Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232001

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Anadarko Petroleum Corporation:

On May 9, 2019, Anadarko Petroleum Corporation (“Anadarko”), Occidental Petroleum Corporation (“Occidental”) and Baseball Merger Sub 1, Inc., an indirect wholly owned subsidiary of Occidental, entered into a merger agreement that provides, upon the terms and subject to the conditions set forth therein, for Anadarko to become an indirect wholly owned subsidiary of Occidental (the “merger”). If the merger is completed, Anadarko stockholders will receive, in exchange for each share of Anadarko common stock, par value $0.10 per share (“Anadarko common stock”), held immediately prior to the merger, (1) $59.00 in cash and (2) 0.2934 of a share of Occidental common stock, par value $0.20 per share (“Occidental common stock”), subject to potential adjustments as specified in the merger agreement and as described herein. The Anadarko board of directors has unanimously approved the merger agreement, and recommends that Anadarko stockholders vote in favor of adopting the merger agreement.

Based on Occidental’s closing stock price on July 8, 2019, the most recent practicable date for which such information was available, the merger consideration represented approximately $73.46 in value per share of Anadarko common stock, which represents a premium of approximately 57% over Anadarko’s closing stock price on April 11, 2019, the last trading day before Anadarko announced it had entered into a merger agreement with Chevron Corporation, which merger agreement was subsequently terminated by Anadarko, and a discount of approximately 3% to Anadarko’s closing stock price on May 8, 2019, the last day before the public announcement of the execution of the merger agreement with Occidental. The value of the stock portion of the merger consideration to be received in exchange for each share of Anadarko common stock will fluctuate with the market value of Occidental common stock until the transaction is complete. The common stock of each of Occidental and Anadarko is listed on the New York Stock Exchange under the symbol “OXY” and “APC”, respectively. Upon completion of the merger, former Anadarko stockholders are expected to own approximately 16% of the then outstanding Occidental common stock, based on Occidental’s outstanding equity as of May 2, 2019 (without giving effect to the exercise of the warrant to be issued pursuant to the Berkshire Hathaway investment described herein).

The merger cannot be completed without approval of the proposal to adopt the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon. Because of this, Anadarko is holding a special meeting of its stockholders on August 8, 2019 to vote on the proposal necessary to complete the merger. Information about the meeting, the merger, the merger agreement, and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus. The Anadarko board of directors has fixed the close of business on July 11, 2019 as the record date for the determination of Anadarko stockholders entitled to notice of, and to vote at, the special meeting. Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Anadarko common stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 32.

The Anadarko board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Anadarko and the Anadarko stockholders, approved the merger agreement and the merger, and directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Anadarko stockholders and unanimously recommends that Anadarko stockholders vote “FOR” the proposal to adopt the merger agreement.

Your vote is very important regardless of the number of shares of Anadarko common stock that you own.

Whether or not you plan to attend the special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction card in order for your shares to be voted.

Thank you for your continued support, interest and investment in Anadarko.

Very truly yours,

Al Walker
Chairman of the Board and
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 11, 2019, and is first being mailed to stockholders of Anadarko on or about July 11, 2019.

1201 Lake Robbins Drive
The Woodlands, Texas 77380

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on August 8, 2019

To the Stockholders of Anadarko Petroleum Corporation:

We are pleased to invite you to attend the special meeting of stockholders of Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), which will be held at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas, 77380, on August 8, 2019, at 8:00 a.m., local time, for the following purposes:

•	to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of May 9, 2019, by and among Occidental Petroleum Corporation (“Occidental”), a Delaware corporation, Baseball Merger Sub, 1 Inc., an indirect wholly owned subsidiary of Occidental (“Merger Subsidiary”), and Anadarko (as it may be amended from time to time, the “merger agreement”), which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 41 and 101, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice is a part (the “merger proposal”); and
•	to vote on an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Anadarko’s named executive officers that is based on or otherwise related to the merger (the “merger-related compensation proposal”).

Anadarko will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof by or at the direction of the Anadarko board of directors. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.

The Anadarko board of directors has fixed the close of business on July 11, 2019 as the record date for the special meeting. Only Anadarko stockholders of record at the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of stockholders entitled to vote at the special meeting will be available for viewing by any Anadarko stockholder during ordinary business hours for a period of ten days before the meeting, for purposes pertaining to the special meeting, at Anadarko’s offices at 1201 Lake Robbins Drive, The Woodlands, Texas 77380. The eligible Anadarko stockholder list will also be available at the special meeting for examination by any stockholder of record present at such meeting.

Completion of the merger is conditioned on adoption of the merger agreement by the Anadarko stockholders, which requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon.

The Anadarko board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Anadarko and the Anadarko stockholders, approved the merger agreement and the merger, and directed that the adoption of the merger agreement be submitted to a vote at a meeting of the holders of Anadarko common stock and unanimously recommends that Anadarko stockholders vote “FOR” the merger proposal and “FOR” the merger-related compensation proposal.

Your vote is very important regardless of the number of shares of Anadarko common stock that you own. Whether or not you expect to attend the special meeting in person, we urge you to submit your vote in advance of the meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction card furnished by the broker, bank or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by

(i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Anadarko common stock who is present at the special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the special meeting in the manner described in the proxy statement/prospectus of which this notice is a part.

The proxy statement/prospectus of which this notice is a part provides a detailed description of the merger and the merger agreement and the other matters to be considered at the special meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 32. If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of Anadarko common stock, please contact either of Anadarko’s proxy solicitors:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders in the U.S. and Canada may call toll free: (877) 456-3524
Stockholders in other locations may call direct: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Phone: (203) 658-9400

By Order of the Anadarko Board of Directors,

Philip H. Peacock
Vice President, Deputy General Counsel,
Corporate Secretary and Chief Compliance Officer

July 11, 2019
The Woodlands, Texas

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Occidental and Anadarko from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 167.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing or by telephone as follows:

For information related to Anadarko:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders in the U.S. and Canada may call toll free: (877) 456-3524
Stockholders in other locations may call direct: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Phone: (203) 658-9400

For information related to Occidental:

Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046
Attention: Investor Relations
Telephone: (713) 215-7000

To receive timely delivery of the documents in advance of the special meeting of Anadarko stockholders, you should make your request no later than August 1, 2019, which is five business days before the meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed by Occidental with the SEC by accessing Occidental’s website at www.oxy.com under the tab “Investors” and then under the heading “SEC Filings”. You may also obtain copies of documents filed by Anadarko with the SEC by accessing Anadarko’s website at www.anadarko.com under the tab “Investors” and then under the heading “Financial Information”.

We are not incorporating the contents of the websites of the SEC, Occidental, Anadarko or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Occidental (File No. 333-232001), constitutes a prospectus of Occidental under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.20 per share, of Occidental (“Occidental common stock”) to be issued to Anadarko stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of Anadarko under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting, at which Anadarko stockholders will be asked to consider and vote on the adoption of the merger agreement.

Occidental has supplied all information contained in, and incorporated by reference into, this proxy statement/prospectus relating to Occidental and Merger Subsidiary, and Anadarko has supplied all such information relating to Anadarko.

You should rely only on the information contained in, and incorporated by reference into, this proxy statement/prospectus. Occidental and Anadarko have not authorized anyone to provide you with information other than the information that is contained in, or incorporated by reference into, this proxy statement/prospectus. Occidental and Anadarko take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated July 11, 2019, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Anadarko stockholders nor the issuance by Occidental of shares of Occidental common stock pursuant to the merger agreement will create any implication to the contrary.

WHERE YOU CAN FIND MORE INFORMATION	167
Occidental SEC Filings	167
Anadarko SEC Filings	167

Annex A: Agreement and Plan of Merger
Annex B: Opinion of Evercore Group L.L.C.
Annex C: Opinion of Goldman Sachs & Co. LLC
Annex D: Section 262 of the Delaware General Corporation Law

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the merger and the special meeting of Anadarko stockholders (the “special meeting”). They may not include all the information that is important to stockholders of Anadarko. Anadarko stockholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167 of this proxy statement/prospectus.

Q: What is the merger?

Occidental Petroleum Corporation (“Occidental”), Baseball Merger Sub 1, Inc., an indirect wholly owned subsidiary of Occidental (“Merger Subsidiary”), and Anadarko Petroleum Corporation (“Anadarko”) have entered into an Agreement and Plan of Merger, dated May 9, 2019 (as it may be amended from time to time, the “merger agreement”). A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of Anadarko by Occidental. Under the merger agreement, subject to satisfaction (or, to the extent permitted by law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this proxy statement/prospectus, Merger Subsidiary will merge with and into Anadarko, with Anadarko continuing as the surviving corporation and an indirect wholly owned subsidiary of Occidental (the “merger” or the “transaction”).

As a result of the merger, Anadarko will no longer be a publicly held company. Following the merger, Anadarko common stock will be delisted from the New York Stock Exchange (the “NYSE”) and will be deregistered under the Exchange Act, after which Anadarko will no longer be required under SEC rules and regulations to file periodic reports with the SEC in respect of Anadarko common stock.

Q: Why am I receiving these materials?

Occidental and Anadarko are sending these materials to Anadarko stockholders to help them decide how to vote their shares of Anadarko common stock with respect to the merger and other matters to be considered at the special meeting.

The merger cannot be completed unless Anadarko stockholders adopt the merger agreement with the affirmative vote of the holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon. Anadarko is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about this special meeting, the merger and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes both a proxy statement of Anadarko and a prospectus of Occidental. It is a proxy statement because the board of directors of Anadarko (the “Anadarko Board”) is soliciting proxies from its stockholders. It is a prospectus because Occidental will issue shares of its common stock in exchange for outstanding shares of Anadarko common stock in the merger.

Q: What will Anadarko stockholders receive in the merger?

In the merger, Anadarko stockholders will receive $59.00 in cash, without interest (as such amount of cash may potentially be adjusted pursuant to the merger agreement as described below, the “per share cash consideration”), and 0.2934 (as such amount may potentially be adjusted pursuant to the merger agreement as described below, the “exchange ratio”) of a validly issued, fully paid and non-assessable share of Occidental common stock (such cash consideration and stock consideration together, as they may potentially be adjusted pursuant to the merger agreement as described below, the “merger consideration”) for each share of Anadarko common stock (other than (i) shares held by Occidental, Anadarko, Merger Subsidiary or any of their respective direct or indirect wholly owned subsidiaries (“cancelled shares”), (ii) certain shares of Anadarko common stock subject to stock-based awards that will be treated in the manner described under the heading “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards” and (iii) shares of Anadarko common stock with respect to which appraisal rights are properly demanded and not withdrawn (“dissenting shares”) under the General Corporation Law of the State of Delaware (the “DGCL”)).

If the merger would otherwise result in the issuance of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) in excess of 19.99% of the outstanding shares of Occidental common stock immediately prior to the closing of the merger (the “share cap”), (i) the exchange ratio will be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) issuable in the merger to not exceed the share cap (the “exchange ratio reduction number”) and (ii) the per share cash consideration will be increased by an amount in cash equal to (x) the exchange ratio reduction number multiplied by (y) the closing price per share of Occidental common stock on the NYSE on the last trading day immediately preceding the closing date of the merger (the “Parent Closing Price”).

The exchange ratio is otherwise fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is complete. No fractional shares of Occidental common stock will be issued in connection with the merger. Each holder of Anadarko common stock that otherwise would have been entitled to receive a fractional share of Occidental common stock immediately prior to the effective time of the merger will receive an amount in cash, without interest, rounded to the nearest cent, in lieu of such fractional share. The value of such cash payment will be calculated by the exchange agent and will represent the holder’s proportionate interest in a trust of proceeds established from the open-market sale of that number of shares of Occidental common stock equal to the excess of (x) the aggregate number of shares of Occidental common stock delivered to the exchange agent by Occidental pursuant to the terms of the merger agreement over (y) the aggregate number of whole shares of Occidental common stock distributed to the holders of certificates or book-entry shares previously representing shares of Anadarko common stock pursuant to the merger agreement. Occidental stockholders will continue to own their existing shares of Occidental common stock, the form of which will not be changed by the transaction. For more details on the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 102.

The merger will be treated as a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. holder (as defined below in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference between (1) the sum of the cash and the fair market value of any shares of Occidental common stock received by such U.S. holder in the merger and (2) the U.S. holder’s adjusted tax basis in its Anadarko common stock. Except in certain circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. holder (as defined below in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Anadarko common stock for any shares of Occidental common stock and cash in the merger. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the merger to you. For additional information, see “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 96.

Q: What equity stake will Anadarko stockholders hold in Occidental immediately following the merger?

Upon the completion of the merger, based on the exchange ratio, the estimated number of shares of Occidental common stock issuable as the stock portion of the merger consideration is approximately 146.3 million shares, which will result in former Anadarko stockholders holding approximately 16% of the outstanding fully diluted Occidental common stock based on the number of outstanding shares of common stock and outstanding stock-based awards of Occidental and Anadarko as of May 2, 2019, the most recent practicable date for which such information was available.

For more details on the merger consideration and the treatment of Anadarko stock options and stock-based awards, see “The Merger Agreement—Merger Consideration” beginning on page 102 and “The Merger Agreement—Merger Consideration—Treatment of Anadarko Stock Options and Other Stock-Based Awards” beginning on page 104, respectively.

Q: When do Anadarko and Occidental expect to complete the merger?

Occidental and Anadarko are working to complete the merger as soon as practicable and currently expect that the transaction will be completed in the second half of 2019. Neither Occidental nor Anadarko can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 120.

Q: Is Occidental’s obligation to complete the merger subject to Occidental receiving financing?

No. Occidental’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the merger. For more information regarding financing of the merger, see “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page 89.

Q: What happens if the merger is not completed?

If the merger agreement is not adopted by Anadarko stockholders or if the merger is not completed for any other reason, Anadarko stockholders will not receive any consideration for their shares of Anadarko common stock. Instead, Anadarko will remain an independent public company, Anadarko common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Anadarko will continue to file periodic reports with the SEC. Under specific circumstances, Anadarko or Occidental may be required to pay the other party a termination fee of $1 billion. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 120.

Q: Will the shares of Occidental common stock I acquire in the merger receive a dividend?

After the closing of the merger, as a holder of Occidental common stock, you will receive the same dividends on shares of Occidental common stock that all other holders of shares of Occidental common stock will receive with any dividend record date that occurs after the closing of the merger.

Q: Will I continue to receive dividends in respect of my shares of Anadarko common stock?

Prior to the closing of the merger, Anadarko and Occidental will coordinate regarding the declaration and payment of dividends in respect of their common stock and the record dates and payment dates relating thereto, so as to ensure that you do not receive two dividends, or fail to receive one dividend, in any quarter with respect to your shares of Anadarko common stock and the Occidental common stock that you receive in exchange therefor in the merger.

After the closing of the merger, former Anadarko stockholders who hold Anadarko share certificates will not be entitled to be paid dividends otherwise payable on the shares of Occidental common stock into which their shares of Anadarko common stock are exchangeable until they surrender their Anadarko share certificates according to the instructions provided to them. Dividends will be accrued for these stockholders and they will receive the accrued dividends when they surrender their Anadarko share certificates.

After the closing of the merger, all Occidental dividends will remain subject to approval by Occidental’s board of directors (the “Occidental Board”).

Q: What am I being asked to vote on, and why is this approval necessary?

Anadarko stockholders are being asked to vote on the following proposals:

1.	a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 41 and 101, respectively (the “merger proposal”); and
2.	an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Anadarko’s named executive officers that is based on or otherwise related to the merger (the “merger-related compensation proposal”).

Approval of the merger proposal by the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon is required for completion of the merger.

Q: What vote is required to approve each proposal at the special meeting?

The merger proposal: The affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon is required to approve the merger proposal (the “Anadarko stockholder approval”).

The merger-related compensation proposal: The affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock present in person or represented by proxy at the special meeting and entitled to vote thereon is required to approve the merger-related compensation proposal. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Anadarko or Occidental. Accordingly, if the merger agreement is adopted and the merger is completed, the merger-related compensation will be payable to Anadarko’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Anadarko’s stockholders.

Q: What happens if the non-binding, advisory merger-related compensation proposal is not approved?

Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Anadarko or Occidental. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Anadarko’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.

Q: What constitutes a quorum?

The presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Anadarko common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Brokers, banks or other nominees that hold shares for beneficial owners do not have discretionary authority to vote the shares as to any matter at the meeting without receiving voting instructions from the beneficial owners. Such shares will be considered to be broker non-votes and will not be counted as present for quorum purposes.

A quorum is necessary to transact business at the special meeting. The Anadarko by-laws and the DGCL provide that if a quorum fails to attend any meeting, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting from time to time, without notice other than by announcement at the meeting, to another date, place, if any, and time until a quorum is present, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.

Q: How does the Anadarko Board recommend that I vote?

The Anadarko Board unanimously recommends that Anadarko stockholders vote “FOR” the merger proposal and “FOR” the merger-related compensation proposal.

Q: What do I need to do now?

After carefully reading and considering the information contained in, and incorporated by reference into, this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Please do not submit your Anadarko stock certificates at this time. After the merger is completed, you will receive instructions for surrendering your Anadarko stock certificates in exchange for shares of Occidental common stock from the exchange agent.

Please carefully consider the information contained in, and incorporated by reference into, this proxy statement/prospectus. Whether or not you plan to attend the special meeting, Anadarko encourages you to submit your proxy to vote via the internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the special meeting.

Q: How do I vote?

If you are a stockholder of record of Anadarko as of July 11, 2019 (the “record date”), you may submit your proxy before the special meeting in one of the following ways:

•	Telephone—use the toll-free number shown on your proxy card;
•	Internet—visit the website shown on your proxy card to vote via the internet; or
•	Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record, you may also cast your vote in person at the special meeting. If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

If your shares are held in “street name”, through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a “legal proxy” form from their broker, bank or other nominee.

Q: When and where is the special meeting of stockholders? What must I bring to attend the special meeting?

The special meeting of Anadarko stockholders will be held at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas, 77380 at 8:00 a.m., local time, on August 8, 2019. Subject to space availability, all Anadarko stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 7:30 a.m., local time.

If you wish to attend the special meeting, you must bring valid photo identification, such as a driver’s license or passport. If you hold your shares of Anadarko common stock in street name, such as through a broker, bank or other nominee, you must also bring proof of ownership such as the voting instruction card from your broker or other nominee or an account statement showing your ownership as of the record date. In addition, no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares of Anadarko common stock are registered directly in your name with the transfer agent of Anadarko, Computershare, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Anadarko or to a third party to vote at the special meeting.

If your shares are held by a broker, bank or other nominee, you are considered the beneficial owner of shares held in “street name”, and your broker, bank or other nominee is considered the stockholder of record with respect to those shares. Your broker, bank or other nominee will send you, as the beneficial owner, voting instructions for you to use in directing the broker, bank or other nominee in how to vote your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your broker, bank or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q: If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Anadarko or by voting in person at the special meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

The NYSE permits brokers to vote their customers’ stock held in street name on routine matters when the brokers have not received voting instructions from their customers. The NYSE does not, however, allow brokers to vote their customers’ stock held in street name on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the broker is unable to vote are called broker non-votes. The merger proposal and the merger-related compensation proposal are non-routine matters on which brokers are not allowed to vote unless they have received voting instructions from their customers.

If you are an Anadarko stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the same effect as a vote cast “AGAINST” this proposal; and
•	your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal, which broker non-votes, if any, will have no effect on the vote for this proposal (assuming a quorum is present).

Q: What if I fail to vote or abstain?

For purposes of the special meeting, an abstention occurs when a stockholder attends the special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Merger proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the merger proposal.

Merger-related compensation proposal: An abstention will have the same effect as a vote cast “AGAINST” the merger-related compensation proposal. If an Anadarko stockholder is not present in person at the special meeting and does not respond by proxy, it will have no effect on the vote for the merger-related compensation proposal (assuming a quorum is present).

Q: What will happen if I return my proxy or voting instruction card without indicating how to vote?

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Anadarko common stock represented by your proxy will be voted as recommended by the Anadarko Board with respect to that proposal.

Q: May I change or revoke my vote after I have delivered my proxy or voting instruction card?

Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in one of four ways:

(1)	submitting a proxy at a later time by internet or telephone until 11:59 p.m. Eastern Time on August 7, 2019;
(2)	voting in person at the special meeting;
(3)	delivering, before 6:00 p.m. Eastern Time on August 7, 2019, to Anadarko’s Corporate Secretary at Anadarko’s executive offices at 1201 Lake Robbins Drive, The Woodlands, Texas 77380, a proxy with a later date or a written revocation of your most recent proxy; or
(4)	giving written revocation to the inspector of election at the special meeting.

If you are a street name stockholder (for example, if your shares are held in the name of a broker, bank or other holder of record) and you vote by proxy, you may later revoke your proxy by informing the holder of record in accordance with that entity’s procedures.

Q: What are the material U.S. federal income tax consequences of the merger?

The merger will be treated as a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. holder (as defined below in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference between (1) the sum of the cash and the fair market value of any shares of Occidental common stock received by such U.S. holder in the merger and (2) the U.S. holder’s adjusted tax basis in its Anadarko common stock.

Except in certain circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. holder (as defined below in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Anadarko common stock for any shares of Occidental common stock and cash in the merger.

In certain circumstances, Anadarko stockholders who expect to own an equal or greater percentage interest in Occidental following the merger than their percentage interest in Anadarko prior to the merger, taking into account the application of certain constructive ownership rules, may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”). All references in this proxy statement/prospectus to “Section 304” are to Section 304 of the Code. As described further below under “The Merger—Material U.S. Federal Income Tax Consequences—The Merger—Special Consequences of the Merger to Holders of Anadarko Common Stock That Also Own Occidental Common Stock”, such stockholders may be required to include the entire amount of the consideration received as dividend income. Non-U.S. holders may be subject to U.S. federal income and withholding tax on such dividend income. In addition, withholding agents may withhold on consideration payable to all Non-U.S. holders because they may not be able to determine whether any particular Non-U.S. holder is subject to withholding as a result of these rules. Any such stockholders who expect to own an equal or greater percentage interest in Occidental following the merger than their percentage interest in Anadarko prior to the merger and all Non-U.S. holders should consult their own tax advisors regarding the application of Section 304 to the merger.

Please refer to “The Merger—Material U.S. Federal Income Tax Consequences—The Merger” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q: Am I entitled to exercise appraisal rights in connection with the merger instead of receiving the merger consideration for my shares of Anadarko common stock?

Under Delaware law, if the merger is completed, holders of Anadarko common stock who do not vote in favor of the adoption of the merger agreement and otherwise comply with the requirements and procedures of Section 262 of the DGCL may exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Anadarko common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery. The “fair value” could be higher or lower than, or the same as, the merger consideration. For a more detailed description of the appraisal rights available to Anadarko stockholders and the procedures required to exercise appraisal rights, see “The Merger—Appraisal Rights” beginning on page 92. A copy of the full text of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus.

Q: What will happen to Anadarko stock options and other stock-based awards?

Upon completion of the merger:

•	Each outstanding option to purchase shares of Anadarko common stock, whether or not vested (an “Anadarko stock option”), will be cancelled and converted into the right to receive a cash amount equal to the product of:
•	the excess, if any, of (i) the sum, rounded to the nearest whole cent, of (x) the product of the exchange ratio and the Parent Closing Price and (y) the per share cash consideration (the amount in this clause (i), the “Option Consideration”) over (ii) the per share exercise price of such Anadarko stock option; and
•	the aggregate number of shares of Anadarko common stock subject to such Anadarko stock option.

Each Anadarko stock option with an exercise price equal to or greater than the Option Consideration will be cancelled and terminated, without any payment in respect thereof.

•	Each outstanding award of restricted stock units that corresponds to shares of Anadarko common stock (an “Anadarko RSU award”) will convert into a restricted stock and cash unit award of Occidental (an “Occidental restricted stock/cash unit award”) with respect to both:
•	the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (i) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (ii) the exchange ratio, and

•	the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (i) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (ii) the per share cash consideration.

The Occidental restricted stock/cash unit award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RSU award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

•	Each outstanding restricted stock award (an “Anadarko RS award”) will convert into a restricted stock and cash award of Occidental (an “Occidental restricted stock/cash award”) with respect to both:
•	the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (i) the number of shares of Anadarko common stock subject to such Anadarko RS award by (ii) the exchange ratio, and
•	the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (i) the number of shares of Anadarko common stock subject to such Anadarko RS award by (ii) the per share cash consideration.

The Occidental restricted stock/cash award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RS award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

•	Each outstanding award of performance units (an “Anadarko PU award”) will immediately vest and will be cancelled and converted into the right to receive a cash amount equal to the product of (i) 200% of the target number of shares of Anadarko common stock subject to such Anadarko PU award multiplied by (ii) $76.00, less applicable tax withholdings. This amount will be payable on the earliest date that would not result in the imposition of any tax under Section 409A of the Code.
•	Each outstanding deferred share award (an “Anadarko deferred share award”) will be cancelled and converted into the right to receive the merger consideration in respect of each share of Anadarko common stock subject to such Anadarko deferred share award. This amount will be payable within five business days following the completion of the merger or, if later, the earliest date that would not result in the imposition of tax under Section 409A of the Code.

Q: What happens if I sell my shares of Anadarko common stock after the record date but before the special meeting?

The record date for the special meeting (the close of business on July 11, 2019) is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Anadarko common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by Anadarko stockholders in the merger or to demand appraisal rights. In order to receive the merger consideration or demand appraisal rights, you must hold your shares through completion of the merger.

Q: Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal?

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 32. You also should read and carefully consider the risk factors of Occidental and Anadarko contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q: What should I do if I receive more than one set of voting materials?

If you hold shares of Anadarko common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Anadarko common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Anadarko common stock are voted. If you hold your shares in “street name” through a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee to vote your shares.

Q: Who will tabulate and certify the vote?

Broadridge Financial Solutions, Inc. (“Broadridge”), an independent third party, will tabulate and certify the vote, and will have a representative to act as the independent inspector of election for the special meeting.

Q: Where can I find the voting results of the special meeting?

The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Anadarko intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q: Whom should I contact if I have any questions about the proxy materials or voting?

If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agents for Anadarko, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders in the U.S. and Canada may call toll free: (877) 456-3524
Stockholders in other locations may call direct: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Phone: (203) 658-9400

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Occidental and Anadarko urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional important information, which Occidental and Anadarko also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167. Unless stated otherwise, all references in this proxy statement/prospectus to Occidental are to Occidental Petroleum Corporation, all references to Anadarko are to Anadarko Petroleum Corporation and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of May 9, 2019, by and among Occidental Petroleum Corporation, Baseball Merger Sub 1, Inc. and Anadarko Petroleum Corporation, a copy of which is attached as Annex A to this proxy statement/prospectus.

Information about the Companies

Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s principal businesses consist of three segments as follows:

Oil and Gas—This segment explores for, develops and produces oil and condensate, natural gas liquids (“NGLs”) and natural gas. Occidental’s oil and gas assets are located in some of the world’s highest-margin basins and are characterized by an advantaged mix of short- and long-cycle, high-return development opportunities. In the United States, Occidental holds a leading position in the Permian Basin. Other core operations are in the Middle East (Oman, United Arab Emirates (“UAE”) and Qatar) and Latin America (Colombia).

Chemical (OxyChem)—This segment primarily manufactures and markets basic chemicals and vinyls. OxyChem is a leading North American manufacturer of PVC resins, chlorine and caustic soda − key building blocks of products such as pharmaceuticals, water treatment chemicals and durable, long-life plastics. OxyChem has manufacturing facilities in the United States, Canada and Latin America.

Midstream and Marketing—This segment purchases, markets, gathers, processes, transports and stores oil, condensate, NGL, natural gas, carbon dioxide and power. It also trades around its assets, including transportation and storage capacity, and invests in entities that conduct similar activities. Also within the midstream and marketing segment is Oxy Low Carbon Ventures (“OLCV”). OLCV seeks to capitalize on Occidental’s enhanced oil recovery leadership by developing carbon capture, utilization and storage projects that source anthropogenic carbon dioxide and promote innovative technologies that drive cost efficiencies and grow Occidental’s business while reducing emissions.

Occidental is incorporated in Delaware. Its principal executive offices are located at 5 Greenway Plaza, Suite 110, Houston, Texas 77046 and its telephone number is (713) 215-7000. Occidental’s website address is www.oxy.com. Information contained on Occidental’s website does not constitute part of this proxy statement/prospectus. Occidental’s common stock is publicly traded on the NYSE, under the ticker symbol “OXY”. Additional information about Occidental is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167.

Anadarko

Anadarko is among the world’s largest independent exploration and production companies, with approximately 1.5 billion barrels of oil equivalent (“BOE”) of proved reserves at December 31, 2018. Anadarko’s asset portfolio combines cash-generating conventional oil developments in the Gulf of Mexico, Algeria and Ghana with a large inventory of significant and proven high-growth unconventional resources in the U.S. onshore. Anadarko’s U.S. onshore assets include the Delaware and Denver-Julesburg (“DJ”) basins and an emerging play in the Powder River basin. Anadarko’s asset portfolio also includes a world-class natural-gas discovery in Mozambique as well as other worldwide exploration and development opportunities.

On February 28, 2019, Anadarko completed the previously announced contribution and sale of substantially all of its midstream assets to Western Midstream Partners, LP, a publicly traded limited partnership and consolidated subsidiary of Anadarko and formerly known as Western Gas Equity Partners, LP. Due to this contribution and sale, as of the filing on May 8, 2019 of its Quarterly Report on Form 10-Q for the three months ended March 31, 2019, Anadarko no longer reports an Other Midstream segment and now has two reporting segments as follows:

Exploration and Production—This segment is engaged in the exploration, development, production and sale of oil, natural gas and NGLs and in advancing its Mozambique LNG project toward a final investment decision (“FID”) in the first half of 2019.

WES Midstream—This segment engages in gathering, processing, treating, and transporting Anadarko and third-party oil, natural gas and NGL production, as well as gathering and disposal of produced water. The WES Midstream segment consists of assets owned by Western Midstream Partners, LP.

Anadarko is incorporated in Delaware. Anadarko’s corporate headquarters is located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, and its telephone number is (832) 636-1000. Anadarko’s website address is www.anadarko.com. Information contained on Anadarko’s website does not constitute part of this proxy statement/prospectus. Anadarko’s common stock is publicly traded on the NYSE under the ticker symbol “APC”. Additional information about Anadarko is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167.

Merger Subsidiary

Merger Subsidiary, an indirect wholly owned subsidiary of Occidental, is a Delaware corporation incorporated on April 5, 2019 for the purpose of effecting the merger. Merger Subsidiary has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Subsidiary are located at 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and its telephone number is (713) 215-7000.

The Merger

On May 9, 2019, Occidental, Merger Subsidiary and Anadarko entered into the merger agreement, which provides that upon the terms and subject to the conditions set forth therein and in accordance with the DGCL, Merger Subsidiary will merge with and into Anadarko, with Anadarko continuing as the surviving corporation and an indirect wholly owned subsidiary of Occidental.

Merger Consideration

In the merger, each share of Anadarko common stock that is issued and outstanding immediately prior to the effective time of the merger (other than (i) cancelled shares, (ii) certain shares of Anadarko common stock subject to stock-based awards that will be treated in the manner described under the heading “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards” and (iii) dissenting shares (if any)) will be converted into the right to receive the merger consideration, consisting of $59.00 in cash (as such amount of cash may potentially be adjusted pursuant to the merger agreement as described below, the “per share cash consideration”), without interest, and 0.2934 (as such amount may potentially be adjusted pursuant to the merger agreement as described below, the “exchange ratio”) of a validly issued, fully paid and non-assessable share of Occidental common stock (such cash consideration and stock consideration together, as they may potentially be adjusted pursuant to the merger agreement as described below, the “merger consideration”). If the merger would otherwise result in the issuance of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) in excess of 19.99% of the outstanding shares of Occidental common stock immediately prior to the closing of the merger (the “share cap”), (i) the exchange ratio will be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) issuable in the merger to not exceed the share cap (the “exchange ratio reduction number”) and (ii) the per share cash consideration will be increased by the amount in cash equal to (x) the exchange ratio reduction number multiplied by (y) the Parent Closing Price.

The exchange ratio is otherwise fixed and will not be adjusted to reflect changes in the stock price of either company prior to the closing of the merger. The exchange ratio will, however, be adjusted appropriately to fully reflect the effect of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon, with respect to outstanding shares of capital stock of either Occidental or Anadarko with a record date between the date of the merger agreement and the completion of the merger. No fractional shares of Occidental common stock will be issued in connection with the merger. Each holder of Anadarko common stock that otherwise would have been entitled to receive a fractional share of Occidental common stock immediately prior to the effective time of the merger will receive an amount in cash, without interest, rounded to the nearest cent, in lieu of such fractional share. The value of such cash payment will be calculated by the exchange agent and will represent the holder’s proportionate interest in a trust of proceeds established from the open-market sale of that number of shares of Occidental common stock equal to the excess of (i) the aggregate number of shares of Occidental common stock delivered to the exchange agent by Occidental pursuant to the terms of the merger agreement over (ii) the aggregate number of whole shares of Occidental common stock distributed to the holders of certificates or book-entry shares previously representing shares of Anadarko common stock pursuant to the merger agreement.

Occidental stockholders will continue to own their existing shares of Occidental common stock, the form of which will not be changed by the transaction.

Treatment of Anadarko Stock Options and Other Stock-Based Awards

Anadarko Stock Options. Upon completion of the merger, each outstanding Anadarko stock option will be cancelled and converted into the right to receive a cash amount equal to the product of (i) the excess, if any, of (1) the Option Consideration over (2) the per share exercise price of such Anadarko stock option; and (ii) the aggregate number of shares of Anadarko common stock subject to such Anadarko stock option. Each Anadarko stock option with an exercise price equal to or greater than the Option Consideration will be cancelled and terminated, without any payment in respect thereof.

Anadarko RSU Awards. Upon completion of the merger, each outstanding Anadarko RSU award will convert into an Occidental restricted stock/cash unit award with respect to both (i) the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (x) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (y) the exchange ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (2) the per share cash consideration. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RSU award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

Anadarko RS Awards. Upon completion of the merger, each outstanding Anadarko RS award will convert into an Occidental restricted stock/cash award with respect to both (i) the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (x) the number of shares of Anadarko common stock subject to such Anadarko RS award by (y) the exchange ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares of Anadarko common stock subject to such Anadarko RS award by (2) the per share cash consideration. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RS award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

Anadarko PU Awards. Upon completion of the merger, each outstanding Anadarko PU award will immediately vest and will be cancelled and converted into the right to receive a cash amount equal to the product of (i) 200% of the target number of shares of Anadarko common stock subject to such Anadarko PU award multiplied by (ii) $76.00, less applicable tax withholdings. This amount will be payable on the earliest date that would not result in the imposition of any tax under Section 409A of the Code.

Anadarko Deferred Share Awards. Upon completion of the merger, each outstanding Anadarko deferred share award will be cancelled and converted into the right to receive the merger consideration in respect of each share of Anadarko common stock subject to such Anadarko deferred share award. This amount will be payable within five business days following the completion of the merger or, if later, the earliest date that would not result in the imposition of tax under Section 409A of the Code.

For a more complete discussion of the treatment of Anadarko stock options and other Anadarko stock-based awards, see “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards” beginning on page 91.

Recommendations of the Anadarko Board of Directors

After careful consideration, the Anadarko Board unanimously recommends that holders of Anadarko common stock vote “FOR” the merger proposal.

After careful consideration, the Anadarko Board unanimously recommends that holders of Anadarko common stock vote “FOR” the merger-related compensation proposal.

For a more complete description of the Anadarko Board’s reasons for the transaction and the recommendation of the Anadarko Board, see “The Merger—Occidental’s Rationale for the Transaction” and “The Merger—Recommendations of the Anadarko Board of Directors and Its Reasons for the Transaction” beginning on pages 54 and 55, respectively.

Opinions of Anadarko’s Financial Advisors

Opinion of Evercore Group L.L.C.

Pursuant to an engagement letter dated as of February 15, 2019, Anadarko engaged Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with a study of potential strategic alternatives available to Anadarko, including a possible sale of Anadarko. As part of this engagement, Anadarko requested that Evercore evaluate the fairness of the merger consideration, from a financial point of view, to the holders of the shares of Anadarko common stock.

At a meeting of the Anadarko Board held on May 9, 2019, Evercore rendered to the Anadarko Board its oral opinion, subsequently confirmed in writing, that as of May 9, 2019 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration was fair, from a financial point of view, to the holders of Anadarko common stock entitled to receive such merger consideration.

The full text of the written opinion of Evercore, dated as of May 9, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Anadarko Board in connection with their evaluation of the merger. The opinion does not constitute a recommendation to the Anadarko Board or to any other person in respect of the merger, including as to how any holder of shares of Anadarko common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Anadarko, nor does it address the underlying business decision of Anadarko to engage in the merger.

For further information, see “The Merger—Opinions of Anadarko’s Financial Advisors—Opinion of Evercore Group L.L.C.” beginning on page 58 and the full text of the written opinion of Evercore attached as Annex B to this proxy statement/prospectus.

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Anadarko Board, Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered to the Anadarko Board its oral opinion, subsequently confirmed by delivery of a written opinion, dated May 9, 2019, to the Anadarko Board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than Occidental, Berkshire Hathaway and their respective affiliates) of shares of Anadarko common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 9, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. The summary of Goldman Sachs’ opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Anadarko Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any Anadarko stockholder should vote with respect to the merger or any other matter.

For more information, see “The Merger—Opinions of Anadarko’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” beginning on page 66 and the full text of the written opinion of Goldman Sachs attached as Annex C to this proxy statement/prospectus.

Interests of Directors and Executive Officers of Anadarko in the Merger

You should be aware that some of the directors and executive officers of Anadarko have interests in the merger that are different from, or are in addition to, the interests of stockholders generally. These interests include the following:

•	Executive officers and directors of Anadarko have arrangements with Anadarko that provide for certain benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances following the completion of the merger, including (i) in the case of executive officers, severance and accelerated vesting of certain equity awards, and (ii) in the case of non-executive directors, distribution of deferred share awards.
•	Executive officers and directors of Anadarko have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the merger.

The Anadarko Board was aware of these additional interests of their directors and executive officers and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the applicable merger-related proposals.

For a further discussion of the interests of Anadarko’s directors and executive officers in the merger, see “The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79.

Material U.S. Federal Income Tax Consequences of the Merger

The merger will be treated as a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. holder (as defined below in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences—General”) generally will recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of any shares of Occidental common stock received by such U.S. holder in the merger and (ii) the U.S. holder’s adjusted tax basis in its Anadarko common stock.

Except in certain circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—The Merger”, a Non-U.S. holder (as defined below in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences—General”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of Anadarko common stock for any shares of Occidental common stock and cash in the merger.

In certain circumstances, Anadarko stockholders who expect to own an equal or greater percentage interest in Occidental following the merger than their percentage interest in Anadarko prior to the merger, taking into account the application of certain constructive ownership rules, may have tax consequences that differ materially from those described above as a result of the application of Section 304. As described further below under “The Merger—Material U.S. Federal Income Tax Consequences—The Merger—Special Consequences of the Merger to Holders of Anadarko Common Stock That Also Own Occidental Common Stock”, such stockholders may be required to include the entire amount of the consideration received as dividend income. Non-U.S. holders may be subject to U.S. federal income and withholding tax on such dividend income. In addition, withholding agents may withhold on consideration payable to all Non-U.S. holders because they may not be able to determine whether any particular Non-U.S. holder is subject to withholding as a result of these rules. Any such stockholders who expect to own an equal or greater percentage interest in Occidental following the merger than their percentage interest in Anadarko prior to the merger and all Non-U.S. holders should consult their own tax advisors regarding the application of Section 304 to the merger.

Please refer to “The Merger—Material U.S. Federal Income Tax Consequences—The Merger” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Accounting Treatment of the Merger

The merger will be accounted for as an acquisition of Anadarko by Occidental under the acquisition method of accounting in accordance with accounting principles generally accepted in the U.S. (“GAAP”). For additional information, see “The Merger—Accounting Treatment of the Merger” beginning on page 88.

Litigation Relating to the Merger

On May 30, 2019, Anadarko received a demand letter from counsel to a purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 9, 2019, Anadarko received a demand letter from counsel to a different purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL.

On May 30, 2019, a complaint was filed in the Court of Chancery of the State of Delaware by purported Occidental stockholders High River Limited Partnership, Icahn Partners Master Fund LP and Icahn Partners LP, seeking inspection of Occidental’s books and records pursuant to Section 220 of the DGCL. On June 14, 2019, Occidental filed an answer to the complaint in the Court of Chancery of the State of Delaware.

Appraisal Rights

Under Delaware law, if the merger is completed, holders of Anadarko common stock who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the requirements and procedures of Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Anadarko common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. A copy of the full text of Section 262 of the DGCL is included as Annex D to this proxy statement/prospectus. Anadarko stockholders are encouraged to read Section 262 of the DGCL carefully and in its entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Anadarko stockholders who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply with Section 262 of the DGCL may result in loss of the right of appraisal. For a more detailed description of Anadarko stockholder’s appraisal rights, see “The Merger—Appraisal Rights” beginning on page 92.

Regulatory Approvals Required for the Merger

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), under which Occidental and Anadarko may not complete the merger until notification and report forms are furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”) and the HSR Act waiting period is terminated or expires. On May 23, 2019, Occidental and Anadarko each filed their respective requisite notification and report form under the HSR Act with the DOJ and the FTC. The FTC granted early termination of the applicable waiting period under the HSR Act on June 3, 2019.

Conditions to Completion of the Merger

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after the merger agreement has been adopted by the stockholders of Anadarko. The parties currently expect to complete the transaction in the second half of 2019. However, it is possible that factors outside of each company’s control could require them to complete the transaction at a later time or not to complete it at all.

In addition to the approval of the merger proposal by Anadarko stockholders and the expiration or termination of the applicable waiting period under the HSR Act, each as described above, each party’s obligation to complete the merger is also subject to the satisfaction (or, to the extent permitted by law and in accordance with the merger agreement, waiver) of other conditions, including: the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order by the SEC), approval of the listing on the NYSE of the Occidental common stock to be issued in the merger, the absence of an injunction prohibiting the merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects and delivery of an officer’s certificate by the other party certifying satisfaction of the two preceding conditions.

Neither Occidental nor Anadarko can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 120.

Financing of the Merger and Treatment of Existing Debt

Occidental’s obligation to close the merger is not conditioned on its ability to obtain financing. Occidental and Merger Subsidiary have represented to Anadarko that proceeds from the debt and equity financing described below, together with cash and marketable securities of Occidental, will be sufficient to enable Occidental to pay at the closing of the merger the cash portion of the merger consideration and to consummate the transactions contemplated by the merger agreement. Occidental estimates that the total amount of cash required to complete the transactions contemplated by the merger, including the cash portion of the merger consideration and payment of fees, expenses and other related amounts incurred in connection with the merger, will be approximately $30.3 billion. Occidental expects to finance the cash portion of the merger consideration and these fees, expenses and amounts with the proceeds of debt and equity financing, including proceeds from the Berkshire Hathaway investment described below.

In connection with its entry into the merger agreement, Occidental entered into a second amended and restated debt commitment letter, dated May 9, 2019 (the “debt commitment letter”), with Citigroup Global Markets Inc. (“CGMI”), Bank of America, N.A. (“BofA”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with its assignee, BofA Securities, Inc., “BAML”), pursuant to which, subject to the terms and conditions set forth therein, CGMI (on behalf of itself and certain affiliates) and BofA (collectively, the “initial bridge commitment parties”) committed to provide a 364-day senior unsecured bridge loan facility in an aggregate principal amount of up to $21.8 billion. Such commitments were reduced by an aggregate principal amount of $8.8 billion, to an aggregate principal amount of $13.0 billion, upon Occidental’s entry into the term loan credit agreement described below and will be further reduced to the extent that Occidental obtains certain other long-term debt financing or debt financing commitments, completes certain issuances of equity, equity-linked or hybrid debt-equity securities or completes certain asset sales (subject to customary reinvestment rights), including asset sales pursuant to the Total transaction. On June 3, 2019, Occidental and the initial bridge commitment parties entered into a joinder agreement to the debt commitment letter (the “bridge joinder agreement”), with certain additional commitment parties (the “additional bridge commitment parties”). The bridge joinder agreement amended the debt commitment letter and reallocated the commitments of the initial bridge commitment parties to fund loans under the bridge loan facility among the initial bridge commitment parties and the additional bridge commitment parties (collectively, the “bridge commitment parties”). The bridge commitment parties’ obligations to fund the bridge loan facility are subject to several limited conditions as set forth in the debt commitment letter, including, among others, the completion of the merger, the absence of a material adverse effect (as defined in the merger agreement) on Anadarko, the accuracy in all material respects of certain representations and warranties related to Anadarko, as set forth in the merger agreement, and to Occidental, the absence of certain events of default and the delivery of certain financial statements of Occidental and Anadarko.

On June 3, 2019, Occidental entered into an $8.8 billion term loan credit agreement (the “term loan credit agreement”) with Citibank, N.A., as agent, and certain financial institutions party thereto, as lenders (the “term loan lenders”), pursuant to which, subject to the terms and conditions set forth therein, the term loan lenders committed to provide (i) a 364-day senior unsecured term loan facility in an aggregate principal amount of up to $4.4 billion and (ii) a two-year senior unsecured term loan facility in an aggregate principal amount of up to

$4.4 billion, for the purposes of financing the merger and paying related fees and expenses. The term loan lenders’ obligations to fund term loans under the term loan credit agreement are subject to several limited conditions as set forth in the term loan credit agreement, including, among others, the completion of the merger, the absence of a material adverse effect (as defined in the merger agreement) on Anadarko, the accuracy in all material respects of certain representations and warranties related to Anadarko, as set forth in the merger agreement, and to Occidental, the absence of certain events of default and (to the extent also provided to the lead arrangers under the bridge loan facility) the delivery of certain financial statements of Occidental and Anadarko. The term loan credit agreement contains certain customary covenants and events of default, including a customary negative pledge and a covenant that Occidental will maintain, as of the last day of each fiscal quarter, a ratio not in excess of 0.65 to 1.00 of consolidated debt to total capitalization (as such terms are defined in the term loan credit agreement).

On April 30, 2019, Occidental and Berkshire Hathaway Inc. (“Berkshire Hathaway”) entered into a securities purchase agreement, pursuant to which Berkshire Hathaway agreed to purchase newly issued Occidental preferred stock (the “series A preferred stock”) and a warrant to purchase Occidental common stock for an aggregate purchase price of $10 billion in cash (the “Berkshire Hathaway investment”). Berkshire Hathaway’s purchase of such series A preferred stock and warrant is subject to certain conditions, including completion of the merger.

For more information regarding the financing of the merger, see “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page 89.

Sale of Anadarko Assets to TOTAL S.A.

In connection with the merger, Occidental and TOTAL S.A. (“Total”) entered into a binding memorandum of understanding, dated May 3, 2019, pursuant to which Occidental has agreed to sell to Total all of the assets, liabilities, businesses and operations of Anadarko in Algeria, Ghana, Mozambique and South Africa for $8.8 billion in cash, on a cash-free, debt-free basis (the “Total transaction”). The Total transaction is conditioned on the completion of the merger, the execution and delivery of a definitive purchase agreement, and the receipt of required regulatory approvals, as well as other customary closing conditions.

For more information regarding the Total transaction, see “The Merger—Sale of Anadarko Assets to TOTAL S.A.” beginning on page 91.

No Solicitation

In the merger agreement, Anadarko has agreed that it and its subsidiaries will not, and that it will direct and use its reasonable best efforts to cause its and its subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•	take any action to solicit, initiate or knowingly encourage or facilitate the making of any acquisition proposal (as defined on page 109) or any inquiry with respect to an acquisition proposal;
•	engage in discussions or negotiations with any person with respect to an acquisition proposal (except to notify them of the existence of the applicable provisions of the merger agreement);
•	disclose any nonpublic information or afford access to properties, books or records to any person that has made, or to Anadarko’s knowledge is considering making, an acquisition proposal;
•	approve or recommend, propose to approve or recommend, or execute or enter into any agreement relating to an acquisition proposal; or
•	propose publicly or agree to do any of the foregoing.

The merger agreement includes customary exceptions such that, prior to obtaining the Anadarko stockholder approval of the merger proposal (the “Anadarko stockholder approval”), Anadarko may furnish information and access, and may engage in discussions and negotiations regarding an acquisition proposal, if (i) the Anadarko Board concludes in good faith, after (x) receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal (as defined on page 110) and (y) taking into account any revised terms proposed by

Occidental after Occidental is notified of such acquisition proposal pursuant to the terms of the merger agreement, that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Anadarko’s stockholders under applicable law and (ii) Anadarko receives from the person making such an acquisition proposal an executed confidentiality agreement and complies with certain specified procedures. For a discussion of the limitations on solicitation of acquisition proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 108.

Termination of the Merger Agreement

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger in any of the following ways:

•	By the mutual written consent of Occidental and Anadarko.
•	By either Occidental or Anadarko:
•	if the merger has not been completed by February 9, 2020 (or, if the reason for not closing by February 9, 2020 is that the regulatory conditions specified in the merger agreement have not been satisfied by that date or because of an injunction prohibiting completion of the merger, and all other closing conditions of the parties have been satisfied, duly waived or are then capable of being satisfied, May 9, 2020) (such date, as it may be extended, the “end date”), provided that neither Occidental nor Anadarko can terminate the merger agreement due to the occurrence of the end date if its failure to fulfill any obligation under the merger agreement has principally caused or resulted in the failure to complete the merger on or before such end date;
•	if the Anadarko stockholder approval has not been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof;
•	if there is any law or regulation that makes completion of the merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Occidental or Anadarko from consummating the merger is entered and such judgment, injunction, order or decree becomes final and nonappealable; provided that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the covenant to use best efforts has principally caused or resulted in the imposition of such restraint or the failure of such restraint to be resisted, resolved or lifted; or
•	if there has been a breach by the other party of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach results in the failure to satisfy certain conditions to the obligations of Occidental and Merger Subsidiary (in the case of a breach by Anadarko) or certain conditions to the obligations of Anadarko (in the case of a breach by Occidental) to the merger, and such breach is incapable of being cured or, if capable of being cured, has not been cured within 30 days after written notice thereof to the party alleged to be in breach.
•	By Occidental:
•	prior to receipt of the Anadarko stockholder approval, if there has been a change in the Anadarko recommendation (as defined on page 110), whether or not permitted by the terms of the merger agreement (or the Anadarko Board or any committee thereof resolves to effect a change in the Anadarko recommendation).
•	By Anadarko:
•	in order to enter into a definitive agreement with respect to a superior proposal, only if Anadarko has complied with the specific procedures and requirements set out in the merger agreement with regard to the superior proposal and has paid the applicable termination fee.

If the merger agreement is terminated as described above, the merger agreement will be void and have no effect, and there will be no liability or obligation on the part of any party, except that:

•	certain provisions contained in the merger agreement with respect to the effect of termination, the allocation of costs and expenses and the termination fee will survive the termination of the merger agreement;
•	the agreements contained in the confidentiality agreement between Occidental and Anadarko will survive the termination of the merger agreement; and
•	no termination will relieve any party of any liability or damages resulting from any material and intentional breach by that party of the merger agreement.

In addition, none of the financing sources (as defined on page 121) will have any liability to Anadarko or any of its affiliates, and neither Anadarko nor any of its affiliates will have any rights or claims against any financing sources, relating to or arising out of the merger agreement, the debt commitment letters, the financing for the transactions contemplated by the merger agreement or otherwise.

Termination Fees

The merger agreement further provides that Anadarko will pay or cause to be paid to Occidental a termination fee of $1 billion in connection with a termination of the merger agreement under the following circumstances:

•	if Occidental terminates the merger agreement pursuant to a change in the Anadarko recommendation, then Anadarko will pay or cause to be paid $1 billion not later than the date of termination of the merger agreement;
•	if (i) the merger agreement is terminated by Anadarko or Occidental pursuant to not having obtained the Anadarko stockholder approval by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof and (ii) on or before the date of such termination an acquisition proposal has been made and become publicly known, whether or not withdrawn, prior to the special meeting, then Anadarko will pay or cause to be paid $1 billion not later than the date an acquisition proposal (defined for this purpose with all references to “20%” in the definition of acquisition proposal (found on page 109) being replaced with references to “50%”) is consummated or a definitive agreement is entered into by Anadarko providing for any such acquisition proposal, so long as such acquisition proposal is consummated or such definitive agreement is executed within 12 months after the date of termination;
•	if (i) the merger agreement is terminated by Anadarko or Occidental due to the failure to consummate the merger by the end date and the Anadarko stockholder approval has not been obtained and (ii) on or before the date of such termination an acquisition proposal has been made and become publicly known, whether or not withdrawn, prior to the date of such termination, then Anadarko will pay or cause to be paid $1 billion not later than the date an acquisition proposal (defined for this purpose with all references to “20%” in the definition of acquisition proposal being replaced with references to “50%”) is consummated or a definitive agreement is entered into by Anadarko providing for any such acquisition proposal, so long as such acquisition proposal is consummated or such definitive agreement is executed within 12 months after the date of termination;
•	if (i) the merger agreement is terminated by Occidental pursuant to a breach by Anadarko of any of its representations, warranties, covenants or agreements, which breach resulted in the failure to satisfy one or more of certain additional conditions to the obligations of Occidental and Merger Subsidiary to the merger, and the Anadarko stockholder approval has not been obtained and (ii) on or before the date of such termination an acquisition proposal has been made and become publicly known, whether or not withdrawn, prior to the date of such termination, then Anadarko will pay or cause to be paid $1 billion not later than the date an acquisition proposal (defined for this purpose with all references to “20%” in the definition of acquisition proposal being replaced with references to “50%”) is consummated or a definitive agreement is entered into by Anadarko providing for any such acquisition proposal, so long as such acquisition proposal is consummated or such definitive agreement is executed within 12 months after the date of termination; or
•	if the merger agreement is terminated by Anadarko pursuant to its entry into a definitive agreement with respect to a superior proposal, then Anadarko will pay or cause to be paid $1 billion not later than the date of termination of the merger agreement.

The merger agreement further provides that Occidental will pay or cause to be paid to Anadarko a termination fee of $1 billion if the merger agreement is terminated by Anadarko pursuant to a breach by Occidental of any of its representations, warranties, covenants or agreements, which breach resulted in the failure to satisfy certain conditions to the obligations of Anadarko to the merger. In such circumstances, Occidental will pay or cause to be paid $1 billion within two business days after the date of termination of the merger agreement.

For a more detailed discussion of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 120.

Special Meeting

Date, Time, Place and Purpose

The special meeting will be held on August 8, 2019, at 8:00 a.m., local time, at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas, 77380. At the special meeting, Anadarko stockholders will be asked to consider and vote on the merger proposal and the merger-related compensation proposal. Completion of the merger is conditioned on the approval of the merger proposal.

Record Date; Stockholders Entitled to Vote

Only holders of record of Anadarko common stock at the close of business on July 11, 2019, the record date, will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

At the close of business on July 8, 2019, the most recent practicable date for which such information was available, there were 502,401,622 shares of Anadarko common stock outstanding and entitled to vote at the special meeting. The number of shares of Anadarko common stock outstanding and entitled to vote at the special meeting as of the record date is not expected to be meaningfully different from the number as of July 8, 2019. Each share of Anadarko common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the special meeting. Anadarko stockholders may vote in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy card with respect to the special meeting.

A complete list of stockholders entitled to vote at the special meeting will be available for viewing by any Anadarko stockholder during ordinary business hours for a period of ten days before the meeting, for purposes pertaining to the special meeting, at Anadarko’s offices at 1201 Lake Robbins Drive, The Woodlands, Texas 77380, and at the time and place of the special meeting during the full duration of the meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of Anadarko stockholders is necessary for Anadarko to hold the special meeting. The holders of a majority of the outstanding shares of Anadarko common stock entitled to vote at the special meeting must be present in person or represented by proxy in order to constitute a quorum.

If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Anadarko common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the special meeting. Anadarko common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and Anadarko common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present at the special meeting for the purpose of determining the presence of a quorum.

A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner and the broker, bank or other nominee does not have discretionary authority to vote the shares. If you hold your shares of Anadarko common stock in street name and do not provide voting instructions to your broker, bank or other nominee, your shares will be considered to be broker non-votes and will not be considered to be present at the special meeting for the purpose of determining the presence of a quorum.

Required Vote to Approve the Merger Proposal

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon. Failures to vote, broker non-votes and abstentions will have the same effect as a vote cast “AGAINST” the merger proposal.

Required Vote to Approve the Merger-Related Compensation Proposal

Approval of the merger-related compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Failures to vote and broker non-votes will have no effect on the vote for this proposal (assuming a quorum is present); abstentions will have the same effect as a vote cast “AGAINST” the approval of this proposal.

Voting by Anadarko’s Directors and Executive Officers

At the close of business on July 8, 2019, the most recent practicable date for which such information was available, directors and executive officers of Anadarko and their respective affiliates owned and were entitled to vote 1,163,013 shares of Anadarko common stock, representing less than 1% of the shares of Anadarko common stock outstanding on that date. The number and percentage of shares of Anadarko common stock owned by directors and executive officers of Anadarko and their respective affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of July 8, 2019. Anadarko currently expects its directors and executive officers to vote their shares of Anadarko common stock in favor of each of the proposals to be voted on at the special meeting, but no director or executive officer has entered into any agreement obligating him or her to do so.

Risk Factors

You should consider all the information contained in, and incorporated by reference into, this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 32.

SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the transaction.

The Occidental annual historical information is derived from the audited consolidated financial statements of Occidental as of and for each of the years in the five-year period ended December 31, 2018. The Occidental data as of and for the three months ended March 31, 2019 and 2018 has been derived from the unaudited interim financial statements of Occidental and, in the opinion of Occidental’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for those interim periods.

The Anadarko annual historical information is derived from the audited consolidated financial statements of Anadarko as of and for each of the years in the five-year period ended December 31, 2018. The Anadarko data as of and for the three months ended March 31, 2019 and 2018 has been derived from the unaudited interim financial statements of Anadarko and, in the opinion of Anadarko’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for those interim periods.

The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in Occidental’s and Anadarko’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference into this proxy statement/prospectus, as well as other information that has been filed with the SEC, including the Form 8-K which Anadarko filed on May 15, 2019 in order to recast the segment information included in Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, following a change in its reportable segments during the quarter ended March 31, 2019. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 167. The historical results included below and elsewhere in this proxy statement/prospectus or incorporated by reference herein are not necessarily indicative of the future performance of Occidental, Anadarko or the combined company after the transaction.

Occidental Petroleum Corporation(1)

	Three Months Ended March 31,		Year Ended December 31,
(in millions, except per-share amounts)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Results of Operations(2)
Net sales	$4,004	$3,763	$17,824	$12,508	$10,090	$12,480	$19,312
Income (loss) from continuing operations	$631	$708	$4,131	$1,311	$(1,002)	$(8,146)	$(130)
Net income (loss) attributable to common stock	$631	$708	$4,131	$1,311	$(574)	$(7,829)	$616
Basic earnings (loss) per common share from continuing operations	$0.84	$0.92	$5.40	$1.71	$(1.31)	$(10.64)	$(0.18)
Basic earnings (loss) per common share	$0.84	$0.92	$5.40	$1.71	$(0.75)	$(10.23)	$0.79
Diluted earnings (loss) per common share	$0.84	$0.92	$5.39	$1.70	$(0.75)	$(10.23)	$0.79

Dividends Per Common Share	$0.78	$0.77	$3.10	$3.06	$3.02	$2.97	$2.88

Weighted Average Basic Shares Outstanding (millions)	749	766	762	765	764	766	781

	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016	2015	2014
Financial Position(2)
Total assets	$44,380	$42,808	$43,854	$42,026	$43,109	$43,409	$56,237
Long-term debt, net	$10,203	$10,309	$10,201	$9,328	$9,819	$6,855	$6,816
Stockholders’ equity	$21,236	$20,722	$21,330	$20,572	$21,497	$24,350	$34,959

Market Capitalization(3)	$49,509	$49,745	$45,998	$56,357	$54,437	$51,632	$62,119

Cash Flow from Continuing Operations
Operating:
Cash flow from continuing operations	$948	$1,009	$7,669	$4,861	$2,520	$3,251	$8,879
Investing:
Capital expenditures	$(1,259)	$(1,032)	$(4,975)	$(3,599)	$(2,717)	$(5,272)	$(8,930)
Cash provided (used) by all other investing activities, net	$(156)	$61	$1,769	$520	$(2,026)	$(148)	$2,678
Financing:
Cash dividends paid	$(591)	$(592)	$(2,374)	$(2,346)	$(2,309)	$(2,264)	$(2,210)
Purchases of treasury stock	$(237)	$—	$(1,248)	$(25)	$(22)	$(593)	$(2,500)
Cash provided by all other financing activities, net	$14	$488	$520	$28	$1,529	$1,515	$6,403
(1)	Consolidated for Occidental and its subsidiaries. The statements of income and cash flows related to California Resources have been treated as discontinued operations for all periods presented. The assets and liabilities of California Resources were removed from Occidental’s consolidated balance sheet as of November 30, 2014.
(2)	See the MD&A of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Notes to the Consolidated Financial Statements contained therein for information regarding acquisitions and dispositions, discontinued operations and other items affecting comparability.
(3)	Market capitalization is calculated by multiplying the year-end total shares of common stock outstanding, net of shares held as treasury stock, by the year-end closing stock price.

Anadarko Petroleum Corporation(1)

	Three Months Ended March 31,		Year Ended December 31,
(in millions, except share amounts)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Sales Revenues(2):	$3,126	$3,026	$13,070	$10,969	$8,447	$9,486	$16,375
Gains (Losses) on Divestitures and Other, net	$92	$19	$312	$939	$(578)	$(788)	$2,095
Total Revenues and Other	$3,218	$3,045	$13,382	$11,908	$7,869	$8,698	$18,470
Operating Income (Loss)	$834	$551	$2,619	$(565)	$(2,372)	$(8,743)	$5,438
Net Income (Loss)(3)	$96	$174	$752	$(211)	$(2,808)	$(6,812)	$(1,563)
Net Income (Loss) Attributable to Common Stockholders	$(15)	$121	$615	$(456)	$(3,071)	$(6,692)	$(1,750)
Per Common Share (amounts attributable to common stockholders)
Net Income (Loss)—Basic	$(0.03)	$0.23	$1.20	$(0.85)	$(5.90)	$(13.18)	$(3.47)
Net Income (Loss)—Diluted	$(0.03)	$0.22	$1.20	$(0.85)	$(5.90)	$(13.18)	$(3.47)
Dividends	$0.30	$0.25	$1.05	$0.20	$0.20	$1.08	$0.99
Average Number of Common Shares Outstanding—Basic	$490	$518	$504	$548	$522	$508	$506
Average Number of Common Shares Outstanding—Diluted	$490	$519	$504	$548	$522	$508	$506

	Three Months Ended March 31,		Year Ended December 31,
(in millions, except share amounts)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Net Cash Provided by (Used in) Operating Activities(4)	$1,129	$1,430	$5,929	$4,009	$3,000	$(1,877)	$8,466
Net Cash Provided by (Used in) Investing Activities	$(1,528)	$(1,113)	$(5,982)	$(1,030)	$(2,742)	$(4,771)	$(6,472)
Net Cash Provided by (Used in) Financing Activities	$1,129	$(1,507)	$(3,177)	$(1,613)	$2,008	$220	$1,675
Capital Expenditures	$1,296	$1,704	$6,185	$5,300	$3,314	$5,888	$9,256
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016	2015	2014
Long-term debt—Anadarko(5)	$10,695	$11,467	$10,683	$12,054	$12,162	$12,945	$12,595
Long-term debt—Western Midstream Partners, LP and Western Midstream Operating, LP	$5,208	$4,176	$4,787	$3,493	$3,119	$2,691	$2,409
Total Stockholders’ Equity	$8,928	$8,741	$8,496	$10,696	$12,212	$12,819	$19,725
Total Assets	$41,993	$41,076	$40,376	$42,086	$45,564	$46,331	$60,879
(1)	Consolidated for Anadarko and its subsidiaries. Certain amounts for prior years have been reclassified to conform to the current presentation.
(2)	2018 includes impact of adopting ASU 2014-09.
(3)	Includes a $1.2 billion one-time deferred tax benefit in 2017 related to Tax Reform Legislation and a $4.4 billion Tronox Incorporated-related contingent loss in 2014.
(4)	Includes Tronox Incorporated settlement payment of $5.2 billion in 2015.
(5)	Excludes Western Midstream Partners, LP and Western Midstream Operating, LP.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The selected unaudited pro forma condensed combined financial statements (the “selected pro forma financial statements”) presented below have been prepared from the respective historical consolidated financial statements of Occidental and Anadarko and have been adjusted to reflect (i) the completion of the merger, (ii) Occidental’s incurrence of $21.8 billion of new indebtedness to finance a portion of the cash merger consideration, (iii) the Berkshire Hathaway investment (but excluding the exercise of the warrant issued pursuant to the Berkshire Hathaway investment) and (iv) the Total transaction (collectively, the “transactions”). The selected pro forma financial statements have been prepared as if those transactions had been completed on January 1, 2018, for statement of income purposes, and on March 31, 2019, for balance sheet purposes. The selected pro forma financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other integration costs expected to result from the merger.

The selected pro forma financial statements, which are preliminary in nature, have been prepared from, and should be read in conjunction with, (i) the more detailed unaudited pro forma combined financial information and the related notes appearing in the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 132 and (ii) the separate historical consolidated financial statements and related notes of each of Occidental and Anadarko included elsewhere in this proxy statement/prospectus and incorporated by reference herein (see “Where You Can Find More Information” beginning on page 167).

The selected pro forma financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial position of Occidental would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

(in millions, except per-share amounts)	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Results of Operations
Net sales	$6,517	$28,246
Net income attributable to common shareholders	$126	$2,824
Basic earnings per common share	$0.14	$3.09
Diluted earnings per share	$0.14	$3.04

Weighted Average Basic Shares Outstanding	893.3	906.2
Weighted Average Diluted Shares Outstanding	899.1	921.3
As of March 31, 2019
Financial Position
Total assets	$119,218
Long-term debt, net	$40,809
Stockholders’ equity	$37,685

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA
COMBINED PER SHARE INFORMATION

The following table sets forth selected historical per share information of Occidental and Anadarko and unaudited pro forma combined consolidated per share information reflecting the transaction between Occidental and Anadarko, under the acquisition method of accounting, including the issuance of 0.2934 of a validly issued, fully paid and non-assessable share of Occidental common stock in exchange for each share of Anadarko common stock. You should read this information in conjunction with (i) the selected historical financial information and the related notes included elsewhere in this proxy statement/prospectus, (ii) the historical financial statements of Occidental and Anadarko and related notes contained in Occidental’s and Anadarko’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference into this proxy statement/prospectus, and (iii) the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Data” and the related notes thereto beginning on page 132. The historical per share information is derived from audited financial statements of each of Occidental and Anadarko as of and for the year ended December 31, 2018 and their respective unaudited financial statements for the three months ended March 31, 2019.

The unaudited pro forma combined consolidated per share information has been presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Occidental’s management. The pro forma data presented does not represent what the actual results of operations and financial position would have been had the companies actually been combined as of the beginning of the periods presented and is not necessarily indicative of the future consolidated results of operations or financial position of the combined company. For example, the unaudited pro forma combined consolidated per share information does not reflect cost savings or other future financial impacts that may result from the transaction.

Occidental and Anadarko declared and paid dividends during the periods presented. For more information on dividends of Occidental and Anadarko, see “Comparative Per Share Market Price and Dividend Information” beginning on page 27.

	As of/For the Three Months Ended March 31, 2019	As of/For the Year Ended December 31, 2018
Occidental Historical per Common Share Data:
Net income-basic	$0.84	$5.40
Net income-diluted	$0.84	$5.39
Book value(1)	$28.39	$28.48
Anadarko Historical per Common Share Data:
Net income-basic	$(0.03)	$1.20
Net income-diluted	$(0.03)	$1.20
Book value(1)	$18.22	$17.34
Unaudited Pro Forma Combined per Occidental Common Share Data:
Net income-basic	$0.14	$3.09
Net income-diluted	$0.14	$3.04
Book value(2)	$42.14	N/A
Unaudited Pro Forma Combined per Anadarko Equivalent Share Data:
Net income-basic(3)	$0.04	$0.91
Net income-diluted(3)	$0.04	$0.89
Book value(2)(3)	$12.36	N/A
(1)	Amount is calculated by dividing stockholders’ equity by the number of common shares outstanding as of the end of the applicable period.
(2)	Amount is calculated by dividing pro forma stockholders’ equity as of March 31, 2019 by the pro forma number of common shares outstanding as of May 2, 2019. Pro forma book value per share as of December 31, 2018, is not meaningful as the estimated pro forma adjustments were calculated as of March 31, 2019.
(3)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the merger of 0.2934 of a share of Occidental common stock for each share of Anadarko common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

On April 11, 2019, the last trading day before Anadarko announced it had entered into a merger agreement with Chevron Corporation, which merger agreement was subsequently terminated by Anadarko, the closing sale price per share of Occidental common stock was $67.18 and the closing sale price per share of Anadarko common stock was $46.80, in each case on the NYSE. On May 3, 2019, the last trading day before the public announcement of Occidental’s final proposal to acquire Anadarko, the closing sale price per share of Occidental common stock was $57.95 and the closing sale price per share of Anadarko common stock was $72.72, in each case on the NYSE. On May 8, 2019, the last trading day before the public announcement of the merger, the closing sale price per share of Occidental common stock was $60.21 and the closing sale price per share of Anadarko common stock was $75.86, in each case on the NYSE. On July 8, 2019, the latest practicable date before the date of this proxy statement/prospectus, the closing sale price per share of Occidental common stock was $49.30 and the closing sale price per share of Anadarko common stock was $70.91, in each case on the NYSE. The table below sets forth the equivalent market value per share of Anadarko common stock on April 11, 2019, May 3, 2019, May 8, 2019 and July 8, 2019, as determined by multiplying the closing prices of shares of Occidental common stock on those dates by the exchange ratio of 0.2934 and adding the cash portion of the merger consideration of $59.00 per share, without interest.

	Occidental Common Stock	Anadarko Common Stock	Implied Per Share Value of Merger Consideration
April 11, 2019	$67.18	$46.80	$78.71
May 3, 2019	$57.95	$72.72	$76.00
May 8, 2019	$60.21	$75.86	$76.67
July 8, 2019	$49.30	$70.91	$73.46

The market prices of Occidental common stock and Anadarko common stock have fluctuated since the dates set forth above and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting and the date the merger is completed and thereafter. No assurance can be given concerning the market prices of Occidental common stock or Anadarko common stock before completion of the merger or Occidental common stock after completion of the merger. The exchange ratio is fixed (except for adjustments in limited circumstances pursuant to the merger agreement as described in the “The Merger Agreement—Merger Consideration—Share Cap Adjustment” beginning on page 102) and will not be adjusted to reflect changes in the stock price of either company prior to the closing of the merger, but the market price of Occidental common stock (and therefore the value of the merger consideration) when received by Anadarko stockholders after the merger is completed will depend on the closing price of Occidental common stock on the day such stockholders receive their shares of Occidental common stock pursuant to the merger agreement. Such market price could be greater than, less than or the same as shown in the table above. Accordingly, Anadarko stockholders are advised to obtain current market quotations for Occidental common stock and Anadarko common stock in deciding whether to vote for adoption of the merger agreement.

Dividends

Occidental currently pays a quarterly dividend on shares of Occidental common stock and last paid a dividend on April 15, 2019 of $0.78 per share. On May 9, 2019, Occidental announced a dividend of $0.78 per share, to be paid on July 15, 2019 to Occidental stockholders of record as of June 10, 2019. On July 11, 2019, Occidental announced a dividend of $0.79 per share, to be paid on October 15, 2019 to Occidental stockholders of record as of September 10, 2019. Under the terms of the merger agreement, during the period before completion of the merger, Occidental is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice, including increases in such dividends consistent with past practice, and in any event will not include any special dividend.

Anadarko currently pays a quarterly dividend on shares of Anadarko common stock and last paid a dividend on March 27, 2019 of $0.30 per share to stockholders of record at the close of business on March 13, 2019. On May 15, 2019, Anadarko announced a dividend of $0.30 per share, which was paid on June 26, 2019 to

Anadarko stockholders of record as of June 12, 2019. Under the terms of the merger agreement, during the period before completion of the merger, Anadarko is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice, which, (i) in the case of Anadarko, will not exceed $0.30 per share of Anadarko common stock per fiscal quarter and (ii) in the case of Western Midstream Partners, LP, may include increases to the extent consistent with financial guidance published prior to the date of the merger agreement, and in any case will not include any special dividend.

Furthermore, under the merger agreement, Occidental and Anadarko have agreed to coordinate with each other regarding the declaration and payment of dividends in respect of their common stock and the record dates and payment dates relating thereto, so as to ensure that Anadarko stockholders do not receive two dividends, or fail to receive one dividend, in any quarter with respect to shares of Anadarko common stock and the Occidental common stock that such holders receive in exchange therefor in the merger. Anadarko will ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend will be no later than five business days following the one-year anniversary of such dates for the corresponding quarter of the preceding year. In the quarter in which the closing of the merger occurs, if the record date of Occidental’s quarterly dividend has been declared and is a date prior to the effective time of the merger, then the quarterly dividend declaration date and record date of Anadarko must occur no later than such date as is necessary to ensure that holders of Anadarko common stock receive a quarterly dividend in accordance with the first sentence of this paragraph.

After completion of the merger, each former Anadarko stockholder who holds shares of Occidental common stock into which shares of Anadarko common stock have been converted in connection with the merger will receive all dividends or other distributions declared and paid on shares of Occidental common stock with a record date on or after the completion of the merger. However, no dividend or other distribution having a record date after completion of the merger will actually be paid with respect to any shares of Occidental common stock into which shares of Anadarko common stock have been converted in connection with the merger until the certificates formerly representing shares of Anadarko common stock have been surrendered or the book-entry shares formerly representing shares of Anadarko common stock have been transferred to the exchange agent in accordance with the merger agreement, at which time any such accrued dividends and other distributions on those shares of Occidental common stock will be paid without interest. Subject to the limitations set forth in the merger agreement described above, any future dividends by Occidental will be made at the discretion of the Occidental Board. Subject to the limitations set forth in the merger agreement described above, any future dividends by Anadarko will be made at the discretion of the Anadarko Board. There can be no assurance that any future dividends will be declared or paid by Occidental or Anadarko or as to the amount or timing of those dividends, if any.

For more details regarding dividends, see “The Merger Agreement—Covenants and Agreements—Conduct of Business—Coordination of Dividends” beginning on page 114.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Occidental and Anadarko, the combined businesses of Occidental and Anadarko and certain plans and objectives of Occidental and Anadarko with respect thereto, including statements about the merger and the Total transaction and the expected benefits of the transactions. These statements may be made directly in this proxy statement/prospectus or may be incorporated by reference to other documents and may include statements for the period after completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the following:

•	the ability of Occidental and Anadarko to consummate the merger, including the ability to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and approval by the Anadarko stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all;
•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, including under circumstances that might require Anadarko to pay or cause to be paid a termination fee of $1 billion to Occidental or under circumstances that might require Occidental to pay or cause to be paid a termination fee of $1 billion to Anadarko;
•	the possibility that the merger is delayed or does not occur;
•	Occidental’s ability to finance the merger, including completion of any contemplated debt financing or equity investment;
•	the possibility that the anticipated benefits from the merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with achieving expected synergies, cost savings, capital spending reductions and operating efficiencies from the merger;
•	negative effects of the announcement of Occidental’s proposal to acquire Anadarko or the announcement or completion of the merger on the market price of Occidental’s and/or Anadarko’s common stock, their respective financial performance and their respective ability to maintain relationships with suppliers and customers;
•	the risks related to Anadarko and Occidental being restricted in the operation of their respective businesses while the merger agreement is in effect;
•	risks relating to the value of Occidental’s shares to be issued in the merger, significant merger costs and/or unknown liabilities;
•	risks associated with third-party contracts containing change in control consent requirements and/or other provisions that may be triggered by the merger or the transactions;
•	risks associated with merger-related litigation or appraisal proceedings;
•	the ability of Occidental and Anadarko, or the combined company, to retain and hire key personnel;
•	future levels of capital spending;
•	Occidental’s indebtedness and other payment obligations, including the substantial indebtedness Occidental expects to incur in connection with the merger and the need to generate sufficient cash flows to service and repay such debt and to pay dividends on the series A preferred stock to be issued pursuant to the Berkshire Hathaway investment;
•	Occidental’s ability to consummate the Total transaction, including the ability to receive the required regulatory approvals;

•	the timing and scope of future repurchases of Occidental’s common stock, which may be suspended at any time due to a variety of factors, including the market price of Occidental’s shares, general market conditions, transaction-related restrictions, failure to pay dividends on or make required redemptions of the series A preferred stock and the level of other investing activities and uses of cash, including in connection with the merger;
•	changing crude oil, natural gas and NGL prices;
•	changing marketing and chemicals margins;
•	actions of competitors or regulators;
•	advances in the competitiveness of alternate-energy sources or product substitutes;
•	the timing of exploration expenses and crude oil liftings;
•	technological developments;
•	the results of operations and financial condition of the suppliers, vendors, partners and equity affiliates of Occidental, Anadarko or the combined company, particularly during extended periods of low prices for crude oil and natural gas;
•	the inability or failure of Occidental’s, Anadarko’s or the combined company’s joint-venture partners to fund their share of operations and development activities;
•	the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects;
•	potential delays in the development, construction or start-up of planned projects;
•	the potential disruption or interruption of the operations of Occidental, Anadarko or the combined company due to natural or human causes beyond such company’s control, including crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries;
•	changing economic, regulatory and political environments in the various countries in which Occidental, Anadarko or the combined company operates;
•	the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation;
•	significant operational, investment or product changes required by existing or future environmental statutes and regulations;
•	the potential liability resulting from pending or future litigation;
•	government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on the scope of company operations;
•	foreign currency movements compared with the U.S. dollar; and
•	other risk factors as detailed from time to time in Occidental’s and Anadarko’s reports filed with the SEC, including Occidental’s and Anadarko’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in, or incorporated by reference into, this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 32. See “Where You Can Find More Information” beginning on page 167.

These forward-looking statements reflect Occidental’s and Anadarko’s current views with respect to future events and are based on numerous assumptions and assessments made by Occidental and Anadarko in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Occidental’s and Anadarko’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. Neither Occidental nor Anadarko assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 29, Anadarko stockholders should carefully consider the following risk factors before deciding whether to vote for the proposal to adopt the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Anadarko and Occidental because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the respective Annual Reports of Occidental and Anadarko on Form 10-K for the fiscal year ended December 31, 2018, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 167.

Risks Related to the Merger

The merger is subject to conditions, some or all of which may not be satisfied or completed on a timely basis, if at all. Failure to complete the merger in a timely manner or at all could have material adverse effects on Occidental and Anadarko.

The completion of the merger is subject to a number of conditions, including, among others, (i) the adoption by Anadarko stockholders of the merger agreement, (ii) the termination or expiration of the waiting period under the HSR Act and (iii) the absence of an injunction prohibiting completion of the merger, which make the completion and timing of the completion of the merger uncertain. For a more detailed discussion regarding conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 120. Also, either Occidental or Anadarko may terminate the merger agreement if the merger has not been consummated by February 9, 2020 (or, if the reason for not closing by February 9, 2020 is that the regulatory conditions specified in the merger agreement have not been satisfied by that date or because of an injunction prohibiting completion of the merger, and all other closing conditions of the parties have been satisfied, duly waived or are then capable of being satisfied, May 9, 2020), except that this right to terminate the merger agreement due to the occurrence of the end date will not be available to any party whose failure to perform any obligation under the merger agreement has principally caused or resulted in the failure of the merger to be consummated on or before that date.

If the merger is not completed, Occidental’s and Anadarko’s respective ongoing businesses, financial condition, financial results and stock prices may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Occidental and Anadarko will be subject to a number of risks, including the following:

•	the market price of Occidental common stock or Anadarko common stock could decline to the extent that the current market price reflects a market assumption that the transaction will be completed;
•	each party could owe substantial termination fees to the other party under certain circumstances (see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 120);
•	if the merger agreement is terminated and the Occidental Board or the Anadarko Board seeks another business combination, Occidental stockholders and Anadarko stockholders cannot be certain that Occidental or Anadarko will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;
•	time and resources committed by Occidental’s and Anadarko’s respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;
•	Occidental or Anadarko may experience negative reactions from the financial markets or from their respective customers, suppliers or employees; and
•	Occidental and Anadarko will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, Occidental or Anadarko could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Occidental or Anadarko to perform their respective obligations under the merger agreement. The materialization of any of these risks could adversely impact Occidental and Anadarko’s respective ongoing businesses, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger.

The merger is subject to the requirements of the HSR Act, and regulatory authorities may impose conditions that could have an adverse effect on Anadarko, Occidental or the combined company or that could delay, prevent or increase the costs associated with completion of the merger.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger under the HSR Act must have expired or been terminated. On May 23, 2019, Occidental and Anadarko each filed their respective requisite notification and report form under the HSR Act with the DOJ and the FTC. The FTC granted early termination of the applicable waiting period under the HSR Act on June 3, 2019. Occidental and Anadarko are not currently aware of any material governmental consents, approvals or filings that are required prior to the parties’ completion of the transaction other than those under the HSR Act. If additional approvals, consents, clearances or filings are required to complete the transaction, Occidental and Anadarko intend to seek such consents and approvals and make such filings. Regulators may impose conditions, terms, obligations or restrictions in connection with granting approvals or consents for the merger, and such conditions, terms, obligations or restrictions may delay completion of the merger or impose additional material costs on or materially limit the revenues of the combined company following the completion of the merger. There can be no assurance that regulators will choose not to impose such conditions, terms, obligations or restrictions, and, if imposed, such conditions, terms, obligations or restrictions may delay or lead to the abandonment of the merger.

Under the merger agreement, Occidental and Anadarko have agreed to use their respective best efforts to obtain as soon as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party or governmental body, agency, authority or official which are necessary, proper or advisable to consummate the merger, except that Occidental may not be required to undertake, or to request or authorize Anadarko to undertake, any efforts or to take any action if such efforts or action would, or would reasonably be expected to, result in changes or effects which would, individually or in the aggregate, result in, or be reasonably likely to result in, a substantial detriment. As used in this proxy statement/prospectus “substantial detriment” means changes or effects which would, individually or in the aggregate (and after giving effect to any reasonably expected proceeds of any divestiture or sale of assets), result in, or be reasonably likely to result in, a material adverse effect on Anadarko and its subsidiaries, taken as a whole, at or after the effective time of the merger. Any requirement to divest, hold separate or limit the operation of any division, subsidiary, interest, business, product line, asset or property relating to the operations conducted by Occidental and its subsidiaries prior to the effective time of the merger will be deemed to result in a substantial detriment if such action with respect to a comparable amount of assets or businesses of Anadarko and its subsidiaries, taken together with all other such actions taken, would be reasonably likely, in the aggregate, to have a material adverse effect on Anadarko and its subsidiaries, taken as a whole, at or after the effective time of the merger.

For a more detailed description of the regulatory review process under the HSR Act, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88.

The exchange ratio is fixed (except for adjustments in limited circumstances pursuant to the merger agreement) and will not be adjusted in the event of any change in either Occidental’s or Anadarko’s stock price. As a result, the stock portion of the merger consideration payable to Anadarko’s stockholders may be subject to change if Occidental’s stock price fluctuates.

Upon completion of the merger, each share of Anadarko common stock will be converted into the right to receive $59.00 in cash and 0.2934 of a validly issued, fully paid and non-assessable share of Occidental common stock, subject to adjustment only in the event that the merger would otherwise result in the issuance of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) in excess of 19.99% of the outstanding shares of Occidental common stock immediately prior to the closing of the merger. See “The Merger Agreement—Merger Consideration” beginning on page 102. The exchange ratio will not be adjusted for changes in the market price of either Occidental common stock or Anadarko common stock between the date the merger agreement was signed and completion of the merger. Due to the fixed exchange ratio, fluctuations in the price of Occidental common stock will drive corresponding changes in the value of the stock portion of the merger consideration payable to each Anadarko stockholder. As a result, changes in the price of Occidental common stock prior to the completion of the merger will affect the value of Occidental common stock that Anadarko common stockholders will receive pursuant to the merger.

The price of Occidental common stock has fluctuated during the period between the date the merger agreement was executed and the date of this proxy statement/prospectus, and may continue to change through the date of the special meeting and the date the merger is completed. For example, based on the range of closing prices of Occidental common stock during the period from April 11, 2019, the last trading day before Anadarko announced it had entered into a merger agreement with Chevron Corporation, which merger agreement was subsequently terminated by Anadarko, through July 8, 2019, the latest practicable trading date before the date of this proxy statement/prospectus, the exchange ratio represented a value of the stock portion of the merger consideration ranging from a high of $19.71 to a low of $13.92 for each share of Anadarko common stock. The actual market value of the Occidental common stock received by holders of Anadarko common stock upon completion of the merger may be outside this range.

These variations could result from changes in the business, operations or prospects of Occidental or Anadarko prior to or following the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Occidental or Anadarko. At the time of the special meeting, Anadarko stockholders will not know with certainty the value of the shares of Occidental common stock that they will receive upon completion of the merger.

The merger agreement contains provisions that limit Anadarko’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Anadarko from making a favorable alternative transaction proposal and, in specified circumstances, could require Anadarko to pay a substantial termination fee to Occidental.

The merger agreement contains certain provisions that restrict Anadarko’s ability to initiate, solicit, knowingly encourage or facilitate or, subject to certain exceptions, engage in discussions or negotiations with respect to, or approve or recommend, any third-party proposal for an alternative transaction. Further, even if the Anadarko Board withdraws or qualifies its recommendation with respect to the adoption of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, Anadarko will still be required to submit each of its merger-related proposals to a vote at the special meeting. In addition, Occidental generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before the Anadarko Board may withdraw or qualify its recommendation with respect to the merger-related proposals or otherwise terminate the merger agreement.

In some circumstances, upon termination of the merger agreement, Anadarko will be required to pay a termination fee of $1 billion to Occidental. See “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 108 and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 120.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Anadarko or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the per share cash or market value proposed to be received or realized in the merger. In particular, the termination fee payable by Anadarko, if applicable, is substantial, and could result in a potential third-party acquiror or merger partner proposing to pay a lower price to the Anadarko stockholders than it might otherwise have proposed to pay absent such a fee.

If the merger agreement is terminated and Anadarko determines to seek another business combination, Anadarko may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Members of the Anadarko Board and management have interests in the merger that are different from, or in addition to, those of other stockholders.

In considering whether to adopt the merger agreement and approve the transactions contemplated thereby, Anadarko stockholders should recognize that members of management and the Anadarko Board have interests in the merger that differ from, or are in addition to, their interests as stockholders of Anadarko.

The executive officers and directors of Anadarko have arrangements with Anadarko that provide for severance, accelerated vesting of certain rights and other benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances following the completion of the merger. Executive officers and directors of Anadarko also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the merger. The Anadarko Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Anadarko stockholders vote “FOR” the merger proposal and “FOR” the merger-related compensation proposal.

These interests are further described in “The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79.

Each party is subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom Occidental or Anadarko has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Occidental or Anadarko, as the case may be, as a result of the merger, which could negatively affect Occidental’s or Anadarko’s respective revenues, earnings and cash flows, as well as the market price of Occidental common stock or Anadarko common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Occidental or Anadarko is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each party’s businesses and operations prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements—Conduct of Business” beginning on page 105.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Occidental and Anadarko are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain key management personnel and other key employees of Occidental and Anadarko. Prior to completion of the merger, current and prospective employees of Occidental and Anadarko may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of Occidental and Anadarko to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Occidental and Anadarko to the same extent that Occidental and Anadarko have previously been able to attract or retain their own employees.

Potential litigation against Occidental and Anadarko could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.

On May 30, 2019, Anadarko received a demand letter from counsel to a purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 9, 2019, Anadarko received a demand letter from counsel to a different purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 30, 2019, a complaint was filed in the Court of Chancery of the State of Delaware by purported Occidental stockholders High River Limited Partnership, Icahn Partners Master Fund LP and Icahn Partners LP, seeking inspection of Occidental’s books and records pursuant to Section 220 of the DGCL. On June 14, 2019, Occidental filed an answer to the complaint in the Court of Chancery of the State of Delaware.

In addition, other stockholders of Occidental or Anadarko may file lawsuits against Occidental, Anadarko and/or the directors and officers of either company in connection with the merger. These lawsuits, including the matters described above, could prevent or delay the completion of the merger and result in significant costs to Anadarko and/or Occidental, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim, including the matters described above, that remains unresolved at the time the merger is completed may adversely affect Occidental’s business, financial condition, results of operations and cash flows.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Anadarko is a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the merger may trigger change in control and other provisions in certain agreements to which Anadarko is a party. If Occidental and Anadarko are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Occidental and Anadarko are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Anadarko or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

The shares of Occidental common stock to be received by Anadarko stockholders upon completion of the merger will have different rights from shares of Anadarko common stock.

Upon completion of the merger, Anadarko stockholders will no longer be stockholders of Anadarko but will instead become stockholders of Occidental, and their rights as Occidental stockholders will be governed by the terms of Occidental’s restated certificate of incorporation and amended and restated by-laws, as amended. The terms of Occidental’s restated certificate of incorporation and amended and restated by-laws, as amended, are in some respects materially different than the terms of Anadarko’s restated certificate of incorporation and by-laws, which currently govern the rights of Anadarko stockholders. See “Comparison of Rights of Stockholders of Occidental and Anadarko” beginning on page 155 for a discussion of the different rights associated with shares of Anadarko common stock and shares of Occidental common stock.

The unaudited pro forma condensed combined financial data included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of Occidental following the completion of the merger may differ materially.

The unaudited pro forma condensed combined financial data contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of Occidental’s financial condition or results of operations following the merger and the other transactions for several reasons. The actual financial condition and results of operations of Occidental following the completion of the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial data. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Occidental’s financial condition or results of operations following the transactions. Any potential decline in Occidental’s financial condition or results of operations may cause significant variations in the stock price of Occidental. For more information, see “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 132.

Occidental’s and Anadarko’s respective by-laws have been amended to designate the Court of Chancery of the State of Delaware (or in some cases, other state or federal courts in Delaware) as the sole and exclusive forum for certain disputes between each of Occidental and Anadarko and their respective stockholders, which could limit the ability of Occidental stockholders or Anadarko stockholders to choose the judicial forum for certain proceedings relating to Occidental or Anadarko, as applicable.

Occidental’s and Anadarko’s respective by-laws provide that, unless Occidental or Anadarko, as applicable, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action brought on behalf of Occidental or Anadarko, as applicable;
•	any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of Occidental or Anadarko as applicable, to Occidental or Anadarko, as applicable, or their respective stockholders;
•	any action asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, the DGCL;
•	any action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and
•	any action asserting a claim governed by the internal affairs doctrine.

This forum selection by-law may limit the ability of Occidental stockholders or Anadarko stockholders to bring a claim in a judicial forum that it finds favorable or cost-efficient for disputes with Occidental or Anadarko, as applicable, or any of their respective directors, officers or other employees, which may discourage lawsuits with respect to such claims.

Risks Relating to the Combined Company After Completion of the Merger

Occidental may not achieve the intended benefits and the merger may disrupt its current plans or operations.

There can be no assurance that Occidental will be able to successfully integrate Anadarko’s assets or otherwise realize the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies). Difficulties in integrating Anadarko into Occidental may result in the combined company performing differently than expected, in operational challenges or in the failure to realize anticipated synergies and efficiencies in the expected timeframe or at all. The integration of the two companies may result in material challenges, including the diversion of management’s attention from ongoing business concerns; retaining key management and other employees; retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, and attracting new business and operational relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; consolidating corporate and administrative infrastructures and eliminating duplicative operations; coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; as well as unforeseen expenses or delays associated with the acquisition.

Occidental will incur a substantial amount of indebtedness and other payment obligations in connection with the financing for the merger.

Occidental expects to fund the cash portion of the consideration by incurring up to $21.8 billion of third-party indebtedness and issuing the series A preferred stock and a warrant to acquire common stock pursuant to the Berkshire Hathaway investment. In addition, Occidental expects to assume approximately $11.9 billion aggregate principal amount of Anadarko’s outstanding long-term debt, excluding finance lease liabilities, as well as approximately $7.3 billion aggregate principal amount of Western Midstream Operating, LP’s outstanding short- and long-term debt, in the merger. Occidental cannot guarantee that it will be able to generate sufficient cash flow to service and repay this indebtedness or to pay the dividends required to be paid on the series A preferred stock, or that it will be able to refinance such indebtedness on favorable terms, or at all. The failure to so repay or refinance such indebtedness, or to pay dividends on such series A preferred stock, could have a material adverse effect on Occidental’s business, financial condition, results of operations, cash flows and/or share price. If Occidental is unable to service such indebtedness and fund its operations, Occidental may be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance Occidental’s indebtedness. Any such action may not be successful and Occidental may be unable to service such indebtedness and its operations, which could have a material adverse effect on Occidental’s business, financial condition, results of operations, cash flows and/or share price. For more information about the financing of the merger, see “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page 89.

Occidental’s significant additional indebtedness following the merger could adversely affect Occidental’s financial position and prevent Occidental from fulfilling its obligations with respect to such indebtedness. Any refinancing of this debt could be at significantly higher interest rates. Occidental’s substantial indebtedness could lead to adverse consequences. Any resulting downgrades in Occidental’s credit ratings could increase the cost of further borrowings or refinancings of Occidental’s indebtedness, limit access to sources of financing in the future or lead to other adverse consequences.

Occidental’s increased indebtedness following the completion of the merger could have adverse consequences, including but not limited to:

•	increasing its vulnerability to general adverse economic and industry conditions;
•	requiring it to dedicate a substantial portion of its cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
•	limiting its flexibility in planning for, or reacting to, challenges and opportunities, and changes in its businesses and the markets in which it operates;
•	limiting its ability to obtain additional financing to fund working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;
•	increasing its vulnerability to increases in interest rates in general because a substantial portion of its indebtedness bears, and in the future may bear, interest at floating rates; and
•	placing it at a competitive disadvantage to competitors that have less debt.

In addition, although Occidental is expected to maintain an investment grade credit rating, Occidental’s increased indebtedness following the completion of the merger could result in a downgrade in the credit rating of Occidental or any indebtedness of Occidental or its subsidiaries. A downgrade in the credit rating of Occidental or any indebtedness of Occidental or its subsidiaries could increase the cost of further borrowings or refinancings of such indebtedness, limit access to sources of financing in the future or lead to other adverse consequences.

The terms of Occidental’s indebtedness currently impose, and any additional indebtedness it incurs in the future may impose, significant operating and financial restrictions on it. These restrictions limit Occidental’s ability to, among other things, incur additional indebtedness, make investments, pay certain dividends, prepay other indebtedness, sell assets, incur certain liens and enter into agreements with its affiliates, and also restrict Occidental’s subsidiaries’ ability to pay dividends, merge or consolidate. In addition, certain of Occidental’s credit facilities and other financing arrangements require, and following the merger certain agreements governing Anadarko’s and its subsidiaries’ indebtedness will require, Occidental (or certain of its subsidiaries) to maintain specified financial ratios. A breach of any of these covenants or Occidental’s (or such subsidiaries’) inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare such indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on Occidental’s business, financial condition, results of operations, cash flows and/or stock price.

Occidental may not be able to obtain its preferred form of debt financing in connection with the merger on anticipated terms or at all.

Occidental expects to fund a portion of the cash consideration and the payment of fees and expenses related to the merger using the proceeds of long-term financing, which Occidental currently expects to include borrowings under a new term loan facility and the issuance of debt securities through a public offering or in a private placement, in addition to proceeds from the Berkshire Hathaway investment. However, there is a risk that market conditions will not be conducive to Occidental executing this financing plan with respect to the long-term financing, or that the long-term financing will not be available on favorable terms. As a result, Occidental may need to pursue other options, including borrowings under a bridge loan credit facility, which may result in less favorable financing terms that could increase costs and/or adversely impact the operations of Occidental. For additional information, see “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page 89.

Occidental may not be able to consummate the sale to Total of the assets, liabilities, businesses and operations of Anadarko in Algeria, Ghana, Mozambique and South Africa or complete its planned divestitures of certain assets on favorable terms or at all.

The Total transaction is conditioned on the completion of the merger, the execution and delivery of a definitive purchase agreement, and the receipt of required regulatory approvals, as well as other customary closing conditions. Occidental may not be able to consummate the Total transaction on the terms described herein or at all, or obtain the proceeds that could be realized from it, and those cash proceeds may not be adequate to meet any debt service obligations then due. In addition, although Occidental intends to complete $10–15 billion of divestitures of certain assets within 24 months after completion of the merger (including the Total transaction), Occidental may not be able to complete its planned divestitures on favorable terms or at all. Any difficulties with respect to the completion of the Total transaction or other planned divestitures could have a material adverse effect on Occidental’s business, financial condition, results of operations, cash flows and/or stock price.

For more information regarding the Total transaction, see “The Merger—Sale of Anadarko Assets to TOTAL S.A.” beginning on page 91.

Anadarko stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the policies of the combined company than they now have on the policies of Anadarko.

Occidental stockholders currently have the right to vote in the election of the Occidental Board and on other matters affecting Occidental. Anadarko stockholders currently have the right to vote in the election of the Anadarko Board and on other matters affecting Anadarko. Immediately after the merger is completed, it is expected that current Occidental stockholders will own approximately 84% of the combined company’s common stock outstanding and current Anadarko stockholders will own approximately 16% of the combined company’s common stock outstanding, respectively (without giving effect to the exercise of the warrant to be issued pursuant to the Berkshire Hathaway investment).

As a result, current Anadarko stockholders will have less influence on the policies of Occidental than they now have on the policies of Anadarko.

The market price of the combined company’s common stock may be affected by factors different from those affecting the price of Occidental or Anadarko common stock.

Upon completion of the merger, holders of Occidental common stock and Anadarko common stock will be holders of common stock of Occidental. As the businesses of Occidental and Anadarko are different, the results of operations as well as the price of the combined company’s common stock may in the future be affected by factors different from those factors affecting Occidental and Anadarko as independent stand-alone companies. The combined company will face additional risks and uncertainties that Occidental or Anadarko may currently not be exposed to as independent companies.

The market price of Occidental’s common stock may decline as a result of the merger.

The market price of Occidental common stock may decline as a result of the merger if, among other things, the combined company is unable to achieve the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies) in connection with the integration of Occidental’s and Anadarko’s businesses, or if the transaction costs related to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The issuance of shares of Occidental common stock in the merger or upon the exercise of the warrant to be issued pursuant to the Berkshire Hathaway investment could on its own have the effect of depressing the market price for Occidental common stock. In addition, many Anadarko stockholders may decide not to hold the shares of Occidental common stock they receive as a result of the merger. Other Anadarko stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Occidental common stock they receive as a result of the merger. Such sales of Occidental common stock may take place shortly following the completion of the merger and could have the effect of depressing the market price for Occidental common stock.

Additionally, under the terms of the series A preferred stock to be issued pursuant to the Berkshire Hathaway investment, Occidental may elect to pay dividends on the preferred stock in the form of Occidental common stock. If Occidental chooses to do so, it may have an adverse effect on the market price of Occidental common stock.

The merger may not be accretive, and may be dilutive, to Occidental’s cash flow per share and free cash flow per share, which may negatively affect the market price of Occidental common stock.

Occidental currently expects the merger to be accretive to its cash flow per share (calculated as cash flow from operations before working capital, less distributions attributable to noncontrolling interest, divided by total common diluted shares outstanding) and free cash flow per share (calculated as cash flow from operations before working capital, less distributions attributable to non-controlling interest, capex, preferred dividends and common dividends, divided by total common diluted shares outstanding), within twelve months after the completion of the merger. This expectation, however, is based on preliminary estimates that may materially change. In addition, Occidental could fail to realize all the benefits anticipated in the transaction or experience delays or inefficiencies in realizing such benefits. Such factors could, when combined with the issuance of shares of Occidental common stock in the merger, result in the transaction being dilutive to Occidental’s cash flow per share and/or free cash flow per share, which could negatively affect the market price of shares of Occidental common stock.

Occidental cannot assure you that it will be able to continue paying dividends at the current rate.

Occidental plans to continue its current dividend practices following the merger. However, based on the number of issued and outstanding shares of Anadarko common stock as of July 8, 2019, the most recent practicable date for which such information was available, Occidental will issue approximately 146,470,009 shares of Occidental common stock in connection with the merger. The number of shares of Anadarko common stock issued and outstanding as of the record date is not expected to be meaningfully different from the number as of July 8, 2019. Continuing Occidental’s current dividend practices following the merger will require additional cash to pay such dividends, which it may not have. In addition, the series A preferred stock to be issued pursuant to the Berkshire Hathaway investment will require Occidental to pay substantial dividends following the closing of the merger. So long as any share of the series A preferred stock remains outstanding, Occidental may not declare or pay dividends on Occidental common stock unless all accrued and unpaid dividends on all outstanding shares of series A preferred stock have been, or are contemporaneously, declared and paid in full and Occidental has paid, or will contemporaneously pay, in full any portion of the redemption price required to be paid in respect of the series A preferred stock. See “The Merger—Financing of the Merger and Treatment of Existing Debt—Berkshire Hathaway Investment” beginning on page 90. For these and other reasons generally affecting the ability to pay dividends, stockholders of the combined company may not receive the same dividends following the merger. Stockholders also should be aware that they have no contractual or other legal right to dividends that have not been declared.

Other Risk Factors of Occidental and Anadarko

Occidental’s and Anadarko’s businesses are and will be subject to the risks described above. In addition, Occidental and Anadarko are and will continue to be subject to the risks described in Occidental’s and Anadarko’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For the location of information incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 167.

THE MERGER

The following is a discussion of the transaction and the material terms of the merger agreement between Occidental and Anadarko. You are urged to read the merger agreement carefully and in its entirety. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. This section is not intended to provide you with any factual information about Occidental or Anadarko. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Occidental and Anadarko make with the SEC that are incorporated by reference into this document, as described in “Where You Can Find More Information” beginning on page 167.

Background of the Merger

The Anadarko Board and Anadarko’s management regularly review Anadarko’s performance, prospects and strategy in light of current business and economic conditions, as well as developments in the oil and gas exploration and production sector. These regular reviews have, from time-to-time, included evaluation of potential strategic combination and acquisition opportunities.

In July 2017, Ms. Vicki Hollub, President, Chief Executive Officer and a director of Occidental, contacted Mr. Al Walker, at the time Anadarko’s Chairman, President and Chief Executive Officer and now its Chairman and Chief Executive Officer, in order to express Occidental’s interest in pursuing an acquisition of Anadarko. Mr. Walker indicated to Ms. Hollub that the Anadarko Board would consider any transaction proposal which Occidental might make.

On August 22, 2017, Ms. Hollub and Mr. Walker met to discuss their companies’ respective assets in general and the potential synergies that could be realized in a combination of Anadarko and Occidental.

On September 26, 2017, Ms. Hollub called Mr. Walker to again discuss making a proposal to acquire Anadarko. Subsequent to the call, on September 27, 2017, Mr. Walker received an offer letter from Ms. Hollub, in which Occidental expressed an interest in acquiring Anadarko in an all-stock transaction, with an exchange ratio of 0.9500 of a share of Occidental common stock for each share of Anadarko common stock, equivalent to $61.22 per share based on Occidental’s last closing price at the time and representing a 23% premium to Anadarko’s September 26 closing price of $49.88 per share. The letter also stated that Occidental anticipated maintaining its then-current per share dividend, and undertaking a significant share repurchase, following the closing of the proposed transaction. Shortly following receipt of the letter, Mr. Walker had a discussion with Ms. Hollub, during which Mr. Walker stated that the Anadarko Board would consider Occidental’s proposal and requested clarification as to whether the proposal set forth in Ms. Hollub’s letter had received the approval of Occidental’s board of directors (the “Occidental Board”).

On October 5, 2017, Ms. Hollub verbally confirmed to Mr. Walker that the Occidental Board had authorized the proposal described in her September 27 letter. On October 13, 2017, Mr. Walker received a letter from Ms. Hollub affirming Occidental’s proposal (including the proposed exchange ratio of 0.9500) and confirming, in response to Mr. Walker’s earlier inquiry, that the proposal had been authorized by the Occidental Board. Anadarko’s October 13, 2017 closing stock price was $47.79 per share.

On or about October 17, 2017, Mr. Walker discussed with Ms. Hollub his questions regarding, among other matters, the strategic logic of combining Anadarko with Occidental in light of what Anadarko believed to be significant differences in the two companies’ asset profiles and strategies.

On November 6, 2017, Ms. Hollub sent Mr. Walker a letter reiterating Occidental’s interest in acquiring Anadarko at the previously proposed exchange ratio of 0.9500, and its belief in the merits of the combination. The letter also indicated Occidental’s willingness to substitute an unspecified amount of cash for a portion of the stock consideration and proposed that Anadarko enter into a mutual non-disclosure agreement with Occidental in order to facilitate due diligence.

On November 14, 2017, the Anadarko Board had a regularly scheduled meeting at which it discussed Occidental’s transaction proposal. Representatives of Anadarko management, Evercore Group L.L.C. (“Evercore”), Anadarko’s financial advisor in connection with the Occidental proposal, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Anadarko’s legal advisor in connection with the Occidental proposal, and Winston Strawn LLP (“Winston Strawn”), Anadarko’s legal advisor in connection with the evaluation of Occidental’s 2014 spin-off of California Resources Corporation (the “2014 Spin-Off”), were in attendance. A representative of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors in the context of considering an acquisition proposal, a representative of Evercore discussed financial aspects of Occidental’s proposal and a representative of Winston Strawn discussed legal matters in respect of the 2014 Spin-Off. After discussion, the Anadarko Board reached a unanimous conclusion that the combination of two companies with such distinct and disparate strategies as Anadarko and Occidental was unlikely to optimize value for Anadarko’s stockholders. Further, the Anadarko Board expressed concern with respect to Occidental’s pro forma ability to maintain and increase its dividend, as well as the potential need for Occidental to execute significant asset sales in a difficult market environment in connection with its proposed transaction. Accordingly, the Anadarko Board determined that Anadarko should reject Occidental’s proposal and instructed Mr. Walker to convey such rejection to Ms. Hollub, which Mr. Walker did by letter on November 17, 2017. Anadarko’s November 14, 2017 closing stock price was $48.05 per share.

On November 21, 2017, Ms. Hollub sent Mr. Walker a letter emphasizing Occidental’s belief in the merits of its proposed transaction and expressing disagreement with the concerns underpinning Anadarko’s rejection of Occidental’s proposal. The letter proposed a meeting between the parties so that Occidental could explain in greater detail Occidental’s dividend outlook and its view on potential synergies in the proposed transaction, and Anadarko could explain its views regarding the potential value of Anadarko’s Mozambique project and other assets.

On November 30, 2017, Mr. Walker called Ms. Hollub and then sent her a letter reiterating the rationale underlying the Anadarko Board’s decision to reject Occidental’s proposal, including, among other things, concerns with the proposed operating model, the supportability of the combined company’s pro forma dividend policy, and execution and integration challenges in the proposed combination.

On January 19, 2018, Ms. Hollub sent Mr. Walker a letter setting forth a revised proposal for Occidental to acquire Anadarko. The stated purchase price based on Occidental’s trading value at that time was $76 per share, representing a 30% premium to Anadarko’s January 18 closing price of $58.29 per share, with a proposed mechanism enabling Anadarko’s stockholders to elect to receive stock or cash consideration, subject to proration ensuring the aggregate consideration would consist of not more than 50% cash. The letter indicated that Occidental planned to maintain its existing dividend after the closing of the proposed transaction and was open to the principle of board representation at the combined company proportional to ownership of the combined company by the parties’ respective pre-transaction stockholders. It also included a request for a meeting with Anadarko’s executive team and the Anadarko Board, a request that the parties sign a mutual non-disclosure agreement and a request for a formal response by February 5, 2018.

On February 1, 2018, Mr. Robert G. Gwin, then Anadarko’s Executive Vice President, Finance and Chief Financial Officer and now its President, met with Mr. Cedric W. Burgher, Occidental’s Senior Vice President and Chief Financial Officer, for a discussion focused on financial considerations relating to Occidental’s proposal. Representatives of Evercore and BAML, financial advisor to Occidental, were also in attendance.

On February 4, 2018, Mr. Walker met with Ms. Hollub for a discussion which focused on timing and process considerations and potential next steps.

On February 12, 2018, the Anadarko Board held a regularly scheduled meeting. At the meeting, with representatives of Anadarko management, Evercore and Wachtell Lipton in attendance, the Anadarko Board received an update on the recent discussions with Occidental and considered how Anadarko should respond to Occidental’s most recent transaction proposal. The Anadarko Board determined that Anadarko should reject Occidental’s proposal and instructed Mr. Walker to convey such rejection and its rationale to Ms. Hollub. Fundamental to the Anadarko Board’s decision to reject Occidental’s proposal was its confidence in Anadarko’s future prospects as a standalone company. Anadarko’s February 12, 2018 closing stock price was $57.82 per share.

On February 13, 2018, Mr. Walker sent a letter to Ms. Hollub setting forth Anadarko’s rejection of Occidental’s revised transaction proposal and summarizing the Anadarko Board’s rationale for such rejection, while also conveying the Anadarko Board’s belief that the risks it had identified would be mitigated by an all-cash transaction.

During the balance of 2018, at various industry trade meetings and similar forums, Ms. Hollub informally discussed with Mr. Walker Occidental’s continued interest in a combination with Anadarko. During 2018, Anadarko’s stock traded in a range of $40.57 to $75.47 per share.

On February 6, 2019, Mr. Michael K. Wirth, Chairman and Chief Executive Officer of Chevron Corporation (“Chevron”), delivered to Mr. Walker a letter dated February 5, 2019 setting forth Chevron’s proposal to acquire Anadarko for $64 per share, consisting of 25% cash and 75% Chevron common stock and representing a 31% premium to Anadarko’s February 5 closing price of $49.08 per share, with the exchange ratio for the stock portion of the merger consideration to be fixed upon signing of a definitive agreement. Shortly following receipt of the letter, Anadarko management informed the Anadarko Board of Chevron’s proposal and reached out to Wachtell Lipton, Vinson & Elkins LLP, Evercore and Goldman Sachs & Co. LLC (“Goldman Sachs”) to request that they act as legal advisors and financial advisors, respectively, to Anadarko. Anadarko’s February 6, 2019 closing stock price was $45.45 per share.

On February 12, 2019, the Anadarko Board held a regularly scheduled meeting. At the meeting, with representatives of Anadarko management, Evercore, Goldman Sachs and Wachtell Lipton in attendance, the Anadarko Board discussed, among other matters, Chevron’s transaction proposal and how Anadarko should respond to it. Representatives of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors in the context of considering an acquisition proposal. Mr. Walker reviewed Chevron’s proposal, and representatives of Evercore and Goldman Sachs provided preliminary views regarding certain financial aspects of the proposal and other potentially interested transaction counterparties (including, among others, Occidental). Following discussion, the Anadarko Board determined that, based on its preliminary analysis of Chevron’s proposal, it would be in the best interests of Anadarko’s stockholders for Anadarko to further explore a combination with Chevron, and accordingly authorized and instructed management and the advisors to enter into a non-disclosure agreement and commence initial due diligence in order to better understand the merits of a combination. The Anadarko Board also discussed whether it would be in the best interests of Anadarko’s stockholders for Anadarko to proactively reach out to other potentially interested transaction counterparties at that time, and elected to defer a final decision on the matter until Anadarko had developed a clearer view regarding the likelihood of a potential transaction with Chevron. Anadarko’s February 12, 2019 closing stock price was $42.80 per share.

On February 14, 2019, Messrs. Walker and Wirth had a discussion regarding, among other matters, Anadarko’s and Chevron’s respective assets and the complementary nature thereof, and Chevron’s track record with respect to the integration of acquired companies and major LNG project experience. They also discussed the potential transaction process going forward, subject to achieving mutually acceptable terms and conditions set forth in a merger agreement to be negotiated.

On February 15, 2019, Mr. Gwin and Mr. Jay R. Pryor, Chevron’s Vice President of Business Development, had a discussion regarding transaction process, timing, next steps and related matters.

On February 18, 2019, the Anadarko Board held a special telephonic meeting, with representatives of Anadarko management and Wachtell Lipton in attendance, in order to receive an update regarding the recent discussions with Chevron and to discuss next steps.

On February 20, 2019, Anadarko and Chevron entered into a mutual non-disclosure agreement to facilitate due diligence and continued transaction discussions. The non-disclosure agreement included a standstill provision applicable to Chevron that would terminate if Anadarko were to enter into a definitive agreement for a sale or business combination transaction with a third party (a “Fall-Away Provision”). Anadarko’s February 20, 2019 closing stock price was $45.16 per share.

On February 28, 2019, representatives of Anadarko’s and Chevron’s respective management teams had a meeting at which Anadarko management presented an overview of various aspects of Anadarko’s business in order to facilitate Chevron’s due diligence efforts. Follow-up due diligence sessions involving Anadarko and Chevron management occurred on March 7, March 13 and March 19, 2019, the latter two sessions telephonically.

On March 11, 2019, Chevron sent a draft merger agreement to Anadarko. Among other things, the draft included provisions that would have required Anadarko to present the Chevron transaction to Anadarko’s stockholders for their approval even if a third party had proposed an alternative transaction that the Anadarko

Board determined was a superior proposal (“Force the Vote Provisions”). The Chevron draft also proposed that the fiduciary termination fee payable by Anadarko in certain circumstances, including if the Anadarko Board withdrew its recommendation in favor of the Chevron transaction in response to a superior proposal from a third party, would be equal to 3.5% of Anadarko’s equity value implied by the transaction.

On March 18, 2019, Anadarko sent Chevron a revised draft merger agreement that, among other revisions, eliminated the Force the Vote Provisions and proposed a fiduciary termination fee of 2.5% of Anadarko’s equity value implied by the transaction. Later on March 18, 2019, Messrs. Gwin and Pryor had a discussion regarding the draft merger agreement and transaction process and timing matters.

On March 19, 2019, Mr. Walker and Ms. Hollub attended the American Petroleum Institute conference, where they discussed, among other matters, Occidental’s continued interest in a transaction with Anadarko.

On March 19 and March 20, 2019, Messrs. Walker and Wirth had discussions regarding transaction pricing, process and timing matters, during which Mr. Walker encouraged Mr. Wirth to increase Chevron’s proposed purchase price. Mr. Wirth conveyed to Mr. Walker that Chevron would be willing to pursue a transaction with an increased purchase price of $65 per share and the same consideration mix as previously proposed. Anadarko’s March 20, 2019 closing stock price was $45.40 per share.

Later on March 20, 2019, the Anadarko Board held a previously scheduled meeting, with representatives of Anadarko management, Evercore, Goldman Sachs and Wachtell Lipton in attendance. The Anadarko Board received an update regarding the discussions with Chevron and had a further discussion regarding whether it would be in the best interests of Anadarko’s stockholders for Anadarko to contact other potentially interested parties prior to entering into an agreement with Chevron (assuming such an agreement could be finalized). After discussion, the Anadarko Board determined that it would not be advisable to contact third parties at that time. In reaching this conclusion, the Anadarko Board noted that Anadarko’s ability to achieve a transaction with Chevron and to accomplish another significant project that Anadarko was then pursuing could be put at significant risk if the fact that Anadarko was engaged in transaction discussions (whether with Chevron or a third party) became known to the public. In addition, following discussion with its advisors, the Anadarko Board concluded that the fiduciary termination fee that was expected to be included in a merger agreement with Chevron was unlikely to present a material impediment to any credible third party that might wish to make an alternative acquisition proposal following announcement of a transaction with Chevron. The Anadarko Board authorized and instructed Anadarko’s management and advisors to continue negotiations with Chevron.

Also on March 20, 2019, Mr. Wirth and Mr. Mitchell W. Ingram, Anadarko’s Executive Vice President of International, Deepwater & Exploration, met to discuss the potential transaction.

On March 21, 2019, Messrs. Wirth and Walker discussed the current status of negotiations, including certain terms and provisions on which the parties had not reached agreement. Also on March 21, 2019, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), counsel to Chevron, sent Wachtell Lipton a revised draft merger agreement which, among other things, reinstated the Force the Vote Provisions and proposed that Anadarko’s fiduciary termination fee would be equal to 3.25% of its equity value implied by the transaction.

Also on March 21, 2019, Ms. Hollub called Mr. Walker to discuss matters related to the American Petroleum Institute and also conveyed Occidental’s continued interest in a transaction with Anadarko.

On March 22, 2019, Messrs. Gwin and Pryor had a discussion regarding open points in the draft merger agreement and transaction pricing, process and timing matters. Later that day, representatives of Wachtell Lipton and Paul Weiss had a discussion regarding the merger agreement, and Wachtell Lipton subsequently sent Paul Weiss a revised draft that, among other matters, eliminated the Force the Vote Provisions and left open the amount of Anadarko’s fiduciary termination fee.

In the evening of March 22, 2019, Ms. Hollub called Mr. Walker to inform him that Occidental would like to re-engage in discussions regarding a combination of the companies and would be sending Anadarko a letter setting forth a new proposal from Occidental to acquire Anadarko.

On March 23, 2019, Ms. Hollub called Mr. Walker and subsequently sent a letter which proposed an acquisition of Anadarko for consideration consisting of $19 in cash plus 0.8737 of a share of Occidental common stock per share of Anadarko stock, which equated to a total value of $76 per Anadarko share based on

Occidental’s last closing stock price of $65.24 per share. Anadarko’s last closing stock price, on March 22, was $43.23 per share. The letter also indicated that the proposed transaction would not be subject to any financing condition, that Occidental was flexible with respect to structuring the transaction, and that the proposal set forth therein had been approved by the Occidental Board.

Also on March 23, 2019, Messrs. Gwin and Pryor had a discussion in which Mr. Gwin informed Mr. Pryor of the proposal that Anadarko had received from Occidental. Mr. Gwin noted that Anadarko’s Board and management team intended to evaluate the proposal in accordance with their fiduciary duties, which would necessarily affect the timing of any further negotiations with Chevron.

On March 24, 2019, Messrs. Gwin and Pryor had a follow-up discussion in which Mr. Pryor stated that Chevron had considered the new information, confirmed its proposed purchase price of $65 per share, and would continue to insist on including Force the Vote Provisions in any merger agreement with Anadarko. Mr. Pryor also stated that if a merger agreement between Anadarko and Chevron could not be finalized and executed within a matter of days, Chevron would strongly consider withdrawing its proposal entirely.

Later on March 24, 2019, the Anadarko Board had a special telephonic meeting, with representatives of Anadarko management, Evercore, Goldman Sachs and Wachtell Lipton in attendance. Messrs. Walker and Gwin updated the Anadarko Board on recent developments, including the proposal received from Occidental and discussions with Chevron. The Anadarko Board noted that because of the significant equity component of Occidental’s proposed transaction consideration, many of the concerns it had identified in analyzing Occidental’s earlier proposals appeared to remain applicable to Occidental’s current proposal. The Anadarko Board further noted that the proposal was subject to significant risks and uncertainties not present in the Chevron proposal, including the requirement for approval of (i) the issuance of Occidental common stock and (ii) a charter amendment by Occidental’s stockholders, as well as Occidental’s need to rely on third-party transaction financing. The Anadarko Board also discussed the risk of permanently losing the opportunity to achieve a transaction with Chevron given Chevron’s indication that it would strongly consider withdrawing its proposal if Anadarko was unwilling to sign a merger agreement with Chevron within a matter of days. Having carefully considered these concerns, the Anadarko Board determined that the nominal price offered by Occidental, despite the risks associated with the proposal, could prove to be sufficiently high relative to both Anadarko’s current stock price and Chevron’s proposed acquisition price that it would be in the best interests of Anadarko’s stockholders for Anadarko to explore whether Anadarko and Occidental could achieve a transaction that provided both superior value and sufficient closing certainty to Anadarko’s stockholders.

In the evening of March 24, 2019, Messrs. Walker and Wirth had a discussion in which Mr. Wirth confirmed Chevron’s unwillingness to raise its proposed purchase price above $65 per share and reiterated Mr. Wirth’s view of the potential benefits of Chevron’s proposal and that Chevron might withdraw its proposal in light of the Anadarko Board’s decision to engage in discussions with Occidental.

On March 25, 2019, Anadarko suspended Chevron’s access to the due diligence information included in a virtual data room previously made available to Chevron. On the same day, members of Anadarko senior management had a call with members of Occidental senior management to discuss Occidental’s proposal and to confirm that entering into a mutual non-disclosure agreement was the appropriate next step. During that discussion, Mr. Gwin asked Mr. Oscar K. Brown, Occidental’s Senior Vice President, Strategy, Business Development and Integrated Supply about the meaning of the reference to structural flexibility that was indicated in Occidental’s proposal letter, and the potential use of a collar on the exchange ratio was discussed in that regard. Mr. Gwin noted that the collar would be an important factor in evaluating any potential transaction with Occidental. Later that day, Anadarko sent a proposed form of mutual non-disclosure agreement to Occidental. Anadarko’s March 25, 2019 closing stock price was $43.60 per share.

On March 26, 2019, Anadarko and Occidental executed the mutual non-disclosure agreement, which included a standstill provision applicable to Occidental with a Fall-Away Provision.

On March 27, 2019, Anadarko granted Occidental access to due diligence information provided in a virtual data room.

On March 28 and 29, 2019, representatives of Anadarko’s and Occidental’s respective management teams had meetings at which Anadarko management presented an overview of various aspects of Anadarko’s business in order to facilitate Occidental’s due diligence efforts.

On March 30, 2019, Cravath, Swaine & Moore LLP (“Cravath”), counsel to Occidental, sent a draft merger agreement to Wachtell Lipton. The draft provided that closing of the merger would be conditioned upon Occidental’s stockholders approving both (i) the issuance of Occidental shares upon closing of the merger pursuant to NYSE rules (which would require the affirmative vote of a majority of the shares voting at a meeting of Occidental stockholders), and (ii) an amendment to Occidental’s certificate of incorporation (which would require the approval of a majority of Occidental’s outstanding shares) that would increase Occidental’s authorized capital stock, which was necessary because Occidental did not have sufficient capital stock authorized to issue the full amount of Occidental common stock contemplated by the proposed transaction (the “Occidental Charter Amendment”). The draft also provided for a fixed exchange ratio with no collar or other value-protection mechanism, did not provide for compensation to Anadarko if either of the Occidental stockholder votes failed absent a change in recommendation by the Occidental Board (an “Acquiror Vote-Down Payment”), and included a mutual fiduciary termination fee equal to 3.95% of Anadarko’s equity value implied by the transaction if either party’s board, as applicable, elected to withdraw its recommendation in favor of the transaction or elected to terminate the transaction in favor of a superior proposal. The draft also contemplated that Occidental would obtain committed financing and that the closing of the transaction would not be subject to a financing condition.

On April 1, 2019, representatives of Anadarko’s and Occidental’s respective management teams had meetings at which Anadarko management conducted reverse due diligence on Occidental. The parties agreed to continue the reverse due diligence sessions on April 3, 2019, with a focus on Occidental’s strategic rationale for the merger and its communications plans in connection with announcing the potential transaction.

On April 2, 2019, Wachtell Lipton sent a revised draft merger agreement to Cravath. Among other things, the revised draft contemplated a mechanism to protect the value of the stock portion of the merger consideration, noted that the financing-related provisions of the draft would be subject to Anadarko’s review of Occidental’s commitment letters, and included several provisions which attempted to address the concerns of Anadarko and its advisors regarding the ability of Occidental to successfully close a transaction given the higher stockholder approval threshold associated with the Occidental Charter Amendment. These provisions included an Acquiror Vote-Down Payment equal to 7.5% of Occidental’s pre-transaction equity value and a requirement that, if Occidental failed to obtain stockholder approval for the Occidental Charter Amendment, the cash portion of the merger consideration would be increased such that the Occidental Charter Amendment would no longer be necessary to complete the transaction (the “Initial Closing Certainty Proposal”). Both the Initial Closing Certainty Proposal and Anadarko’s demand for a value protection mechanism arose from Anadarko’s concern that the announcement of the proposed merger with Occidental could result in potentially significant downward pressure on Occidental’s stock price relative to Occidental’s then-current trading levels, which would in turn reduce the value to be received by Anadarko’s stockholders and could make the required Occidental stockholder approvals more challenging to obtain.

On April 3, 2019, at the beginning of what would have been the second day of Anadarko’s reverse due diligence sessions with management of Occidental, Ms. Hollub requested a separate discussion with Mr. Gwin in order to express Occidental’s strong disagreement with the terms of the draft merger agreement sent the prior day by Wachtell Lipton. Ms. Hollub then cancelled the reverse due diligence session. Mr. Gwin indicated to Ms. Hollub that the terms included in the draft merger agreement delivered by Wachtell Lipton were consistent with Anadarko’s focus on delivering a transaction to its stockholders with sufficient value and closing certainty. Mr. Gwin suggested that Occidental instruct Cravath to revise the draft merger agreement in a manner more acceptable to Occidental while addressing Anadarko’s concerns.

Later on April 3, 2019, Mr. Walker had a call with Ms. Hollub and recommended that each party’s General Counsel and their respective outside legal advisors have a meeting to attempt to explain the parties’ respective positions and determine whether the differences on merger agreement terms could be narrowed. Ms. Hollub agreed to facilitate such a discussion.

On April 4, 2019, Cravath sent a revised draft merger agreement to Wachtell Lipton, which, among other things, replaced Anadarko’s general reference to the need for a value protection mechanism with a more specific value-protective collar provision (without proposing specific pricing parameters associated therewith), rejected the Initial Closing Certainty Proposal and removed any reference to an Acquiror Vote-Down Payment.

Later on April 4, 2019, the respective General Counsels of Anadarko and Occidental, along with representatives of Wachtell Lipton and Cravath, had a conference call regarding open points in the draft merger agreement, including the Initial Closing Certainty Proposal and the proposed Acquiror Vote-Down Payment.

On April 5, 2019, Wachtell Lipton sent a revised draft merger agreement to Cravath. Later that day, representatives of Wachtell Lipton and Cravath had a conference call regarding open points in the draft merger agreement. At that time, a number of material terms remained unresolved, including the parameters of a collar mechanism, whether there would be any mechanism to eliminate the need for a closing condition tied to the approval of the Occidental Charter Amendment, and whether there would be any Acquiror Vote-Down Payment. Also on April 5, 2019, representatives of management of Occidental and Anadarko held the due diligence meeting that was originally scheduled for April 3, at which they reviewed a draft of the Occidental investor presentation to be used in connection with the announcement of the proposed merger and discussed Occidental’s proposed potential synergies and its views regarding integration issues.

Later on April 5, 2019, in light of Anadarko’s perception of a growing risk that negotiations with Occidental would not result in a transaction offering sufficient value protection and closing certainty, Mr. Gwin contacted Mr. Pryor to seek confirmation that Chevron’s proposal remained outstanding, as Anadarko had not received an indication that the prior offer had been withdrawn. Mr. Pryor indicated that Chevron’s proposal to acquire Anadarko at a purchase price of $65 per share remained outstanding. He also indicated that Chevron was willing to demonstrate some flexibility on key contractual terms, including the Force the Vote Provisions. In addition, Mr. Pryor informed Mr. Gwin that if Anadarko were to enter into a definitive merger agreement with a third party, Chevron would promptly terminate its efforts to acquire Anadarko and would not submit any competing acquisition proposal thereafter.

On April 6, 2019, Messrs. Gwin and Brown, as well as the respective General Counsels of Anadarko and Occidental, met to discuss the terms of the proposed transaction between Anadarko and Occidental. During that meeting, the representatives of Occidental indicated that Occidental continued to object to the Initial Closing Certainty Proposal and that, in their view, there was little risk to Occidental obtaining stockholder approval of the Occidental Charter Amendment. In addition, the representatives of Occidental indicated that (i) Occidental could consider increasing the cash portion of the merger consideration mix in order to mitigate the voting risk, but only at a lower purchase price and (ii) the value-protective collar provision was likewise only acceptable to Occidental at a lower purchase price. Mr. Gwin stated, among other things, that any reduction of the purchase price would be unacceptable and would place the transaction at risk, and further reminded the Occidental representatives that a price protection mechanism had been previously identified by Anadarko management as a key deal term.

Later on April 6, 2019, Mr. Walker communicated to Ms. Hollub that, before they confirmed the meeting they had tentatively scheduled for the next day, Anadarko needed to receive a written response concerning how Occidental intended to address the risk to closing certainty associated with Occidental’s need to secure stockholder approval of the Occidental Charter Amendment, given Occidental’s objection to the Initial Closing Certainty Proposal as well as to a second proposal Anadarko had made involving the substitution of Occidental participating preferred stock (instead of cash) for Occidental common stock (the “Second Closing Certainty Proposal”). Ms. Hollub and Mr. Walker then exchanged several messages in which Ms. Hollub expressed a desire to meet for in-person negotiations, while Mr. Walker emphasized that a written response from Occidental regarding how it intended to address the closing certainty risk associated with the Occidental Charter Amendment was a significant gating item that needed resolution. Mr. Walker stated that this risk should not be borne by Anadarko’s stockholders and indicated his willingness to clear his calendar over the next week to finalize a mutually agreeable transaction as soon as that gating item was satisfactorily addressed. Ms. Hollub attempted to schedule an in-person meeting with Mr. Walker during the following week, but Mr. Walker maintained his position that Anadarko’s stated concerns regarding closing certainty would need to be addressed in a satisfactory manner before any such meeting would occur.

Later that day, Wachtell Lipton sent Cravath a term sheet relating to the Second Closing Certainty Proposal. The Second Closing Certainty Proposal contemplated that participating preferred stock with substantially similar rights to Occidental’s common stock would be automatically substituted for Occidental common stock to the extent necessary to permit the transaction to close if Occidental failed to obtain stockholder approval of the

Occidental Charter Amendment. However, on April 7, 2019, Mr. Gwin had a discussion with Mr. Brown, who informed Mr. Gwin that neither the Initial Closing Certainty Proposal nor the Second Closing Certainty Proposal was acceptable to Occidental, and reiterated Occidental’s belief that the Occidental stockholder votes presented no meaningful risk to the proposed transaction.

Later on April 7, 2019, Mr. Gwin had a meeting with Mr. Pryor in which Mr. Gwin suggested that Chevron instruct Paul Weiss to provide a response to the draft merger agreement sent by Wachtell Lipton to Paul Weiss on March 22, 2019. Mr. Pryor agreed to instruct Paul Weiss accordingly. Mr. Pryor also indicated that Chevron remained firm at a purchase price of $65 per share. Later that day, Paul Weiss sent a revised draft merger agreement to Wachtell Lipton. The draft identified the Force the Vote Provisions as an item to be discussed, and proposed a fiduciary termination fee of 3.1% of Anadarko’s equity value implied by the transaction.

On the morning of April 8, 2019, Cravath sent a revised draft merger agreement to Wachtell Lipton that, among other things, contemplated a taxable transaction, and eliminated the Acquiror Vote-Down Payment. The revised draft also proposed that Anadarko’s fiduciary termination fee would be equal to 3.5% of its equity value implied by the transaction, and Occidental’s fiduciary termination fee (payable if, among other circumstances, Occidental were to terminate the Anadarko transaction to pursue a transaction in which Occidental would instead be acquired by a third party) would be equal to 3.5% of Occidental’s pre-transaction equity value. In addition, Cravath provided a revised draft of the term sheet relating to the Second Closing Certainty Proposal and made associated revisions in the draft merger agreement, while noting that such revisions should not be construed as acceptance of the Second Closing Certainty Proposal.

In the late afternoon of April 8, 2019, Ms. Hollub emailed a letter to Mr. Walker which stated that its purpose was to provide Anadarko with a revised proposal to address some of Anadarko’s concerns with regard to deal certainty and price protection. The revised proposal reduced the proposed transaction consideration to $72.00 per share and stated that the merger consideration would consist of 40% cash and 60% Occidental common stock, which would eliminate the need for the approval of the Occidental Charter Amendment but would maintain the requirement under NYSE rules for a stockholder vote to approve the issuance of shares of Occidental common stock in connection with the proposed transaction. Anadarko’s April 5 closing price was $47.01 per share. The revised Occidental proposal also stated there would be no collar. Mr. Walker indicated by return email that he would share the revised proposal with the Anadarko Board.

On April 9, 2019, Messrs. Gwin and Pryor and other representatives of Anadarko and Chevron, joined telephonically by representatives of Wachtell Lipton and Paul Weiss, met to discuss the remaining open points in the parties’ draft merger agreement. Subsequently, Wachtell Lipton sent a revised draft of the merger agreement to Paul Weiss reflecting the parties’ discussion at the meeting, including the removal of the Force the Vote Provisions and reflecting an Anadarko fiduciary termination fee of $1 billion, equivalent to approximately 3.0% of Anadarko’s equity value implied by the transaction.

Later on April 9, 2019, Messrs. Gwin and Pryor had another meeting at which Mr. Gwin proposed that Chevron increase its proposed purchase price. Mr. Pryor indicated that he would provide a response to Mr. Gwin by the next day.

On April 10, 2019, Mr. Pryor informed Mr. Gwin that Chevron’s proposed purchase price would not be increased above $65 per share.

Also on April 10, 2019, the Anadarko Board had a special telephonic meeting, with representatives of Anadarko management, Evercore, Goldman Sachs and Wachtell Lipton in attendance. Messrs. Walker and Gwin updated the Anadarko Board on the current status of discussions with each of Chevron and Occidental. Representatives of Wachtell Lipton discussed legal matters, including the fiduciary duties of directors in the context of considering the proposed transactions. Representatives of Wachtell Lipton also reviewed the terms of the draft merger agreements with each of Chevron and Occidental. Representatives of Evercore and Goldman Sachs reviewed their respective preliminary financial analyses of the proposed transactions. After discussion, the Anadarko Board unanimously determined that Anadarko’s management and advisors should focus their efforts on bringing the Chevron transaction to fruition in light of its strategic benefits (including, among others, the complementary nature of the two companies’ asset portfolios), long-term value to Anadarko’s stockholders and certainty of consummation, each of which the Anadarko Board viewed as comparing favorably to Occidental’s most recent proposal.

On the morning of April 11, 2019, Ms. Hollub continued to seek to speak to Mr. Walker regarding the outstanding issues and indicated Occidental’s belief that the parties could sign the merger agreement expeditiously and potentially as soon as that night. Mr. Walker decided not to negotiate with Ms. Hollub at this time in light of Occidental’s significant reduction in its proposed purchase price on April 8 and the Anadarko Board’s determination the previous day that Anadarko’s management and advisors should focus their efforts on bringing to fruition the Chevron transaction. Later that morning, Ms. Hollub sent a brief email to Mr. Walker (followed by a voicemail) to the effect that, based on a thorough review of Occidental’s share count and that of Anadarko, Occidental was prepared to increase its offer back to $76 per share consisting of not less than 40% cash, and offer seats on the Occidental Board to Mr. Walker and two other Anadarko directors. Ms. Hollub also stated a desire to address the other unresolved issues and sign a merger agreement no later than Sunday, April 14, 2019 in advance of a transaction announcement on Monday, April 15, 2019. Mr. Walker acknowledged receipt of Ms. Hollub’s email and indicated that he would share it with the Anadarko Board.

On April 11, 2019, substantially concurrently with Mr. Walker’s receipt of the email from Ms. Hollub, the Anadarko Board met telephonically, together with members of Anadarko management and representatives of Evercore, Goldman Sachs and Wachtell Lipton. Prior to the meeting, Evercore and Goldman Sachs delivered disclosure letters regarding certain relationships with Anadarko, Chevron and Occidental. Mr. Walker reported on the contents of Ms. Hollub’s email, and a lengthy discussion ensued. In determining the appropriate next steps for Anadarko, the directors considered, among other things, the following factors:

•	the Anadarko Board’s concerns regarding whether it would be able to reach an agreement with Occidental offering Anadarko’s stockholders both superior value and sufficient closing certainty in light of (i) the stockholder vote which Occidental’s proposed transaction (unlike the Chevron transaction) would require, (ii) Occidental’s significant reduction in its proposed purchase price on April 8 and (iii) the absence of any collar provision in Occidental’s most recent proposal, which was an important term to Anadarko;
•	in analyzing the short-term value of the revised Occidental proposal, Anadarko believed, after discussion with its financial advisors, that Occidental’s stock price could encounter negative pressure upon announcement of the transaction and that, although this potential negative reaction would be partially mitigated by the increase in the cash portion of the merger consideration contemplated by Occidental’s revised proposal, it would be exacerbated by the higher financial leverage and increased need to sell assets to retire debt which would result from such increase;
•	the Anadarko Board’s view that Chevron’s stock represented an attractive currency that would benefit in both the near and longer term from Chevron’s financial strength and the compelling strategic rationale of the combination of Anadarko and Chevron;
•	the draft merger agreement with Chevron and related documents were in substantially final form and reflected more favorable terms relating to closing certainty than the draft transaction documents then proposed by Occidental, Occidental had not yet provided draft financing commitment documentation and Anadarko’s advisors estimated that it could take several days to resolve the remaining open issues in the Occidental documents;
•	the Anadarko Board’s perception that the combination of Chevron and Anadarko had certain strategic advantages relative to a combination with Occidental, including (i) Chevron’s significant experience and expertise in operating offshore assets and LNG projects, (ii) Chevron’s relatively low pro forma financial leverage post-transaction which would provide the combined company with a lower cost of capital and (iii) Chevron’s lesser need for post-transaction asset sales;
•	the fact that Chevron’s proposed transaction was intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, whereas Occidental was proposing a fully taxable transaction;
•	the email from Ms. Hollub on April 11, 2019 which said Occidental was reversing Occidental’s April 8 purchase price reduction did not state whether such reversal had been approved by Occidental’s Board;
•	the risk that continued discussions with Occidental could result in permanently losing the opportunity to achieve a transaction with Chevron, which had stated that it would not pursue a competing acquisition proposal if Anadarko were to enter into a definitive agreement with a third party. In this regard, because Anadarko believed that it would not be able to finalize a transaction with Occidental as promptly as a transaction with Chevron, which was on schedule to be executed later that day, the Anadarko Board was concerned that:

•	a transaction with Chevron on the terms which had been negotiated would cease to be available if Anadarko sought to suspend its negotiations with Chevron for a second time to further explore the proposals from Occidental; and
•	in view of Occidental’s April 8 purchase price reduction, if Occidental were to perceive that it did not face meaningful competition for the acquisition of Anadarko, the terms of a transaction with Occidental offering superior value and sufficient closing certainty might not be achievable and in that event Anadarko’s options could be considerably less appealing than the options that were previously available;
•	the Anadarko Board’s belief that (i) based on each company’s conduct and previous statements, if Anadarko were to enter into a transaction with Occidental, Chevron would terminate its efforts to acquire Anadarko, whereas if Anadarko entered into a transaction with Chevron, there was a substantial likelihood that Occidental would continue its pursuit of Anadarko and (ii) were such a sequence of events to occur, Anadarko’s stockholders would benefit significantly; and
•	the fact that Chevron was prepared to agree to a merger agreement without Force the Vote Provisions and with a fiduciary termination fee of 3.0% of Anadarko’s equity value implied by the transaction, equivalent to approximately $2 per Anadarko share, which the Anadarko Board did not believe would meaningfully discourage Occidental or any other credible third party from making an alternative proposal after the announcement of a transaction with Chevron should they be willing and able to do so.

Following discussion, representatives of Evercore and Goldman Sachs reviewed with the Anadarko Board their respective financial analyses. The Anadarko Board then formed an ad hoc committee that would meet later that day, following finalization of the exchange ratio based on the day’s closing stock prices, to receive the respective oral opinions of the financial advisors described below (which committee, like the ad hoc committee subsequently created by the Anadarko Board on May 6, 2019, was formed solely for administrative convenience and did not conduct any substantive deliberations regarding the proposed transactions with Chevron or Occidental; rather, all substantive board-level discussions were held by the Anadarko Board as a whole or in executive session, an opportunity for which was provided at each meeting of the Anadarko Board in accordance with its customary practice). After carefully considering the proposed terms of the transaction with Chevron, and taking into consideration the matters discussed during that meeting and prior meetings of the Anadarko Board, the Anadarko Board unanimously (i) determined the Chevron merger agreement and the transactions contemplated thereby, including the merger with Chevron, were fair to and in the best interests of Anadarko stockholders, (ii) approved and declared advisable the Chevron merger agreement and the transactions contemplated thereby (including the merger with Chevron), (iii) directed that the adoption of the Chevron merger agreement be submitted to a vote at a meeting of the Anadarko stockholders and (iv) resolved (subject to certain exceptions set forth in the merger agreement) to recommend the adoption of the Chevron merger agreement by the Anadarko stockholders. Also on April 11, 2019 in connection with the approval of the Chevron transaction, the Compensation and Benefits Committee of the Anadarko Board reviewed and approved compensation-related actions including certain changes to the bonus, severance and other compensation arrangements of Anadarko’s officers and the treatment of Anadarko PU awards as described on the Current Report on Form 8-K filed by Anadarko on April 17, 2019. Later that day, following finalization of the exchange ratio based on Anadarko’s and Chevron’s respective closing stock prices, representatives of each of Evercore and Goldman Sachs rendered their respective oral opinions, subsequently confirmed by delivery of their respective written opinions dated April 11, 2019, to the Anadarko Board, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken described in each financial advisor’s written opinion, the merger consideration in the Chevron transaction was fair, from a financial point of view, to holders of Anadarko common stock. Anadarko’s April 11, 2019 closing stock price was $46.80 per share.

Following the Anadarko Board meeting, representatives of Wachtell Lipton and Anadarko management worked throughout the afternoon and early evening of April 11th with representatives of Paul Weiss and Chevron management to finalize the merger agreement.

In the evening of April 11th, Cravath sent a revised draft merger agreement to Wachtell Lipton. In addition, Ms. Hollub indicated to Mr. Walker Occidental’s belief that the parties could sign the merger agreement as soon as that night. However, in Anadarko’s view, there was a meaningful risk that the Occidental transaction would require additional time to be finalized given the material issues that remained open between the parties at that time, including the fact that the parties had not exchanged draft disclosure schedules associated with the draft merger agreement. Ms. Hollub’s communications did not alleviate the concerns which the Anadarko Board had articulated at its meeting earlier that day regarding the relative risks and benefits of continuing to explore Occidental’s latest proposal versus entering into a definitive agreement with Chevron at that time.

In the evening of April 11th, Anadarko and Chevron executed the Chevron merger agreement.

On April 12, 2019, Chevron and Anadarko issued a press release announcing execution of the Chevron merger agreement.

On April 24, 2019, Occidental publicly announced that it had delivered a letter to the Anadarko Board setting forth the terms of a revised proposal to acquire Anadarko for $76 per share (based on Occidental’s last closing price of $62.36 per share), consisting of $38 in cash and 0.6094 of a share of Occidental common stock per share of Anadarko common stock (the “April 24 Occidental Proposal”), and representing a 19% premium to Anadarko’s April 23 closing price of $63.99 per share and a 20% premium to implied value of the merger consideration under the Chevron merger agreement as of April 23. On that same day, Ms. Hollub sent the proposal letter to Ms. H. Paulett Eberhart, Anadarko’s Lead Director, and Mr. Walker. The letter outlined Occidental’s strategic and financial rationale for the proposal including, among other reasons, the potential to generate significant cost and capital synergies, attractive organic growth and a stable, sustainable and growing dividend. Also on that day, Cravath sent Wachtell Lipton a draft merger agreement and Occidental’s financing commitment documents supporting its proposal. As required by the merger agreement with Chevron, Anadarko informed Chevron of receipt of the April 24 Occidental Proposal and provided Chevron with copies of associated documents. Anadarko also issued a press release confirming receipt of the April 24 Occidental Proposal and stating that the Anadarko Board would carefully review it to determine the course of action that it believed was in the best interest of Anadarko’s stockholders.

On April 25, 2019, the Anadarko Board met telephonically, together with members of Anadarko management and representatives of Evercore, Goldman Sachs and Wachtell Lipton. Mr. Walker updated the other directors on recent developments and provided an overview of the April 24 Occidental Proposal. Representatives of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors in the context of considering the proposal and applicable provisions of the merger agreement with Chevron. Representatives of Evercore and Goldman Sachs provided preliminary analyses regarding financial aspects of the proposal. Following discussion, the directors concluded that the April 24 Occidental Proposal was superior to Occidental’s prior proposals in a number of material respects, including, among others:

•	the substantially higher amount of cash consideration, which obviated the need for the Occidental Charter Amendment vote;
•	the fact that the equity portion of the merger consideration was priced based on an Occidental trading value of $62.36, nearly 10% lower than the Occidental trading prices on which its earlier proposals had been based; and
•	the fact that Occidental had provided its financing commitment documents.

The Anadarko Board further determined that, in the absence of Chevron materially increasing the purchase price contemplated by the existing Chevron merger agreement, it would be in the best interests of Anadarko’s stockholders for Anadarko to pursue discussions with Occidental regarding the April 24 Occidental Proposal. In that regard, the directors also concluded that in the first instance Anadarko should request a waiver by Chevron of certain provisions of the Chevron merger agreement to enable Anadarko to pursue negotiations with Occidental without the need for the Anadarko Board to make the formal threshold determinations that otherwise would be required under the Chevron merger agreement (a “Limited Non-Solicit Waiver”).

On April 26, 2019, Mr. Gwin spoke with Mr. Pryor regarding recent developments and to raise the possibility of a Limited Non-Solicit Waiver. Mr. Pryor indicated that Chevron was potentially amenable to granting such a waiver with respect to discussions between Anadarko and Occidental, but the matter would require further consideration.

On April 27, 2019, Messrs. Walker and Wirth had a meeting to discuss recent developments and potential next steps. Mr. Wirth indicated to Mr. Walker that he was discussing with other members of the Chevron board and management team the possibility of providing Anadarko with a Limited Non-Solicit Waiver, as well as potential revisions to the terms of the Chevron/Anadarko merger. Mr. Wirth advised that he would follow up with Mr. Walker following conclusion of these internal discussions. On the same day, Messrs. Gwin and Pryor had a meeting to similar effect.

On April 28, 2019, Messrs. Walker and Wirth had a call to further discuss recent developments and potential next steps, including the possibility of a Limited Non-Solicit Waiver. Mr. Wirth informed Mr. Walker that Chevron would not provide such a waiver. On the same day, Messrs. Gwin and Pryor had a call to similar effect.

Later on April 28, 2019, the Anadarko Board met telephonically, together with members of Anadarko management and representatives of Evercore, Goldman Sachs and Wachtell Lipton. Messrs. Walker and Gwin updated the Anadarko Board on recent developments and their discussions with Messrs. Wirth and Pryor, respectively. Representatives of Evercore and Goldman Sachs reviewed with the Anadarko Board their respective preliminary financial analyses regarding the April 24 Occidental Proposal and the pending transaction with Chevron. Representatives of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors under the circumstances and applicable provisions of the merger agreement with Chevron. Following discussion, the Anadarko Board determined that (i) the April 24 Occidental Proposal could reasonably be expected to result in a Superior Proposal (as defined in the Chevron merger agreement) and (ii) failure to engage with Occidental with respect to the April 24 Occidental Proposal would be reasonably likely to be inconsistent with the Anadarko Board’s fiduciary duties to Anadarko’s stockholders under applicable law. Accordingly, the Anadarko Board authorized and instructed Anadarko’s management and advisors to resume negotiations with Occidental after notifying Chevron of Anadarko’s intention to do so. Following the meeting, Mr. Walker called Mr. Wirth in order to update him regarding the Anadarko Board’s determinations and Anadarko formally notified Chevron of Anadarko’s intention to engage in negotiations with Occidental.

On April 29, 2019, Anadarko publicly announced its intention to resume negotiations with Occidental, after which Wachtell Lipton sent a revised draft merger agreement and comments on Occidental’s debt commitment letter to Cravath, and Anadarko’s General Counsel sent these same documents as well as a due diligence request list to Occidental’s General Counsel. Anadarko’s April 29, 2019 closing stock price was $72.93 per share.

On April 30, 2019, Occidental announced that Berkshire Hathaway, Inc. (“Berkshire Hathaway”) had committed to invest $10 billion in Occidental, in exchange for 100,000 shares of series A preferred stock and a warrant to purchase 80 million shares of Occidental common stock, contingent upon Occidental entering into and completing its proposed acquisition of Anadarko. See “—Financing of the Merger and Treatment of Existing Debt—Berkshire Hathaway Investment” beginning on page 90.

On April 30, 2019 and May 1, 2019, respectively, an independent member of the Occidental Board and the Independent Chairman of Occidental each contacted Anadarko’s Lead Director, who in each case indicated that Mr. Walker, as Chairman of Anadarko, was the appropriate contact point and would be happy to speak with them.

Also on May 1, 2019, representatives of Anadarko’s and Occidental’s respective senior management teams had a conference call in order to exchange due diligence information.

On May 2, 2019, Wachtell Lipton and Cravath had a conference call regarding the draft merger agreement.

Later on May 2, 2019, Cravath sent an email to Wachtell Lipton, which Occidental’s General Counsel subsequently forwarded to Anadarko’s General Counsel, stating that Occidental was working toward providing Anadarko with a comprehensive revised proposal responding to all issues raised by Anadarko with respect to the draft transaction documents and reflecting other changes that would make Occidental’s transaction even more favorable to Anadarko’s stockholders than the April 24 Occidental Proposal. Also on May 2, 2019, Wachtell

Lipton contacted Cravath to confirm that the Anadarko Board would deliberate on the revised proposal once it had been received and to communicate that the revised proposal should include certain provisions with respect to the number of seats on the Occidental Board to be filled with Anadarko directors and certain broad-based employee benefits matters.

On May 3, 2019, representatives of Anadarko and Occidental senior management as well as Wachtell Lipton and Cravath had a conference call to discuss Anadarko’s draft disclosure schedules associated with the merger agreement and due diligence matters.

Also on May 3, 2019, Wachtell Lipton replied to Cravath’s May 2 email in order to clarify that Anadarko would need to receive fully negotiated and mutually satisfactory transaction documents in order to be in a position to determine whether Occidental’s proposal constituted a Superior Proposal (as defined in the Chevron merger agreement). Later that day, Cravath sent a reply email stating that Occidental was considering Anadarko’s responses to the April 24 Occidental Proposal and intended to respond comprehensively.

On May 4, 2019, each of Mr. Gwin and a representative of Jefferies LLC (“Jefferies”), which Anadarko had engaged as an additional financial advisor, had separate discussions with Mr. Pryor in order to discuss recent developments in the negotiations between Anadarko and Occidental. Mr. Pryor indicated that while Chevron was considering its alternatives, it did not intend to take any action with respect to a potential revised transaction proposal unless and until Anadarko formally declared the Occidental proposal to be a Superior Proposal.

On May 5, 2019, the Anadarko Board met, together with members of Anadarko management and representatives of Evercore, Goldman Sachs, Jefferies and Wachtell Lipton. Members of management updated the Anadarko Board on recent developments and negotiations with Occidental. Representatives of Evercore and Goldman Sachs reviewed with the Anadarko Board their respective updated preliminary financial analyses regarding the April 24 Occidental Proposal and the pending transaction with Chevron. Representatives of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors under the circumstances and a review of potential next steps in the context of the applicable provisions of the Chevron merger agreement. Following discussion, the Anadarko Board authorized and instructed Anadarko’s management and advisors to continue negotiations with Occidental.

Later on May 5, 2019, Occidental issued a press release announcing that it had entered into a binding agreement to sell Anadarko’s assets in Algeria, Ghana, Mozambique and South Africa to TOTAL S.A. (“Total”) for $8.8 billion in cash, on a cash-free, debt-free basis (i.e., based on an assumption for purposes of calculating the purchase price that no cash or debt will be transferred as part of the transaction), contingent upon Occidental entering into and completing its proposal to acquire Anadarko. Subsequent to this announcement, Ms. Hollub sent the Anadarko Board, care of Mr. Walker and Ms. Eberhart, a letter setting forth a revised proposal pursuant to which Occidental would acquire Anadarko for $76 per share (based on Occidental’s last closing price of $57.95 per share), consisting of $59 in cash and 0.2934 of a share of Occidental common stock per Anadarko share (the “May 5 Occidental Proposal”). The letter affirmed Occidental’s belief that Occidental is uniquely positioned to create significant and sustainable growth and value from Anadarko’s asset portfolio. It also noted that the significantly increased cash component would provide value and closing certainty. Unlike any prior Occidental proposal, the May 5 Occidental Proposal was not subject to any vote or approval by Occidental’s stockholders. The revised proposal was also accompanied by transaction documents which Occidental represented it was prepared to execute, as well as evidence of financing commitments for the entire amount of the aggregate cash consideration contemplated thereby. Occidental also issued a press release announcing the proposal and attaching a copy of the proposal letter.

In the morning of May 6, 2019, the Anadarko Board met, together with members of Anadarko management and representatives of Evercore, Goldman Sachs, Jefferies and Wachtell Lipton. Messrs. Walker and Gwin updated the Anadarko Board on recent developments and discussions with each of Occidental and Chevron. Representatives of Evercore and Goldman Sachs reviewed with the Anadarko Board their respective preliminary financial analyses regarding the May 5 Occidental Proposal, including as compared with the pending transaction with Chevron. Representatives of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors under the circumstances and a review of potential next steps in the context of the applicable provisions of the Chevron merger agreement. Following discussion, the Anadarko Board reached the unanimous conclusion that the May 5 Occidental Proposal constituted a Superior Proposal (as defined in the Chevron merger agreement), and formed an ad hoc committee solely for the purpose of making the associated formal determination later that day following confirmation from Anadarko’s management and Wachtell Lipton that the definitive documents associated with the May 5 Occidental Proposal were in satisfactory final form. Anadarko’s May 6, 2019 closing stock price was $75.49 per share.

In the afternoon of May 6, 2019, representatives of Anadarko management and Wachtell Lipton worked with representatives of Occidental management and Cravath to finalize the forms of the merger agreement and disclosure schedules associated with the May 5 Occidental Proposal. After the definitive documents were finalized, the ad hoc committee of the Anadarko Board met and formally determined on behalf of the Anadarko Board that the May 5 Occidental Proposal constituted a Superior Proposal. Anadarko subsequently issued a press release announcing this determination and related matters, including its intention to terminate the Chevron merger agreement in order to enter into a definitive agreement with Occidental, subject to Chevron’s right to revise its transaction during the four business days ending May 10, 2019.

In the morning of May 9, 2019, Mr. Wirth informed Mr. Walker, and Chevron subsequently announced publicly, that it did not intend to propose any revisions to the Chevron merger agreement and accordingly anticipated that Anadarko would terminate that agreement. At Anadarko’s request, Chevron also agreed to permit Anadarko to terminate the Chevron merger agreement that same day, subject to payment of the termination fee (rather than waiting until May 10, 2019, as the Chevron merger agreement otherwise would have required).

Also on May 9, 2019, the Anadarko Board met telephonically, together with members of Anadarko management and representatives of Evercore, Goldman Sachs, Jefferies and Wachtell Lipton. Prior to the meeting, Goldman Sachs delivered a disclosure letter regarding certain relationships with Berkshire Hathaway. Members of Anadarko management updated the Anadarko Board on recent developments with each of Occidental and Chevron. Representatives of Evercore and Goldman Sachs reviewed with the Anadarko Board their respective financial analyses and rendered their respective oral opinions, subsequently confirmed by delivery of their respective written opinions, dated May 9, 2019, to the Anadarko Board, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken described in each financial advisor’s written opinion, the merger consideration was fair, from a financial point of view, to holders of Anadarko common stock. Representatives of Wachtell Lipton discussed legal matters with the Anadarko Board, including the fiduciary duties of directors under the circumstances and material provisions of the merger agreement with Occidental. After carefully considering the proposed terms of the transaction with Occidental, and taking into consideration the matters discussed during that meeting and prior meetings of the Anadarko Board (for additional detail, see “—Recommendations of the Anadarko Board of Directors and Its Reasons for the Transaction” beginning on page 55), the Anadarko Board determined that Occidental’s proposed transaction continued to constitute a Superior Proposal under the Chevron merger agreement, and also (i) determined the Occidental merger agreement and the transactions contemplated thereby, including the merger with Occidental, were fair to and in the best interests of Anadarko stockholders, (ii) approved and declared advisable the Occidental merger agreement and the transactions contemplated thereby (including the merger with Occidental), (iii) directed that the adoption of the Occidental merger agreement be submitted to a vote at a meeting of the Anadarko stockholders and (iv) resolved (subject to certain exceptions set forth in the merger agreement) to recommend the adoption of the Occidental merger agreement by the Anadarko stockholders. Anadarko’s May 9, 2019 closing stock price was $73.39 per share.

Also on May 9, 2019, in connection with the approval of the Occidental transaction, the Compensation and Benefits Committee of the Anadarko Board approved the compensation and benefits-related matters which are described in greater detail under the heading “—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79, which reconfirmed earlier approvals made in connection with the Chevron transaction, adjusted to reflect the Occidental transaction’s terms including its purchase price.

Later on May 9, 2019, Anadarko paid Chevron the $1 billion termination fee, and Anadarko and Occidental entered into the merger agreement and each issued press releases announcing the transaction.

Occidental’s Rationale for the Transaction

Occidental believes that its acquisition of Anadarko will:

•	permit Occidental to apply its proven technology and operational excellence to Anadarko’s global asset portfolio;

•	enhance Occidental’s Permian Basin leadership position and bolster its portfolio with additional free cash flow generating assets;
•	create a global energy leader with enhanced scale and expertise to lead energy into a low-carbon future;
•	be accretive to cash flow per share and free cash flow per share (each as defined on page 40) within twelve months after the completion of the merger;
•	generate significant cost and capital synergies and capital spending efficiency; and
•	enhance its dividend growth strategy while maintaining balance sheet strength.

Recommendations of the Anadarko Board of Directors and Its Reasons for the Transaction

By unanimous vote, the Anadarko Board, at a meeting held on May 9, 2019, (i) determined the merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of Anadarko stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby (including the merger), (iii) directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Anadarko stockholders and (iv) resolved (subject to certain exceptions set forth in the merger agreement) to recommend the adoption of the merger agreement by the Anadarko stockholders. The Anadarko Board unanimously recommends that Anadarko stockholders vote “FOR” the merger proposal and “FOR” the non-binding compensation advisory proposal.

In reaching its determinations and recommendations, the Anadarko Board consulted with Anadarko’s management and financial and legal advisors and considered a number of factors, including the following factors that weighed in favor of the merger:

•	Compelling Value on both a Relative and Absolute Basis. The aggregate value and nature of the consideration to be received in the merger by Anadarko stockholders, including the fact that:
•	based on the closing trading price of Occidental common stock of $60.21 on May 8, 2019, the last trading day prior to public announcement of the merger, the merger consideration represented an implied value of $76.66 per share of Anadarko common stock and a premium of (i) 24% to the implied value of the merger consideration under the Chevron merger agreement on that same date and (ii) 64% to the $46.80 trading price of Anadarko common stock on April 11, 2019, the day prior to the public announcement of Anadarko’s agreement to be acquired by Chevron;
•	the substantial cash component of the merger consideration provides Anadarko stockholders with immediate and relatively certain value in respect of their shares; and
•	following the merger, Anadarko stockholders will also have the opportunity as stockholders of Occidental to participate in the upside of the combined company, including future growth and anticipated synergies, particularly in the Permian Basin in which the acreage positions of the two companies are highly complementary to each other.
•	Superior Alternative to Continuing to Pursue Chevron Transaction. The Anadarko Board determined that entering into the merger agreement with Occidental provided a more attractive alternative for creating stockholder value when compared to continuing to pursue its previously agreed transaction with Chevron in light of the (i) substantially higher price offered by the Occidental transaction relative to the Chevron transaction, (ii) greater certainty of value provided by the substantially higher cash component of the Occidental transaction and (iii) acceptable closing certainty in light of the absence of an Occidental stockholder vote and the inability for Occidental to terminate the merger agreement in order to accept a superior proposal for Occidental (which, prior to the May 5 Occidental Proposal, had been a meaningful advantage of the Chevron transaction);
•	Material Improvements Relative to Prior Occidental Proposals. The Anadarko Board noted that the Occidental May 5 Proposal, which formed the basis of the ultimately agreed transaction, reflected significant improvement in comparison to prior Occidental proposals in a number of respects, including that it (i) enhanced certainty of closing by removing the requirement for any Occidental stockholder vote and the ability of the Occidental Board to terminate the merger agreement in order to accept a superior proposal for Occidental, (ii) enhanced certainty of value by materially increasing the cash portion of the merger consideration and decreasing the stock portion, (iii) valued the stock portion of the merger consideration based upon Occidental’s closing stock price on May 3, 2019 of $57.95 per share, which was nearly 14% lower than Occidental’s stock price at the time Anadarko had entered into the Chevron transaction. Further, the Anadarko Board believed that this significant decrease in Occidental’s stock price constituted a meaningful portion of the decline which, following discussion with its advisors, it had anticipated could occur upon public announcement of a transaction with Occidental. The Anadarko Board concluded that the combination of the much higher cash portion of the merger consideration and lower Occidental stock price reflected in the Occidental May 5 Proposal largely obviated the need for a collar mechanism in the merger agreement, which Anadarko had considered an important transaction term in its negotiations with respect to earlier Occidental proposals.

•	Opportunity to Receive Alternative Acquisition Proposals and to Terminate the Merger in Order to Accept a Superior Proposal. The Anadarko Board considered the terms of the merger agreement related to Anadarko’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred from making a competing proposal by the provisions of the merger agreement, and the Anadarko Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a competing proposal. In this regard, the Anadarko Board considered that:
•	subject to its compliance with the applicable provisions of merger agreement, the Anadarko Board can change its recommendation to Anadarko stockholders with respect to the adoption of the merger agreement prior to Anadarko stockholders’ adoption of the merger agreement if the Anadarko Board determines in good faith (after consultation with its financial and legal advisors) that a competing proposal is a superior proposal or, with respect to an intervening event, the failure to take such action would be reasonably likely to be inconsistent with the Anadarko Board’s fiduciary duties;
•	subject to its compliance with the applicable provisions of the merger agreement, the Anadarko Board may terminate the merger agreement in order to enter into a superior proposal; and
•	while the merger agreement contains a termination fee of $1 billion that Anadarko would be required to pay to Occidental in certain circumstances, including if (i) Occidental terminates the merger agreement in connection with a change in the Anadarko Board’s recommendation to its stockholders with respect to adoption of the merger agreement or (ii) Anadarko terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal, the Anadarko Board believed that the termination fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions, and would not discourage competing acquisition proposals from credible third parties willing and able to make such proposals.
•	Receipt of Fairness Opinions and Presentations from Evercore and Goldman Sachs. The Anadarko Board considered the respective financial analyses reviewed and discussed with representatives of each of Evercore and Goldman Sachs, as well as the respective oral opinions of Evercore and Goldman Sachs rendered to the Anadarko Board on May 9, 2019, which opinions were subsequently confirmed by delivery of their respective written opinions, each dated as of May 9, 2019, to the Anadarko Board, to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth in each opinion, as of the date of each such opinion, from a financial point of view, the merger consideration was fair to holders of Anadarko common stock, as more fully described below under the heading “—Opinions of Anadarko’s Financial Advisors” beginning on page 58.
•	Terms of the Merger Agreement. The Anadarko Board reviewed and considered the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the merger agreement may be terminated, and concluded that such terms are reasonable and fair to Anadarko. The Anadarko Board also reviewed and considered the conditions to the completion of the merger, including regulatory approvals, which it believes are likely to be satisfied on a timely basis. The Anadarko Board noted in particular that the completion of the merger is not subject to any financing condition or any condition based upon Occidental stockholder approval, which enhances the likelihood of the merger’s consummation.

In the course of its deliberations, the Anadarko Board also considered a variety of risks and other potentially negative factors, including the following:

•	Fixed Exchange Ratio. The Anadarko Board considered that, although a significant majority of the merger consideration consists of cash, because the stock portion of the merger consideration is based on a fixed exchange ratio rather than a fixed value, Anadarko stockholders bear the risk of a decrease in the trading price of Occidental common stock during the pendency of the merger and the merger agreement does not provide Anadarko with a collar or a value-based termination right.
•	Risks Associated with the Pendency of the Merger. The risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Anadarko’s business during the period between the execution of the merger agreement and the completion of the transactions contemplated thereby as set forth in the merger agreement.
•	Possible Failure to Achieve Synergies. The potential challenges and difficulties in integrating the operations of Anadarko and Occidental and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated benefits of the merger, might not be realized or might take longer to realize than expected.
•	Termination Fee. The Anadarko Board considered that Anadarko would be required to pay to Occidental a termination fee of $1 billion in the event the Anadarko Board were to terminate the merger agreement in order for Anadarko to enter into a superior proposal, should one be made, or if the merger agreement were to be terminated by Occidental in connection with a change in the Anadarko Board’s recommendation to its stockholders with respect to adoption of the merger agreement. Such a termination fee would be in addition to, and not net of, the $1 billion termination fee which Anadarko previously paid to Chevron in connection with the termination of the Chevron merger agreement.
•	Restrictions on Third-Party Discussions. The Anadarko Board considered that the merger agreement required Anadarko to terminate all discussions with potential alternative transaction counterparties, including Chevron, while noting that Anadarko would have the right to respond to alternative proposals that might be made by such parties pursuant to and in accordance with the applicable terms of the merger agreement.
•	Other Risks. The Anadarko Board considered risks of the type and nature described under the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 29 and 32, respectively.

The Anadarko Board believed that, overall, the potential benefits of the merger to Anadarko stockholders outweighed the risks and uncertainties of the merger.

In addition, the Anadarko Board was aware of and considered that Anadarko’s directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Anadarko generally, as described below under the heading “—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79.

The foregoing discussion of factors considered by the Anadarko Board is not intended to be exhaustive, but includes the material factors considered by the Anadarko Board. In light of the variety of factors considered in connection with its evaluation of the merger, the Anadarko Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Anadarko Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Anadarko Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Anadarko Board based its recommendation on the totality of the information presented.

Opinions of Anadarko’s Financial Advisors

Opinion of Evercore Group L.L.C.

At a meeting of the Anadarko Board held on May 9, 2019, Evercore rendered to the Anadarko Board its oral opinion, subsequently confirmed in writing, that as of May 9, 2019 and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the merger consideration was fair, from a financial point of view, to the holders of Anadarko common stock entitled to receive such merger consideration.

The full text of the written opinion of Evercore, dated as of May 9, 2019, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Anadarko Board in connection with their evaluation of the merger. The opinion does not constitute a recommendation to the Anadarko Board or to any other person in respect of the merger, including as to how any holder of shares of Anadarko common stock should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Anadarko, nor does it address the underlying business decision of Anadarko to engage in the merger.

In connection with rendering its opinion Evercore had, among other things:

•	reviewed certain publicly available business and financial information relating to Anadarko and Occidental that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Anadarko and Occidental prepared and furnished to Evercore by the management of Anadarko and Occidental, respectively;
•	reviewed certain non-public projected financial and operating data relating to Anadarko under alternative commodities pricing assumptions prepared and furnished to Evercore by the management of Anadarko, reflecting management production and commodities pricing estimates (“Management Strip Forecasts”) and management production estimates and analyst consensus pricing estimates (“Management Consensus Forecasts”) and which are summarized in the section entitled “The Merger—Certain Unaudited Prospective Information” of this proxy statement/prospectus;
•	reviewed certain non-public projected financial and operating data relating to Occidental prepared and furnished to Evercore by the management of Occidental, as adjusted by the management of Anadarko and approved for Evercore’s use by Anadarko, and which are summarized in the section entitled “The Merger—Certain Unaudited Prospective Information” of this proxy statement/prospectus;
•	discussed the past and current operations, financial projections and current financial condition of each of Anadarko and Occidental with the management of Anadarko and Occidental (including their views on the risks and uncertainties of achieving such projections);
•	reviewed the reported prices and the historical trading activity of each of Anadarko common stock and Occidental common stock;
•	compared the financial performance of each of Anadarko and Occidental and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;
•	compared the financial performance of Anadarko and the valuation multiples relating to the merger with those of certain other transactions that Evercore deemed relevant;
•	reviewed the merger agreement; and
•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to Anadarko referred to above, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of Anadarko, as to the future financial performance of Anadarko, under the alternative commodities pricing assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Anadarko, or the assumptions on which they were based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Anadarko or the consummation of the merger or materially reduce the benefits of the merger to the holders of Anadarko common stock.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Anadarko or Occidental, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Anadarko or Occidental under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to Evercore as of May 9, 2019, and financial, economic, market and other conditions as they existed and as could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the merger consideration to the holders of Anadarko common stock entitled to receive such merger consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Anadarko, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Anadarko, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore assumed that any modification to the structure of the merger would not vary in any respect material to its analysis. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Anadarko, nor does Evercore’s opinion address the underlying business decision of Anadarko to engage in the merger. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of Anadarko’s common stock or any business combination or other extraordinary transaction involving Anadarko. Evercore’s opinion does not constitute a recommendation to the Anadarko Board or to any other person in respect of the merger, including as to how any holder of shares of Anadarko common stock should vote or act in respect of the merger. Evercore expressed no opinion as to the price at which shares of Anadarko common stock or Occidental common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Anadarko and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Anadarko Board on May 9, 2019, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 9, 2019, and is not necessarily indicative of current market conditions.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand-alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analysis

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis to calculate ranges of implied present values per share of Anadarko common stock as of April 1, 2019, utilizing estimates of the standalone, unlevered, after-tax free cash flows Anadarko was expected to generate over the period from 2019 through 2025 based on the Management Strip Forecasts.

For purposes of its discounted cash flow analysis, unlevered free cash flow was defined as earnings before interest and taxes, less unlevered taxes, plus depreciation and amortization, plus (less) changes in working capital, less capital expenditures (excluding capitalized interest expense), plus non-cash exploration expense, plus other non-cash items.

Evercore calculated ranges of terminal values for Anadarko (i) using the perpetual growth rate method by applying an assumed perpetuity growth rate range of 1.5% to 2.5% to the estimate of terminal year unlevered free cash flow reflected in the Management Strip Forecasts and (ii) using the earnings before interest, taxes, depreciation, amortization and exploration expense (“EBITDAX”) exit multiple method by applying terminal year enterprise value to last-twelve-month (“LTM”) EBITDAX multiples ranging from 5.5x to 6.5x to estimated 2025 EBITDAX.

Evercore then discounted Anadarko’s projected, unlevered free cash flows over the period from 2019 through 2025 and the ranges of terminal values for Anadarko it calculated using the perpetuity growth rate method and the EBITDAX exit multiple method, in each case, to present value as of April 1, 2019, using discount rates ranging from 9.0% to 10.0%, to derive ranges of implied enterprise values for Anadarko. The discount rates were based on Evercore’s judgment of the estimated range of Anadarko’s weighted average cost of capital. Evercore then deducted from the ranges of implied enterprise values Anadarko management’s estimate of Anadarko’s net debt (calculated as total debt less available cash and cash equivalents of Anadarko and Western Midstream Partners, L.P.) as of March 31, 2019 as reflected in Anadarko’s consolidated balance sheet as of that date and adjusted for the payment of the $1 billion termination fee by Anadarko in connection with the termination of its prior merger agreement with Chevron (the “Chevron termination fee”), plus non-controlling interests in Western Midstream Partners, L.P. as of May 7, 2019, calculated using publicly available information and information provided to Evercore by Anadarko management, and divided the results by the fully diluted outstanding shares of Anadarko common stock calculated based on information provided to Evercore by Anadarko management, to derive a range of implied equity values per share of Anadarko common stock as follows:

Method	Implied Per Share Equity Value Reference Ranges
Perpetuity Growth Rate Method	$53.80 - $83.72
EBITDAX Exit Multiple Method	$56.41 - $76.48

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of Anadarko and Occidental to corresponding financial multiples and ratios for the following selected publicly traded companies in the energy industry (referred to in this section as the “selected companies”):

•	Apache Corporation
•	ConocoPhillips
•	Devon Energy Corporation
•	Hess Corporation
•	Marathon Oil Corporation
•	Noble Energy, Inc.

Although none of these companies are directly comparable to Anadarko or Occidental, Evercore selected these companies based on its professional judgment because they are exploration and production companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Anadarko and Occidental.

For Anadarko, Occidental and each of the selected companies identified above, Evercore calculated (i) enterprise value (defined as equity market capitalization plus total debt (for Anadarko, including Western Midstream Partners, L.P.’s total debt), less available cash and cash equivalents (for Anadarko, including Western Midstream Partners, L.P.’s cash and cash equivalents), plus non-controlling interests) as a multiple of estimated EBITDAX for calendar years 2019 and 2020, and (ii) the closing share prices as of May 7, 2019 as a multiple of estimated cash flow per share (“CFPS”). The financial multiples and ratios for Occidental and the selected companies were based on closing share prices as of May 7, 2019, financial data as reflected in the most recent public filings made by such company and consensus estimates for 2019 and 2020 obtained from publicly available equity research analysts’ projections made available by FactSet as of May 7, 2019.

The results of these calculations were as follows:

Company	Enterprise Value / EBITDAX		Price / CFPS		Net Debt / EBITDAX
	2019E	2020E	2019E	2020E	2018A
Selected Companies
Apache Corporation	4.9x	4.4x	3.5x	3.1x	1.7x
ConocoPhillips	4.8x	4.7x	5.7x	5.6x	0.5x
Devon Energy Corporation	5.2x	4.9x	4.5x	4.0x	1.4x
Hess Corporation	8.8x	6.9x	8.5x	6.2x	1.7x
Marathon Oil Corporation	4.5x	4.1x	4.0x	3.6x	1.2x
Noble Energy, Inc.	6.6x	4.9x	5.0x	3.6x	2.6x
Median	5.1x	4.8x	4.8x	3.8x	1.6x
Mean	5.8x	5.0x	5.2x	4.3x	1.5x
Anadarko Petroleum Corporation	7.6x	6.7x	6.0x	5.3x	2.1x
Occidental Petroleum Corporation	6.0x	5.9x	6.3x	5.9x	1.0x

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore applied (i) an enterprise value to EBITDAX multiple reference range of 5.0x to 6.0x to Anadarko management’s estimate of consolidated 2019 EBITDAX for Anadarko under the Management Consensus Forecasts, and (ii) an enterprise value to EBITDAX multiple reference range of 4.5x to 5.5x to Anadarko management’s estimate of consolidated 2020 EBITDAX for Anadarko under the Management Consensus Forecasts, in each case, to derive ranges of implied enterprise values for Anadarko. Evercore then deducted from the ranges of implied enterprise values Anadarko management’s estimate of Anadarko’s net debt (calculated as total debt less available cash and cash equivalents of Anadarko and Western Midstream Partners, L.P.) as of March 31, 2019 as reflected in Anadarko’s consolidated balance sheet as of that date and adjusted for the payment of the Chevron termination fee, plus non-controlling interests in Western Midstream Partners, L.P. as of

May 7, 2019, calculated using publicly available information and information provided to Evercore by Anadarko management, and divided the results by the fully diluted outstanding shares of Anadarko common stock calculated based on information provided to Evercore by Anadarko management, to derive a range of implied equity values per share of Anadarko common stock.

Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore also applied (i) a price to CFPS multiple reference range of 3.75x to 5.25x to Anadarko management’s estimate of 2019 CFPS for Anadarko under the Management Consensus Forecasts, and (ii) a price to CFPS multiple reference range of 3.25x to 4.25x to Anadarko management’s estimate of 2020 CFPS for Anadarko under the Management Consensus Forecasts to derive a range of implied equity values per share of Anadarko common stock.

The results of these calculations were as follows:

Metric	Implied Equity Value Range Per Share
Enterprise Value / EBITDAX	$39.19 - $61.45
Price / CFPS	$47.77 - $67.96

Precedent Transaction Analysis

Evercore reviewed publicly available information related to selected precedent acquisition transactions involving publicly traded companies in the energy industry announced since 1998 with a total enterprise value greater than $5 billion. For each selected precedent transaction, Evercore calculated (i) the implied equity value (based on transaction consideration) as a multiple of cash flow for the target company for each of the first fiscal year and the second fiscal year after the announcement of the applicable transaction based on mean consensus estimates for 2019 and 2020 obtained from publicly available equity research analysts’ projections, and (ii) the implied enterprise value (based on transaction consideration) as a multiple of EBITDAX for the target company for each of the first fiscal year and the second fiscal year after the announcement of the applicable transaction based on mean consensus estimates for 2019 and 2020 obtained from publicly available equity research analysts’ projections. The selected precedent transactions reviewed by Evercore and the implied equity value to cash flow multiples and implied enterprise value to EBITDAX multiples calculated by Evercore with respect to those target companies were:

			Equity Value / Cash Flow multiples		Enterprise Value / EBITDAX multiples
Date Announced	Buyer	Seller	Fiscal Year 1	Fiscal Year 2	Fiscal Year 1	Fiscal Year 2
11-01-18	Encana Oil & Gas (USA) Inc.	Newfield Exploration Company	3.8x	3.1x	5.0x	4.1x
08-14-18	Diamondback Energy, Inc.	Energen Corporation	8.3x	6.1x	8.9x	6.8x
03-28-18	Concho Resources Inc.	RSP Permian, Inc.	9.4x	6.8x	10.0x	7.8x
06-19-17	EQT Corporation	Rice Energy Inc.	7.0x	5.5x	7.9x	6.3x
04-08-15	Royal Dutch Shell plc	BG Group plc	12.7x	9.9x	13.0x	8.9x
12-15-14	Repsol Oil & Gas Canada Inc.	Talisman Energy, Inc.	4.0x	4.6x	4.7x	5.7x
09-29-14	Encana Corporation	Athlon Energy Inc.	15.9x	8.6x	15.6x	9.0x
12-05-12	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company	4.6x	2.5x	6.7x	3.6x
07-23-12	CNOOC Limited	Nexen Inc.	6.0x	5.3x	4.3x	3.9x
07-14-11	BHP Billiton Group	Petrohawk Energy Corporation	10.2x	7.2x	10.5x	7.6x
12-14-09	ExxonMobil Corporation	XTO Energy Inc.	5.0x	5.7x	6.0x	6.7x
06-24-09	Sinopec Group Company	Addax Petroleum Corporation	6.5x	4.8x	5.5x	4.0x
03-23-09	Suncor Energy Inc.	Petro-Canada	5.1x	4.1x	4.2x	3.4x

			Equity Value / Cash Flow multiples		Enterprise Value / EBITDAX multiples
Date Announced	Buyer	Seller	Fiscal Year 1	Fiscal Year 2	Fiscal Year 1	Fiscal Year 2
10-31-07	Penn West Energy Trust	Canetic Resources Trust	5.1x	5.5x	6.7x	5.2x
06-23-06	Anadarko Petroleum Corporation	Western Gas Resources, Inc.	10.6x	9.7x	10.2x	8.7x
06-23-06	Anadarko Petroleum Corporation	Kerr-McGee Corporation	6.6x	5.4x	7.1x	5.7x
12-12-05	ConocoPhilips	Burlington Resources Inc.	7.6x	6.3x	6.4x	5.2x
04-04-05	Chevron Corporation	Unocal Corporation	5.9x	6.0x	5.2x	5.1x
04-02-02	Shell Resources plc	Enterprise Oil plc	5.5x	5.2x	5.2x	4.9x
01-27-02	PanCanadian Energy Corporation (nka Encana)	Alberta Energy Company Ltd.	4.9x	5.7x	4.6x	5.2x
11-18-01	Phillips Petroleum Co.	Conoco Inc.	4.1x	4.5x	4.1x	NA
05-29-01	Conoco Inc.	Gulf Canada Resources Ltd.	4.1x	4.7x	4.7x	5.6x
10-16-00	Chevron Corporation	Texaco Inc.	NA	NA	NA	NA
04-03-00	Anadarko Petroleum Corporation	Union Pacific Resources Group Inc.	3.9x	4.1x	4.9x	5.3x
04-01-99	BP Amoco Company	Atlantic Richfield Company	9.0x	9.2x	NA	NA
12-01-98	Exxon Corporation	Mobil Corporation	6.1x	6.0x	NA	NA
08-11-98	British Petroleum Company p.l.c.	Amoco Corporation	10.6x	9.5x	NA	NA
Median			6.1x	5.6x	6.0x	5.5x
Mean			7.0x	6.0x	7.0x	5.9x
Median (excluding high growth shale transaction)			5.7x	5.5x	5.2x	5.2x
Mean (excluding high growth shale transaction)			6.3x	5.8x	6.1x	5.4x

Although none of the target companies above is directly comparable to Anadarko and none of the precedent transactions is directly comparable to the merger, Evercore selected these transactions based on its professional judgment because they involve target companies that are exploration and production companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Anadarko.

Based on the multiples it derived from the selected precedent transactions and based on its professional judgment and experience, Evercore (i) selected a reference range of enterprise value to EBITDAX multiples of 5.0x to 7.0x and applied this range of multiples to Anadarko’s estimated consolidated EBITDAX for 2019, as provided to Evercore by the management of Anadarko under the Management Consensus Forecasts, and (ii) selected a reference range of enterprise value to EBITDAX multiples of 4.0x to 6.0x and applied this range of multiples to Anadarko’s estimated consolidated EBITDAX for 2020, as provided to Evercore by the management of Anadarko under the Management Consensus Forecasts, in each case to calculate an implied enterprise value for Anadarko. Evercore then deducted from the ranges of implied enterprise values Anadarko management’s estimate of Anadarko’s net debt (calculated as total debt less available cash and cash equivalents of Anadarko and Western Midstream Partners, L.P.) as of March 31, 2019 as reflected in Anadarko’s consolidated balance sheet as of that date and adjusted for payment of the Chevron termination fee, plus non-controlling interests in Western Midstream Partners, L.P. as of as of May 7, 2019, calculated using publicly available information and information provided to Evercore by Anadarko management, and divided the results by the fully diluted outstanding shares of Anadarko common stock calculated based on information provided to Evercore by Anadarko management, to derive a range of implied equity values per share of Anadarko common stock.

Based on the multiples it derived from the selected precedent transactions and based on its professional judgment and experience, Evercore also (i) selected a reference range of equity value to CFPS multiples of 4.0x to 6.0x and applied this range of multiples to Anadarko’s estimated CFPS for 2019, as provided to Evercore by the management of Anadarko under the Management Consensus Forecasts, and (ii) selected a reference range of equity value to CFPS multiples of 3.5x to 5.5x and applied this range of multiples to Anadarko’s estimated CFPS for 2020, as provided to Evercore by the management of Anadarko under the Management Consensus Forecasts, to derive a range of implied equity values per share of Anadarko common stock.

The results of the calculations were as follows:

Metric	Implied Equity Value Range Per Share
Enterprise Value / EBITDAX	$32.33 - $72.99
Equity Value / CFPS	$50.95 - $87.94

Other Financial Analysis

The analysis and data described below were presented to the Anadarko Board for informational and reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Evercore’s fairness opinion.

Premia Paid Analysis

Evercore reviewed and analyzed premia paid in transactions above $10 billion involving publicly traded U.S.-based companies announced since January 2010 (excluding transactions with target companies in banking, financial institutions, insurance and real estate investment trust industries). Based on its professional judgment and experience and the premia reviewed in the selected transactions, Evercore applied reference ranges of premia of 25% to 35% to the closing price of shares of Anadarko common stock as of April 11, 2019, the last trading day prior to announcement of the previously proposed acquisition of Anadarko by Chevron. This analysis implied a per share equity value reference range of approximately $58.50 to $63.18 for Anadarko.

Analysts’ Price Targets

Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of May 7, 2019, noting that the low and high share price targets ranged from $60.00 to $79.00 for Anadarko common stock.

52-Week Trading Range Analysis

Evercore reviewed historical trading prices of Anadarko common stock during the 52-week period ended April 11, 2019, the date prior to announcement of the previously proposed acquisition of Anadarko by Chevron, noting that low and high closing prices during such period ranged from $40.57 to $75.47 per share of Anadarko common stock.

Selected Public Company Trading Analysis

Based on the multiples it derived for Occidental and the selected companies under the selected public company trading analysis described above and its professional judgment and experience, Evercore applied (i) an enterprise value to EBITDAX multiple reference range of 5.0x to 6.0x to publicly available equity research analysts’ estimate of consolidated 2019 EBITDAX for Anadarko, (ii) an enterprise value to EBITDAX multiple reference range of 4.5x to 5.5x to publicly available equity research analysts’ estimate of consolidated 2020 EBITDAX for Anadarko, (iii) a price to CFPS multiple reference range of 3.75x to 5.25x to publicly available equity research analysts’ estimate of 2019 CFPS for Anadarko, and (iv) a price to CFPS multiple reference range of 3.25x to 4.25x to publicly available equity research analysts’ estimate of 2020 CFPS for Anadarko, to derive ranges of implied equity values per share of Anadarko common stock.

The results of these calculations were as follows:

Metric	Implied Equity Value Range Per Share
Enterprise Value / EBITDAX	$33.34 - $51.83
Price / CFPS	$46.38 - $66.53

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the evaluation of the merger by the Anadarko Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Anadarko common stock. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Anadarko or its advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Anadarko Board as to the fairness, from a financial point of view, of the merger consideration to the holders of Anadarko common stock entitled to receive such merger consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by a Fairness Opinion Committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with Anadarko, Evercore is entitled to receive a fee estimated, based on the information available as of the date of announcement, at approximately $53 million if the merger is completed, against which a fee of $2.5 million that was payable upon delivery of Evercore’s fairness opinion is fully creditable. Anadarko has also agreed to reimburse Evercore for its reasonable and documented out-of-pocket expenses (including reasonable outside legal fees, expenses and disbursements) and to indemnify Evercore for certain liabilities arising out of its engagement.

During the two-year period prior to the date of its written opinion, Evercore provided financial advisory services to Anadarko and its affiliates, for which Evercore received fees of less than $1 million. During the two-year period prior to the date of its written opinion, neither Evercore nor its affiliates have provided financial services to Occidental and its affiliates for which Evercore received fees, including the reimbursement of expenses. During the two-year period prior to the date of its written opinion, neither Evercore nor its affiliates have provided financial services to Berkshire Hathaway for which Evercore received fees, including the reimbursement of expenses. In the future, Evercore may provide financial or other services to Anadarko, Occidental and Berkshire Hathaway and their respective affiliates and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Anadarko, Occidental and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Anadarko engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Anadarko Board, Goldman Sachs rendered to the Anadarko Board its oral opinion, subsequently confirmed by delivery of a written opinion, dated May 9, 2019, to the Anadarko Board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than Occidental, Berkshire Hathaway and their respective affiliates) of shares of Anadarko common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 9, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. The summary of Goldman Sachs’ opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Anadarko Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any Anadarko stockholder should vote with respect to the merger or any other matter.

In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;
•	annual reports to stockholders and Annual Reports on Form 10-K of Anadarko and Occidental for the five years ended December 31, 2018;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Anadarko and Occidental;
•	certain other communications from Anadarko and Occidental to their respective stockholders;
•	certain publicly available research analyst reports for Anadarko and Occidental;
•	certain internal financial analyses and forecasts for Occidental on a stand-alone basis (the “adjusted Occidental standalone forecast”) and on a pro forma basis giving effect to the merger (the “adjusted Occidental pro forma forecast” and, together with the “adjusted Occidental standalone forecast”, the “adjusted Occidental forecasts”), in each case, prepared by its management, as adjusted by the management of Anadarko and approved for Goldman Sachs’ use by Anadarko, including certain synergies projected by the management of Occidental to result from the merger, as adjusted by the management of Anadarko and approved for Goldman Sachs’ use by Anadarko (the “Synergies”) (as described in “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 74); and
•	certain internal financial analyses and forecasts for Anadarko prepared by its management, as approved for Goldman Sachs’ use by Anadarko (the “Anadarko management forecast”) (as described in “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 74).

Goldman Sachs also held discussions with members of the senior managements of Anadarko and Occidental regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of Occidental and with members of the senior management of Anadarko regarding their assessment of the past and current business operations, financial condition and future prospects of Anadarko; reviewed the reported price and trading activity for the shares of Anadarko common stock and the shares of Occidental common stock; compared certain financial and stock market information for Anadarko and Occidental with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Anadarko Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Anadarko Board that the adjusted Occidental forecasts, the Anadarko management forecast and the Synergies were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Anadarko. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Anadarko or Occidental or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Anadarko or Occidental or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Anadarko to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Anadarko; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Occidental, Berkshire Hathaway and their respective affiliates) of shares of Anadarko common stock, as of the date of its written opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Anadarko; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Anadarko, or any class of such persons, in connection with the merger, whether relative to the merger consideration to be paid to the holders (other than Occidental, Berkshire Hathaway and their respective affiliates) of shares of Anadarko common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Occidental common stock would trade at any time or as to the impact of the merger on the solvency or viability of Anadarko or Occidental or the ability of Anadarko or Occidental to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its written opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Anadarko Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of shares of Anadarko common stock should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Anadarko Board in connection with rendering to the Anadarko Board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 8, 2019 and is not necessarily indicative of current or future market conditions.

Implied Premia and Multiple Analysis

Goldman Sachs calculated and compared certain implied premia and multiples using the closing price for the shares of Anadarko common stock on April 11, 2019, the last trading day prior to announcement of the previously proposed acquisition of Anadarko by Chevron, the closing price for the shares of Occidental common stock on April 11, 2019, the closing price for the shares of Occidental common stock on May 8, 2019, the last trading day prior to announcement of the merger with Occidental, and the implied value of the merger consideration to be paid by Occidental for each share of Anadarko common stock pursuant to the merger agreement. For purposes of its analysis, Goldman Sachs calculated an implied value for the merger consideration of $76.67 (the “Implied Merger Consideration Value”) by adding (i) an implied value for the stock consideration per share (calculated by multiplying the exchange ratio of 0.2934 pursuant to the merger agreement by $60.21, the closing price for the shares of Occidental common stock on May 8, 2019), and (ii) the cash consideration of $59.00 per share of Anadarko common stock.

Goldman Sachs calculated the following:

•	The premium represented by the Implied Merger Consideration Value of $76.67 per share of Anadarko common stock relative to:
•	$46.80, the closing price of the shares of Anadarko common stock on April 11, 2019 (the “Anadarko Undisturbed Closing Price”);
•	$45.25, the volume weighted average price (“VWAP”) of shares of Anadarko common stock over the 20-trading-day period ended April 11, 2019 (the “Anadarko 20-Day VWAP”);
•	$44.78, the VWAP of shares of Anadarko common stock over the 30-trading-day period ended April 11, 2019 (the “Anadarko 30-Day VWAP”);
•	$75.86, the highest daily closing price of shares of Anadarko common stock over the 52-week period ended May 8, 2019 (the “Anadarko 52-Week High”); and
•	$40.57, the lowest daily closing price of shares of Anadarko common stock over the 52-week period ended May 8, 2019 (the “Anadarko 52-Week Low”).

The results of these calculations are as follows:

Anadarko Reference Share Price	Implied Premium Represented by the Implied Merger Consideration Value of $76.67 per Anadarko Share
Anadarko Undisturbed Closing Price of $46.80	63.8%
Anadarko 20-Day VWAP of $45.25	69.4%
Anadarko 30-Day VWAP of $44.78	71.2%
Anadarko 52-Week High of $75.86	1.1%
Anadarko 52-Week Low of $40.57	89.0%

In addition, Goldman Sachs calculated implied equity values for Occidental by multiplying each of $67.18, the closing price for the shares of Occidental common stock on April 11, 2019 (“Occidental Undisturbed Closing Price”), and $60.21, the closing price for the shares of Occidental common stock on May 8, 2019 (“Occidental Pre-Announcement Closing Price”), by the total number of fully diluted shares of Occidental common stock outstanding as of April 30, 2019, calculated based on the Occidental Undisturbed Closing Price and the Occidental Pre-Announcement Closing Price, as applicable, and outstanding equity information for Occidental provided and approved for Goldman Sachs’ use by Anadarko management. Goldman Sachs then calculated implied enterprise values for Occidental by adding to each of the implied equity values calculated for Occidental, Occidental’s net debt (calculated as debt less cash and cash equivalents (“net debt”)) and non-controlling interests, each as of March 31, 2019, as reflected in Occidental’s consolidated balance sheet as of that date.

Goldman Sachs also calculated implied equity values for Anadarko by multiplying each of the Anadarko Undisturbed Closing Price and the Implied Merger Consideration Value, by the total number of fully diluted shares of Anadarko common stock outstanding as of May 2, 2019, calculated based on the Anadarko Undisturbed Closing Price and the Implied Merger Consideration Value, as applicable, and outstanding equity information for Anadarko provided and approved for Goldman Sachs’ use by Anadarko management. Goldman Sachs then calculated implied enterprise values for Anadarko by adding to each of the implied equity values calculated for Anadarko, Anadarko’s (i) consolidated net debt as of March 31, 2019, as reflected in Anadarko’s consolidated balance sheet as of that date and (ii) non-controlling interests in Western Midstream Partners, L.P. as of May 8, 2019, calculated using publicly available information and information provided by Anadarko management.

Using the foregoing, Goldman Sachs calculated the following multiples:

•	The implied enterprise value for Occidental, based on both the Occidental Undisturbed Closing Price and the Occidental Pre-Announcement Closing Price, as a multiple of the EBITDAX of Occidental on a stand-alone basis for calendar years 2019 and 2020, as reflected in (i) the median estimates published by the Institutional Brokers’ Estimate System (“IBES Estimates”) for Occidental and (ii) the adjusted Occidental standalone forecast.

The results of these calculations are as follows:

Occidental Enterprise Value / EBITDAX
Metric	Occidental Undisturbed Closing Price	Occidental Pre-Announcement Closing Price
2019E EBITDAX (IBES Estimates)	6.9x	6.3x
2020E EBITDAX (IBES Estimates)	6.7x	6.1x
2019E EBITDAX (Adjusted Occidental Standalone Forecast)	8.2x	7.5x
2020E EBITDAX (Adjusted Occidental Standalone Forecast)	7.6x	6.9x
•	The implied enterprise value for Anadarko based on both the Anadarko Undisturbed Closing Price and the Implied Merger Consideration Value as a multiple of the estimated EBITDAX of Anadarko for calendar years 2019 and 2020, as reflected in (i) the IBES Estimates for Anadarko and (ii) the Anadarko management forecast.

The results of these calculations are as follows:

Anadarko Enterprise Value / EBITDAX
Metric	Anadarko Undisturbed Closing Price	Implied Merger Consideration Value
2019E EBITDAX (IBES Estimates)	5.6x	7.4x
2020E EBITDAX (IBES Estimates)	5.2x	7.0x
2019E EBITDAX (Anadarko Management Forecast)	5.9x	7.9x
2020E EBITDAX (Anadarko Management Forecast)	5.3x	7.0x

Based on the foregoing, Goldman Sachs also calculated the following multiples:

•	Each of the Occidental Undisturbed Closing Price and the Occidental Pre-Announcement Closing Price as a multiple of estimated CFPS of Occidental on a stand-alone basis for calendar years 2019 and 2020, as reflected in (i) the IBES Estimates for Occidental and (ii) the adjusted Occidental standalone forecast.

The results of these calculations are as follows:

Occidental Price / CFPS
Metric	Occidental Undisturbed Closing Price	Occidental Pre-Announcement Closing Price
2019E CFPS (IBES Estimates)	6.4x	5.8x
2020E CFPS (IBES Estimates)	6.5x	5.8x
2019E CFPS (Adjusted Occidental Standalone Forecast)	7.6x	6.8x
2020E CFPS (Adjusted Occidental Standalone Forecast)	7.3x	6.5x
•	Each of the Anadarko Undisturbed Closing Price and the Implied Merger Consideration Value as a multiple of estimated CFPS of Anadarko for calendar years 2019 and 2020, as reflected in (i) the IBES Estimates for Anadarko and (ii) the Anadarko management forecast.

The results of these calculations are as follows:

Anadarko Price / CFPS
Metric	Anadarko Undisturbed Closing Price	Implied Merger Consideration Value
2019E CFPS (IBES Estimates)	3.5x	5.8x
2020E CFPS (IBES Estimates)	3.4x	5.6x
2019E CFPS (Anadarko Management Forecast)	4.2x	6.9x
2020E CFPS (Anadarko Management Forecast)	3.4x	5.5x

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of Anadarko to derive a range of illustrative present values per share of Anadarko common stock, as of March 31, 2019.

Using mid-year convention and discount rates ranging from 8.5% to 9.5%, reflecting estimates of Anadarko’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2019 (i) estimates of the unlevered free cash flows to be generated by Anadarko for the period from April 1, 2019 to December 31, 2025, as reflected in the Anadarko management forecast, and (ii) a range of illustrative terminal values for Anadarko as of December 31, 2025, calculated by applying terminal year multiples of enterprise value to LTM EBITDAX ranging from 5.0x to 6.5x to estimated EBITDAX of Anadarko for 2025, as reflected in the Anadarko management forecast (which analysis implied perpetuity growth rates ranging from negative 0.6% to positive 2.3%). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal year multiples of enterprise value to EBITDAX was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Anadarko management forecast and the Anadarko Undisturbed Closing Price 2019E EBITDAX multiples as calculated by Goldman Sachs and as set forth above under “—Implied Premia and Multiple Analysis”.

Goldman Sachs derived a range of illustrative enterprise values for Anadarko by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived (i) the net debt of Anadarko (including pension shortfall and post-retirement and asset retirement obligations) as of March 31, 2019, as reflected in Anadarko’s consolidated balance sheet as of that date, both with and without giving effect to the impact of the $1 billion termination fee paid by Anadarko in connection with the termination of its prior merger agreement with Chevron (the “Chevron termination fee”), and (ii) the midpoint valuation of the non-controlling interests in Western Midstream Partners, L.P. Goldman Sachs valued the non-controlling interests in Western Midstream Partners, L.P. using the Anadarko management forecast and information provided by Anadarko management by performing a dividend discount analysis using discount rates ranging from 8.0% to 9.5%, reflecting estimates of Western Midstream Partners, L.P.’s cost of equity, to discount to present value, as of March 31, 2019 (i) the estimated distributions to Western Midstream Partners, L.P.’s unitholders for the period from April 1, 2019 to December 31, 2025, reflected in the Anadarko management forecast, and (ii) a range of illustrative terminal values for Western Midstream Partners, L.P. as of December 31, 2025, calculated by applying LTM dividend yields ranging from 7.0% to 9.0% to the estimated distributions to Western Midstream Partners, L.P.’s unitholders in 2025, as reflected in the Anadarko management forecast, which analysis resulted in a range of illustrative equity values of Western Midstream Partners, L.P. of $16.9 billion to $21.4 billion. Goldman Sachs derived the discount rates referenced above by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of LTM dividend yields was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account Western Midstream Partners, L.P.’s historical LTM dividend yields over the five-year period ending May 8, 2019.

Goldman Sachs then divided the range of illustrative equity values it derived for Anadarko as described above by the fully diluted shares of Anadarko common stock outstanding as of May 2, 2019, calculated based on equity information for Anadarko as provided by Anadarko management, to derive a range of illustrative present values per share of Anadarko common stock of $41.92 to $69.48 (calculated without reflecting the impact of the Chevron termination fee) and $39.93 to $67.50 (calculated reflecting the impact of the Chevron termination fee).

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of Anadarko common stock as of March 31, 2019 based on theoretical future prices calculated by Goldman Sachs for the shares of Anadarko common stock (the “Illustrative Present Value of Future Stock Price Analysis”).

Goldman Sachs derived a range of theoretical future values per share for the shares of Anadarko common stock as of December 31, 2019, 2020, 2021, 2022, 2023 and 2024 by applying illustrative one-year forward price to CFPS multiples of 3.5x to 5.5x to estimates of the CFPS of Anadarko for 2020, 2021, 2022, 2023, 2024 and 2025, respectively, as reflected in the Anadarko management forecast. By applying a discount rate of 10.8%, reflecting an estimate of Anadarko’s cost of equity, and, for the dividends only, using a mid-year convention, Goldman Sachs discounted to present value as of March 31, 2019 both the theoretical future values per share it derived for Anadarko and the estimated dividends to be paid per share of Anadarko common stock through the end of the applicable year as reflected in the Anadarko management forecast, to yield illustrative present values per share of Anadarko common stock ranging from $44.63 to $71.92 (calculated without reflecting the impact of the Chevron termination fee) and $42.65 to $69.94 (calculated reflecting the impact of the Chevron termination fee).

The illustrative one-year forward price to CFPS multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account historical CFPS multiples for Anadarko and the 2019E CFPS multiples for Anadarko based on the Anadarko Undisturbed Closing Price as calculated by Goldman Sachs and as set forth above under “—Implied Premia and Multiple Analysis”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

Premia Paid Analysis

Goldman Sachs analyzed the premia paid in certain acquisition transactions listed below announced since August 1998 with a transaction enterprise value of $3 billion or greater involving publicly traded target companies in the oil and gas exploration and production industry. With respect to each of these transactions, Goldman Sachs calculated the implied premium of the price paid in the transactions relative to the last undisturbed closing share price of the target company. The following table presents the results of this analysis:

Announcement Date	Target	Acquirer	Premium to 1-Day Prior to Announcement
All-Stock Consideration Transactions:
5/11/15	Rosetta Resources Inc.	Noble Energy, Inc.	37.7%
3/28/18	RSP Permian, Inc.	Concho Resources Inc.	29.1%
4/1/99	Atlantic Richfield Company	BP Amoco Company	26.0%
12/14/09	XTO Energy Inc.	ExxonMobil Corporation	24.6%
8/11/98	Amoco Corporation	British Petroleum Company p.l.c.	22.7%
2/21/13	Berry Petroleum Company	Linn Energy, LLC	19.8%
8/14/18	Energen Corporation	Diamondback Energy, Inc.	19.0%
5/16/16	Memorial Resource Development Corp.	Range Resources Corporation	17.1%
12/1/98	Mobil Corporation	Exxon Corporation	15.1%
Mixed Consideration Transactions:
4/4/05	Unocal Corporation	Chevron Corporation	50.7%
4/15/10	Mariner Energy, Inc.	Apache Corporation	44.9%
12/5/12	Plains Exploration & Production Company	Freeport-McMoRan Copper & Gold Inc.	38.7%
6/19/17	Rice Energy Inc.	EQT Corporation	37.3%
11/9/10	Atlas Energy, Inc.	Chevron Corporation	36.6%
11/1/09	Encore Acquisition Company	Denbury Resources Inc.	34.9%
1/16/17	Clayton Williams Energy, Inc.	Noble Energy, Inc.	33.7%

Although none of the selected transactions is directly comparable to the transaction contemplated by the merger agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of Anadarko’s results and product candidate profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the merger agreement.

Based on its review of the foregoing data and its professional judgment and experience, Goldman Sachs applied a range of illustrative premia of 15.1% to 50.7% to the Anadarko Undisturbed Closing Price of $46.80. This analysis resulted in a range of implied values per share of Anadarko common stock of $53.88 to $70.52 (calculated without reflecting the impact of the Chevron termination fee) and $51.90 to $68.54 (calculated reflecting the impact of the Chevron termination fee).

Illustrative Present Value of Future Stock Price – Occidental Pro Forma

Goldman Sachs performed an illustrative Present Value of Future Stock Price analysis by comparing (i) a range of illustrative present values of 0.2934 of a share of Occidental common stock on a pro forma basis giving effect to the merger, as of March 31, 2019, based on theoretical future prices calculated by Goldman Sachs for 0.2934 of a share of Occidental common stock as of December 31, 2019, 2020 and 2021 plus, in each case, the $59.00 per share of Anadarko common stock to be received for each share of Anadarko common stock in the proposed merger, to (ii) a range of illustrative present values per share of Anadarko common stock derived by performing the Illustrative Present Value of Future Stock Price Analysis for Anadarko on a standalone basis calculated as described above based on theoretical future prices for a share of Anadarko common stock as of December 31, 2019, 2020 and 2021 (without reflecting the impact of the Chevron termination fee).

Goldman Sachs derived a range of theoretical future values per share for the shares of Occidental common stock on a pro forma basis giving effect to the merger, as of December 31 of each of 2019, 2020 and 2021 by applying illustrative one-year forward price to CFPS multiples of 3.5x to 5.5x to estimates of the CFPS of Occidental on a pro forma basis for each of 2020, 2021 and 2022, the years for which estimates of the CFPS of Occidental on a pro forma basis were reflected in the adjusted Occidental pro forma forecast. By applying a discount rate of 9.0%, reflecting an estimate of Occidental’s cost of equity on a pro forma basis, Goldman Sachs discounted to present value as of March 31, 2019 both the theoretical future values per share it derived for Occidental on a pro forma basis and the estimated dividends to be paid per share of Occidental common stock on a pro forma basis through the end of the applicable year as reflected in the adjusted Occidental pro forma forecast, to yield illustrative present values per share of Occidental common stock on a pro forma basis. Goldman Sachs then multiplied this range by the exchange ratio of 0.2934 pursuant to the merger agreement and added to the results the cash consideration of $59.00 per share pursuant to the merger agreement to yield illustrative present values ranging from $73.02 to $80.36 for the 0.2934 of a share of Occidental common stock and the $59.00 in cash to be received for each share of Anadarko common stock in the merger. Goldman Sachs compared the resulting range of illustrative present values with the range of illustrative present values per share of Anadarko common stock on a standalone basis of $44.83 to $71.92 derived by performing the Illustrative Present Value of Future Stock Price Analysis for Anadarko on a standalone basis described above based on theoretical future prices for a share of Anadarko common stock as of December 31, 2019, 2020 and 2021 using estimates of the CFPS of Anadarko for years 2020, 2021 and 2022 (calculated without reflecting the impact of the Chevron termination fee).

The illustrative one-year forward price to CFPS multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account the CFPS multiples calculated by Goldman Sachs as set forth above under “—Implied Premia and Multiple Analysis”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Anadarko or the merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Anadarko Board as to the fairness from a financial point of view to the holders (other than Occidental, Berkshire Hathaway and their respective affiliates) of shares of Anadarko common stock, as of the date of its written opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Anadarko, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Anadarko and Occidental and was approved by the Anadarko Board. Goldman Sachs provided advice to Anadarko during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to Anadarko or the Anadarko Board or that any specific consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Anadarko Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Anadarko Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Anadarko, Occidental, any of their respective affiliates and third parties, including Berkshire Hathaway and its affiliates and portfolio companies, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to Anadarko in connection with, and has participated in certain of the negotiations leading to, the merger. Goldman Sachs expects to receive fees for its services in connection with the merger, the principal portion of which is contingent upon completion of the merger, and Anadarko has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Anadarko and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-financial advisor in connection with a restructuring transaction involving Western Gas Equity Partners, LP (now known as Western Midstream Partners, LP) and Western Gas Partners LP (now known as Western Midstream Operating, LP), subsidiaries of Anadarko, in February 2019. During the two-year period ended May 9, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Anadarko and/or its affiliates of approximately $500,000. During the two-year period ended May 9, 2019, Goldman Sachs has not recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Occidental and/or its affiliates. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Berkshire Hathaway and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-financial advisor in connection with a sale of USG Corporation, a subsidiary of Berkshire Hathaway, in April 2019; as joint bookrunner with respect to the offering of Berkshire Hathaway’s 4.250% Guaranteed Global Notes due 2049 (aggregate principal amount $750,000,000) in March 2019; as joint bookrunner with respect to the offering of Berkshire Hathaway’s 4.250% Guaranteed Global Notes due 2049 (aggregate principal amount $1,250,000,000) in January 2019; as joint bookrunner with respect to the offering of Berkshire Hathaway’s 4.200% Guaranteed Global Notes due 2048 (aggregate principal amount $2,350,000,000) in August 2018; as joint bookrunner with respect to the offering of Burlington Northern Santa Fe Corporation, a subsidiary of Berkshire Hathaway, 4.150% Debentures due 2048 (aggregate principal amount $750,000,000) in July 2018; as joint bookrunner with respect to the offering of The Kraft Heinz Company, a subsidiary of Berkshire Hathaway, 4.625% Guaranteed Global Notes due 2029, 4.0% Guaranteed Global Notes due 2023, 3.375% Guaranteed Global Notes due 2021 and 4.050% Debentures due 2048 (aggregate principal amount $3,000,000,000) in June 2018; as joint bookrunner with respect to the offering of Burlington Northern Santa Fe Corporation’s 4.050% Debentures due 2048 (aggregate principal amount $750,000,000) in February 2018; and as joint bookrunner with respect to the offering of The Kraft Heinz Company’s Guaranteed Senior Notes due 2022, 2021 and 2019 (aggregate principal amount $1,500,000,000) in June 2018. During the two-year period ended May 9, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Berkshire Hathaway and/or its affiliates of approximately $45 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Anadarko, Occidental, Berkshire Hathaway and their respective affiliates and, as applicable, portfolio companies, for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Berkshire Hathaway and its affiliates from time to time and may do so in the future.

The Anadarko Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to an engagement letter dated February 17, 2019, Anadarko engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between Anadarko and Goldman Sachs provides for a fee estimated, based on the information available as of the date of announcement, at approximately $53 million, $2.5 million of which was payable to Goldman Sachs upon announcement of the merger and the remainder of which is contingent upon completion of the merger. In addition, Anadarko agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Prospective Information

Summary Unaudited Prospective Financial Information Prepared by Anadarko

Anadarko Unaudited Prospective Financial Information

Anadarko does not, as a matter of course, publicly disclose long-term consolidated forecasts as to future performance, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. In connection with the Anadarko Board’s consideration of the transaction, Anadarko’s management prepared certain unaudited financial projections regarding Anadarko’s future performance for the years 2019 through 2025 on a standalone basis without giving effect to the merger (the “Anadarko management forecast”), and provided the Anadarko management forecast to Occidental and the Anadarko Board and to Anadarko’s financial advisors for their use in connection with their respective financial analyses (see the sections described above in this proxy statement/prospectus entitled “The Merger—Opinions of Anadarko’s Financial Advisors” beginning on page 58 of this proxy statement/prospectus). The unaudited financial projections were based upon the internal financial model that Anadarko has historically used in connection with strategic planning.

The summaries of these projections are being included in this proxy statement/prospectus to give Anadarko’s stockholders access to non-public information that was provided to Anadarko’s financial advisors in the course of evaluating the proposed merger, and are not intended to influence your decision whether to vote in favor of the merger proposal or any other proposal at the special meeting. The inclusion of this information should not be regarded as an indication that any of Anadarko or its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Anadarko, including, among others, Anadarko’s assumptions about energy markets, production and sales volume levels, levels of oil, natural-gas and NGL reserves, operating results, competitive conditions, technology, availability of capital resources, levels of capital expenditures, and other contractual obligations, supply and demand for, the price of, and the commercialization and transporting of oil, natural gas, NGLs and other products or services and other matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Where You Can Find More Information”, and “Risk Factors”, beginning on pages 29, 167 and 32, respectively. The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Anadarko can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes more speculative with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither Anadarko’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Anadarko contained in its Annual Report on Form 10-K for the year ended December 31, 2018, and in the Current Report on Form 8-K filed by Anadarko on May 15, 2019, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Anadarko, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Anadarko can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Anadarko does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Anadarko of the merger, the effect on Anadarko of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Anadarko of any possible failure of the merger to occur. None of Anadarko or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Anadarko stockholder or other person regarding Anadarko’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or to the effect that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Anadarko or its advisors or any other person that it is viewed as material information of Anadarko, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Anadarko stockholders are cautioned not to place undue reliance on such information, and Anadarko urges all Anadarko stockholders to review Anadarko’s most recent SEC filings for a description of Anadarko’s reported financial results. See “Where You Can Find More Information” beginning on page 167.

Certain Assumptions

In preparing the prospective financial and operating information for Anadarko described below, the management team of Anadarko used the following commodity price assumptions, which are based on oil and gas strip pricing and Wall Street consensus pricing, each as of February 25, 2019:

	Strip pricing
	2019E	2020E	2021E	2022E	2023E-2025E
Commodity Prices
Brent oil ($/Bbl)	$63.07	$63.31	$61.84	$60.87	$60.61
WTI oil ($/MMBtu)	$55.00	$56.77	$55.22	$54.15	$53.72
Henry Hub gas ($/MMBtu)	$2.80	$2.75	$2.63	$2.63	$2.69
	Wall Street consensus pricing
	2019E	2020E	2021E	2022E	2023E-2025E
Commodity Prices
Brent oil ($/Bbl)	$66.34	$70.00	$69.59	$68.57	$68.57
WTI oil ($/MMBtu)	$59.30	$63.00	$64.80	$64.50	$64.50
Henry Hub gas ($/MMBtu)	$3.13	$3.03	$3.00	$3.00	$3.00

In addition to the assumptions with respect to commodity prices, the Anadarko unaudited forecasted financial and operating information is based on various other assumptions, including, but not limited to, the following principal assumptions:

•	DJ Basin capital expenditures declining from $1.3 billion in 2019 to $900 million in 2021, then approximately $1.0 billion per year thereafter ranging from $900 million to $1.3 billion per year;
•	Delaware Basin capital expenditures increasing from $1.4 billion in 2019 to $2.2 billion in 2025;
•	Gulf of Mexico and international capital expenditures remaining relatively consistent across periods;
•	Consistent levels of general and administrative expense; and
•	Retirement of all debt maturing within the periods.

The Anadarko unaudited forecasted financial and operating information also reflects assumptions regarding the continuing nature of ordinary course operations that may be subject to change.

The following table summarizes the Anadarko management forecast as of April 2019 for the fiscal years 2019 through 2025 ($ in millions):

	2019	2020	2021	2022	2023	2024	2025
Strip pricing case
Total Net Production (Mboe/d)	728	774	834	912	973	1,086	1,198
Consolidated EBITDAX(1)	$7,691	$8,641	$9,023	$9,945	$10,538	$11,687	$12,874
Consolidated Capital Expenditures(2)	$6,042	$5,781	$6,048	$6,366	$5,806	$5,371	$5,260
Unlevered Free Cash Flow(3)	$49	$1,951	$1,965	$2,492	$3,646	$5,076	$6,227
Wall Street consensus pricing case
Total Net Production (Mboe/d)	728	774	834	912	973	1,086	1,198
Consolidated EBITDAX(1)	$8,519	$9,785	$10,813	$12,068	$12,890	$14,292	$15,690
Consolidated Capital Expenditures(2)	$6,042	$5,781	$6,048	$6,366	$5,806	$5,371	$5,260
(1)	Consolidated EBITDAX is defined as net income (loss) before income taxes; interest expense; depreciation, depletion and amortization; exploration expense; gains (losses) on divestitures, net; impairments; total (gains) losses on derivatives, net, less net cash from settlement of commodity derivatives; and certain items not related to Anadarko’s normal operations. Consolidated EBITDAX is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Consolidated EBITDAX differs from Adjusted EBITDAX historically reported by Anadarko due to its exclusion of amounts of net income attributable to noncontrolling interests.
(2)	Consolidated capital expenditures includes the following assumed capital expenditures of Western Midstream Partners, LP: 2019 - $1,157; 2020 - $984; 2021 - $839; 2022 - $1,037; 2023 - $752; 2024 - $625; 2025 - $641.

(3)	Unlevered Free Cash Flow is defined as net income (loss) before interest and taxes, less unlevered taxes, plus depreciation and amortization, plus (less) changes in working capital, less capital expenditures (and other investing cash flows excluding capitalized interest expense), plus non-cash exploration expense, plus other non-cash items. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Unlevered Free Cash Flow differs from the definition of Adjusted Free Cash Flow historically provided by Anadarko due to its exclusion of interest expenses and associated tax shield when including impact of tax expenses.

Anadarko does not intend to update or otherwise revise the above unaudited financial and operating forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial and operating forecasts are no longer appropriate, except as may be required by applicable law.

Summary Unaudited Prospective Financial Information Relating to Occidental

In connection with their respective financial analyses, Anadarko’s financial advisors reviewed certain non-public projected financial and operating data relating to Occidental on a stand-alone basis prepared and furnished to Anadarko’s financial advisors by the management of Occidental, as adjusted by Anadarko’s management and approved by Anadarko for use by Anadarko’s financial advisors (the “adjusted Occidental standalone forecast”). For more information on the respective analyses of Anadarko’s financial advisors, see “—Opinions of Anadarko’s Financial Advisors” beginning on page 58.

The following table summarizes the adjusted Occidental standalone forecast ($ in millions):

	2019E	2020E	2021E	2022E
Total Net Production (Mboe/d)	735	788	863	968
Consolidated EBITDAX(1)	$6,976	$7,602	$8,065	$8,957
Consolidated Capital Expenditures	$4,500	$4,830	$5,190	$5,410
Free Cash Flow Pre-Dividends(2)	$2,196	$2,158	$2,166	$2,824
(1)	Consolidated EBITDAX is defined as earnings before interest, tax, depreciation, amortization and exploration expense. Consolidated EBITDAX is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.
(2)	Free Cash Flow Pre-Dividends is defined as cash flow from operations less consolidated capital expenditures. Free Cash Flow Pre-Dividends is a non-GAAP financial measure as it excludes amounts included in cash flow from operations, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations or other measures derived in accordance with GAAP.

In connection with its financial analyses, Goldman Sachs reviewed certain internal financial analyses and forecasts for Occidental on a pro forma basis giving effect to the merger prepared and furnished to Goldman Sachs by the management of Occidental, as adjusted by Anadarko’s management and approved by Anadarko for use by Goldman Sachs (the “adjusted Occidental pro forma forecast”). For more information on Goldman Sachs’ analyses, see “—Opinions of Anadarko’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” beginning on page 66.

The following table summarizes the adjusted Occidental pro forma forecast ($ in millions):

	2020E	2021E	2022E
Total Net Production (Mboe/d)	1,475	1,494	1,580
Consolidated EBITDAX(1)	$15,397	$15,185	$15,812
Consolidated Capital Expenditures	$8,070	$7,390	$7,500
Free Cash Flow Post-Dividends(2)	$1,200	$2,059	$2,473
(1)	Consolidated EBITDAX is defined as earnings before interest, tax, depreciation, amortization and exploration expense. Consolidated EBITDAX is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.
(2)	Free Cash Flow Post-Dividends is defined as cash flow from operations less consolidated capital expenditures and dividends. Free Cash Flow Post-Dividends is a non-GAAP financial measure as it excludes amounts included in cash flow from operations, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations or other measures derived in accordance with GAAP.

While presented with numeric specificity, the unaudited prospective financial and operating information set forth above reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Occidental, including, among others, Occidental’s assumptions about energy markets, production and sales volume levels, levels of oil, natural-gas and NGL reserves, operating results, competitive conditions, technology, availability of capital resources, levels of capital expenditures, and other contractual obligations, supply and demand for, the price of, and the commercialization and transporting of oil, natural gas, NGLs and other products or services and other matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Where You Can Find More Information”, and “Risk Factors”, beginning on pages 29, 167 and 32, respectively. The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Occidental can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes more speculative with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither Occidental’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Occidental contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Occidental, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Occidental can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Occidental does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Occidental of the merger, the effect on Occidental of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Occidental of any possible failure of the merger to occur. None of Occidental or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Anadarko stockholder or other person regarding Occidental’s or the combined company’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or to the effect that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Occidental or its advisors or any other person that it is viewed as material information of Occidental, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Anadarko stockholders are cautioned not to place undue reliance on such information, and all Anadarko stockholders should review Occidental’s most recent SEC filings for a description of Occidental and Occidental’s reported financial results. See “Where You Can Find More Information” beginning on page 167.

Occidental and Anadarko do not intend to update or otherwise revise the above unaudited financial and operating forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial and operating forecasts are no longer appropriate, except as may be required by applicable law.

Interests of Directors and Executive Officers of Anadarko in the Merger

In considering the recommendation of the Anadarko Board that Anadarko stockholders vote “FOR” the merger proposal and the merger-related compensation proposal, Anadarko stockholders should be aware that Anadarko’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Anadarko stockholders generally. The Anadarko Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the applicable merger-related proposals.

The following discussion sets forth certain of these interests in the merger of each person who has served as a non-executive director or executive officer of Anadarko since January 1, 2018.

Accelerated Vesting of Certain Awards

The amounts described in the equity award tables below have been calculated assuming that (a) the closing price of a share of Anadarko common stock on the completion of the merger is $72.88, which is equal to the average closing price of a share of Anadarko common stock over the first five business days following the first public announcement of the merger (such assumed value, the “Estimated Closing Date Value”), (b) the closing date of the merger is September 30, 2019, and (c) all executive officers experience a qualifying termination of employment as of the closing date of the merger.

Anadarko Stock Options

As described below under “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards—Anadarko Stock Options”, each in-the-money Anadarko stock option will be cashed out based on the cash value of the merger consideration (equal to the per share cash consideration plus the exchange ratio times the closing share price of Occidental common stock on the last trading day prior to closing), less the applicable option exercise price, and each out-of-the-money Anadarko stock option will be cancelled for no consideration.

The following table provides information for each of the executive officers of Anadarko regarding the aggregate number of shares of Anadarko common stock underlying outstanding Anadarko stock options as of the assumed closing date of the merger of September 30, 2019 and the estimated value of such stock options, including the value of the accelerated vesting of the unvested portion of such stock options. However, the actual value of the Anadarko stock options cannot be determined with any certainty until the closing date of the merger. Anadarko estimates that the value that would become payable on the closing date of the merger to Anadarko’s executive officer who is not a named executive officer would be $605,017 in respect of vested Anadarko stock options and $1,373,658 in respect of unvested Anadarko stock options. None of Anadarko’s non-executive directors currently holds Anadarko stock options or is expected to hold any Anadarko stock options as of the assumed closing date of the merger.

Name	Shares Covered by Vested Anadarko Stock Options	Estimated Value of Vested Anadarko Stock Options($)(1)	Shares Covered by Unvested Anadarko Stock Options	Estimated Value of Unvested Anadarko Stock Options($)(1)
Al Walker	743,427	$3,505,280	341,203	$6,557,865
Robert G. Gwin(2)	169,813	$1,085,373	149,752	$2,865,523
Benjamin M. Fink	90,690	$813,163	100,379	$1,968,827

Name	Shares Covered by Vested Anadarko Stock Options	Estimated Value of Vested Anadarko Stock Options($)(1)	Shares Covered by Unvested Anadarko Stock Options	Estimated Value of Unvested Anadarko Stock Options($)(1)
Daniel E. Brown	128,494	$1,034,062	140,274	$2,721,700
Mitchell W. Ingram	61,270	$1,016,559	145,322	$2,777,278
Amanda McMillian	76,231	$606,424	88,023	$1,695,481
Robert K. Reeves(3)	228,231	$1,122,062	109,034	$2,114,460
Ernest A. Leyendecker(4)	103,779	$1,126,098	—	—
(1)	The estimated value of the Anadarko stock options is equal to the product of (i) the difference between (A) the Estimated Closing Date Value of $72.88, minus (B) the applicable per share exercise price of each such stock option, and (ii) the number of shares underlying each such stock option.
(2)	Mr. Gwin transferred the economic interest in certain Anadarko stock options pursuant to a domestic relations order. The Anadarko stock options reported reflect only the awards for which Mr. Gwin retained beneficial ownership.
(3)	Mr. Reeves retired effective as of December 31, 2018. The Anadarko stock options that were held by Mr. Reeves at his retirement will be cashed out or cancelled, as applicable, on the same terms as other outstanding Anadarko stock options.
(4)	Mr. Leyendecker’s employment with Anadarko ended effective as of June 1, 2018. The Anadarko stock options that were held by Mr. Leyendecker at his termination of employment will be cashed out or cancelled, as applicable, on the same terms as other outstanding Anadarko stock options.

Anadarko RSU Awards

As described below under “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards—Anadarko RSU Awards”, each Anadarko RSU award covering shares of Anadarko common stock will be converted into an Occidental restricted stock/cash unit award covering cash and shares of Occidental common stock equal to: (1) for the cash portion of such award, the number of shares of Anadarko common stock covered by the award immediately prior to the effective time of the merger multiplied by the per share cash consideration, and (2) for the share portion of such award, the number of shares of Anadarko common stock covered by the award immediately prior to the effective time of the merger multiplied by the exchange ratio. Any unvested Anadarko RSU awards held by Anadarko’s executive officers (other than Mr. Reeves) will become fully vested upon a qualifying termination of employment, in accordance with their terms.

The following table provides information for each of the executive officers of Anadarko regarding the number of shares of Anadarko common stock covered by unvested Anadarko RSU awards held as of the assumed closing date of the merger of September 30, 2019 and the estimated value of such Anadarko RSU awards. However, the actual value of the outstanding Anadarko RSU awards cannot be determined with any certainty until the actual vesting event occurs. Anadarko estimates that the value that would become payable on the closing date of the merger to Anadarko’s executive officer who is not a named executive officer would be $2,372,244 in respect of outstanding Anadarko RSU awards, including dividend equivalent units accrued with respect to such Anadarko RSU awards. None of Anadarko’s non-executive directors currently holds Anadarko RSU awards or is expected to hold any Anadarko RSU awards as of the assumed closing date of the merger.

Name	Number of Outstanding Anadarko RSU Awards (1)	Estimated Value of Outstanding Anadarko RSU Awards (1)(2)
Al Walker	106,031	$7,727,539
Robert G. Gwin(3)	46,280	$3,372,886
Benjamin M. Fink	42,993	$3,133,330
Daniel E. Brown	58,752	$4,281,846
Mitchell W. Ingram	45,030	$3,281,786
Amanda McMillian	40,129	$2,924,602
Robert K. Reeves(4)	31,996	$2,331,868
Ernest A. Leyendecker	—	—
(1)	The number of outstanding Anadarko RSU awards and the estimated value of the acceleration of the Anadarko RSU awards account for all dividends issued with respect to shares of Anadarko common stock prior to the date hereof.

(2)	The estimated value of the acceleration of the Anadarko RSU awards is equal to the product of (i) the number of outstanding Anadarko RSU awards for each executive officer, including dividend equivalent units accrued with respect to such Anadarko RSU awards, and (ii) the Estimated Closing Date Value.
(3)	Mr. Gwin transferred the economic interest in certain Anadarko RSU awards pursuant to a domestic relations order. The Anadarko RSU awards reported reflect only the awards for which Mr. Gwin retained beneficial ownership.
(4)	Mr. Reeves retired effective as of December 31, 2018. The Anadarko RSU awards that were held by Mr. Reeves at his retirement will continue to vest pursuant to their terms following the merger.

Anadarko PU Awards

As described below under “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards—Anadarko PU Awards”, each outstanding Anadarko PU award will be converted into the right to receive an amount in cash equal to the product of (x) 200% of the target number of shares of Anadarko common stock subject to such Anadarko PU award and (y) $76.

The following table provides information for each of the executive officers of Anadarko regarding the number of outstanding Anadarko PU awards held as of the assumed closing date of the merger of September 30, 2019 and the estimated value such Anadarko PU awards. Anadarko estimates that the value that would become payable on the closing date of the merger to Anadarko’s executive officer who is not a named executive officer would be $4,795,448 in respect of outstanding Anadarko PU awards. None of Anadarko’s non-executive directors currently holds Anadarko PU awards or is expected to hold any Anadarko PU award as of the assumed closing date of the merger.

Name	Number of Target Anadarko PU Awards	Performance Factor	Value of Anadarko PU Awards
Al Walker	270,193	200%	$41,069,336
Robert G. Gwin(1)	112,924	200%	$17,164,448
Benjamin M. Fink	55,251	200%	$8,398,152
Daniel E. Brown	94,064	200%	$14,297,728
Mitchell W. Ingram	112,730	200%	$17,134,960
Amanda McMillian	49,023	200%	$7,451,496
Robert K. Reeves(2)	83,270	200%	$12,657,040
Ernest A. Leyendecker(3)	40,821	200%	$6,204,792
(1)	Mr. Gwin transferred the economic interest in certain Anadarko PU awards pursuant to a domestic relations order. The Anadarko PU awards reported reflect only the awards for which Mr. Gwin retained beneficial ownership.
(2)	Mr. Reeves retired effective as of December 31, 2018. The Anadarko PU awards that were held by Mr. Reeves at his retirement will be converted as described above, but will be paid pursuant to their terms.
(3)	Mr. Leyendecker’s employment with Anadarko ended effective as of June 1, 2018. The Anadarko PU awards that were held by Mr. Leyendecker at his retirement will be converted as described above, but will be paid pursuant to their terms.

Anadarko Deferred Share Awards

As described below under “The Merger—Treatment of Anadarko Stock Options and Other Stock-Based Awards—Anadarko Deferred Share Awards,” each Anadarko deferred share award that is outstanding immediately prior to the effective time of the merger shall, by virtue of the merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the merger consideration in respect of each share of Anadarko common stock subject to such award immediately prior to the effective time of the merger.

The following table provides information for each of the non-employee members of the Anadarko Board as of the assumed closing date of the merger of September 30, 2019 regarding (i) the aggregate number of shares of Anadarko common stock underlying outstanding Anadarko deferred share awards and (ii) the estimated value of such Anadarko deferred share awards at the effective time of the merger. However, the actual value of the Anadarko deferred share awards cannot be determined with any certainty until the closing of the merger. None of Anadarko’s executive officers currently holds Anadarko deferred share awards or is expected to hold any Anadarko deferred share awards as of the assumed closing date of the merger.

Name	Number of Shares Underlying Outstanding Anadarko Deferred Share Awards	Estimated Value of Outstanding Anadarko Deferred Share Awards(1)
Anthony R. Chase	25,195	$1,836,212
David E. Constable	17,741	$1,292,964
H. Paulett Eberhart	57,377	$4,181,636
Claire S. Farley	14,149	$1,031,179
Peter J. Fluor	56,016	$4,082,446
Joseph W. Gorder	33,405	$2,434,556
John R. Gordon	63,150	$4,602,372
Sean Gourley	21,824	$1,590,533
Michael K. Grimm	6,301	$459,217
Mark C. McKinley	24,649	$1,796,419
Eric D. Mullins	31,694	$2,309,859
Alexandra Pruner	7,408	$539,895
(1)	The estimated value of the Anadarko deferred share awards is equal to the product of (i) the number of outstanding Anadarko deferred share awards for each non-executive director and (ii) the Estimated Closing Date Value.

Potential Severance Payments in Connection with the Merger

The arrangements described below reflect the following actions approved by the Compensation and Benefits Committee of the Anadarko Board on April 11, 2019:

•	amendments to the Walker Severance Agreement (defined below) and the Key Employee Change of Control Contracts (defined below) to provide that (1) the bonus for the year of termination under such agreement will be calculated on an annualized basis and (2) the bonus component of the severance calculation and the bonus for the year of termination will be determined using the higher of (a) the bonus performance percentage for the fiscal year in which an executive’s termination of employment occurs and (b) the bonus performance percentage for the most recently completed year prior to the employment termination date; and
•	an amendment to the Walker Severance Agreement to eliminate the provision that reduces severance based on the number of years remaining until Mr. Walker reaches age 65.

Walker Severance Agreement

Mr. Walker is party to a severance agreement with the Company (the “Walker Severance Agreement”). The Walker Severance Agreement provides for the following severance benefits in connection with Mr. Walker’s termination of employment without Cause or for Good Reason (each, as defined below) in connection with or within three years following a change of control: (i) an annualized bonus (the “CIC Bonus”), based on the higher of actual performance for the year of termination (as determined by the Anadarko Board) or performance for the year prior to the year of termination (the “Higher Annual Bonus”); (ii) 2.5 times the sum of his annual base salary and the Higher Annual Bonus; (iii) three additional years (or if earlier, the period through the first day of the month next following the date that Mr. Walker reaches age 65) of matching contributions into the Anadarko Savings Restoration Plan; (iv) three additional years (or if earlier, the period through the first day of the month next following the date that Mr. Walker reaches age 65) of age and service credits under Anadarko’s retirement and retirement restoration plans; (v) continuation of medical, dental and life insurance benefits for up to three years; and (vi) outplacement services up to a maximum of $30,000.

The merger will constitute a “change of control” for purposes of the Walker Severance Agreement. Payments due to Mr. Walker pursuant to the terms of the Walker Severance Agreement are subject to Mr. Walker entering into a release agreement substantially in the form attached to the Walker Severance Agreement. Mr. Walker is also subject to a one-year restriction on soliciting employees and a confidentiality covenant.

Key Employee Change of Control Contracts

Anadarko has entered into key employee change of control contracts with each of its executive officers other than Mr. Walker (the “Key Employee Contracts”). The Key Employee Contracts for Anadarko’s executive officers, other than Mr. Gwin, provide for certain payments and benefits in the event of the executive’s termination of employment without Cause or for Good Reason (each, defined below) in connection with or within three years (two years in the case of Anadarko’s executive officer who is not an NEO (defined below)) following a change of control. In general, these benefits include (i) an annualized bonus (the “CIC Bonus”), based on the Higher Annual Bonus; (ii) 2.5 (2.0 in the case of Anadarko’s non-NEO executive officer) times the sum of the applicable officer’s annual base salary and the applicable officer’s Higher Annual Bonus; (iii) three (two in the case of Anadarko’s non-NEO executive officer) additional years of matching contributions into the Anadarko Savings Restoration Plan; (iv) three (two in the case of Anadarko’s non-NEO executive officer) additional years of age and service credits under Anadarko’s retirement and retirement restoration plans; (v) continuation of medical, dental and life insurance benefits for up to three (two in the case of Anadarko’s non-NEO executive officer) years; and (vi) outplacement services up to a maximum of $30,000.

The Key Employee Contract applicable to Mr. Gwin is generally the same as the agreement applicable to other Anadarko named executive officers (as noted above) with the following exceptions: (i) severance is calculated as 2.9 times the sum of Mr. Gwin’s annual base salary and the Higher Annual Bonus; (ii) continuing financial counseling is provided for a period of three years; and (iii) Mr. Gwin is entitled to a make-whole payment for any negative economic impact resulting from the application of Section 4999 of the Code.

“Cause” is generally defined as the following: (i) the willful and continued failure of the executive officer to perform substantially the executive officer’s duties with the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness) or material breach of any material provision in an employment agreement (if applicable), after written demand for substantial performance is delivered to the executive officer by the Board or the CEO of the Company which specifically identifies the manner in which the Board or CEO believes that the executive officer has not substantially performed the executive officer’s duties; or (ii) the willful engaging by the executive officer in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

“Good Reason” is generally defined as any one of the following occurrences within three years of a Change of Control (or two years in the case of Anadarko’s non-NEO executive officer): (i) diminution in the executive officer’s position, authority, duties or responsibilities that were effective immediately prior to the Change of Control, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the executive officer; (ii) any failure by the Company to provide compensation to the executive officer at levels that were effective immediately prior to the Change of Control, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the executive officer; (iii) any material change in the location, as defined in the applicable agreement, where the executive officer was employed immediately preceding the Change of Control, or the Company requiring the executive officer to travel on Company business to a substantially greater extent than required immediately prior to the Change of Control; (iv) any termination by the executive officer for any reason during the 30-day period immediately following the first anniversary of a Change of Control (such occurrence is not part of the Good Reason definition under Mr. Walker’s Severance Agreement or under the Key Employee Contract with Messrs. Fink, Ingram and Brown, Ms. McMillian and Anadarko’s non-NEO executive officer); (v) any purported termination by the Company of the executive officer’s employment otherwise than as expressly permitted in their Change of Control, Employment or Severance Agreement; or (vi) any failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to assume the terms provided in the executive officer’s Change-of-Control or Employment or Severance Agreement.

The merger will constitute a “change of control” under the Key Employee Contracts. Each Key Employee Contract contains a confidentiality covenant. For the quantification of the value of the severance payments and benefits described above that would be payable to Anadarko’s named executive officers upon a qualifying termination in connection with the merger, see the section entitled “Golden Parachute Compensation Table” below. Anadarko estimates that Anadarko’s executive officer who is not a named executive officer would receive payments and benefits equal to approximately $3,988,360 upon a qualifying termination on the closing date of the merger under the applicable Key Employee Contract.

Additional Benefits

On April 11, 2019, the Anadarko Compensation and Benefits Committee approved the following additional benefits, which approval was ratified by the Anadarko Board. The same benefits were re-approved by the Anadarko Compensation and Benefits Committee and re-ratified by the Anadarko Board in the context of the proposed transaction on May 9, 2019:

•	payment, if and as determined by the Compensation and Benefits Committee of the Anadarko Board, to each of Anadarko’s executive officers, of a bonus equal to 200% of the executive’s target bonus for fiscal year 2019 (each, a “2019 Bonus”);
•	a make-whole payment to each of Anadarko’s named executive officers (other than for Mr. Gwin, who is already entitled to such payment under his Key Employee Contract, described above), for any negative economic impact resulting from the application of Section 4999 of the Code in connection with the merger; and
•	payment, immediately prior to the effective time, of a one million dollar transaction bonus to each of Messrs. Fink and Gwin and Ms. McMillian, in recognition of the extraordinary efforts required to negotiate and complete the merger.

Anadarko estimates that Anadarko’s executive officer who is not a named executive officer would receive a 2019 Bonus equal to approximately $824,000 upon a qualifying termination on the closing date of the merger.

Executive officers who are not named executive officers may be eligible for a retention award in connection with the merger, not to exceed the amount of such officer’s base salary plus target bonus (unless mutually agreed between Anadarko’s and Occidental’s chief executive officers) which may be payable on the closing date of the merger or later. No retention award has been granted to any Anadarko executive officer who is not a named executive officer as of the date of this filing.

Share Ownership

As described below under “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Anadarko” and “The Merger—Merger Consideration—Conversion of Shares”, non-executive directors and executive officers of Anadarko beneficially own shares of Anadarko common stock, which will be entitled to receive the merger consideration in respect of each share of Anadarko common stock beneficially owned by them.

Indemnification and Insurance

The merger agreement provides that the directors and officers of Anadarko and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the merger.

New Compensation Arrangements with Occidental

Any executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to Occidental or the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Occidental. As of the date of this proxy statement/prospectus, no compensation arrangements between such persons and Occidental and/or its affiliates have been established.

Quantification of Potential Payments

For an estimate of the value of the payments and benefits described above that would be payable to Anadarko’s named executive officers upon a qualifying termination in connection with the merger, see the section entitled “Golden Parachute Compensation Table” below.

Golden Parachute Compensation Table

The following tables set forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers (whom we refer to as NEOs) of Anadarko that is based on or otherwise becomes payable immediately prior to, or upon the effectiveness of, the merger, assuming (i) the closing of the merger occurs on September 30, 2019, (ii) each of the NEOs experiences a qualifying termination as of the closing date of the merger, (iii) the NEOs’ base salary rate and annual target bonus remain unchanged from those that were in effect as of the date of this filing, (iv) Anadarko stock options, Anadarko RSU awards and Anadarko PU awards outstanding as of the date hereof do not otherwise vest prior to the completion of the merger, (v) for purposes of determining the value of Anadarko stock-based awards (other than Anadarko PU awards), the value of a share of Anadarko common stock is equal to the Estimated Closing Date Value, (vi) for purposes of determining the value of Anadarko PU awards, the value of a share of Anadarko common stock is $76, (vii) no NEO receives any additional equity grants prior to completion of the merger and (viii) each NEO has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below.

The payments described in the table below are made pursuant to the arrangements discussed in “—Potential Severance Payments in Connection with the Merger”.

Name	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Tax Reimbursement (5)	Total
Al Walker	$20,800,000	$58,827,224	$690,300	$364,154	$17,415,358	$98,097,036
Robert G. Gwin	$14,680,000	$24,473,800	$3,566,605	$191,824	$12,088,474	$55,000,703
Benjamin M. Fink	$7,906,250	$14,300,208	$800,211	$142,033	$6,238,561	$29,387,263
Daniel E. Brown	$8,370,000	$22,317,189	$3,405,971	$126,549	$9,394,883	$43,614,592
Mitchell W. Ingram	$9,610,000	$24,196,736	$1,062,945	$153,548	$8,902,456	$43,925,685
Amanda M. McMillian	$7,906,250	$12,665,613	$2,917,531	$157,069	$6,947,439	$30,593,902
(1)	Amounts shown reflect (a) cash severance payments under the Walker Severance Agreement and the applicable Key Employee Contracts, (b) a bonus for calendar year 2019, and (c) in the case of Messrs. Fink and Gwin and Ms. McMillian, a one million dollar transaction bonus, each as described in more detail above and as set forth in more detail below. The cash severance payments and the 2019 Bonus included in this column are considered to be “double-trigger” payments, which means that both a change in control, such as the merger, and another event (i.e., a qualifying termination of employment within three years of the change in control or, in case of the 2019 Bonus, continued employment through the end of 2019 for any named executive officer who does not experience an earlier qualifying termination) must occur prior to any payment being provided to the named executive officer. The transaction bonus for Messrs. Fink and Gwin and Ms. McMillian included in this column are considered to be “single-trigger” payments, which means that they become payable upon the occurrence of the merger.
Name	Cash Severance	CIC Bonus	2019 Bonus	Transaction Bonus	Total
Al Walker	$13,000,000	$3,900,000	$3,900,000	—	$20,800,000
Robert G. Gwin	$9,280,000	$2,200,000	$2,200,000	$1,000,000	$14,680,000
Benjamin M. Fink	$4,531,250	$1,187,500	$1,187,500	$1,000,000	$7,906,250
Daniel E. Brown	$5,400,000	$1,485,000	$1,485,000	—	$8,370,000
Mitchell W. Ingram	$6,200,000	$1,705,000	$1,705,000	—	$9,610,000
Amanda M. McMillian	$4,531,250	$1,187,500	$1,187,500	$1,000,000	$7,906,250
(2)	Amounts shown reflect the value provided in respect of Anadarko stock options, Anadarko RSU awards and Anadarko PU awards, as more fully described above under “—Accelerated Vesting of Certain Awards”. The amounts attributable to the Anadarko stock options and Anadarko PU awards are considered “single trigger” and will become vested upon the consummation of the merger. The amount in this column attributable to Anadarko RSU awards are considered to be “double-trigger”, which means that both a change in control, such as the merger, and a qualifying termination of employment within three years of the change in control (or continued employment through the applicable vesting date) must occur prior to any payment being provided to the named executive officer.

(3)	Amounts shown include enhanced benefits under Anadarko’s pension and non-qualified deferred compensation plans pursuant to the terms of the Walker Severance Agreement and the applicable Key Employee Contracts. These amounts are considered to be “double-trigger”, which means that both a change in control, such as the merger, and a qualifying termination of employment within three years of the change in control must occur prior to any payment being provided to the named executive officer.
(4)	Amounts shown include: (i) continuation of health and welfare benefits for a period of three years; (ii) outplacement benefits, up to a maximum of $30,000; and (iii) for Mr. Gwin, three years of continued financial counseling. The amounts associated with health and welfare benefits are calculated using current benefit rates, a discount rate of 4.43% and medical trend, dental trend, and morbidity rates identical to those used in the December 31, 2018 FAS 106 Disclosure valuations. These amounts are considered to be “double-trigger”, which means that both a change in control, such as the merger, and a qualifying termination of employment within three years of the change in control must occur prior to any payment being provided to the named executive officer.
(5)	Amounts shown reflect make-whole payments for the negative economic impact resulting from the application of Section 4999 of the Code in connection with the merger.

Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Anadarko

Anadarko’s Directors and Executive Officers

The following table sets forth the number of shares and percentage of Anadarko common stock beneficially owned by Anadarko’s named executive officers, each of its directors, and all of its executive officers and directors as a group as of July 8, 2019, the most recent practicable date for which such information was available. None of the common stock beneficially owned as set forth below is pledged as security.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)(2)	Stock Acquirable Within 60 Days	Total Beneficial Ownership(3)	Percent of Class
Al Walker(4)	337,694	743,427	1,081,121	*
Benjamin M. Fink	19,896	90,690	110,586	*
Robert G. Gwin(5)	72,027	169,813	241,840	*
Mitchell W. Ingram	50,709	61,270	111,979	*
Daniel E. Brown	27,329	128,494	155,823	*
Amanda M. McMillian	18,892	76,231	95,123	*
Anthony R. Chase	31,421	—	31,421	*
David E. Constable	17,741	—	17,741	*
H. Paulett Eberhart	57,377	—	57,377	*
Claire S. Farley	14,149	—	14,149	*
Peter J. Fluor	174,824	—	174,824	*
Joseph W. Gorder	33,405	—	33,405	*
John R. Gordon	191,560	—	191,560	*
Sean Gourley	21,824	—	21,824	*
Michael K. Grimm	6,301	—	6,301	*
Mark C. McKinley	25,561	—	25,561	*
Eric D. Mullins	40,757	—	40,757	*
Alexandra Pruner	7,408	—	7,408	*
All directors and executive officers as a group (19 persons)	1,163,013	1,351,258	2,514,271	*
*	Less than one percent.
(1)	This column does not include shares of Anadarko common stock that the directors or executive officers of Anadarko have the right to acquire within 60 days of July 8, 2019. This column does include shares of Anadarko common stock held in Anadarko’s Benefits Trust (the “Trust”) as a result of the director compensation and deferral elections made in accordance with Anadarko’s benefit plans. Those shares are subject to shared voting power with the trustee under the Trust and receive dividend equivalents on such shares, but the individuals do not have the power to dispose of, or direct the disposition of, such shares until such shares are distributed to them. In addition, some shares of Anadarko common stock reflected in this column for certain individuals are subject to restrictions.
(2)	This column does not include the following number of Anadarko RSU awards, which are payable (after taxes are withheld) in the form of Anadarko common stock: Mr. Walker — 103,444; Mr. Fink — 41,815; Mr. Gwin — 45,166; Mr. Brown — 57,215; Mr. Ingram — 43,948; and Ms. McMillian — 39,037. The Anadarko RSU awards do not have voting rights but do receive dividend equivalents which are reinvested in Anadarko common stock and paid upon vesting of the underlying award.
(3)	In addition to the Anadarko common stock reported in the table, as of December 31, 2018, the directors and executive officers beneficially owned common units of Western Gas Partners, LP (as used in this footnote, “WES”) as follows: Mr. Fink — 2,213;

Mr. Gwin — 5,000; Ms. McMillian — 1,470; and Mr. McKinley — 9,000. In addition, as of December 31, 2018, the directors and executive officers beneficially owned common units of Western Gas Equity Partners, LP (as used in this footnote, “WGP”) as follows: Mr. Fink — 18,683; Mr. Gwin — 100,000; Ms. McMillian — 10,000; and Mr. Fluor — 61,118. On February 28, 2019, a wholly owned subsidiary of WGP merged with WES, with WES continuing as the surviving entity and becoming a consolidated subsidiary of WGP (the “simplification”). In connection with the simplification, each WES common unit outstanding (other than certain common units held by certain Anadarko affiliates) was converted into the right to receive 1.525 WGP common units, and following the simplification, WGP changed its name to “Western Midstream Partners, LP”. Based upon the WES and WGP ownership described above, and assuming that the simplification had been consummated on December 31, 2018, the directors and executive officers would have beneficially owned common units of Western Midstream Partners, LP as follows: Mr. Fink — 22,058; Mr. Gwin — 107,625; Ms. McMillian — 12,242; Mr. Fluor — 61,118; and Mr. McKinley — 13,725. Mr. Fluor disclaims beneficial ownership with respect to 61,117 common units that are owned by his spouse. Anadarko owns a majority interest in Western Midstream Partners, LP through its wholly owned subsidiaries. As of July 8, 2019, there were approximately 453,008,854 common units of Western Midstream Partners, LP outstanding. The directors and executive officers, individually and as a group, beneficially own less than one percent of the outstanding common units of Western Midstream Partners, LP.

(4)	Includes 108,000 shares of Anadarko common stock held by a limited liability company (the “LLC”) over which Mr. Walker and his spouse exercise investment control. The membership interests in the LLC are held by Mr. Walker, his spouse and family trusts of which he is the trustee.
(5)	In 2017, Mr. Gwin transferred the economic interest in certain Anadarko stock options and Anadarko RSU awards pursuant to a domestic relations order. The shares reported do not reflect the Anadarko stock options or Anadarko RSU awards in which he has no economic or beneficial interest.

Certain Beneficial Owners of Anadarko Common Stock

The following table shows certain information regarding the beneficial ownership of Anadarko common stock as of July 8, 2019, the most recent practicable date for which such information was available, by each person who is known by Anadarko to beneficially own more than five percent of the outstanding Anadarko common stock.

As of July 8, 2019, 502,401,622 shares of Anadarko common stock were outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	44,409,389	(1)	8.85%

Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	44,065,467	(2)	8.78%

The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	39,501,506	(3)	7.87%

State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	25,251,281	(4)	5.03%
(1)	Based upon its Schedule 13G/A filed February 11, 2019, with the SEC with respect to Anadarko securities held as of December 31, 2018, BlackRock, Inc. has sole voting power as to 39,977,558 shares of Anadarko common stock, shared voting power as to 0 shares of Anadarko common stock, sole dispositive power as to 44,409,389 shares of Anadarko common stock and shared dispositive power as to 0 shares of Anadarko common stock.
(2)	Based upon its Schedule 13G/A filed February 14, 2019, with the SEC with respect to Anadarko securities held as of December 31, 2018, Dodge & Cox has sole voting power as to 41,952,082 shares of Anadarko common stock and sole dispositive power as to 44,065,467 shares of Anadarko common stock.
(3)	Based upon its Schedule 13G/A filed February 11, 2019, with the SEC with respect to Anadarko securities held as of December 31, 2018, The Vanguard Group has sole voting power as to 595,905 shares of Anadarko common stock, shared voting power as to 117,977 shares of Anadarko common stock, sole dispositive power as to 38,803,492 shares of Anadarko common stock and shared dispositive power as to 698,014 shares of Anadarko common stock.
(4)	Based upon its Schedule 13G filed February 13, 2019, with the SEC with respect to Anadarko securities held as of December 31, 2018, State Street Corporation has shared voting power as to 22,993,346 shares of Anadarko common stock and shared dispositive power as to 25,246,671 shares of Anadarko common stock.

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Anadarko and its subsidiaries’ current and former directors and officers. For information about these rights, see “The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger—Indemnification and Insurance” beginning on page 84.

Accounting Treatment of the Merger

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. As a result, the recorded assets and liabilities of Occidental will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities of Anadarko will be adjusted to their respective estimated fair values at the closing date of the merger. In addition, all identified intangible assets will be recorded at estimated fair value and included as part of the net assets acquired. Any excess of the purchase price, consisting of cash plus the number of shares of Occidental common stock to be issued to former Anadarko stockholders and holders of Anadarko stock options, Anadarko RSU awards, Anadarko RS awards, Anadarko PU awards and Anadarko deferred share awards, as applicable, at fair value, over the fair value of the net assets acquired including identified intangible assets of Anadarko on the closing date of the merger will be accounted for as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of Anadarko being included in the operating results of Occidental beginning from the closing date of the merger.

Litigation Relating to the Merger

On May 30, 2019, Anadarko received a demand letter from counsel to a purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 9, 2019, Anadarko received a demand letter from counsel to a different purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL.

On May 30, 2019, a complaint was filed in the Court of Chancery of the State of Delaware by purported Occidental stockholders High River Limited Partnership, Icahn Partners Master Fund LP and Icahn Partners LP, seeking inspection of Occidental’s books and records pursuant to Section 220 of the DGCL. On June 14, 2019, Occidental filed an answer to the complaint in the Court of Chancery of the State of Delaware.

Regulatory Approvals Required for the Merger

The merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until notification and report forms have been furnished to the DOJ and the FTC and until certain waiting periods have been terminated or have expired. The HSR Act requires Occidental and Anadarko to observe a 30-calendar-day waiting period after the submission of their respective HSR filings before consummating their transaction, unless the waiting period is earlier terminated. If either agency issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which begins to run only after each of the parties has substantially complied with the request for additional information.

On May 23, 2019, Occidental and Anadarko each filed a notification and report form under the HSR Act with the DOJ and the FTC, which filings started the initial 30-calendar-day waiting period required by the HSR Act. The FTC granted early termination of the applicable waiting period under the HSR Act on June 3, 2019.

Occidental and Anadarko are not currently aware of any material governmental consents, approvals or filings that are required prior to the parties’ completion of the transaction other than those under the HSR Act described above. If additional approvals, consents, clearances or filings are required to complete the transaction, Occidental and Anadarko intend to seek such consents and approvals and make such filings.

Occidental and Anadarko expect to complete the transaction in the second half of 2019. Although Occidental and Anadarko believe that they will receive the required consents and approvals to complete the transaction, neither can give any assurance as to the timing of these consents and approvals or as to Occidental’s and Anadarko’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that such consents or approvals will be obtained on terms and subject to conditions satisfactory to Occidental and Anadarko. The expiration or termination of any applicable waiting period under the HSR Act relating to the merger is a condition to the obligation of each of Occidental and Anadarko to complete the merger.

Financing of the Merger and Treatment of Existing Debt

Occidental’s obligation to close the merger is not conditioned on its ability to obtain financing. Occidental and Merger Subsidiary have represented to Anadarko that proceeds from the debt and equity financing described below, together with cash and marketable securities of Occidental, will be sufficient to enable Occidental to pay at the closing of the merger the cash portion of the merger consideration and to consummate the transactions contemplated by the merger agreement. Occidental estimates that the total amount of cash required to complete the transactions contemplated by the merger, including the cash portion of the merger consideration and payment of fees, expenses and other related amounts incurred in connection with the merger, will be approximately $30.3 billion. Occidental expects to finance the cash portion of the merger consideration and these fees, expenses and amounts with the proceeds of debt and equity financing, including proceeds from the Berkshire Hathaway investment described below.

In connection with the merger, Occidental currently intends to terminate Anadarko’s existing revolving credit facility, but to maintain Western Midstream Operating, LP’s existing revolving credit facilities. Occidental is expected to assume approximately $11.9 billion aggregate principal amount of Anadarko’s (and its subsidiaries’) outstanding long-term debt, excluding finance lease liabilities, as well as approximately $7.3 billion aggregate principal amount of Western Midstream Operating, LP’s outstanding short- and long-term debt, in the merger.

Debt Financing

On May 9, 2019, Occidental entered into the debt commitment letter with the initial bridge commitment parties, pursuant to which, subject to the terms and conditions set forth therein, the initial bridge commitment parties committed to provide a 364-day senior unsecured bridge loan facility in an aggregate principal amount of up to $21.8 billion. Such commitments were reduced by an aggregate principal amount of $8.8 billion, to an aggregate principal amount of $13.0 billion, upon Occidental’s entry into the term loan credit agreement described below and will be further reduced to the extent that Occidental obtains certain other long-term debt financing or debt financing commitments, completes certain issuances of equity, equity-linked or hybrid debt-equity securities or completes certain asset sales (subject to customary reinvestment rights), including asset sales pursuant to the Total transaction. On June 3, 2019, Occidental and the initial bridge commitment parties entered into the bridge joinder agreement with the additional bridge commitment parties. The bridge joinder agreement amended the debt commitment letter and reallocated the commitments of the initial bridge commitment parties to fund loans under the bridge loan facility among the bridge commitment parties. The bridge commitment parties’ obligations to fund the bridge loan facility are subject to several limited conditions as set forth in the debt commitment letter, including, among others, the completion of the merger, the absence of a material adverse effect (as defined in the merger agreement) on Anadarko, the accuracy in all material respects of certain representations and warranties related to Anadarko, as set forth in the merger agreement, and to Occidental, the absence of certain events of default and the delivery of certain financial statements of Occidental and Anadarko.

On June 3, 2019, Occidental entered into the term loan credit agreement with Citibank, N.A., as agent, and the term loan lenders, pursuant to which, subject to the terms and conditions set forth therein, the term loan lenders committed to provide (i) a 364-day senior unsecured term loan facility in an aggregate principal amount of up to $4.4 billion and (ii) a two-year senior unsecured term loan facility in an aggregate principal amount of up to $4.4 billion, for the purposes of financing the merger and paying related fees and expenses. The term loan lenders’ obligations to fund term loans under the term loan credit agreement are subject to several limited conditions as set forth in the term loan credit agreement, including, among others, the completion of the merger, the absence of a material adverse effect (as defined in the merger agreement) on Anadarko, the accuracy in all material respects of certain representations and warranties related to Anadarko, as set forth in the merger agreement, and to Occidental, the absence of certain events of default and (to the extent also provided to the lead arrangers under the bridge loan facility) the delivery of certain financial statements of Occidental and Anadarko.

The term loan credit agreement contains certain customary covenants and events of default, including a customary negative pledge and a covenant that Occidental will maintain, as of the last day of each fiscal quarter, a ratio not in excess of 0.65 to 1.00 of consolidated debt to total capitalization (as such terms are defined in the term loan credit agreement).

Berkshire Hathaway Investment

On April 30, 2019, Occidental and Berkshire Hathaway entered into a securities purchase agreement, pursuant to which Occidental has agreed to issue and sell to Berkshire Hathaway, and Berkshire Hathaway has agreed to purchase from Occidental for an aggregate purchase price of $10 billion, on the closing date of the merger: (i) 100,000 shares of a new series of cumulative perpetual preferred stock of Occidental, with a face value of $100,000 per share (the “series A preferred stock”), and (ii) a warrant to purchase 80 million shares of Occidental common stock at an exercise price of $62.50 per share (the “warrant”). Dividends on the series A preferred stock will accrue on the face value at a rate per annum of 8% but will be paid only when, as and if declared by the Occidental Board out of legally available funds. Dividends will be payable in cash, but subject to certain conditions to be specified in the certificate of designations for the series A preferred stock, dividends may be paid in shares of Occidental common stock or a combination of cash and shares of Occidental common stock. Shares of Occidental common stock so issued will be valued for these purposes at 90% of the average of the per share volume-weighted average price of Occidental common stock over each of the ten consecutive trading days immediately following the date on which the applicable dividend is declared. At any time when such dividends have not been paid in full, the unpaid amounts will accrue dividends, compounded quarterly, at a rate per annum of 9%. Following the payment in full of any accrued but unpaid dividends, the dividend rate will remain at 9% per annum. Commencing on the tenth anniversary of the issue date of the series A preferred stock, the series A preferred stock will be redeemable at Occidental’s option in whole or from time to time in part, at a redemption price of 105% of the face value to be redeemed plus any accrued and unpaid dividends (whether or not declared). Occidental is required to repurchase shares of the series A preferred stock if it makes specified excess distributions or otherwise returns capital to holders of junior or parity stock, including Occidental common stock, in excess of specified amounts at a redemption price of 110% of the face value to be redeemed plus any accrued and unpaid dividends (whether or not declared). The series A preferred stock has no maturity date and is generally non-voting (except with respect to issuances of senior stock and certain other transactions or modifications affecting the rights of the series A preferred stock). The series A preferred stock will rank senior to the outstanding shares of Occidental common stock with respect to the payment of dividends and distributions in liquidation and has a liquidation price of 105% of the face value plus any accrued and unpaid dividends (whether or not declared). So long as any share of the series A preferred stock remains outstanding, Occidental may not declare or pay dividends on Occidental common stock and Occidental may not purchase, redeem or otherwise acquire for consideration any Occidental common stock unless all accrued and unpaid dividends on all outstanding shares of series A preferred stock have been, or are contemporaneously, declared and paid in full and Occidental has paid, or will contemporaneously pay, in full any portion of the redemption price required to be paid pursuant to the certificate of designations for the series A preferred stock.

The warrant will be exercisable at the holder’s option, in whole or in part, until the first anniversary of the date on which no shares of the series A preferred stock remain outstanding. However, if any stockholder approvals are required for the issuance of Occidental common stock upon exercise of the warrant, then unless and until such required approvals have been received, Berkshire Hathaway will not be permitted to exercise the warrant for shares of Occidental common stock. Instead, if any required stockholder approvals are not obtained at the first annual meeting of Occidental stockholders following the issuance of the warrant then, at any time from the 30th day after such meeting until such approvals are obtained, Berkshire Hathaway will have the right to sell the warrant to Occidental (in whole or in part) for an amount in cash equal to the option value of such warrant (or portion thereof that Berkshire Hathaway elects to sell), taking into account (i) the intrinsic value thereof, calculated as the product of (x) the number of shares of Occidental common stock underlying such warrant (or portion thereof) and (y) the market price of the Occidental common stock minus the exercise price and (ii) the time value thereof, assuming (solely for purposes of this calculation) that the expiration date of such warrant is the tenth anniversary of its issue date, and based on certain other specified assumptions. The exercise price and the number of shares of Occidental common stock issuable upon exercise of the warrant are subject to certain antidilution adjustments. Occidental has agreed to enter into a registration rights agreement affording Berkshire Hathaway certain registration rights in respect of the Occidental common stock for which the warrant is exercisable. The completion of the Berkshire Hathaway investment is subject to certain conditions, including completion of the merger.

Sale of Anadarko Assets to TOTAL S.A.

In connection with the merger, Occidental and Total have entered into a binding memorandum of understanding, dated May 3, 2019 (the “MOU”), pursuant to which Occidental has agreed to sell to Total all of the assets, liabilities, businesses and operations of Anadarko in Algeria, Ghana, Mozambique and South Africa for $8.8 billion in cash, on a cash-free, debt-free basis. The Total transaction is conditioned on the completion of the merger, the execution and delivery of a definitive purchase agreement, and the receipt of required regulatory approvals, as well as other customary closing conditions. Occidental and Total intend to enter into a definitive purchase agreement with respect to the Total transaction prior to the completion of the merger. Either party may terminate the MOU if the Total transaction is not consummated by December 1, 2020, or if an order permanently restraining, enjoining or otherwise prohibiting completion of the Total transaction becomes final and non-appealable.

Treatment of Anadarko Stock Options and Other Stock-Based Awards

Anadarko Stock Options. Upon completion of the merger, each outstanding Anadarko stock option will be cancelled and converted into the right to receive a cash amount equal to the product of (i) the excess, if any, of (1) the Option Consideration over (2) the per share exercise price of such Anadarko stock option; and (ii) the aggregate number of shares of Anadarko common stock subject to such Anadarko stock option. Each Anadarko stock option with an exercise price equal to or greater than the Option Consideration will be cancelled and terminated, without any payment in respect thereof.

Anadarko RSU Awards. Upon completion of the merger, each outstanding Anadarko RSU award will convert into an Occidental restricted stock/cash unit award with respect to both (i) the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (x) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (y) the exchange ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (2) the per share cash consideration. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RSU award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

Anadarko RS Awards. Upon completion of the merger, each outstanding Anadarko RS award will convert into an Occidental restricted stock/cash award with respect to both (i) the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (x) the number of shares of Anadarko common stock subject to such Anadarko RS award by (y) the exchange ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares of Anadarko common stock subject to such Anadarko RS award by (2) the per share cash consideration. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RS award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

Anadarko PU Awards. Upon completion of the merger, each outstanding Anadarko PU award will immediately vest and will be cancelled and converted into the right to receive a cash amount equal to the product of (i) 200% of the target number of shares of Anadarko common stock subject to such Anadarko PU award multiplied by (ii) $76.00, less applicable tax withholdings. This amount will be payable on the earliest date that would not result in the imposition of any tax under Section 409A of the Code.

Anadarko Deferred Share Awards. Upon completion of the merger, each outstanding Anadarko deferred share award will be cancelled and converted into the right to receive the merger consideration in respect of each share of Anadarko common stock subject to such Anadarko deferred share award. This amount will be payable within five business days following the completion of the merger or, if later, the earliest date that would not result in the imposition of tax under Section 409A of the Code.

For additional information on Anadarko’s stock-based awards, see “The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79.

Appraisal Rights

Anadarko Stockholders’ Appraisal Rights

Under Delaware law, holders of Anadarko common stock may be entitled to receive payment in cash for the fair value of their shares of Anadarko common stock as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration Anadarko stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights.

Anadarko stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their appraisal rights under Delaware law.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by an Anadarko stockholder to exercise appraisal rights in connection with the merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Anadarko common stock exercise their appraisal rights under Section 262 of the DGCL. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of the full text of which appears in Annex D to this proxy statement/prospectus and is incorporated by reference herein. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Anadarko common stock unless otherwise indicated, and all references in this summary to “Section 262” are to Section 262 of the DGCL.

Where a proposed merger for which appraisal rights are available is to be submitted for approval at a meeting of stockholders, Section 262 requires the corporation to notify each of its stockholders (as of the record date for notice of such meeting) not less than 20 days before the meeting that appraisal rights are available. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes the notice to Anadarko stockholders required by Section 262 of the availability of appraisal rights, and the required copy of Section 262 is contained in Annex D to this proxy statement/prospectus. If an Anadarko stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262, a copy of which is contained in Annex D to this proxy statement/prospectus, because failure to comply with the requirements of Section 262 may result in the loss of appraisal rights under Delaware law.

If you are a record holder of shares of Anadarko common stock and wish to exercise your right to seek an appraisal of your shares, you must satisfy each of the following conditions:

•	You must properly deliver to Anadarko an effective written demand for appraisal of your shares before the vote with respect to the merger proposal in compliance with the requirements of Section 262. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. Voting against or failing to vote for the adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262.
•	You must not vote in favor of, or consent in writing to, the adoption of the merger agreement or otherwise withdraw, waive or lose your appraisal rights. A vote in favor of adoption of the merger agreement, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously delivered written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. Therefore, an Anadarko stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger proposal or abstain from voting on the merger proposal.

•	You must continue to hold your shares of Anadarko common stock through the effective date of the merger. Therefore, a stockholder who is the record holder of shares of Anadarko common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.
•	Unless Anadarko or another Anadarko stockholder (or any other person who is the beneficial owner of shares of Anadarko common stock held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights has done so, you must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Anadarko stockholders entitled to appraisal within 120 days after the effective date of the merger. Anadarko is under no obligation to file any petition and has no intention of doing so. Accordingly, if you wish to have your shares of Anadarko common stock appraised, you should initiate all necessary action to perfect your appraisal rights in respect of your shares of Anadarko common stock within the time period and in the manner prescribed in Section 262.

In addition, Section 262 requires the Delaware Court of Chancery to dismiss appraisal proceedings as to all shares of Anadarko capital stock if, immediately before the merger, such shares were listed on a national securities exchange unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Anadarko stock eligible for appraisal, or (ii) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million (such conditions, the “ownership thresholds”). Because Anadarko’s common stock is listed on a national securities exchange and is expected to continue to be listed on such exchange immediately before the merger, at least one of the ownership thresholds must be met in order for Anadarko stockholders to be entitled to seek appraisal with respect to such shares of common stock.

If you fail to comply with any of these conditions or at least one of the ownership thresholds is not met and the merger is completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your shares of Anadarko common stock. All demands for appraisal should be addressed to Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, Attention: Corporate Secretary, and must be delivered before the vote on the merger proposal is taken at the special meeting and should be executed by, or on behalf of, the record holder of the shares of Anadarko common stock. The demand must reasonably inform Anadarko of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

Only a holder of record of shares of Anadarko common stock immediately prior to the effective time of the merger may assert appraisal rights for the shares of stock registered in that holder’s name. To be effective, a demand for appraisal by a holder of Anadarko common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its Anadarko stock certificate(s) (or in the stock ledger). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Anadarko. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as authorized agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If an Anadarko stockholder holds shares of Anadarko common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures to cause the broker or other nominee to make a demand for appraisal of those shares.

If the merger is completed, Anadarko (which is the surviving corporation in the merger) must, within ten days after the effective date of the merger, give written notice that the merger has become effective to each former Anadarko stockholder who has properly delivered a written demand for appraisal and who did not vote in favor of the merger proposal. Within 120 days after the effective date of the merger, any Anadarko stockholder who has complied with Section 262 will, upon written request to Anadarko, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Anadarko common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from Anadarko the statement described in the previous sentence. Such written statement will be mailed to the requesting Anadarko stockholder or beneficial owner within ten days after such written request is received by Anadarko or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either Anadarko or any Anadarko stockholder who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Anadarko stockholders entitled to appraisal. A person who is the beneficial owner of shares of Anadarko common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by an Anadarko stockholder or beneficial owner, service of a copy of such petition shall be made upon Anadarko. Anadarko has no obligation to file such a petition in the event any Anadarko stockholders exercise appraisal rights, there is no present intent on the part of Anadarko to file an appraisal petition, and Anadarko stockholders seeking to exercise appraisal rights should not assume that Anadarko will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares. Accordingly, the failure of an Anadarko stockholder to file such a petition within the period specified could result in the loss or termination of appraisal rights, and Anadarko stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed by Section 262.

If a petition for appraisal is duly filed by an Anadarko stockholder or beneficial owner and a copy of the petition is served on Anadarko, Anadarko will then be obligated, within 20 days after receiving service of a copy of the petition, to file with the office of the Register in Chancery in which such petition was filed a duly verified list containing the names and addresses of all Anadarko stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by Anadarko. The Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Anadarko stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Anadarko stockholders who have demanded appraisal for their shares represented by certificates (if any) to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any such Anadarko stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. The Delaware Court of Chancery will also dismiss proceedings as to all Anadarko stockholders if neither of the ownership thresholds described above is met.

Where the proceedings are not dismissed or all demands for appraisal are not successfully withdrawn (as discussed further below in this summary), the appraisal proceedings will be conducted as to the shares of Anadarko common stock owned by all stockholders entitled to appraisal, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Anadarko common stock at the effective time of the merger held by all Anadarko stockholders who have properly demanded appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Anadarko may make a voluntary cash payment to each stockholder entitled to and seeking appraisal (which will be treated as an advance against the payment due to such Anadarko stockholder), in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the Anadarko stockholders entitled to receive the same, upon surrender by such holders of the certificates representing those shares or, in the case of book-entry shares, forthwith. Anadarko is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value and a fair rate of interest, if any, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company”.

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger”. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”.

Anadarko stockholders should be aware that the fair value of shares of Anadarko common stock as determined under Section 262 could be more than, the same as, or less than the value that such Anadarko stockholder is entitled to receive under the terms of the merger agreement. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262. Occidental and Anadarko do not anticipate offering more than the per share merger consideration to any Anadarko stockholder exercising appraisal rights and reserve the right to assert in any appraisal proceeding that, for purposes of Section 262, the fair value of a share of Anadarko common stock is less than the per share merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

Costs of the appraisal proceeding may be imposed upon Anadarko and the Anadarko stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Each Anadarko stockholder party to the appraisal proceeding is responsible for its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon the application of an Anadarko stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Anadarko stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Anadarko stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time of the merger.

If no petition for appraisal is filed within 120 days after the effective date of the merger, or if an Anadarko stockholder (other than an Anadarko stockholder who has commenced an appraisal proceeding or joined that proceeding as a named party) delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective date of the merger, then the right of that Anadarko stockholder to appraisal will cease and that Anadarko stockholder will be entitled to receive the merger consideration pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Anadarko stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Anadarko stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.

In view of the complexity of Section 262 of the DGCL relating to appraisal rights, Anadarko stockholders that consider making a demand for appraisal in accordance with Delaware law should seek the advice of their own legal advisor. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

Failure to comply with all the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

NYSE Listing of Occidental Common Stock; Delisting and Deregistration of Anadarko Common Stock

Prior to the completion of the merger, Occidental has agreed to use its reasonable best efforts to cause the shares of Occidental common stock to be issued in the merger to be approved for listing on the NYSE subject to official notice of issuance. The listing of the shares of Occidental common stock is also a condition to completion of the merger.

If the merger is completed, Anadarko common stock will cease to be listed on the NYSE and will be deregistered under the Exchange Act, after which Anadarko will no longer be required under SEC rules and regulations to file periodic reports with the SEC with respect to Anadarko common stock.

Material U.S. Federal Income Tax Consequences

General

The following is a general discussion of the material U.S. federal income tax consequences of the merger to holders of Anadarko common stock that exchange their Anadarko common stock for the merger consideration.

This discussion is based upon the Code, U.S. Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those holders of Anadarko common stock that hold their Anadarko common stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or other financial institution;
•	a tax-exempt organization;
•	a real estate investment trust or real estate mortgage investment conduit;
•	an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a broker-dealer or trader in stocks and securities, or currencies;
•	a trader in securities that elects the mark-to-market method of accounting for its securities;
•	a person subject to the alternative minimum tax provisions of the Code;
•	a person that received Anadarko common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the U.S. dollar;
•	an accrual-method taxpayer that is required to accelerate the recognition of any item of gross income with respect to Anadarko common stock as a result of such income being recognized on an applicable financial statement;
•	a person that holds Anadarko common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
•	a person who owns or has owned (directly, indirectly or constructively) 5% or more of shares of Anadarko common stock or Occidental common stock (by vote or value) or otherwise exercises control over Anadarko’s or Occidental’s corporate affairs;
•	a grantor trust;
•	a controlled foreign corporation or passive foreign investment company; or
•	a U.S. expatriate.

No ruling has been requested from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of Anadarko common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. holder” is any beneficial owner of Anadarko common stock or, after the completion of the merger, Occidental common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Anadarko common stock, the U.S. federal income tax consequences to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds shares of Anadarko common stock, and any partners in such partnership, should consult their own tax advisors with respect to the tax consequences of the merger in their specific circumstances.

All holders of Anadarko common stock are urged to consult their tax advisors regarding the particular federal, state, local and non-U.S. tax consequences to them of the merger.

The Merger

U.S. Holders

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the sum of any cash, including any cash received in lieu of fractional shares of Occidental common stock, and the fair market value of any Occidental common stock as of the merger received by such U.S. holder in the merger and (ii) the U.S. holder’s adjusted tax basis in its Anadarko common stock.

Capital gains of a non-corporate U.S. holder will generally be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. holder has held its Anadarko common stock for more than one year as of the merger. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Anadarko common stock at different times or different prices, the U.S. holder must determine its tax basis and holding period separately for each block of Anadarko common stock.

A U.S. holder’s aggregate tax basis in Occidental common stock received in the merger will equal the fair market value of such stock as of the merger. A U.S. holder’s holding period in any shares of Occidental common stock received in the merger will begin the day after the merger.

U.S. holders who hold shares of both Anadarko common stock and Occidental common stock at the time of the merger may be subject to different U.S. federal income tax treatment in the merger, as described below under “—Special Consequences of the Merger to Holders of Anadarko Common Stock that Also Own Occidental Common Stock”.

U.S. holders are urged to consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal state and local tax laws or foreign tax laws.

Non-U.S. Holders

Subject to the discussion below under the section entitled “—Information Reporting and Backup Withholding”, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the exchange of Anadarko common stock for Occidental common stock and cash in the merger unless:

•	any gain recognized on the exchange is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. holder); or
•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the date of the merger, and certain other conditions are satisfied.

If the Non-U.S. holder’s gain is described in the first bullet, then the Non-U.S. holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. holder of Anadarko common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. holder is described in the second bullet, then such Non-U.S. holder will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. holder.

Non-U.S. holders are urged to consult their own tax advisors regarding the potential applicability of these rules as well as any income tax treaty that may be applicable in their particular circumstances.

Non-U.S. holders who hold shares of both Anadarko and Occidental at the time of the merger may be subject to different treatment in the merger, as described below under “—Special Consequences of the Merger to Holders of Anadarko Common Stock that Also Own Occidental Common Stock”.

All Non-U.S. holders may be subject to withholding at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the consideration received in the merger, as described below under “—Special Consequences of the Merger to Holders of Anadarko Common Stock that Also Own Occidental Common Stock”.

Non-U.S. holders are urged to consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Special Consequences of the Merger to Holders of Anadarko Common Stock that Also Own Occidental Common Stock

If Section 304 applies to the merger, a holder of Anadarko common stock may be subject to U.S. federal income tax treatment that differs materially from that described above if a holder’s percentage interest in Occidental following the merger is the same as or greater than the holder’s percentage interest in Anadarko before the merger (the “Section 304 Holder Test”). Section 304 will apply to the merger if holders of Anadarko common stock, taken together, own 50% or more of Occidental shares, by vote or value, following the completion of the merger. Certain constructive attribution rules apply to determine ownership for purposes of the ownership tests described in this paragraph. Because the application of Section 304 to the merger depends on the ownership of Anadarko common stock and Occidental common stock following the merger and is determined after the application of various constructive ownership rules, we are not, and will not, be able to determine whether Section 304 applies to the merger. However, we believe it is possible Section 304 may apply to the merger.

Holders that expect to own (including by attribution) a percentage interest in Occidental after the completion of the merger that is equal to or greater than the holder’s percentage interest in Anadarko immediately before the merger are urged to consult their own tax advisors.

If Section 304 applies to the merger and a holder of Anadarko common stock meets the Section 304 Holder Test, such holder may be treated as receiving a distribution in respect of Occidental common stock. Such distribution would be taxable as a dividend (in an amount equal to the cash consideration and the fair market value of the Occidental common stock received) to the extent of the holder’s allocable share of the earnings and profits of Anadarko and Occidental. To the extent that the amount of cash consideration exceeds Anadarko’s and Occidental’s current and accumulated earnings and profits for the taxable year of the merger, the distribution would first be treated as a tax-free return of capital, to the extent of the holder’s adjusted tax basis in its Anadarko common stock, and to the extent the amount of the distribution exceeds such tax basis, the excess would be taxed as capital gain recognized on a sale or exchange of such holder’s Anadarko common stock. The amount of any such gain would be taxed as described above under “—U.S. Holders” and “—Non-U.S. Holders”, as applicable.

For U.S. holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304, subject to exceptions for short-term and hedged positions. For corporate U.S. holders, dividends (a) may be eligible for a dividends-received deduction (subject to certain requirements and limitations) and (b) may be subject to the “extraordinary dividend” provisions of the Code.

For Non-U.S. holders, the receipt of any amounts treated as a dividend generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a Non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment). However, because the application of Section 304 depends on a holder’s particular circumstances, withholding agents may not be able to determine whether any particular holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold against all Non-U.S. holders at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the cash consideration and the fair market value of the stock consideration received. If a withholding agent withholds any amount with respect to consideration to be received by a Non-U.S. holder that is exempt from such withholding, the Non-U.S. holder may apply for a refund.

In order to obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other successor form), as applicable, certifying such Non-U.S. holder’s entitlement to benefits under the income tax treaty to the applicable withholding agent before cash consideration is paid pursuant to the merger. Non-U.S. holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Anadarko’s and Occidental’s current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

In addition, for Non-U.S. holders, the receipt of any amounts treated as a dividend will generally be subject to Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”). Non-U.S. holders are urged to consult their own tax advisors regarding the application of FATCA.

The receipt of the consideration in the merger may be subject to backup withholding, as described below in “—Information Reporting and Backup Withholding”.

Section 304 and the regulations and guidance thereunder are complex. Holders that actually or constructively own, or expect to own at the time of the completion of the merger, both Anadarko common stock and Occidental common stock are urged to consult their own tax advisors with respect to the application of Section 304 in their particular circumstances (including as to their tax basis in the shares subject to Section 304) and any actions that may be taken to mitigate any potential adverse tax consequences.

Information Reporting and Backup Withholding

Any shares of Occidental common stock and/or cash received by a U.S. holder or a Non-U.S. holder in the merger may be subject to information reporting and backup withholding. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should timely complete and return to Occidental or the exchange agent an IRS Form W-9 (or other successor form), certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding. A Non-U.S. holder generally may establish an exemption from backup withholding by certifying its non-U.S. person status under penalties of perjury on a properly completed applicable IRS Form W-8 (or other successor form).

Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

The preceding discussion is intended only as a summary of the material United States federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all potential income tax effects relevant thereto or a discussion of any other type of taxes. All holders of Anadarko common stock are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of non-U.S., federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

Restrictions on Sales of Shares of Occidental Common Stock Received in the Merger

All shares of Occidental common stock received by Anadarko stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act except for shares of Occidental common stock received by any Anadarko stockholder who becomes an “affiliate” of Occidental after completion of the merger (such as Anadarko directors or executive officers who become directors or executive officers of Occidental after the merger). This proxy statement/prospectus does not cover resales of shares of Occidental common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Certain Contracts between Occidental and Anadarko

Occidental and Anadarko are party to a number of commercial arrangements with one another, which are not material, individually or in the aggregate, to either company.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The rights and obligations of Occidental, Anadarko and Merger Subsidiary are governed by the express terms and conditions of the merger agreement and not by this summary or any of the other information contained in this proxy statement/prospectus. You are urged to read the full text of the merger agreement because it is the legal document that governs the merger.

The merger agreement contains representations, warranties and covenants by each of the parties to the agreement, which were made only for purposes of the agreement, as of specified dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Occidental, Merger Subsidiary, Anadarko or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants contained in the merger agreement or any other agreement between such parties may change after the date of each such agreement, which subsequent information may or may not be fully reflected in Occidental’s or Anadarko’s public disclosures or the public disclosures of any of their respective subsidiaries or affiliates. Each such agreement should not be read alone, but should instead be read in conjunction with the other information regarding the respective agreement, the merger, Occidental, Anadarko and their respective affiliates and businesses, which is contained in, or incorporated by reference into, this proxy statement/prospectus, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of Occidental and Anadarko has made or will make with the SEC. See “Where You Can Find More Information” beginning on page 167.

Structure of the Merger

The merger agreement provides, upon the terms and subject to the conditions set forth therein and in accordance with the DGCL, for Merger Subsidiary to merge with and into Anadarko, with Anadarko continuing as the surviving corporation and an indirect wholly owned subsidiary of Occidental.

At the effective time of the merger, the certificate of incorporation of Anadarko, as in effect immediately prior to the completion of the merger, will be amended and restated in its entirety as set forth in Exhibit A to the merger agreement and, as so amended and restated, will be the certificate of incorporation of the surviving corporation, except with respect to the name of the surviving corporation, which will be Anadarko Petroleum Corporation. The by-laws of Merger Subsidiary, as in effect immediately prior to the completion of the merger, will be the by-laws of the surviving corporation. As used herein, the “effective time” of the merger means the time at which the certificate of merger with respect to the merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Occidental and Anadarko may agree and specify in such certificate of merger.

Timing of Closing

Unless another place and time is agreed to in writing by Occidental and Anadarko, the closing of the merger will occur on the second business day following the day on which the last of the conditions (other than those conditions that by their nature are to be fulfilled at the closing, but subject to the waiver or fulfillment of such conditions) set forth in the merger agreement has been fulfilled or waived. Immediately after the closing of the merger, Anadarko will file a certificate of merger with respect to the merger with the Secretary of State of the State of Delaware, at which time the merger will be effective.

Merger Consideration

Conversion of Shares

At the effective time of the merger, each outstanding share of Anadarko common stock (other than the cancelled shares, dissenting shares (if any) and certain shares of Anadarko common stock subject to stock awards that will be treated in the manner described under the heading “Treatment of Anadarko Stock Options and Other Stock-Based Awards”) will automatically be cancelled and retired and will cease to exist and each holder thereof will thereafter have no rights with respect to such securities other than the right to receive:

•	$59.00 in cash (as such amount of cash may potentially be adjusted as described under the heading “—Share Cap Adjustment”, the “per share cash consideration”), without interest, and 0.2934 (as such amount may potentially be adjusted as described under the heading “—Share Cap Adjustment”, the “exchange ratio”) of a validly issued, fully paid and non-assessable share of Occidental common stock (such cash consideration and stock consideration together, as they may potentially be adjusted as described under the heading “—Share Cap Adjustment”, the “merger consideration”);
•	any dividends or other distributions with a record date prior to the effective time of the merger which are declared by Anadarko in accordance with the merger agreement and which remain unpaid at the effective time of the merger;
•	(i) at the time of delivery of the Occidental common stock by the exchange agent, the amount of dividends or other distributions, if any, with a record date after the effective time of the merger paid with respect to such shares of Occidental common stock and a payment date on or before the date of delivery of the Occidental common stock and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the effective time of the merger but before the delivery of Occidental common stock by the exchange agent and a payment date subsequent to such delivery of such Occidental common stock by the exchange agent pursuant to the merger agreement, payable with respect to such shares of Occidental common stock, in each case without interest; and
•	any cash to be paid in lieu of any fractional share of Occidental common stock as described under the heading “—Treatment of Fractional Shares”.

Shares of Anadarko common stock owned by Anadarko, Occidental, Merger Subsidiary or any of their respective direct or indirect wholly owned subsidiaries will be cancelled in the merger without payment of any consideration, as described under the heading “—Cancelled Shares”.

Following the effective time of the merger, Occidental will make available to the exchange agent, as needed, the merger consideration to be delivered in respect of certificates and book-entry shares formerly representing shares of Anadarko common stock.

Share Cap Adjustment

If the merger would otherwise result in the issuance of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) in excess of 19.99% of the outstanding shares of Occidental common stock immediately prior to the closing of the merger (the “share cap”) then:

•	the exchange ratio will be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Occidental common stock (including shares that would be deliverable pursuant to converted stock-based awards pursuant to the merger agreement) issuable in the merger to not exceed the share cap (the “exchange ratio reduction number”); and
•	the per share cash consideration will be increased by the amount in cash equal to (x) the exchange ratio reduction number multiplied by (y) the Parent Closing Price.

Cancelled Shares

At the effective time of the merger, all shares of Anadarko common stock that are owned by Occidental, Merger Subsidiary or Anadarko or any of their respective direct or indirect wholly owned subsidiaries will be cancelled and retired and will cease to exist and no stock of Occidental, cash or other consideration will be delivered in exchange therefor. For the avoidance of doubt, shares of Anadarko common stock held in trust or otherwise set aside from shares held in Anadarko’s treasury pursuant to any Anadarko benefit plan will not be cancelled shares and will be converted, at the effective time of the merger, into the right to receive the merger consideration.

Treatment of Fractional Shares

Anadarko stockholders will not receive any fractional shares of Occidental common stock pursuant to the merger. Each holder of Anadarko common stock that otherwise would have been entitled to receive a fractional share of Occidental common stock immediately prior to the effective time of the merger will receive an amount in cash, without interest, rounded to the nearest cent, in lieu of such fractional share. The value of such cash payment will be calculated by the exchange agent and will represent the holder’s proportionate interest in a trust of proceeds established from the open-market sale of that number of shares of Occidental common stock equal to the excess of (i) the aggregate number of shares of Occidental common stock delivered to the exchange agent by Occidental pursuant to the terms of the merger agreement over (ii) the aggregate number of whole shares of Occidental common stock distributed to the holders of certificates or book-entry shares previously representing shares of Anadarko common stock pursuant to the merger agreement.

Exchange of Anadarko Stock Certificates and Book-Entry Shares

Promptly after the effective time of the merger, Occidental will send, or will cause the exchange agent to send, to each holder of record of Anadarko common stock converted into the right to receive the merger consideration, a letter of transmittal for use in the exchange and instructions explaining how to surrender Anadarko shares to the exchange agent. Anadarko stockholders should not return stock certificates with the enclosed proxy card. Exchange of any book-entry shares of Anadarko common stock will be effected in accordance with Occidental’s customary procedures with respect to securities represented by book entry. Holders of unexchanged shares of Anadarko common stock will not be entitled to receive the merger consideration or any dividends or other distributions payable by Occidental after the closing until their shares are properly surrendered. No interest will be paid or will accrue for the benefit of holders of the certificates or book-entry shares that formerly represented outstanding shares of Anadarko common stock on the cash or other merger consideration payable pursuant to the merger agreement, any cash in lieu of fractional shares or any unpaid dividends and distributions payable pursuant to the merger agreement to such holders of certificates or book-entry shares that formerly represented outstanding shares of Anadarko common stock.

Withholding

Each of Anadarko, the surviving corporation, Occidental and the exchange agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so deducted or withheld by Anadarko, the surviving corporation, Occidental or the exchange agent, any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

Appraisal Rights

No dissenting Anadarko stockholders will be entitled to the right to receive the merger consideration unless and until the stockholder has failed to perfect or has effectively withdrawn or lost the holder’s right to seek appraisal in connection with the merger under the DGCL. Dissenting Anadarko stockholders who properly comply with the provisions of Section 262 of the DGCL as to appraisal rights and do not withdraw or otherwise lose these rights will be entitled to receive payment, solely from the surviving corporation, of the appraisal value of the dissenting shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL. If an Anadarko stockholder (i) affirmatively withdraws its demand for appraisal of such dissenting shares under the circumstances provided by and in accordance with the DGCL, (ii) fails to establish its entitlement to appraisal as provided in the DGCL or (iii) takes or fails to take any action the consequences of which is that such holder is not entitled to payment for its shares under the DGCL, then such holder will forfeit the right to appraisal of such shares of Anadarko common stock and such shares of Anadarko common stock will thereupon cease to constitute dissenting shares, and if such forfeiture occurs following the effective time of the merger, each such share of Anadarko common stock will thereafter be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive, without interest thereon, the merger consideration. Anadarko may not, except with the prior written consent of Occidental, settle, make any payments with respect to, offer to settle, approve the withdrawal of any claim or agree to any of the foregoing with respect to the dissenting shares. As used herein, dissenting shares means shares of Anadarko common stock with respect to which appraisal rights are properly demanded and not withdrawn under the DGCL.

Lost Certificates

If a certificate representing shares of Anadarko common stock has been lost, stolen or destroyed, then, before an Anadarko stockholder will be entitled to receive the merger consideration to be paid in respect of the shares of Anadarko common stock represented by such lost, stolen or destroyed certificate, the holder will need to deliver an affidavit of that fact and, if required by Occidental or the surviving corporation, post a bond, in such reasonable amount as the surviving corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate.

Potential Adjustment to Merger Consideration to Prevent Dilution

In the event that, before the completion of the merger, any change in the outstanding shares of capital stock of Occidental or Anadarko occurs as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the relevant components of the merger consideration will be appropriately adjusted in order to provide Anadarko stockholders with the economic effect contemplated by the parties in the merger agreement. No such adjustment will be made for cash dividends or grants of equity compensation not prohibited by the merger agreement.

Treatment of Anadarko Stock Options and Other Stock-Based Awards

Anadarko Stock Options.  Upon completion of the merger, each outstanding Anadarko stock option will be cancelled and converted into the right to receive a cash amount equal to the product of (i) the excess, if any, of (1) the Option Consideration over (2) the per share exercise price of such Anadarko stock option; and (ii) the aggregate number of shares of Anadarko common stock subject to such Anadarko stock option. Each Anadarko stock option with an exercise price equal to or greater than the Option Consideration will be cancelled and terminated, without any payment in respect thereof.

Anadarko RSU Awards.  Upon completion of the merger, each outstanding Anadarko RSU award will convert into an Occidental restricted stock/cash unit award with respect to both (i) the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (x) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (y) the exchange ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares of Anadarko common stock subject to such Anadarko RSU award by (2) the per share cash consideration. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RSU award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

Anadarko RS Awards.  Upon completion of the merger, each outstanding Anadarko RS award will convert into an Occidental restricted stock/cash award with respect to both (i) the number (rounded to the nearest whole number) of shares of Occidental common stock determined by multiplying (x) the number of shares of Anadarko common stock subject to such Anadarko RS award by (y) the exchange ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares of Anadarko common stock subject to such Anadarko RS award by (2) the per share cash consideration. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Anadarko RS award, including any provisions for acceleration of vesting. Such terms and conditions include “double-trigger” protection of the converted award, meaning that upon certain qualifying terminations of employment during the applicable protection period following the closing of the merger, the award will immediately vest and become unrestricted as of such termination.

Anadarko PU Awards.  Upon completion of the merger, each outstanding Anadarko PU award will immediately vest and will be cancelled and converted into the right to receive a cash amount equal to the product of (x) 200% of the target number of shares of Anadarko common stock subject to such Anadarko PU award multiplied by (y) $76.00, less applicable tax withholdings. This amount will be payable on the earliest date that would not result in the imposition of any tax under Section 409A of the Code.

Anadarko Deferred Share Awards.  Upon completion of the merger, each outstanding Anadarko deferred share award will be cancelled and converted into the right to receive the merger consideration in respect of each share of Anadarko common stock subject to such Anadarko deferred share award. This amount will be payable within five business days following the completion of the merger or, if later, the earliest date that would not result in the imposition of tax under Section 409A of the Code.

For additional information on Anadarko’s stock-based awards, see “The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79.

Covenants and Agreements

Conduct of Business

Each of Occidental and Anadarko has agreed to certain covenants in the merger agreement restricting the conduct of its business between May 9, 2019 and the earlier of the completion of the merger and the termination of the merger agreement.

Interim Operations of Anadarko.  The merger agreement provides that until the effective time of the merger, except with the prior written consent of Occidental (such consent not to be unreasonably withheld, conditioned or delayed), Anadarko and its subsidiaries will conduct their business in the ordinary course consistent with past practice and in a manner not involving entry into businesses that are materially different from the business of Anadarko and its subsidiaries on the date of the merger agreement. Anadarko has also agreed that during this period it and its subsidiaries will use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties. In addition, Anadarko has agreed to the following specific restrictions on the conduct of its business during this period, which are subject to exceptions described in the merger agreement. Anadarko generally has agreed that, except with the prior written consent of Occidental (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will not permit any of its subsidiaries to:

•	adopt or propose any change in its certificate of incorporation or by-laws;
•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
•	issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of Anadarko or its subsidiaries, with certain exceptions;
•	effect a stock split or combine, subdivide, reclassify or otherwise adjust its outstanding shares of capital stock (including any shares of capital stock underlying options or other stock or stock-based awards), or declare any dividends, other than regular quarterly cash dividends consistent with past practice (which may not exceed $0.30 per share with respect to Anadarko dividends but, with respect to Western Midstream Partners, LP dividends, may include increases to the extent consistent with financial guidance published prior to the date of the merger agreement) and intra-group dividends among Anadarko and its subsidiaries;
•	redeem, purchase or otherwise acquire, directly or indirectly, any of its or its subsidiaries’ capital stock, with certain exceptions for repurchases, redemptions or acquisitions (i) required by the terms of its capital stock or any securities outstanding as of the date of the merger agreement, (ii) required by or in connection with the respective terms, as of the date of the merger agreement, of any company benefit plan or any dividend reinvestment plan in the ordinary course of the operations of such plan and consistent with past practice or (iii) in satisfaction of applicable tax withholdings and/or the exercise price of any Anadarko stock-based awards;
•	amend the terms of any outstanding options to purchase shares of Anadarko common stock or of any outstanding restricted stock, stock units or stock appreciation rights (provided that such covenant will not limit the administration of the relevant plans in accordance with past practices and interpretations of the Anadarko Board and the Compensation and Benefits Committee of the Anadarko Board);

•	make or authorize any capital expenditures except in amounts that are not in excess of (i) the aggregate budgeted amount indicated in the capital budget provided to Occidental and (ii) with respect to any line item in such capital budget, in an amount not to exceed the amount budgeted to such line item by more than the percentage specified therein; provided, however, that if the effective time of the merger does not occur in 2019, with respect to capital expenditures in future periods that are not covered by such capital budget, such maximum amounts will be based on a reasonable extrapolation of permissible expenditures from the capital budget; and provided, further, that Western Midstream Partners, LP will not make or authorize capital expenditures outside the ordinary course of business consistent with past practice;
•	increase the compensation or benefits of any director, officer or employee (except for normal increases in the ordinary course of business consistent with past practice or as required under applicable law or any company benefit plan existing on the date of the merger agreement) or enter into, adopt, extend or renew (with respect to extension or renewal only, for a term in excess of one year) (or waive or amend any performance or vesting criteria or accelerate funding under) any employment, change in control, severance, bonus, profit sharing, retirement, restricted stock, stock option, deferred compensation or other director, executive or employee benefit plan, policy, agreement or arrangement (except as required by applicable law or the terms of an agreement or arrangement existing on the date of the merger agreement or, with respect to individual non-U.S. payroll employees, in the ordinary course of business consistent with past practice or as required by applicable law);
•	acquire (i) any business or person or division thereof (whether by merger or consolidation, by purchase of all or a substantial portion of the assets or equity or voting interest in such persons, businesses or divisions or by any other manner) or (ii) any other assets (except certain E&P assets or any non-E&P assets acquired in the ordinary course of business consistent with past practice);
•	make any acquisition of any assets, property or securities of any person if such acquisition would, individually or in the aggregate, reasonably be expected to prevent, materially impede, materially interfere with or materially delay the completion of the merger;
•	sell, lease, license, encumber or otherwise dispose of any material assets or property, except pursuant to existing contracts or commitments or in the ordinary course of business consistent with past practice and in no event in an amount exceeding $100 million in the aggregate (provided that in no event will Anadarko, directly or indirectly, sell, lease, license, encumber or otherwise dispose of any equity interest in Western Midstream Partners, LP);
•	incur any indebtedness for borrowed money, guarantee or assume any such indebtedness of another person, issue or sell warrants or other rights to acquire any debt securities of Anadarko or any of its subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another person, or enter into any arrangement having the economic effect of any of the foregoing (other than (i) any such indebtedness among any person and its wholly owned subsidiaries, among any person’s wholly owned subsidiaries, and guarantees thereof, (ii) additional borrowings under Anadarko’s existing credit facility or existing credit facilities of its subsidiaries, in each case in accordance with the terms thereof or (iii) any such indebtedness incurred to replace, renew, extend, refinance or refund any indebtedness of Anadarko or any of its subsidiaries, in the case of clauses (ii) and (iii), subject to certain limitations);
•	modify, amend, terminate or waive any material rights under any material contract or enter into any agreement that would constitute a material contract, other than as expressly contemplated in the merger agreement or in the ordinary course of business consistent with past practice with respect to certain contracts (provided that Anadarko will not enter into any contracts or extensions of existing contracts relating to Anadarko’s U.S. offshore business with terms extending beyond December 31, 2019);
•	settle or compromise any claim, demand, lawsuit or state or federal regulatory proceeding, or waive, release or assign any rights or claims, in any such case (i) in an amount in excess of $25 million, (ii) that is otherwise qualitatively material to Anadarko or (iii) that imposes any material obligation to be performed by, or material restriction imposed against, Anadarko or its subsidiaries after the closing date of the merger (provided that Anadarko may not settle or propose to settle or compromise any transaction litigation except as permitted by the terms of the merger agreement);

•	change any method of financial accounting or financial accounting practice (except for changes that are not material or are required by concurrent changes in GAAP or applicable law);
•	enter into any joint venture, partnership, participation or other similar arrangement with respect to its U.S.-onshore business and operations other than in the ordinary course of business consistent with past practice and in an aggregate amount of assets contributed by Anadarko or any of its subsidiaries not exceeding $100 million;
•	enter into any joint venture, partnership, participation or other similar arrangement with respect to its U.S.-offshore business and operations;
•	make any loan, capital contribution or advance to or investment in any other person (other than Anadarko or any wholly owned subsidiary of Anadarko in the ordinary course of business consistent with past practice and other than pursuant to capital calls required pursuant to the terms of existing equity investments) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;
•	take any action that would limit Occidental’s or Anadarko’s freedom to license, cross-license or otherwise dispose of any of Anadarko’s intellectual property;
•	except as required by law, make, revoke or amend any material election relating to taxes or change any of its tax accounting or procedures currently in effect, settle any tax proceeding or file any amended tax return, in each case, that is reasonably likely to result in an increase to a tax liability, if that increase is material to Anadarko and its subsidiaries taken as a whole;
•	enter into any agreement that limits in any material respect the ability of Anadarko or its subsidiaries or would limit in any material respect the ability of Occidental or its subsidiaries after the merger to compete in any line of business or geographic area;
•	take any action that would reasonably be expected to prevent, materially impede, interfere with or delay the completion of the merger and the transactions contemplated by the merger agreement;
•	(i) except in the case of Western Midstream Partners, LP and its subsidiaries, enter into any new interest rate hedges other than extensions or replacements of existing hedges in the ordinary course of business entered into no earlier than September 1, 2019 or any new commodity hedges and (ii) in the case of Western Midstream Partners, LP and its subsidiaries, enter into any new interest rate hedges or commodity hedges other than in the ordinary course of business consistent with past practice;
•	incur any third-party capital in respect of any non-consented AFEs without the prior written consent of Occidental (such consent not to be unreasonably withheld, conditioned or delayed);
•	take other specified actions agreed to by the parties; or
•	agree or commit to do any of the foregoing.

Interim Operations of Occidental.  The merger agreement provides that until the effective time of the merger, except with the prior written consent of Anadarko (such consent not to be unreasonably withheld, conditioned or delayed), Occidental and its subsidiaries will conduct their business in a manner not involving the entry by Occidental or its subsidiaries into lines of business that are materially different from the lines of business of Occidental and its subsidiaries as of the date of the merger agreement. Occidental generally has agreed that, except with the prior written consent of Anadarko (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will not permit any of its subsidiaries to:

•	adopt or propose any change in the certificate of incorporation or by-laws of Occidental (other than any certificate of designations adopted in connection with the Berkshire Hathaway investment);
•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Occidental;
•	except as contemplated by the Berkshire Hathaway investment, effect a stock split or combine, subdivide or reclassify Occidental’s outstanding shares of capital stock, or declare any dividends on Occidental’s capital stock, other than regular quarterly cash dividends consistent with past practice

(including increases in such dividends consistent with past practice), and in any case not including any special dividend (provided, however, that Occidental will not declare, set aside or pay any dividend except in accordance with the terms of the merger agreement, described under the heading “—Coordination of Dividends”);

•	acquire any assets, property or securities if, individually or in the aggregate, such acquisition or acquisitions would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the completion of the merger and the transactions contemplated by the merger agreement; or
•	agree or commit to do any of the foregoing.

Anadarko Stockholder Meeting.  The merger agreement requires Anadarko, as promptly as practicable after Occidental’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, is declared effective, to duly call, give notice of, convene and hold a meeting of its stockholders (the “Anadarko stockholder meeting”) for the purpose of obtaining the required approval of the merger proposal by the Anadarko stockholders (the “Anadarko stockholder approval”). Matters contemplated by the Anadarko stockholder approval are the only matters (other than matters of procedure and matters required by law to be voted on by Anadarko’s stockholders in connection therewith or, with Occidental’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), matters contemplated to otherwise have been submitted to the Anadarko stockholders at Anadarko’s 2019 annual stockholder meeting) that Anadarko may propose to be voted on by the Anadarko stockholders at the Anadarko stockholders meeting.

Anadarko may not adjourn, postpone or otherwise delay the Anadarko stockholder meeting without the prior written consent of Occidental unless (i) after consultation with Occidental, Anadarko believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (x) solicit additional proxies necessary to obtain the Anadarko stockholder approval, or (y) distribute any supplement or amendment to the Anadarko proxy statement the distribution of which the Anadarko Board has determined in good faith to be necessary under applicable law after consultation with, and taking into account the advice of, outside legal counsel or (ii) for an absence of a quorum. Notwithstanding the foregoing, Anadarko may not, without the prior written consent of Occidental (such consent not to be unreasonably withheld, conditioned or delayed), postpone the Anadarko stockholder meeting more than a total of three times pursuant to clause (i)(x) or (ii) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (i)(x) or (ii) of the immediately preceding sentence will be, without the prior written consent of Occidental (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten business days and in no event may Anadarko postpone the Anadarko stockholder meeting without the written consent of Occidental if doing so would require the setting of a new record date. Anadarko will otherwise coordinate and cooperate with Occidental with respect to the timing of the Anadarko stockholder meeting and will otherwise comply with all legal requirements applicable to the Anadarko stockholder meeting.

No Solicitation.  Anadarko has agreed that it and its subsidiaries will not, and that it will direct and use its reasonable best efforts to cause its and its subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•	take any action to solicit, initiate or knowingly encourage or facilitate the making of any acquisition proposal (as defined below) or any inquiry with respect to an acquisition proposal;
•	engage in discussions or negotiations with any person with respect to an acquisition proposal (except to notify them of the existence of the applicable provisions of the merger agreement);
•	disclose any nonpublic information or afford access to properties, books or records to any person that has made, or to Anadarko’s knowledge is considering making, an acquisition proposal;
•	approve or recommend, propose to approve or recommend, or execute or enter into any agreement relating to an acquisition proposal; or
•	propose publicly or agree to do any of the foregoing.

An “acquisition proposal” is any bona fide written offer or proposal for, or bona fide written indication of interest in, any:

•	direct or indirect acquisition or purchase of any business or assets of Anadarko or any of its subsidiaries that constitutes, either individually or in the aggregate, 20% or more of the net revenues, net income, EBITDA or assets of Anadarko and its subsidiaries, taken as a whole;
•	direct or indirect acquisition or purchase of 20% or more of any class of equity securities of Anadarko or of any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income, EBITDA or assets of Anadarko and its subsidiaries, taken as a whole;
•	tender offer or exchange offer that, if completed, would result in any person owning 20% or more of any class of equity securities of Anadarko, or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of Anadarko and its subsidiaries, taken as a whole; or
•	merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving Anadarko or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of Anadarko and its subsidiaries, taken as a whole, other than the transactions contemplated by the merger agreement.

The Anadarko Board may, however, make any disclosure if, in the good faith judgment of the Anadarko Board, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the Anadarko directors’ exercise of their fiduciary duties to Anadarko’s stockholders under applicable law. If the disclosure relates to an acquisition proposal, it will be deemed to constitute a change in the Anadarko Board’s recommendation in favor of the adoption of the merger agreement unless the Anadarko Board reaffirms its recommendation in that disclosure. In addition but subject to the terms and conditions contained in the merger agreement, prior to the adoption of the merger agreement by the Anadarko stockholders, Anadarko may:

•	furnish information and access, but only in response to a request, to a person making a bona fide, written acquisition proposal to the Anadarko Board that was not obtained in breach of the non-solicitation provisions or certain other deal-protection provisions of the merger agreement; and
•	participate in discussions and negotiate with the person or its representatives making the acquisition proposal.

Anadarko may only furnish information and participate in discussions as described above, however, if Anadarko first delivers to Occidental written notice advising Occidental that Anadarko intends to take such action, and:

•	the Anadarko Board concludes in good faith, after (i) receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal (as defined below) and (ii) taking into account any revised terms proposed by Occidental after Occidental is notified of such acquisition proposal pursuant to the terms of the merger agreement, that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Anadarko’s stockholders under applicable law;
•	prior to any engagement or disclosure otherwise permitted by the merger agreement, Anadarko receives from the person making the acquisition proposal an executed confidentiality agreement whose material confidentiality terms are, in all material respects, no less favorable to Anadarko and no less restrictive to the person making the acquisition proposal than those contained in the existing confidentiality agreement between Anadarko and Occidental, and any information provided to such person is provided to Occidental prior to or substantially concurrently with the time it is provided to such person.

In the event that on or after the date of the merger agreement Anadarko receives an acquisition proposal or any request for nonpublic information relating to Anadarko or any of its subsidiaries or for access to the properties, books or records of Anadarko or any of its subsidiaries by any person that has made, or to Anadarko’s knowledge may be considering making an acquisition proposal, Anadarko will (i) promptly (and in no event later than 24 hours after receipt thereof) notify (which notice will be provided orally and in writing and will identify the person making such acquisition proposal or request and set forth the material terms thereof) Occidental thereof, (ii) keep Occidental reasonably and promptly informed of the status and material terms of (including changes to the status or material terms of) any such acquisition proposal or request and (iii) as promptly as practicable (but in no event later than 24 hours after receipt) provide Occidental unredacted copies of all material correspondence and written materials sent or provided to Anadarko or any of its subsidiaries that describes any terms or conditions thereof (including any proposed transaction agreements and schedules and exhibits thereto and any financing commitments related thereto as well as written summaries of any material oral communications relating to the terms and conditions thereof).

A “superior proposal” is a bona fide written acquisition proposal for or in respect of at least a majority of the outstanding shares of Anadarko common stock or Anadarko’s and its subsidiaries’ assets:

•	on terms that the Anadarko Board determines, in its good faith judgment (after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel), taking into account all the terms and conditions of such acquisition proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any revisions to the terms of the merger or the merger agreement proposed by Occidental, are more favorable to Anadarko’s stockholders than the merger and other transactions contemplated by the merger agreement; and
•	constitutes a transaction that is reasonably likely to be consummated on the terms proposed, taking into account all legal, financial, regulatory and other aspects of that proposal.

Anadarko Board’s Recommendation to Stockholders.  Anadarko has agreed that the Anadarko Board will recommend the adoption of the merger agreement to Anadarko’s stockholders and to include such recommendation in this proxy statement/prospectus. The merger agreement provides that, subject to the exceptions described below, neither the Anadarko Board nor any committee thereof will (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Occidental, the approval of the merger agreement, the merger or the recommendation of the Anadarko Board (any action referred to in this clause (i), a “change in the Anadarko recommendation”) or (ii) approve or recommend, or propose publicly to approve or recommend, any acquisition proposal. For purposes of the merger agreement, a change in the Anadarko recommendation includes (x) any approval or recommendation of (or public proposal to approve or recommend) an acquisition proposal by the Anadarko Board or any committee thereof and (y) any failure by Anadarko to include the Anadarko Board recommendation in this proxy statement/prospectus. Notwithstanding the foregoing restrictions, prior to obtaining the Anadarko stockholder approval:

•	the Anadarko Board is permitted, in response to a superior proposal received after the date of the merger agreement and not resulting from a breach of the merger agreement, to not make the Anadarko Board recommendation or to withdraw or modify, in a manner adverse to Occidental, the Anadarko Board recommendation, or to cause Anadarko to terminate the merger agreement in accordance with its terms to enter into a definitive agreement providing for a superior proposal, if:
•	the Anadarko Board determines in its good faith judgment, after consulting with outside legal counsel, that making the Anadarko Board recommendation or failing to effect a change in the Anadarko recommendation would be reasonably likely to be inconsistent with the exercise of its fiduciary duties;
•	Anadarko has given Occidental advance written notice of its decision to take such action, including the reasons for the change and specifying the material terms and conditions of the applicable acquisition proposal and the identity of the person making the proposal;
•	for a period of four business days following the notice delivered pursuant to the immediately preceding bullet (the “superior proposal match period”), Occidental is given the opportunity to propose revisions to the terms of the merger agreement (or to make another proposal) in response to such acquisition proposal and during such period Anadarko has made its representatives reasonably available to negotiate with Occidental (to the extent Occidental wishes to negotiate) with respect to such proposed revisions or other proposal, if any (provided that any amendment or modification (other than immaterial amendments or modifications) of such acquisition proposal will require a new notice period with a new superior proposal match period of three business days); and

•	the Anadarko Board determines in good faith that the acquisition proposal is a superior proposal at the end of the superior proposal match period (as may be extended) and after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, as well as any revisions to the terms of the merger or the merger agreement proposed by Occidental;
•	the Anadarko Board is permitted, in response to an intervening event (as defined below) occurring after the date of the merger agreement and not relating to an acquisition proposal, to not make the Anadarko Board recommendation, or to effect a change in the Anadarko recommendation, if:
•	the Anadarko Board determines in its good faith judgment, as a result of the intervening event, after consulting with outside legal counsel, that making the recommendation or failing to effect a change in the Anadarko recommendation would be reasonably likely to be inconsistent with the exercise of its fiduciary duties to stockholders;
•	for a period of five business days following the notice delivered by Anadarko to Occidental of the decision of the Anadarko Board to take such action (the “intervening event match period”), which notice will describe the intervening event in reasonable detail, Occidental is given the opportunity to propose revisions to the merger agreement (or to make another proposal) in response to such intervening event and during such period Anadarko has made its representatives reasonably available to negotiate with Occidental (to the extent Occidental wishes to negotiate) with respect to such proposed revisions or other proposal, if any (provided that any change in fact (other than an immaterial change) relating to such intervening event will require a new notice period with a new intervening event match period of three business days); and
•	Occidental does not make, within the intervening event match period (as may be extended) a proposal that the Anadarko Board determines, in good faith, after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, would obviate the need to not make or withdraw or modify the Anadarko Board recommendation.

An “intervening event” means any event, development or change in circumstances that was not known to the Anadarko Board, or the consequences of which were not reasonably foreseeable as of the date of the merger agreement, which event, change or development becomes known to the Anadarko Board prior to obtaining the approval of the Anadarko stockholders. However, the following events, changes or developments will not constitute an intervening event:

•	the receipt, existence or terms of an acquisition proposal or any matter relating to, or consequences of, such acquisition proposal; or
•	any change in the price or trading volume of Anadarko’s common stock, Occidental’s common stock or any other securities of Anadarko, Occidental or any of their respective subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an intervening event).

Even if the Anadarko Board changes its recommendation in favor of the merger agreement in a manner adverse to Occidental (but provided that Anadarko does not terminate the merger agreement in order to accept a superior proposal), Anadarko must still call a stockholder meeting as otherwise required by the merger agreement and submit the adoption of the merger agreement and the merger to the vote of Anadarko’s stockholders.

Best Efforts Covenant.  Occidental and Anadarko have agreed to cooperate with each other and use their best efforts to promptly:

•	take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and

•	obtain as soon as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party or governmental body, agency, authority or official which are necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement.

Occidental and Anadarko have submitted the notifications required under the HSR Act relating to the merger. The FTC granted early termination of the applicable waiting period under the HSR Act on June 3, 2019. Prior to closing, Occidental and Anadarko have each agreed to keep the other apprised of the status of matters relating to the completion of the merger and work cooperatively in connection with obtaining all required approvals or consents of any governmental agency, body, authority or entity in connection with the merger. Occidental and Anadarko have certain rights to review and be informed of filings or written materials made or submitted by the other party to any governmental agency, body, authority or entity in connection with the transactions contemplated by the merger agreement, and are required to provide the other party with the opportunity to participate in any meeting with any governmental agency, body, authority or entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by the merger agreement, provided that Occidental is entitled to lead all such processes.

Without limiting the foregoing, Occidental and Anadarko have also agreed to use their best efforts to:

•	avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the closing, on or before the end date (as defined under “—Termination of the Merger Agreement” below), including without limitation defending through litigation on the merits any claim asserted in any court by any person; and
•	avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental agency, body, authority or entity with respect to the merger so as to enable the closing to occur as soon as reasonably possible (and in any event no later than the end date), including, without limitation, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Occidental, Anadarko and their respective subsidiaries and (ii) otherwise taking or committing to take actions that after the closing would limit Occidental or its subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Occidental, Anadarko and their respective subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the closing.

Occidental and, if requested by Occidental, Anadarko will agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or Occidental or Occidental’s subsidiaries’ ability to retain, any of the businesses, product lines or assets of Occidental, Anadarko or any of their respective subsidiaries, but only if such action is conditioned upon the completion of the merger. Neither Anadarko nor any of its subsidiaries may, without Occidental’s prior written consent, sell, divest or dispose of any assets, license any specified Anadarko intellectual property, commit to any sale, divestiture or disposal of businesses, product lines or assets of Anadarko and Anadarko’s subsidiaries or any license of specified Anadarko intellectual property or take any other action or commit to take any action that would limit Anadarko’s, Occidental’s or any of their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or specified Anadarko intellectual property.

However, notwithstanding the foregoing, Occidental is not required to take (or to request or authorize Anadarko or any of Anadarko’s subsidiaries to undertake) any action if it would reasonably be expected to result in a substantial detriment. For this purpose, “substantial detriment” means changes or effects which would, individually or in the aggregate (and after giving effect to any reasonably expected proceeds of any divestiture or sale of assets), result in, or be reasonably likely to result in, a material adverse effect on Anadarko and its subsidiaries, taken as a whole, at or after the effective time of the merger. Any requirement to divest, hold separate or limit the operation of any division, subsidiary, interest, business, product line, asset or property relating to the operations conducted by Occidental and its subsidiaries prior to the effective time of the merger will be deemed to result in a substantial detriment if such action with respect to a comparable amount of assets or businesses of Anadarko and its subsidiaries, taken together with all other such actions taken, would be reasonably likely, in the aggregate, to have a material adverse effect on Anadarko and its subsidiaries, taken as a whole, at or after the effective time of the merger.

Certain Employee Benefits Matters.  For one year following the effective time of the merger, Occidental will continue to provide to each individual who is employed by Anadarko and its subsidiaries as of the effective time of the merger who remains employed with Occidental or any of its subsidiaries (each an “affected employee”), for so long as such affected employee remains employed by Occidental or any of its subsidiaries during such one-year period:

•	base compensation that is no less favorable than that which was provided to the affected employee immediately before the effective time of the merger;
•	short- and long-term incentive compensation opportunities that are no less favorable in the aggregate than those which were provided to the affected employee immediately before the effective time of the merger, and
•	all other compensation and employee benefits (excluding severance) that are no less favorable in the aggregate than those which were provided to the affected employee immediately before the effective time of the merger.

For purposes of determining whether compensation and employee benefits are no less favorable in the aggregate, (i) retention, sale, stay or change-in-control payments or awards or any similar compensation or benefit will not be taken into account, (ii) in lieu of stock-based awards, Occidental may substitute other forms of cash-based compensation having substantially equivalent value and equivalent vesting terms and (iii) Occidental may determine the value of defined benefit pension plan benefits provided immediately prior to the effective time of the merger in its good faith discretion; provided, however, that defined benefit pension plan benefits will not be taken into account for purposes of determining whether all other compensation and employee benefits are no less favorable in the aggregate for any particular affected employee, if Occidental provides such affected employee with retirement benefits (excluding retiree welfare benefits) that are no less favorable than those provided to similarly situated employees of Occidental and its subsidiaries. However, notwithstanding the foregoing, the terms and conditions of employment for any affected employees who are covered by a collective bargaining agreement, works council agreement, or other contract or agreement with any labor union, works council or other employee representative organization will continue to be governed by such contract or agreement.

Occidental will, or will cause the surviving corporation to, give affected employees full credit for purposes of eligibility, vesting and benefit accrual (other than benefit accruals under any defined benefit pension or eligibility or benefit accruals under any post-employment or retiree health or welfare plan that, in each case, is not an Anadarko benefit plan) under any employee benefit plans or arrangements maintained by Occidental or any subsidiary of Occidental for such affected employees’ service with Anadarko or any of its subsidiaries (including any predecessor or acquired entity or any other entity for which Anadarko and its subsidiaries have given credit for prior service) to the same extent recognized by Anadarko immediately prior to the effective time of the merger, except to the extent that such credit would result in a duplication of benefits or compensation for the same period of service.

Occidental will, or will cause the surviving corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the affected employees under any welfare benefit plans in which such employees may be eligible to participate after the effective time of the merger, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the effective time of the merger under any welfare plan maintained for the affected employees immediately prior to the effective time of the merger, and (ii) for the year in which the effective time of the merger occurs, provide each affected employee with credit for any co-payments and deductibles paid prior to the effective time of the merger in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which such employees are eligible to participate after the effective time of the merger.

Indemnification and Insurance of Anadarko Directors and Officers. Occidental has agreed that:

•	for six years after the effective time of the merger, it will cause the surviving corporation and each of its subsidiaries (other than Western Midstream Partners, LP and its subsidiaries) to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the merger agreement or who becomes, prior to the effective time of the merger, a director, officer or employee of Anadarko or of any such subsidiary, as applicable, or who acts as a fiduciary under any Anadarko benefit plan or is or was serving at the request of Anadarko or of such subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any threatened or actual claim (including a claim of a violation of applicable law) or other proceeding, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim or proceeding results in a formal civil or criminal litigation or regulatory action to which such person is involved based, in whole or in part, on or arising, in whole or in part, out of such service or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the effective time of the merger and whether asserted or claimed prior to, at or after the effective time of the merger, in each case to the fullest extent permitted by applicable law;
•	it will cause the surviving corporation to put in place, and Occidental will fully prepay no later than immediately prior to the closing of the merger, “tail” insurance policies with a claims reporting or discovery period of at least six years from the effective time of the merger with terms and conditions no less favorable than the current directors’ and officers’ liability insurance policies maintained by Anadarko with respect to matters, acts or omissions existing or occurring at or prior to the effective time of the merger; provided that Occidental may elect in its sole discretion, but will not be required, to spend more than 300% of the last annual premium paid by Anadarko prior to the date of the merger agreement for the six years of coverage under such “tail” policy.

Coordination of Dividends.  Occidental and Anadarko have agreed to coordinate the record and payment dates for their regular quarterly dividends to ensure that (i) Anadarko stockholders will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Anadarko common stock and Occidental common stock that such holders receive in exchange therefor in the merger and (ii) without limiting clause (i), that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend is no later than five business days following the one-year anniversary of such dates for the corresponding quarter of the preceding year (provided that in the quarter in which the closing of the merger occurs, if the record date of Anadarko’s quarterly dividend has been declared and is a date prior to the effective time of the merger, then such quarterly dividend declaration date and record date of Anadarko will occur no later than such date as is necessary to ensure that holders of Anadarko common stock receive a quarterly dividend in accordance with clause (i)).

Financing.  Occidental and Anadarko have agreed to cooperate with each other with respect to customary actions that are reasonably requested by Occidental to be taken by Anadarko or its subsidiaries under Anadarko’s existing credit facility or with respect to any of Anadarko’s outstanding debt securities in connection with the merger, subject to certain exceptions and requirements.

Occidental and Merger Subsidiary have agreed to, and have agreed to cause their respective subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the committed financing (as defined below) on the terms and conditions set forth in the commitment letters (as defined below), including using reasonable best efforts to:

•	maintain in effect the commitment letters until the completion of the transactions contemplated by the merger agreement (provided that the commitments under the commitment letters may be reduced in accordance with certain specific conditions); and
•	unless Occidental reduces the commitments under the commitment letters to zero pursuant to certain commitment reductions permitted by the merger agreement, (i) timely (and in any event by the effective time of the merger) negotiate and enter into definitive agreements with respect to the facilities contemplated by the commitment letters on the terms and conditions set forth therein, (ii) satisfy or cause to be waived on a timely basis (and in any event by the effective time of the merger) all conditions to funding applicable to Occidental set forth in the commitment letters or such definitive agreements that are within its (or any of its affiliates’) control and otherwise comply with its obligations thereunder and (iii) upon the satisfaction or waiver of such conditions, consummate, and cause the financing sources to fund, the committed financing at the effective time of the merger (including using reasonable best efforts to enforce all of its rights under the commitment letters).

“Commitment letters” means (i) the commitment letter dated as of May 9, 2019 from BofA, BAML and CGMI, pursuant to which BofA and CGMI have agreed, subject to the terms and conditions therein, to provide Occidental with debt financing in connection with the merger and the other transactions contemplated by the merger agreement and (ii) the executed fee letters referenced therein. “Committed financing” means the debt financing committed pursuant to the commitment letters. If Occidental obtains substitute commitment letters or alternative financing commitment letters, the terms “commitment letters” and “committed financing” will include such substitute commitment letters and alternative financing commitment letters and the substitute financing and alternative financing contemplated thereby, as applicable.

Occidental may substitute one or more commitments from financial institutions to provide substitute debt financing for all or any portion of the committed financing if such substitute financing satisfies certain conditions set forth in the merger agreement. Further, if any portion of the committed financing becomes unavailable, and such unavailable amount is reasonably required for Occidental and Merger Subsidiary to satisfy their obligations under the merger agreement at the effective time of the merger, Occidental will promptly notify Anadarko in writing of such unavailable financing and Occidental will use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources that satisfies certain conditions set forth in the merger agreement.

Occidental has agreed not to permit any amendment or modification to or waiver of any provision or remedy under, the commitment letters, any other definitive agreement related to the committed financing or the securities purchase agreement governing the Berkshire Hathaway investment, with certain exceptions. Occidental has also agreed to keep Anadarko reasonably informed on a timely basis of the status of Occidental’s efforts to obtain the committed financing, to satisfy the conditions of the committed financing and to give Anadarko prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the committed financing, and of certain other occurrences specified in the merger agreement relating to the committed financing.

Until the effective time of the merger (or the earlier termination of the merger agreement), Anadarko has agreed to, and has agreed to cause each of its subsidiaries (other than Western Midstream Partners, LP and its subsidiaries) to, use its and their reasonable best efforts to cause its and their representatives to, use their respective reasonable best efforts to provide such customary cooperation as is reasonably requested by Occidental in writing to assist Occidental in the arrangement, syndication and completion of the committed financing or other bank financing or capital markets financing entered into to finance Occidental’s and Merger Subsidiary’s obligations under the merger agreement (collectively, the “financing”), including by using reasonable best efforts to take certain actions specified in the merger agreement.

Notwithstanding the foregoing, in connection with the financing or any cooperation contemplated by the financing covenant in the merger agreement, none of Anadarko or its subsidiaries or any of their respective representatives will:

•	be required to provide any cooperation pursuant to the financing covenant to the extent such cooperation would reasonably be expected to interfere unreasonably with the ongoing business or operations of Anadarko and its subsidiaries;
•	be required to pass resolutions or consents to approve or authorize the execution of the financing or any other cooperation contemplated by the financing covenant, or execute or deliver any certificate, document, legal opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in connection therewith, in each case, that (i) is effective prior to the effective time of the merger or that would be effective if the effective time of the merger does not occur (other than certain authorization letters) or (ii) would be inaccurate in light of the facts and circumstances at the time approved, authorized, executed or delivered, as applicable;

•	become bound by any terms of the financing prior to the effective time of the merger;
•	be required to pay any commitment or other similar fee or incur any other cost or expense for which it has not received simultaneous or prior reimbursement or, with respect to immaterial costs or expenses, for which it is not indemnified by or on behalf of Occidental in connection with the financing or any other cooperation contemplated by the financing covenant prior to the effective time of the merger;
•	be required to disclose or provide any information in connection with the financing or any other cooperation contemplated by the financing covenant, the disclosure of which, in the judgment of Anadarko, is restricted by contract or applicable law, is subject to attorney-client privilege (except that such person will use reasonable best efforts to disclose such information in a way that would not jeopardize such privilege) or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation; provided, in each case, that Anadarko will, to the extent practicable and not prohibited by contract or applicable law, inform Occidental promptly of such contract, law, privilege or potential disclosure or violation;
•	be required to prepare or deliver (i) any financial information in a form not customarily prepared by Anadarko or its subsidiaries in the ordinary course of their business and not readily available to it, (ii) any financial information with respect to a fiscal period that has not yet ended or (iii) any pro forma financial information or projections;
•	be required to deliver any legal opinion or negative assurance letter in connection with the financing or any other cooperation contemplated by the financing covenant;
•	be required to take any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, any of their respective organizational or governing documents, or any applicable law or contracts;
•	be required to take any action that would cause Anadarko or any of its subsidiaries to breach any representation, warranty, covenant or agreement in the merger agreement;
•	be required to take any action that could reasonably be expected to cause any director, officer or employee or stockholder of Anadarko or any of its subsidiaries to incur any personal liability; or
•	be an issuer or other obligor with respect to the financing prior to the effective time of the merger.

Occidental has agreed to indemnify and hold harmless Anadarko and each of its subsidiaries and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by the financing covenant (other than arising from fraud or willful misconduct on the part of Anadarko or its subsidiaries), whether or not the merger is consummated or the merger agreement is terminated. Occidental will also, promptly upon request by Anadarko, reimburse Anadarko for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by Anadarko or its subsidiaries in connection with the financing covenant, whether or not the merger is consummated or the merger agreement is terminated.

Anadarko has agreed that, from and after January 1, 2020 until the effective time of the merger, none of Anadarko or any of its subsidiaries (other than Western Midstream Partners, LP or its subsidiaries) will, without the prior written consent of Occidental (not to be unreasonably withheld or delayed), file any prospectus supplement or registration statement or consummate any offering of securities that requires registration under the Securities Act or that includes any actual or contingent commitment to register such securities under the Securities Act in the future (provided that Anadarko and its subsidiaries may file any Form S-8 registration statement and consummate any transaction under such Form S-8 registration statement).

Occidental and Merger Subsidiary have also acknowledged and agreed that obtaining or consummating any or all of the committed financing or any other financing is not a condition to the merger, and that if any of the committed financing or other financing is not obtained or consummated, Occidental and Merger Subsidiary will each continue to be obligated to consummate the merger, subject to the conditions described under “—Conditions to the Completion of the Merger” below.

Other Covenants.  The merger agreement contains certain other covenants and agreements, including covenants relating to, among other matters:

•	the resignations of Anadarko directors;
•	Occidental taking all necessary actions to cause the shares of Occidental common stock issuable in connection with the merger to be approved for listing on the NYSE (subject to official notice of issuance);
•	Occidental causing Merger Subsidiary to comply with its obligations under the merger agreement;
•	cooperation between Anadarko and Occidental regarding additional filings with governmental entities;
•	cooperation between Anadarko and Occidental in the preparation of this proxy statement/prospectus;
•	confidentiality and access by each party to certain information about the other party during the period before the effective time of the merger;
•	cooperation between Anadarko and Occidental in connection with public announcements;
•	further assurances regarding actions necessary to vest, perfect or confirm of record in the surviving corporation any and all right, title and interest in the rights, properties or assets of Anadarko as a result of the merger;
•	notification to the other party of any notices from governmental entities or any actions commenced or threatened in connection with the merger;
•	taking all actions as are legally permissible to eliminate or minimize the effects of takeover laws on the merger and the transactions contemplated thereby;
•	causing any dispositions of Anadarko common stock resulting from the merger and any acquisitions of Occidental common stock resulting from the merger by each individual who may become subject to reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act;
•	cooperation between the parties and the use of Anadarko’s reasonable best efforts to cause (i) the delisting of the Anadarko common stock from the NYSE as promptly as practicable after the effective time of the merger and (ii) deregistration of the Anadarko common stock pursuant to the Exchange Act as promptly as practicable after such delisting;
•	cooperation between the parties with respect to the treatment of certain indebtedness of Anadarko; and
•	cooperation between Anadarko and Occidental in the defense or settlement of any stockholder litigation relating to the merger.

Representations and Warranties

Anadarko makes various representations and warranties to Occidental in the merger agreement that are subject in some cases to exceptions and qualifications set forth in the merger agreement. These representations and warranties relate to, among other things:

•	corporate authorization to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;
•	the stockholder vote and governmental approvals required in connection with the contemplated transactions;
•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;
•	capitalization;
•	ownership of subsidiaries;

•	matters relating to Western Midstream Partners, LP;
•	filings with the SEC;
•	financial statements;
•	accuracy of information provided for inclusion in this proxy statement/prospectus;
•	disclosure controls and procedures and internal control over financial reporting;
•	absence of material changes since December 31, 2018;
•	absence of undisclosed material liabilities;
•	litigation;
•	tax matters;
•	employee benefits and labor matters;
•	compliance with laws;
•	regulatory matters, including compliance with (i) anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010, (ii) money laundering related laws, such as the U.S. Currency and Foreign Transaction Reporting Act of 1970 and the U.S. Money Laundering Control Act of 1986 and (iii) economic sanctions/trade laws;
•	environmental matters;
•	title to properties;
•	material contracts and contracts relating to Anadarko’s exploration and production operations;
•	intellectual property;
•	confidentiality agreements;
•	finders’ or advisors’ fees;
•	receipt by the Anadarko Board of opinions of Anadarko’s financial advisors as to the fairness, from a financial point of view, of the merger consideration to be received by Anadarko stockholders pursuant to the merger agreement;
•	inapplicability of the Delaware anti-takeover statute; and
•	termination of the Agreement and Plan of Merger, dated as of April 11, 2019, by and among Chevron Corporation, Justify Merger Sub 1 Inc., Justify Merger Sub 2 Inc. and Anadarko, and payment of the related termination fee.

In addition, Occidental and Merger Subsidiary make representations and warranties to Anadarko. These representations and warranties relate to, among other things:

•	corporate authorization to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;
•	the governmental approvals required in connection with the contemplated transactions;
•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;
•	capitalization;
•	filings with the SEC;
•	financial statements;
•	accuracy of information provided for inclusion in this proxy statement/prospectus;
•	disclosure controls and procedures and internal control over financial reporting;

•	absence of material changes since December 31, 2018;
•	absence of undisclosed material liabilities;
•	litigation;
•	compliance with laws;
•	regulatory matters, including compliance with (i) anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010, (ii) money laundering related laws, such as the U.S. Currency and Foreign Transaction Reporting Act of 1970 and the U.S. Money Laundering Control Act of 1986 and (iii) economic sanctions/trade laws;
•	the commitment letters and sufficiency of funds;
•	capitalization of Merger Subsidiary; and
•	ownership of Anadarko common stock.

The representations and warranties in the merger agreement do not survive the closing or termination of the merger agreement.

Certain of the representations and warranties made by the parties are qualified as to “knowledge”, “materiality” or “material adverse effect”. For purposes of the merger agreement, “material adverse effect” means, with respect to either Occidental or Anadarko, as applicable, any state of facts, change, development, event, effect, condition or occurrence (each, an “effect”) that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the financial condition, business, assets or continuing results of operations of the relevant company and its subsidiaries, taken as a whole. However, in no event will any of the following effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a material adverse effect:

•	any changes in general U.S. or global economic conditions or securities, credit, financial or other capital markets conditions;
•	any changes or conditions affecting the oil and gas industry in general (including changes to commodity prices, general market prices and regulatory changes affecting the industry);
•	any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters);
•	acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing;
•	the negotiation, execution, announcement, pendency, compliance with or performance of the merger agreement, the transactions contemplated thereby or the terms thereof or the completion of the transactions contemplated thereby, including the impact thereof on the relationships of the relevant company and its subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities (provided that this clause will not apply to any representation or warranty made by the relevant company in the section entitled “Non-Contravention” of the merger agreement (and, solely with respect to Anadarko, certain representations and warranties set forth in the merger agreement related to the entitlement of any current or former employee, consultant or officer of Anadarko or any of its subsidiaries as a result of the completion of the transactions contemplated by the merger agreement to severance pay, unemployment compensation or any other payment (except as provided in the merger agreement or as required by law) or the acceleration of the time of payment or vesting, increase in the amount of compensation due to any such employee, consultant or officer or triggering of any other material obligation pursuant to any company benefit plan, except as provided in the merger agreement) (or any condition to any party’s obligation to consummate the merger relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the merger);
•	any action taken or failure to take action that the other party has requested in writing;

•	changes in applicable law or regulation or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions;
•	any decline in the market price, or change in trading volume, of such party’s capital stock; or
•	any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in this clause and the clause immediately prior to this clause will not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided in the merger agreement) is a material adverse effect);

provided that, in the case of the first four clauses listed above, to the extent the impact on the relevant company and its subsidiaries, taken as a whole, is disproportionate to the impact on other similarly situated entities, the incrementally disproportionate impact or impacts will be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect.

Conditions to Completion of the Merger

The obligations of each of Occidental, Anadarko and Merger Subsidiary to complete the merger are subject to the satisfaction or, to the extent permitted by law and in accordance with the merger agreement, waiver of the following conditions:

•	adoption by the Anadarko stockholders of the merger agreement;
•	expiration or termination of the HSR Act waiting period;
•	absence of any legal or regulatory prohibition on completion of the merger;
•	Occidental’s registration statement on Form S-4, which includes this proxy statement/prospectus, being effective and not subject to any stop order by the SEC; and
•	approval for the listing on the NYSE of the shares of Occidental common stock to be issued in the merger.

In addition, the obligations of each of Occidental, Anadarko and Merger Subsidiary to complete the merger are subject to the satisfaction or, to the extent permitted by law and in accordance with the merger agreement, waiver of the following conditions:

•	accuracy as of closing of the representations and warranties made by the other party to the extent specified in the merger agreement;
•	performance in all material respects of all of the obligations of the other party required to be performed by it in the merger agreement prior to the closing date of the merger; and
•	receipt of a certificate executed by an authorized officer of the other party certifying that the conditions above have been satisfied.

Termination of the Merger Agreement

Right to Terminate.  The merger agreement may be terminated at any time prior to the effective time of the merger, even if the Anadarko stockholders have previously approved the merger, in any of the following ways:

•	By the mutual written consent of Occidental and Anadarko.
•	By either Occidental or Anadarko:
•	if the merger has not been completed by February 9, 2020 (or, if the reason for not closing by February 9, 2020 is that the regulatory conditions specified in the merger agreement have not been satisfied by that date or because of an injunction prohibiting completion of the merger, and all other closing conditions of the parties have been satisfied, duly waived or are then capable of being satisfied, May 9, 2020), provided that neither Occidental nor Anadarko can terminate the merger agreement due to the occurrence of the end date if its failure to fulfill any obligation under the merger agreement has principally caused or resulted in the failure to complete the merger on or before such end date; or

•	if the Anadarko stockholder approval has not been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof; or
•	if there is any law or regulation that makes completion of the merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Occidental or Anadarko from consummating the merger is entered and such judgment, injunction, order or decree becomes final and nonappealable; provided that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the covenant to use best efforts has principally caused or resulted in the imposition of such restraint or the failure of such restraint to be resisted, resolved or lifted; or
•	if there has been a breach by the other party of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach results in the failure to satisfy certain conditions to the obligations of Occidental and Merger Subsidiary (in the case of a breach by Anadarko) or certain conditions to the obligations of Anadarko (in the case of a breach by Occidental) to the merger, and such breach is incapable of being cured or, if capable of being cured, has not been cured within 30 days after written notice thereof to the party alleged to be in breach.
•	By Occidental:
•	prior to receipt of the Anadarko stockholder approval, if there has been a change in the Anadarko recommendation, whether or not permitted by the terms of the merger agreement (or the Anadarko Board or any committee thereof resolves to effect a change in the Anadarko recommendation).
•	By Anadarko:
•	in order to enter into a definitive agreement with respect to a superior proposal, only if Anadarko has complied with the specific procedures and requirements set out in the merger agreement with regard to the superior proposal and has paid the applicable termination fee.

If the merger agreement is terminated as described above, the merger agreement will be void and have no effect, and there will be no liability or obligation on the part of any party, except that:

•	certain provisions contained in the merger agreement with respect to the effect of termination, the allocation of costs and expenses and the termination fees will survive the termination of the merger agreement;
•	the agreements contained in the confidentiality agreement between Occidental and Anadarko will survive the termination of the merger agreement; and
•	no termination will relieve any party of any liability or damages resulting from any material and intentional breach by that party of the merger agreement.

In addition, none of the financing sources will have any liability to Anadarko or any of its affiliates, and neither Anadarko nor any of its affiliates will have any rights or claims against any financing sources, relating to or arising out of the merger agreement, the debt commitment letters, the financing for the transactions contemplated by the merger agreement or otherwise. “Financing sources” means any agent, arranger, lender or other entity that has committed to provide or arrange, or has entered into definitive agreements related to, the committed financing or any other financing, or any of such person’s affiliates or its or their respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents, representatives, successors or assigns.

Termination Fees Payable by Anadarko.  Anadarko has agreed to pay or cause to be paid to Occidental $1 billion in connection with a termination of the merger agreement under the following circumstances:

•	if Occidental terminates the merger agreement pursuant to a change in the Anadarko recommendation, then Anadarko will pay or cause to be paid $1 billion not later than the date of termination of the merger agreement;
•	if (i) the merger agreement is terminated by Anadarko or Occidental pursuant to not having obtained the Anadarko stockholder approval by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof and (ii) on or before the date of such termination an acquisition proposal has been made and become publicly known, whether or not withdrawn, prior to the special meeting, then Anadarko will pay or cause to be paid $1 billion not later than the date an acquisition proposal (defined for this purpose with all references to “20%” in the definition of acquisition proposal (found on page 109) being replaced with references to “50%”) is consummated or a definitive agreement is entered into by Anadarko providing for any such acquisition proposal, so long as such acquisition proposal is consummated or such definitive agreement is executed within 12 months after the date of termination;
•	if (i) the merger agreement is terminated by Anadarko or Occidental due to the failure to consummate the merger by the end date and the Anadarko stockholder approval has not been obtained and (ii) on or before the date of such termination an acquisition proposal has been made and become publicly known, whether or not withdrawn, prior to the date of such termination, then Anadarko will pay or cause to be paid $1 billion not later than the date an acquisition proposal (defined for this purpose with all references to “20%” in the definition of acquisition proposal being replaced with references to “50%”) is consummated or a definitive agreement is entered into by Anadarko providing for any such acquisition proposal, so long as such acquisition proposal is consummated or such definitive agreement is executed within 12 months after the date of termination;
•	if (i) the merger agreement is terminated by Occidental pursuant to a breach by Anadarko of any of its representations, warranties, covenants or agreements, which breach resulted in the failure to satisfy one or more of certain additional conditions to the obligations of Occidental and Merger Subsidiary to the merger, and the Anadarko stockholder approval has not been obtained and (ii) on or before the date of such termination an acquisition proposal has been made and become publicly known, whether or not withdrawn, prior to the date of such termination, then Anadarko will pay or cause to be paid $1 billion not later than the date an acquisition proposal (defined for this purpose with all references to “20%” in the definition of acquisition proposal being replaced with references to “50%”) is consummated or a definitive agreement is entered into by Anadarko providing for any such acquisition proposal, so long as such acquisition proposal is consummated or such definitive agreement is executed within 12 months after the date of termination; or
•	if the merger agreement is terminated by Anadarko pursuant to its entry into a definitive agreement with respect to a superior proposal, then Anadarko will pay or cause to be paid $1 billion not later than the date of termination of the merger agreement.

Termination Fees Payable by Occidental.  Occidental has agreed to pay or cause to be paid to Anadarko $1 billion if the merger agreement is terminated by Anadarko pursuant to a breach by Occidental of any of its representations, warranties, covenants or agreements, which breach resulted in the failure to satisfy certain conditions to the obligations of Anadarko to the merger. In such circumstances, Occidental will pay or cause to be paid $1 billion within two business days after the date of termination of the merger agreement.

Expenses

Except as described above, all costs and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring such costs or expenses, except that Occidental will pay (i) expenses incurred in connection with printing, mailing and filing this proxy statement/prospectus, (ii) fees paid in respect of the HSR Act in connection with the merger and (iii) all reasonable and documented fees, costs and expenses incurred (x) in connection with any cooperation provided or action taken in connection with the treatment of Anadarko’s existing credit agreement or any of Anadarko’s outstanding debt securities in connection with the merger or (y) in connection with the financing.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived prior to the effective time of the merger if the amendment or waiver is in writing and signed, in the case of an amendment, by Occidental, Anadarko and Merger Subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the merger agreement by the stockholders of Anadarko, no amendment or waiver may, without the further approval of Anadarko’s stockholders, alter or change the amount or kind of merger consideration or any term of Occidental’s certificate of incorporation. Notwithstanding the foregoing, no amendments or modifications to the provision to which the financing sources are expressly made third-party beneficiaries pursuant to the merger agreement may be made in a manner adverse to any financing source without the prior written consent of the financing sources.

Governing Law; Jurisdiction; Waiver of Jury Trial

The merger agreement will be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of laws. However, matters relating to claims, controversies, or disputes of any kind or nature against any financing sources that are in any way related to the merger agreement or the merger, including any dispute arising out of or relating in any way to any debt financing to be consummated by Occidental or any of its subsidiaries in connection with the merger, will be construed and governed by the law of the state of New York, without regard to the principles of conflicts of laws thereof. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the merger agreement or the transactions contemplated thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court of the State of Delaware sitting in New Castle County) and any appellate court from any of such courts (the “Delaware Courts”) and each party irrevocably consents to the exclusive jurisdiction of the Delaware Courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, the parties, with respect to matters relating to claims, controversies or disputes of any kind or nature against any financing source that are in any way related to the merger agreement or the merger, including any dispute arising out of or relating in any way to any committed financing, irrevocably submit exclusively to the jurisdiction of the courts of any federal court sitting in the Borough of Manhattan in the City of New York (or, only if such court lacks subject matter jurisdiction, in any New York State court sitting in the Borough of Manhattan in the City of New York), and waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of the merger agreement or of any such document, that it is not subject to the merger agreement or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue of such action, suit or proceeding may not be appropriate or that the merger agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such action, suit or proceeding will be heard and determined in such a state or federal court. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the Delaware Courts. Each of the parties to the merger agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to the merger agreement or the transactions contemplated thereby.

Specific Performance

The parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Third-Party Beneficiaries

Neither the merger agreement nor any other agreement contemplated thereby is intended to confer on any person other than the parties thereto any rights or remedies, except for:

•	the provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Anadarko;

•	from and after the completion of the merger, the holders of Anadarko common stock and Anadarko stock-based awards (solely with respect to the provisions governing such holders’ rights to receive the merger consideration or related payments in respect of stock-based awards); and
•	certain specified provisions of the merger agreement applicable to the financing sources that are intended to benefit and be enforceable by the financing sources.

INFORMATION ABOUT THE COMPANIES

Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s principal businesses consist of three segments as follows:

Oil and Gas—This segment explores for, develops and produces oil and condensate, NGLs and natural gas. Occidental’s oil and gas assets are located in some of the world’s highest-margin basins and are characterized by an advantaged mix of short- and long-cycle, high-return development opportunities. In the United States, Occidental holds a leading position in the Permian Basin. Other core operations are in the Middle East (Oman, UAE and Qatar) and Latin America (Colombia).

Chemical (OxyChem)—This segment primarily manufactures and markets basic chemicals and vinyls. OxyChem is a leading North American manufacturer of PVC resins, chlorine and caustic soda − key building blocks of products such as pharmaceuticals, water treatment chemicals and durable, long-life plastics. OxyChem has manufacturing facilities in the United States, Canada and Latin America.

Midstream and Marketing—This segment purchases, markets, gathers, processes, transports and stores oil, condensate, NGL, natural gas, carbon dioxide and power. It also trades around its assets, including transportation and storage capacity, and invests in entities that conduct similar activities. The midstream and marketing operations primarily support and enhance Occidental’s oil and gas and chemical businesses and also provide similar services for third parties. Also within the midstream and marketing segment is Oxy Low Carbon Ventures (“OLCV”). OLCV seeks to capitalize on Occidental’s enhanced oil recovery leadership by developing carbon capture, utilization and storage projects that source anthropogenic carbon dioxide and promote innovative technologies that drive cost efficiencies and grow Occidental’s business while reducing emissions.

Occidental is incorporated in Delaware. Its principal executive offices are located at 5 Greenway Plaza, Suite 110, Houston, Texas 77046 and its telephone number is (713) 215-7000. Occidental’s website address is www.oxy.com. Information contained on Occidental’s website does not constitute part of this proxy statement/prospectus. Occidental’s common stock is publicly traded on the NYSE, under the ticker symbol “OXY”. Additional information about Occidental is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167.

Anadarko

Anadarko is among the world’s largest independent exploration and production companies, with approximately 1.5 billion BOE of proved reserves at December 31, 2018. Anadarko’s asset portfolio combines cash-generating conventional oil developments in the Gulf of Mexico, Algeria and Ghana, with a large inventory of significant and proven high-growth unconventional resources in the U.S. onshore. Anadarko’s U.S. onshore assets include the Delaware and DJ basins and an emerging play in the Powder River basin. Anadarko’s asset portfolio also includes a world-class natural-gas discovery in Mozambique as well as other worldwide exploration and development opportunities.

Anadarko’s Exploration and Production and WES Midstream business segments are managed separately when making operating and capital allocation decisions due to distinct operational differences. On February 28, 2019, Anadarko completed the previously announced contribution and sale of substantially all of its midstream assets to Western Midstream Partners, LP, formerly known as Western Gas Equity Partners, LP. Due to this contribution and sale, as of the filing on May 8, 2019 of its Quarterly Report on Form 10-Q for the three months ended March 31, 2019, Anadarko no longer reports an Other Midstream segment and now has two reporting segments as follows:

Exploration and Production—This segment is engaged in the exploration, development, production and sale of oil, natural gas and NGLs and in advancing its Mozambique LNG project toward an FID in the first half of 2019.

WES Midstream—This segment engages in gathering, processing, treating and transporting Anadarko and third-party oil, natural gas and NGL production, as well as gathering and disposal of produced water. The WES

Midstream segment consists of assets owned by Western Midstream Partners, LP, a publicly traded limited partnership, which is a consolidated subsidiary of Anadarko.

For the year ended December 31, 2018, Anadarko’s sales revenues were $13.1 billion and net income attributable to Anadarko’s common stockholders was $615 million.

Anadarko is incorporated in Delaware. Anadarko’s corporate headquarters is located at 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046, and its telephone number is (832) 636-1000. Anadarko’s website address is www.anadarko.com. Information contained on Anadarko’s website does not constitute part of this proxy statement/prospectus. Anadarko’s common stock is publicly traded on the NYSE under the ticker symbol “APC”. Additional information about Anadarko is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 167.

Merger Subsidiary

Merger Subsidiary, an indirect wholly owned subsidiary of Occidental, is a Delaware corporation incorporated on April 5, 2019 for the purpose of effecting the merger. Merger Subsidiary has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Subsidiary are located at 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and its telephone number is (713) 215-7000.

SPECIAL MEETING

This proxy statement/prospectus is being provided to the Anadarko stockholders as part of a solicitation of proxies by the Anadarko Board for use at the special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Anadarko stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting of Anadarko stockholders will be held at The Westin at The Woodlands, 2 Waterway Square Place, The Woodlands, Texas, 77380, on August 8, 2019, at 8:00 a.m., local time. On or about July 11, 2019, Anadarko commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the special meeting.

Purpose of the Special Meeting

At the special meeting, Anadarko stockholders will be asked to consider and vote on the following:

•	the merger proposal—a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 41 and 101, respectively; and
•	the merger-related compensation proposal—an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Anadarko’s named executive officers that is based on or otherwise related to the merger.

Completion of the merger is conditioned on the approval of the merger proposal.

Recommendation of the Anadarko Board

At a special meeting held on May 9, 2019, the Anadarko Board unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Anadarko and the Anadarko stockholders, approved the merger agreement and the merger, and directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Anadarko stockholders. Accordingly, the Anadarko Board unanimously recommends that Anadarko stockholders vote “FOR” the merger proposal and “FOR” the merger-related compensation proposal.

Anadarko stockholders should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

Record Date; Stockholders Entitled to Vote

Only holders of record of Anadarko common stock at the close of business on July 11, 2019, the record date, will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

At the close of business on July 8, 2019, the most recent practicable date for which such information was available, there were 502,401,622 shares of Anadarko common stock outstanding and entitled to vote at the special meeting. The number of shares of Anadarko common stock outstanding and entitled to vote at the special meeting as of the record date is not expected to be meaningfully different from the number as of July 8, 2019. Each share of Anadarko common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the special meeting. Anadarko stockholders may vote in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy card with respect to the special meeting.

A complete list of stockholders entitled to vote at the special meeting will be available for viewing by any Anadarko stockholder during ordinary business hours for a period of ten days before the meeting, for purposes pertaining to the special meeting, at Anadarko’s offices at 1201 Lake Robbins Drive, The Woodlands, Texas 77380, and at the time and place of the special meeting during the full duration of the meeting.

Voting by Anadarko’s Directors and Executive Officers

At the close of business on July 8, 2019, the most recent practicable date for which such information was available, directors and executive officers of Anadarko and their respective affiliates owned and were entitled to vote 1,163,013 shares of Anadarko common stock, representing less than 1% of the shares of Anadarko common stock outstanding on that date. The number and percentage of shares of Anadarko common stock owned by directors and executive officers of Anadarko and their respective affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of July 8, 2019. Anadarko currently expects its directors and executive officers to vote their shares of Anadarko common stock in favor of each of the proposals to be voted on at the special meeting, but no director or executive officer has entered into any agreement obligating him or her to do so.

Quorum; Adjournment

The Anadarko by-laws require that the holders of a majority of the outstanding shares of Anadarko common stock entitled to vote at the special meeting be present in person or represented by proxy in order for the business of the special meeting to be transacted. Whether or not a quorum is present, the special meeting may be adjourned to allow additional time for obtaining additional proxies if the adjournment is approved by the chairman of the meeting or the holders of a majority of the outstanding shares of Anadarko common stock present in person or represented by proxy and entitled to vote at the meeting. Notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting; or
•	a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, in which case a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Broker non-votes will not be counted for the purpose of determining the presence of a quorum.

Required Vote

The required votes to approve the proposals at the special meeting are as follows:

•	The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon. Each share of Anadarko common stock outstanding on the record date of the special meeting is entitled to one vote on this proposal. Failures to vote, broker non-votes and abstentions will have the same effect as a vote cast “AGAINST” the approval of such proposal.
•	The merger-related compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Each share of Anadarko common stock outstanding on the record date is entitled to one vote on this proposal. Failures to vote and broker non-votes will have no effect on the vote for this proposal (assuming a quorum is present); abstentions will have the same effect as a vote cast “AGAINST” the approval of this proposal. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Anadarko or Occidental. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Anadarko’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.

Voting of Proxies by Holders of Record

How to Vote by Proxy if You are the Record Holder of Your Shares

If you were the record holder of your shares as of the record date, you may submit your proxy to vote by mail, by telephone or via the internet.

Voting via the Internet or by Telephone.

•	Internet—To submit your proxy via the internet, go to www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to vote your shares. If you vote via the internet, you must do so no later than 11:59 p.m. Eastern Time on August 7, 2019.
•	Telephone—To submit your proxy by telephone, call 1-800-690-6903. Have your proxy card in hand when you call and then follow the instructions to vote your shares. If you vote by telephone, you must do so no later than 11:59 p.m. Eastern Time on August 7, 2019.

Voting by Mail. As an alternative to submitting your proxy via the internet or by telephone, you may submit your proxy by mail.

•	Mail—To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Anadarko Petroleum Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you vote by mail, your proxy card must be received no later than 6:00 p.m. Eastern Time on August 7, 2019.

How to Vote Your Shares if You are a “Street Name” Holder

If you hold your shares through a broker, bank or other nominee, also referred to as a “street name” holder, check the instructions provided by that entity to determine which options are available to you with respect to voting your shares.

General

Please be aware that any costs related to voting via the internet, such as internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Anadarko Board. The proxy holders may use their discretion to vote on other matters that properly come before the special meeting.

Attendance at the Special Meeting and Voting in Person

Stockholders who wish to attend the special meeting will be required to present verification of ownership of Anadarko common stock, such as a bank or brokerage firm account statement, and will be required to present a valid government-issued photo identification, such as a driver’s license or passport, to gain admittance to the special meeting.

If you are a stockholder of record and plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. You must bring valid government-issued photo identification, such as a driver’s license or passport. Please note, however, that if you hold your shares of Anadarko common stock in street name, such as through a broker, bank or other nominee, and you wish to vote in person at the special meeting, you must bring to the special meeting a legal proxy from the record holder of the shares (your broker, bank or other nominee) authorizing you to vote at the special meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting.

Revocability of Proxies

Any stockholder giving a proxy has the power to revoke it at any time before the proxy is voted at the special meeting. If you are a stockholder of record, you may revoke your proxy in any of the following ways:

(1)	submitting a proxy at a later time by internet or telephone until 11:59 p.m. Eastern Time on August 7, 2019;
(2)	voting in person at the special meeting;
(3)	delivering, before 6:00 p.m. Eastern Time on August 7, 2019, to Anadarko’s Corporate Secretary at Anadarko’s executive offices at 1201 Lake Robbins Drive, The Woodlands, Texas 77380, a proxy with a later date or a written revocation of your most recent proxy; or
(4)	giving a written revocation to the inspector of election at the special meeting.

If you are a street name stockholder (for example, if your shares are held in the name of a bank, broker or other holder of record) and you vote by proxy, you may later revoke your proxy by informing the holder of record in accordance with that entity’s procedures.

Solicitation

The Anadarko Board is soliciting proxies for the special meeting from its stockholders. Anadarko will bear the entire cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement, the proxy card and any additional materials furnished to stockholders. Proxies may be solicited by directors, officers and a small number of Anadarko’s regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. Anadarko has retained Innisfree M&A Incorporated (“Innisfree”) and Morrow Sodali LLC (“Morrow”), two proxy solicitation firms, to assist in the solicitation of proxies for an estimated fee of approximately $50,000 and $75,000, respectively, plus reasonable out-of-pocket costs and expenses for the services of each firm. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Anadarko common stock of record for beneficial owners for forwarding to such beneficial owners. Anadarko may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the internet, voting by telephone or completing your proxy card, or have questions regarding the special meeting, please contact Anadarko’s proxy solicitors at the following addresses and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders in the U.S. and Canada may call toll free: (877) 456-3524
Stockholders in other locations may call direct: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Phone: (203) 658-9400

You may also contact Anadarko’s Investor Relations department at 832-636-1000 or investor@anadarko.com.

Your vote is very important regardless of the number of shares of Anadarko common stock that you own. Please submit a proxy to vote your shares via the internet, vote by telephone or sign, date and return a proxy card promptly so your shares can be represented, even if you plan to attend the special meeting in person.

Tabulation of Votes

Anadarko has appointed Broadridge to serve as the Inspector of Election for the special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

ANADARKO PROPOSALS

Item 1.	The Merger Proposal

(Item 1 on Anadarko Proxy Card)

In the merger proposal, Anadarko is asking its stockholders to adopt the merger agreement. Approval of the merger proposal by Anadarko stockholders is required for completion of the merger. The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock entitled to vote thereon. Each share of Anadarko common stock outstanding on the record date of the special meeting is entitled to one vote on this proposal. Failures to vote, broker non-votes and abstentions will have the same effect as a vote cast “AGAINST” the approval of such proposal.

The Anadarko Board unanimously recommends a vote “FOR” the merger proposal (Item 1).

Item 2.	The Merger-Related Compensation Proposal

(Item 2 on Anadarko Proxy Card)

In the merger-related compensation proposal, Anadarko is asking its stockholders to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Anadarko’s named executive officers that is based on or otherwise relates to the merger. The merger-related compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Failures to vote and broker non-votes will have no effect on the vote for this proposal (assuming a quorum is present); abstentions will have the same effect as a vote cast “AGAINST” the approval of this proposal.

Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Anadarko or Occidental. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Anadarko’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.

The Anadarko Board unanimously recommends a vote “FOR” the merger-related compensation proposal (Item 2).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) presented below have been prepared from the respective historical consolidated financial statements of Occidental and Anadarko and have been adjusted to reflect (i) the completion of the merger, (ii) Occidental’s incurrence of $21.8 billion of new indebtedness to finance a portion of the cash merger consideration, (iii) the Berkshire Hathaway investment and (iv) the Total transaction (collectively, the “transactions”). The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) is presented as if the transactions had been completed on March 31, 2019. The unaudited pro forma combined statements of operations (the “pro forma statements of operations”) for the year ended December 31, 2018, and for the three months ended March 31, 2019, are presented as if the transactions had been completed on January 1, 2018.

The pro forma financial statements have been prepared from, and should be read in conjunction with, (i) the unaudited consolidated financial statements of Occidental contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, (ii) the unaudited consolidated financial statements of Anadarko contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, (iii) the audited consolidated financial statements of Occidental contained in its Annual Report on Form 10-K for the year ended December 31, 2018, (iv) the audited consolidated financial statements of Anadarko contained in its Annual Report on Form 10-K for the year ended December 31, 2018 and (v) Anadarko’s Form 8-K filed on May 15, 2019 in order to recast the segment information included in Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, following a change in its reportable segments during the quarter ended March 31, 2019, each of which are incorporated by reference herein. Certain of Anadarko’s historical amounts have been reclassified to conform to Occidental’s financial statement presentation.

The pro forma financial statements have been prepared to reflect adjustments to Occidental’s historical consolidated financial information that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the statements of operations only, expected to have a continuing impact on Occidental’s results.

The pro forma financial statements reflect the following pro forma adjustments, based on available information and certain assumptions that Occidental believes are reasonable:

•	The merger contemplated by the merger agreement under the acquisition method of accounting;
•	the assumed conversion of each share of Anadarko common stock into $59.00 in cash (without interest) and 0.2934 of a share of Occidental common stock in accordance with the merger agreement;
•	the conversion of Anadarko’s outstanding stock-based awards into Occidental stock-based awards, merger consideration and/or cash in accordance with the merger agreement (see “The Merger Agreement—Merger Consideration—Treatment of Anadarko Stock Options and Other Stock-Based Awards” beginning on page 104);
•	the assumption of liabilities for expenses related to the transactions;
•	the incurrence by Occidental of $21.8 billion of new indebtedness to finance a portion of the cash merger consideration, consisting of (i) $8.8 billion in term loans incurred under the term loan credit agreement, with maturities of 364 days and two years, and (ii) $13 billion in long-term debt issued or incurred in lieu of borrowings pursuant to, and which would reduce to $0 the commitments under, the bridge loan commitment letter, with maturities of up to thirty years;
•	the issuance and sale by Occidental pursuant to the Berkshire Hathaway investment of 100,000 shares of series A preferred stock and a warrant to acquire 80,000,000 shares of Occidental common stock for an aggregate purchase price of $10 billion; and
•	the sale of Anadarko’s assets, liabilities, businesses and operations in Algeria, Ghana, Mozambique and South Africa to Total for $8.0 billion, net of a transfer tax liability of $0.8 billion, on a cash-free, debt-free basis pursuant to the Total transaction, presented initially as held for sale for preliminary purchase price allocations, and the use of proceeds therefrom to pay down indebtedness.

The pro forma financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other integration costs expected to result from the merger.

The pro forma financial statements have been prepared using the acquisition method of accounting using the accounting guidance in Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Occidental treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that, as of the date of this proxy statement/prospectus, have yet to commence or progress to a stage where there is sufficient information for a definitive measure. As indicated in the pro forma financial statements and under “—Estimated Purchase Price and Allocation” below, Occidental has performed a preliminary valuation analysis of the fair value of Anadarko’s assets to be acquired and liabilities to be assumed and has made certain adjustments to the historical book values of the assets and liabilities of Anadarko to reflect preliminary estimates of the fair values necessary to prepare the pro forma financial statements, with the excess of the purchase price over the adjusted historical net assets of Anadarko recorded as goodwill. Occidental will perform a detailed review of Anadarko’s accounting policies in connection with the completion of the merger and, as of the date of this proxy statement/prospectus, has not yet identified all adjustments, if any, necessary to conform Anadarko’s financial records to Occidental’s accounting policies. Accordingly, the pro forma financial statements and pro forma adjustments are preliminary and have been made solely for the purpose of providing the pro forma financial statements. Amounts used in these pro forma financial statements will differ from ultimate amounts once Occidental has determined the final allocation of the purchase price and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting policy changes for Anadarko. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the pro forma financial statements and the combined company’s future results of operations and financial position.

The pro forma financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial position of Occidental would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. See “Risk Factors—The unaudited pro forma condensed combined financial data included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of Occidental following the completion of the merger may differ materially” beginning on page 36.

The pro forma financial statements and related notes should be read in conjunction with the separate historical consolidated financial statements and related notes of each of Occidental and Anadarko included elsewhere in this proxy statement/prospectus and incorporated herein. For more information, see “Where You Can Find More Information” beginning on page 167.

Estimated Purchase Price and Allocation

The estimated aggregate value of the purchase price is approximately $37.2 billion based on the closing price of Occidental common stock of $52.28 on May 28, 2019, the last practicable trading date prior to the filing of this proxy statement/prospectus, and assuming an exchange ratio of 0.2934 of a share of Occidental common stock per share of Anadarko common stock. The value of the purchase price will fluctuate based upon changes in the share price of Occidental’s common stock and the number of Anadarko’s common shares, stock options and other stock-based awards outstanding on the closing date. In addition, the exchange ratio may be decreased, and the cash portion of the merger consideration may be increased, in certain limited circumstances described in the merger agreement (see “The Merger Agreement—Merger Consideration—Share Cap Adjustment” beginning on page 102).

Estimated Purchase Price

The following table summarizes the estimated common stock outstanding including shares underlying Anadarko stock-based awards and the components of the estimated purchase price:

in millions of dollars and shares, except for per share amounts and exchange ratio*	Total shares outstanding
Estimated shares of Anadarko common stock outstanding	502.1
Plus: estimated shares underlying Anadarko stock-based awards	1.5
503.6
Less: estimated shares underlying Anadarko stock-based awards—unvested	(4.8)
Total shares of common stock and shares underlying Anadarko stock-based awards eligible for merger consideration**	498.8

Total shares of common stock and shares underlying Anadarko stock-based awards eligible for merger consideration	498.8
Cash consideration (per share of common stock and shares underlying Anadarko stock-based awards eligible for merger consideration)	$59.00
Estimated cash portion of aggregate merger consideration	$29,429
Estimated cash paid to settle shares underlying Anadarko stock-based awards per the merger agreement***	$130
Cash portion of estimated purchase price	$29,559

Total shares of common stock and shares underlying Anadarko stock-based awards eligible for merger consideration	498.8
Exchange ratio (per share of Anadarko common stock)	0.2934
Estimated total shares of Occidental common stock to be issued	146.3
Assumed share price of Occidental common stock	$52.28
Stock portion of estimated purchase price	$7,651
Total estimated purchase price	$37,210
*	The final purchase price per share and corresponding total consideration will be determined on the closing date of the merger.
**	Includes vested Anadarko RSU awards and Anadarko RS awards.
***	The estimated cash payable to settle shares underlying Anadarko stock-based awards per the merger agreement is based on the amounts attributable to pre-merger service.

Occidental anticipates incurring approximately $21.8 billion of new indebtedness and issuing the series A preferred stock and a warrant to acquire Occidental common stock for an aggregate purchase price of $10 billion pursuant to the Berkshire Hathaway investment to finance a portion of the cash purchase price. See “The Merger—Financing of the Merger and Treatment of Existing Indebtedness” beginning on page 89.

Purchase Price Sensitivity

The table below illustrates the potential impact to the total estimated purchase price resulting from a 10% increase or decrease in the assumed share price of Occidental’s common stock of $52.28. For purposes of this calculation, the stock portion of the estimated purchase price is based on the number of shares of Anadarko common stock outstanding and the estimated shares underlying Anadarko stock-based awards, in each case reflected in the table above, but is subject to change based on the actual outstanding shares of Anadarko common stock and Anadarko stock based awards at the time of the closing of the merger.

in millions	10% increase in Occidental share price	10% decrease in Occidental share price
Cash portion of estimated purchase price	$29,559	$29,559
Stock portion of estimated purchase price	8,416	6,886
Total estimated purchase price	$37,975	$36,445

From May 3, 2019, the last trading day before the public announcement of Occidental’s final proposal to acquire Anadarko, to May 28, 2019, the last practicable trading day prior to the filing of this proxy statement/prospectus, the preliminary value of the purchase price to be transferred decreased by approximately $830 million, as a result of the decrease in the share price for Occidental’s common stock from $57.95 to $52.28. Changes in the purchase price would result in a re-evaluation of the preliminary purchase price allocation; specifically to the values determined for property, plant and equipment, intangibles and goodwill.

Preliminary Purchase Price Allocation

The preliminary allocation of the estimated purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments for the fair value of Anadarko’s assets and liabilities. The final allocation will be determined as of the closing of the merger once Occidental has determined the final purchase price and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. The final allocation could differ materially from the preliminary allocation used in these pro forma financial statements and related pro forma adjustments.

Occidental has performed a preliminary valuation analysis of the fair market value of the Anadarko assets to be acquired and liabilities to be assumed and the related allocations to such items of the estimated purchase price. The following table summarizes the allocation of the preliminary estimated purchase price:

in millions	As of March 31, 2019
Fair value of assets acquired:
Cash(1)		$984
Current held for sale assets related to Anadarko’s Africa assets	$699
Property, plant and equipment held for sale related to Anadarko’s Africa assets	9,384
Total assets held for sale(2)	$10,083	10,083

Trade receivables, net		1,878
Inventories		585
Other current assets		82
Executives and Directors Benefits Trust		483
Investment in unconsolidated entities		1,379
Property, plant and equipment attributable to Anadarko, excluding WES		47,891
Property, plant and equipment attributable to WES		10,500
Operating lease assets		482
Intangible assets		3,168
Long-term receivables and other assets, net		346
Amount attributable to assets acquired		77,861

in millions	As of March 31, 2019
Fair value of liabilities assumed:
Current liabilities		$3,107
Current held for sale liabilities related to Anadarko’s Africa liabilities	$1,283
Fair value adjustment for Anadarko’s Africa liabilities held for sale	800
Liabilities held for sale(2)	$2,083	2,083

Debt attributable to Anadarko, excluding WES		12,628
Debt attributable to WES		7,225
Deferred income taxes, net		9,338
Asset retirement obligations		2,722
Other long term liabilities		3,964
Amount attributable to liabilities assumed		$41,067
Fair value of noncontrolling interests in WES(3):		$6,059

Fair value of net assets acquired:		$30,735
Goodwill as of March 31, 2019:		$6,475
Total Estimated Purchase Price:		$37,210
(1)	Reflects the $1 billion termination fee (the “Chevron termination fee”) paid to Chevron Corporation by Anadarko on May 9, 2019, in connection with the termination of a merger agreement between Anadarko and Chevron Corporation.
(2)	Anadarko’s liabilities, businesses and operations in Algeria, Ghana, Mozambique, and South Africa held for sale pursuant to the Total transaction (“Anadarko’s Africa assets” or “Anadarko’s Africa liabilities”, as applicable) totals to $8.0 billion, net of a transfer tax liability of $0.8 billion.
(3)	Noncontrolling interests associated with Anadarko’s consolidated subsidiary, Western Midstream Partners, LP (“WES”), a publicly traded limited partnership. Net assets acquired from WES were valued using a share price of $28.97; fluctuations in WES’ share price could result in changes to the net assets and noncontrolling interests above.

The preliminary pro forma fair value of crude oil and natural gas properties to be acquired includes the following:

in millions	As of March 31, 2019
Proved properties	$19,829
Unproved properties	26,265
Pro forma fair value of properties acquired	$46,094

Changes in future commodity prices, reserve estimates, other changes in cost assumptions and other facts and circumstances existing on the closing date of the merger compared to the filing date of the pro forma financial statements could result in changes to the fair value of the assets identified above.

Occidental estimated the fair value adjustment to increase Anadarko’s consolidated debt to fair value would be $2.1 billion based on prevailing market prices. Occidental has estimated that the fair value adjustment to increase deferred tax liabilities, net would be $7 billion, relating to estimated fair value adjustments at the estimated statutory tax rate for the combined company. Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identified assets to be acquired and liabilities assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

Total assets held for sale and liabilities held for sale represent the anticipated divestiture of Anadarko’s Africa assets in the Total transaction for $8.0 billion, net of a transfer tax liability of $0.8 billion. The Total transaction is conditioned on the completion of the merger, the execution and delivery of a definitive purchase agreement, and the receipt of required regulatory approvals, as well as other customary closing conditions.

OCCIDENTAL PETROLEUM CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
MARCH 31, 2019

in millions	Occidental historical	Anadarko historical	Reclassified balances		Issuance of debt and preferred shares		Acquisition accounting		Anadarko's Africa assets sale and debt settlement		Occidental combined pro forma
Current Assets
Cash and cash equivalents	$1,752	$2,026	$—		$21,562	(a)	$(469	)(a)	$8,000	(a)	$3,804
			—		9,950	(a)	(30,175	) (a)	(8,800	)(a)
									(42	)(b)
Trade receivables, net	5,310	2,065	—		—		—		(187	)(b)	7,188
Assets held for sale	—	—	—		—		—		10,083	(b)	—
									(10,083	)(b)
Inventories	1,484	254	416	(c)	—		—		(85	)(b)	2,069
Other current assets	724	84	—		—		—		(2	)(b)	806
Total current assets	9,270	4,429	416		31,512		(30,644)		(1,116)		13,867

Investments in unconsolidated entities	1,725	—	1,379	(c)	—		—		—		3,104
Property, plant and equipment, net	31,900	28,936	—		—		38,839	(d)	(9,384	)(b)	90,291
Operating lease assets	684	—	534	(c)	—				(52	)(b)	1,166
Intangible assets	—	833	—		—		2,335	(d)	—		3,168
Goodwill	—	4,789	—		—		1,686	(d)	—		6,475
Long-term receivables and other assets, net	801	3,006	(2,329	)(c)	—				(331	)(b)	1,147
Total Assets	$44,380	$41,993	$—		$31,512		$12,216		$(10,883)		$119,218

See accompanying notes to unaudited pro forma financial statements.

OCCIDENTAL PETROLEUM CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
MARCH 31, 2019

in millions	Occidental historical	Anadarko historical	Reclassified balances		Issuance of debt and preferred shares		Acquisition accounting		Anadarko's Africa assets sale and debt settlement		Occidental combined pro forma
Current liabilities
Current maturities of long-term debt	$116	$2,021	—		$4,400	(e)	—		$(4,400	)(a)	$2,125
									(12	)(b)
Current lease liabilities	240	—	245	(c)	—		—		(12	)(b)	$473
Accounts payable	5,261	2,111	—		—		—		(265	)(b)	$7,107
Accrued liabilities	1,920	1,340	32	(c)	—		716	(d)	(1,060	)(b)	$2,948
Liabilities held for sale	—	—	—		—		—		(2,083	)(b)	—
									2,083	(b)
Current asset retirement obligation	—	277	(277	)(c)	—		—		—		$—
Total current liabilities	7,537	5,749	—		4,400		716		(5,749)		12,653

Long-term Debt, net	10,203	15,903	—		17,162	(e)	2,133	(d)	(4,400	)(a)	40,809
									(192	)(b)
Deferred Credits and other liabilities
Deferred domestic and foreign income taxes, net	918	2,624	—		—		7,009	(f)	(295	)(b)	10,256
Asset retirement obligations	1,430	2,876	—		—		—		(154	)(b)	4,152
Pension and postretirement obligations	816	—	870	(c)	—		—		—		1,686
Environmental remediation reserves	755	—	84	(c)	—		—		—		839
Lease liabilities	465	—	306	(c)	—		—		(39	)(b)	732
Other	1,020	4,308	(1,260	)(c)	584	(g)	(251	)(d)	(54	)(b)	4,347
	5,404	9,808	—		584		6,758		(542)		22,012
Stockholders Equity
Common stock, at par value	179	57	—		—		(28	)(h)	—		208
Treasury stock	(10,653)	(4,881)	—		—		4,782	(h)	—		(10,752)
Preferred stock, at par value	—	—	—		—	(g)	—		—		—
Additional paid-in capital	8,083	13,057	—		9,366	(g)	(5,435	)(h)	—		25,071
Retained earnings	23,795	1,024	—		—		(1,493	)(h)	—		23,326
Accumulated other comprehensive loss	(168)	(329)	—		—		329	(h)	—		(168)
Total stockholders' equity	21,236	8,928	—		9,366		(1,845)		—		37,685
Noncontrolling interests	—	1,605	—		—		4,454	(h)	—		6,059
Total Equity	21,236	10,533	—		9,366		2,609		—		43,744
Total Liabilities and Equity	$44,380	$41,993	$—		$31,512		$12,216		$(10,883)		$119,218

See accompanying notes to unaudited pro forma financial statements.

OCCIDENTAL PETROLEUM CORPORATION
UNAUDITED PRO FORMA STATEMENT OF COMBINED OPERATIONS
THREE MONTHS ENDED MARCH 31, 2019

in millions	Occidental historical	Anadarko historical	Reclassified balances		Issuance of debt and preferred shares		Acquisition accounting		Anadarko's Africa assets sale and debt settlement		Occidental combined pro forma
Revenues and other income
Net Sales	$4,004	$3,126	$(149	)(c)	$—		$(5	)(i)	$(459	)(b)	$6,517
Interest, dividends and other income	78	—	14	(c)	—		—		—		$92
Gain on sale of assets, net	7	92	(64	)(c)	—		—		(2	)(b)	$33
	4,089	3,218	(199)		—		(5)		(461)		6,642

Costs and other deductions
Cost of sales	1,345	—	732	(c)	—		(5	)(i)	—		2,072
Purchased commodities	365	—	—		—		—		—		365
Oil and gas operating	—	289	(262	)(c)	—		—		(27	)(b)	—
Oil and gas transportation	—	222	(214	)(c)	—		—		(8	)(b)	—
Gathering, processing and marketing	—	256	(256	)(c)	—		—		—		—
Selling, general and administrative expenses	140	267	(157	)(c)	—		—		(11	)(b)	239
Other operating and non-operating expenses	238	21	347	(c)	—		—		—		606
Taxes other than on income	111	199	—		—		—		(93	)(b)	217
Depreciation, depletion and amortization	973	1,081	—		—		94	(j)	(98	)(b)	2,050
Exploration expense	36	49	—		—		—		(2	)(b)	83
Interest and debt expense, net	98	—	245	(c)	154	(e)	19	(e)	—		516
	3,306	2,384	435		154		108		(239)		6,148
Income before income taxes and other items	783	834	(634)		(154)		(113)		(222)		494
Interest expense	—	(253)	245	(c)	—		—		8	(b)	—
Losses on derivatives, net	—	(313)	313	(c)	—		—		—		—
Other expense	—	(6)	12	(c)	—		—		(6	)(b)	—
(Provision) benefit for domestic and foreign income taxes	(225)	(166)	—		35	(m)	23	(m)	128	(b)	(205)
Income from equity investments	73	—	64	(c)	—		—		—		137
Net income	$631	$96	$—		$(119)		$(90)		$(92)		$426
Net income (loss) attributable to noncontrolling interests	—	111	—		—		(11	)(d,j)	—		100
Preferred stock dividend	$—	$—	$—		$200	(g)	$—		$—		200
Net income (loss) attributable to Common Shareholders	$631	$(15)	$—		$(319)		$(79)		$(92)		$126
Basic Earnings per Common Share(k)	$0.84										$0.14
Diluted Earnings per Share(k)	$0.84										$0.14
Weighted Average Number of Shares Outstanding:
Basic	748.9						144.4	(k)			893.3
Diluted	750.5						148.6	(k)			899.1

See accompanying notes to unaudited pro forma financial statements.

OCCIDENTAL PETROLEUM CORPORATION
UNAUDITED PRO FORMA STATEMENT OF COMBINED OPERATIONS
YEAR ENDED DECEMBER 31, 2018

in millions	Occidental historical	Anadarko historical	Reclassified balances		Issuance of debt and preferred shares		Acquisition accounting		Anadarko's Africa assets sale and debt settlement		Occidental combined pro forma
Revenues and other income
Net Sales	$17,824	$13,070	$(213	)(c)	$—		(2	)(i)	$(2,433	)(b,l)	$28,246
Interest, dividends and other income	136	—	50	(c)	—		—		—		186
Gain (loss) on sale of assets, net	974	312	(180	)(c)	—		—		43	(b,l)	1,149
	18,934	13,382	(343)		—		(2)		(2,390)		29,581
Costs and other deductions
Cost of sales	6,515	—	2,791	(c)	—		(2	)(i)	—		9,304
Purchased commodities	53	—	—		—		—		—		53
Oil and gas operating	—	1,153	(900	)(c)	—		—		(253	)(b,l)	—
Oil and gas transportation	—	878	(844	)(c)	—		—		(34	)(b)	—
Gathering, processing and marketing	—	1,047	(1,047	)(c)	—		—		—		—
Selling, general and administrative expenses	585	1,084	(497	)(c)	—		—		(27	)(b)	1,145
Other operating and non-operating expenses	1,028	262	525	(c)	—		—		(29	)(b,l)	1,786
Taxes other than on income	439	826	—		—		—		(411	)(b,l)	854
Depreciation, depletion and amortization	3,977	4,254	—		—		345	(j)	(601	)(b)	7,975
Asset impairments and related items	561	800	—		—		—		—		1,361
Exploration expense	110	459	—		—		—		(6	)(b)	563
Interest and debt expense, net	389	—	884	(c)	615	(e)	75	(e)	—		1,963
	13,657	10,763	912		615		418		(1,361)		25,004
Income before income taxes and other items	5,277	2,619	(1,255)		(615)		(420)		(1,029)		4,577
Interest expense	—	(947)	884	(c)	—		—		63	(b,l)	—
Losses on derivatives	—	(130)	130	(c)	—		—		—		—
Other expense, net	—	(57)	61	(c)	—		—		(4	)(b)	—
(Provision) benefit for domestic and foreign income taxes	(1,477)	(733)	—		141	(m)	73	(m)	572	(b,l)	(1,424)
Income from equity investments	331	—	180	(c)	—		—		—		511
Net income	4,131	752	—		(474)		(347)		(398)		3,664
Net income (loss) attributable to noncontrolling interests	—	137	—		—		(97	)(d,j)	—		40
Preferred stock dividend	—	—	—		800	(g)	—		—		800
Net income (loss) attributable to Common Shareholders	4,131	615	—		(1,274)		(250)		(398)		2,824

Basic Earnings per Common Share(k)	$5.40										$3.09
Diluted Earnings per Share(k)	$5.39										$3.04
Weighted Average Number of Shares Outstanding:
Basic	761.7						144.5	(k)			906.2
Diluted	763.3						158.0	(k)			921.3

See accompanying notes to unaudited pro forma financial statements.

NOTES TO PRO FORMA FINANCIAL STATEMENTS

a)	Reflects sources of/(uses of) cash upon the completion of the merger as follows:
in millions	As of March 31, 2019
Issuance of $21.8 billion in new indebtedness	$21,800
Issuance costs related to new indebtedness	(238)
Net cash from issuance of indebtedness	$21,562

Issuance of $10 billion of shares of series A preferred stock	$10,000
Issuance costs related to series A of preferred stock	(50)
Net cash from issuance of series A preferred stock	$9,950

Merger-related transaction costs(1)	$(310)
Post-merger consideration paid in respect of Anadarko stock-based awards	(159)
Merger related costs	$(469)

Cash portion of estimated purchase price	$(29,559)
Estimated cash portion of purchase price to Anadarko’s consolidated Executives and Directors Benefits Trust	384
Chevron termination fee paid by Anadarko before merger, see merger consideration discussion	(1,000)
Cash portion of estimated purchase price plus Chevron termination fee	$(30,175)

Estimated net proceeds from anticipated divestiture of Anadarko’s Africa assets pursuant to the Total transaction	$8,000

Use of proceeds from anticipated divestiture and other sources to pay down indebtedness—current	$(4,400)

Use of proceeds from anticipated divestiture and other sources to pay down indebtedness—long term	$(4,400)
Total use of proceeds from anticipated divestiture and other sources to pay down indebtedness	(8,800)
(1)	Represents an estimate of merger-related transaction costs, including fees related to advisory, legal, investment banking and other professional services, all of which are directly attributable to the merger. These are non-recurring charges and have been excluded from the unaudited pro forma condensed combined statements of operations.

b)	Reflects the anticipated divestiture of Anadarko’s Africa assets pursuant to the Total transaction which are initially classified as held for sale in the preliminary purchase price allocation:
in millions	As of March 31, 2019
Cash and cash equivalents	$42
Trade receivables, net	187
Inventories	85
Other current assets	2
Property, plant and equipment, net	9,384
Operating lease assets	52
Long-term receivables and other assets, net	331
Assets held for sale	$10,083

Current maturities of long-term debt—finance leases	$12
Current lease liabilities	12
Accounts payable	265
Accrued liabilities	1,060
Long-term debt, net—finance leases	192
Deferred domestic and foreign income taxes	295
Asset retirement obligations	154
Lease liabilities	39
Other	54
Liabilities held for sale	$2,083
Net held for sale	$8,000

The following table includes the elimination of revenue and expense items for the three months ended March 31, 2019 and year ended December 31, 2018 related to Anadarko’s Africa assets:

in millions	Three months ended March 31, 2019	Year ended December 31, 2018
Revenues and other income
Net sales	$(459)	$(2,411)
Loss (gain) on sale of assets, net	(2)	10
	(461)	(2,401)
Costs and other deductions
Oil and gas operating	(27)	(246)
Oil and gas transportation	(8)	(34)
Selling, general and administrative expenses	(11)	(27)
Other operating and non-operating expenses	—	(8)
Taxes other than on income	(93)	(405)
Depreciation, depletion and amortization	(98)	(601)
Exploration expense	(2)	(6)
	(239)	(1,327)
Income before income taxes and other items	(222)	(1,074)
Interest expense	8	61
Other expense	(6)	(4)
Provision for domestic and foreign income taxes	128	583
Total effect to net income	$(92)	$(434)

c)	The following reclassifications were made to conform Anadarko’s historical financial results to Occidental’s presentation on the pro forma financial statements:
Balance Sheet	As of March 31, 2019
in millions	Reclassification from	Reclassification to
Assets
Inventories	—	416
Investments in unconsolidated entities	—	1,379
Operating lease assets	—	534
Long-term receivables and other assets, net—investments in unconsolidated entities	$(1,379)	$—
Long-term receivables and other assets, net—operating lease assets	(534)	—
Long-term receivables and other assets, net—inventories	(416)	—
Liabilities
Current lease liabilities	—	245
Accrued liabilities	(245)	277
Current asset retirement obligations	(277)	—
Pension and postretirement obligations	—	870
Environmental remediation reserves	—	84
Lease liabilities	—	306
Other—lease liabilities	(306)	—
Other—pension and postretirement obligations/environmental remediation reserves	(954)
Total	$(4,111)	$4,111
Summary of Balance Sheet reclassifications	Decrease, net	Increase, net
Assets
Inventories	—	416
Investments in unconsolidated entities	—	1,379
Operating lease assets	—	534
Long-term receivables and other assets, net	$(2,329)	$—
Liabilities
Current lease liabilities	—	245
Accrued liabilities	—	32
Current asset retirement obligations	(277)	—
Pension and postretirement obligations	—	870
Environmental remediation reserves	—	84
Lease liabilities	—	306
Other	(1,260)	—

Income Statement	For the three months ended March 31, 2019		For the year ended December 31, 2018
in millions	Reclassification from	Reclassification to	Reclassification from	Reclassification to
Revenues and other income
Net Sales	$—	$(149)	$—	$(213)
Interest, dividends and other income	—	14	—	50
Gain on sale of assets & equity investments	(64)	—	(180)	—
Costs and other deductions
Cost of sales	—	732	—	2,791
Oil and gas operating	(262)	—	(900)	—
Oil and gas transportation	(214)	—	(844)	—
Gathering, processing and marketing	(256)	—	(1,047)	—
Selling, general, and administrative expenses	(157)	—	(497)	—
Other operating and non-operating expenses	—	347		525
Interest and debt expense, net	—	245	—	884
Income before income taxes and other items	825	(1,459)	3,108	(4,363)

Interest Expense	(245)	—	(884)	—
Losses on derivatives	(313)	—	(130)	—
Other expense, net	(12)	—	(61)	—
Income from equity investments	—	64	—	180
Total Reclassification	$1,395	$(1,395)	$4,183	$(4,183)
d)	Reflects the fair value adjustments to Anadarko’s property, plant and equipment, intangible assets, held for sale assets and liabilities related to Anadarko’s Africa assets and other assets and liabilities, including debt and goodwill. See “—Estimated Purchase Price and Allocation” above.
e)	Represents pro forma adjustments to current and long-term debt, which includes:
i.	Issuance of $21.8 billion of new indebtedness, with an estimated average annual interest rate of 4.3%, yielding net proceeds of $4.4 billion and $17.2 billion in short- and long-term debt, respectively. Anticipated proceeds are net of $238 million in debt issuance costs. After giving effect to the pay down of $8.8 billion in aggregate principal amount of term loans with the proceeds from the anticipated divestiture and other sources, the estimated average annual interest rate of the remaining $13 billion of new indebtedness is 4.6%. Estimated interest rates are based on underlying U.S. Treasury rates adjusted for Occidental’s anticipated credit spreads across a range of maturities.
ii.	After giving effect to the pay down of $8.8 billion in aggregate principal amount of term loans, the associated pro forma interest expense and amortization on the remaining $13 billion of new indebtedness is approximately $154 million and $615 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively. A one percent change in the assumed interest rate of the $13 billion in new indebtedness would increase or decrease the interest expense by $33 million and $130 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively. In the event the $8.8 billion of term loans are not repaid and remain outstanding, pro forma interest expense would increase by approximately $84 million and $336 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively.
iii.	Fair value adjustment of $2.1 billion to historical Anadarko debt results in additional debt discount amortization of $19 million and $75 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively.

f)	Represents an adjustment to deferred tax liabilities, net based on the estimated statutory tax rate for the combined entity multiplied by the fair value adjustments made to assets and liabilities acquired, calculated below:
in millions	As of March 31, 2019
Fair value of Anadarko property, plant and equipment excluding Anadarko’s Africa assets	$47,891
Less: Anadarko historical value property, plant and equipment excluding Anadarko’s Africa assets	(17,613)
Fair value adjustment to increase Anadarko property, plant and equipment, net of Anadarko’s Africa assets	30,278

Fair value of property and equipment held for sale related to Anadarko’s Africa assets	9,384
Less: Anadarko historical value property and equipment related to Africa assets	(2,693)
Fair value adjustment to increase value related to Anadarko’s Africa assets(1)	6,691

Fair value of WES property, plant and equipment	10,500
Less: WES historical property, plant and equipment	(8,630)
Fair value adjustment to increase WES property, plant and equipment	1,870

Fair value adjustment to Anadarko’s property, plant and equipment per Note (d)	$38,839

Fair value of Intangible assets	$3,168
Less: WES historical intangible assets	(833)
Fair value adjustment to increase Intangible assets per Note (d)	$2,335

Fair value adjustment to increase WES property, plant and equipment	$1,870
Fair value adjustment to increase Intangible assets	2,335
Less: fair value adjustment attributable to noncontrolling interests	(1,892)
Fair value adjustment to increase WES property, plant and equipment and intangibles	$2,313

Fair value of debt attributable to Anadarko, excluding WES, assumed by Occidental	$12,628
Less: Anadarko historical debt, excluding WES	(10,512)
Fair value adjustment to Anadarko debt, excluding WES, assumed by Occidental	$2,116
Fair value adjustment for WES debt	17
Fair value adjustment to increase debt per Note (d)	$2,133
(1)	For additional information regarding the assumed transfer tax liability associated with Anadarko’s Africa assets, see “—Preliminary Purchase Price Allocation” above.
in millions	As of March 31, 2019
Fair value adjustment to increase Anadarko property, plant and equipment, net of Anadarko’s Africa assets	$30,278
Fair value adjustment to increase WES property, plant and equipment and intangibles	2,313
Fair value adjustment to Anadarko’s debt, excluding WES debt, assumed by Occidental	(2,116)
$30,475
Estimated statutory domestic tax rate for the combined entity	23%
$7,009
(2)	Excludes fair value adjustment to WES debt of $17 million because the impact to deferred tax liabilities net of noncontrolling interests and the estimated statutory domestic tax rate was immaterial.

g)	Reflects the proceeds of $9.95 billion, net of $50 million in issuance costs, related to the issuance pursuant to the Berkshire Hathaway investment of 100,000 shares of series A preferred stock (par value $1.00), and a warrant (the “warrant”) to purchase 80 million shares of Occidental common stock at an exercise price of $62.50. Of this amount, $9.366 billion was allocated to the issuance of the series A preferred stock, which is reflected in additional paid-in capital, and $584 million was allocated to the warrant liability classified in other liabilities. The warrant will be remeasured at fair value each reporting period with the adjustment flowing through earnings.
h)	Reflects adjustments to eliminate Anadarko’s historical equity balances and record estimated purchase price at fair value:
in millions	As of March 31, 2019
Estimated stock portion of purchase price:
Common stock, $0.20 per share par value, expected to be issued in the merger	$29
Pro forma adjustment to paid-in capital in excess of par value for common stock expected to be issued in the merger	7,622
Estimated stock portion of purchase price of 146.3 million shares at $52.28 per share	$7,651

Equity issued for merger and elimination of Anadarko historical equity balances:
Common stock issued as part of stock consideration expected to be issued in the merger	$29
Elimination of Anadarko’s historical common stock	(57)
Pro forma adjustment to common stock	$(28)

Elimination of Anadarko’s historical treasury stock	$4,881
Equity consideration to Anadarko’s consolidated Executives and Directors Benefits Trust	(99)
Pro forma adjustment to treasury stock	$4,782

Pro forma adjustment to paid-in capital in excess of par value for common stock expected to be issued in the merger	$7,622
Elimination of Anadarko historical paid-in capital in excess of par value	(13,057)
Pro forma adjustment to paid-in capital in excess of par value	$(5,435)

Retained earnings impact for estimated merger-related transaction costs	$(310)
Retained earnings impact for post-combination expense of stock-based awards	(159)
Anadarko historical retained earnings impact for Chevron termination fee	(1,000)
Elimination of Anadarko historical retained earnings	(24)
Pro forma adjustment to retained earnings	$(1,493)

Elimination of Anadarko historical accumulated other comprehensive income	$329

Fair value of noncontrolling interests	$6,059
Elimination of Anadarko historical noncontrolling interests	(1,605)
Pro forma adjustment to noncontrolling interests	$4,454
i)	The following pro forma adjustments eliminate historical transactions between Anadarko and Occidental that would be treated as intercompany transactions after the merger:
i.	Elimination of $5 million in net sales and corresponding cost of sales in the pro forma statement of operations for the period ended March 31, 2019.
ii.	Elimination of $2 million in net sales and corresponding cost of sales in the pro forma statement of operations for the year ended December 31, 2018.

j)	Reflects adjustments to historical depreciation, depletion and amortization (“DD&A”) expense related to the step up of property, plant and equipment to estimated fair value. Pro forma DD&A expense related to the assets acquired through the merger, excluding Anadarko’s Africa assets, is $1.1 billion and $4.0 billion for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively.
k)	Reflects the elimination of Anadarko’s weighted-average shares outstanding and the issuance of Occidental common stock to Anadarko stockholders as part of the stock portion of the purchase price. The effect of the issuance of the warrant has been included in diluted shares. Basic and Diluted earnings per share have been reduced by $200 million and $800 million for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively, for pro forma dividends on the series A preferred stock.
in millions except per share amounts	Three months ended March 31, 2019	Year ended December 31, 2018
Basic EPS
Combined pro forma net income	$426	$3,664
Less: Income attributable to noncontrolling interests	(100)	(40)
Less: Pro forma preferred stock dividend	(200)	(800)
Combined pro forma net income attributable to Occidental common stock	126	2,824
Less: Income allocated to pro forma participating securities	(1)	(20)
Combined pro forma net income attributable to Occidental common stock, net of participating securities	$125	$2,804
Historical weighted average number of basic shares - Occidental	748.9	761.7
Pro forma shares issued to Anadarko stockholders	144.4	144.4
Pro forma weighted average common shares outstanding	893.3	906.2
Basic EPS	$0.14	$3.09
Diluted EPS
Combined pro forma net income	$426	$3,664
Less: Income attributable to noncontrolling interests	(100)	(40)
Less: Pro forma preferred stock dividend	(200)	(800)
Combined pro forma net income attributable to Occidental common stock	126	2,824
Less: Income allocated to pro forma participating securities	(1)	(20)
Combined pro forma net income attributable to Occidental common stock, net of participating securities	$125	$2,804

Pro forma weighted average common shares outstanding	893.3	906.2
Pro forma dilutive effect of potential shares	5.8	15.1
Total Pro forma diluted weighted average common shares	899.1	921.3
Diluted EPS	$0.14	$3.04

l)	The following table includes the elimination of revenue and expense items for the year ended December 31, 2018 related to Anadarko’s Alaska assets sold in the three months ended March 31, 2018:
in millions	Year ended December 31, 2018
Revenues and other income
Net sales	$(22)
Loss on sale of assets, net	33
11

Costs and other deductions
Oil and gas operating	(7)
Other operating and non-operating expenses	(21)
Taxes other than on income	(6)
(34)
Income before income taxes and other items	45
Interest expense	2
Provision for domestic and foreign income taxes	(11)
Total effect to net income	$36
m)	The pro forma income tax adjustments included in the pro forma statements of operations for the periods ended March 31, 2019 and December 31, 2018 reflect the income tax effects of the pro forma adjustments presented. The effective tax rate of the combined company could be significantly different from what is presented in these pro forma financial statements for a variety of reasons, including post-merger activities.

Supplemental Pro Forma Crude Oil, Natural Gas Liquids (“NGLs”) and Natural Gas Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped, crude oil, NGLs and natural gas reserves as of December 31, 2018, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2018.

The following estimated pro forma reserve information is not necessarily indicative of the results that might have occurred had the transactions been completed on January 1, 2018 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors”, beginning on page 32.

The pro forma adjustments below reflect the elimination of amounts related to Anadarko’s Africa assets.

Oil Reserves in millions of barrels (MMbbl) PROVED DEVELOPED AND UNDEVELOPED RESERVES	Occidental Historical	Anadarko Historical	Anadarko’s Africa asset sale Adjustments	Occidental Pro Forma Combined
Balance at December 31, 2017	1,515	658	(157)	2,016
Revisions of previous estimates	6	77	(12)	71
Improved recovery	189	—	—	189
Extensions and discoveries	6	104	—	110
Purchases of proved reserves	32	—	—	32
Sales of proved reserves	(12)	(34)	—	(46)
Production	(153)	(138)	31	(260)
Balance at December 31, 2018	1,583	667	(138)	2,112
DOMESTIC PROVED RESERVES	1,186	529	—	1,715
INTERNATIONAL PROVED RESERVES	397	138	(138)	397

PROVED DEVELOPED RESERVES
December 31, 2017	1,128	497	(136)	1,489
December 31, 2018	1,160	515	(123)	1,552
PROVED UNDEVELOPED RESERVES
December 31, 2017	387	161	(21)	527
December 31, 2018	423	152	(15)	560
NGL Reserves in millions of barrels (MMbbl) PROVED DEVELOPED AND UNDEVELOPED RESERVES	Occidental Historical	Anadarko Historical	Anadarko’s Africa asset sale Adjustments	Occidental Pro Forma Combined
Balance at December 31, 2017	445	243	(11)	677
Revisions of previous estimates	22	35	(1)	56
Improved recovery	47	—	—	47
Extensions and discoveries	—	28	—	28
Purchases of proved reserves	11	—	—	11
Sales of proved reserves	(3)	—	—	(3)
Production	(36)	(38)	2	(72)
Balance at December 31, 2018	486	268	(10)	744
DOMESTIC PROVED RESERVES	284	258	—	542
INTERNATIONAL PROVED RESERVES	202	10	(10)	202

PROVED DEVELOPED RESERVES
December 31, 2017	314	186	(10)	490
December 31, 2018	341	202	(10)	533
PROVED UNDEVELOPED RESERVES
December 31, 2017	131	57	(1)	187
December 31, 2018	145	66	—	211

Natural Gas Reserves in billions of cubic feet (Bcf) PROVED DEVELOPED AND UNDEVELOPED RESERVES	Occidental Historical	Anadarko Historical	Anadarko’s Africa asset sale Adjustments	Occidental Pro Forma Combined
Balance at December 31, 2017	3,831	3,230	(37)	7,024
Revisions of previous estimates	166	220	—	386
Improved recovery	347	—	—	347
Extensions and discoveries	4	190	—	194
Purchases of proved reserves	69	—	—	69
Sales of proved reserves	(14)	(15)	—	(29)
Production	(308)	(395)	5	(698)
Balance at December 31, 2018	4,095	3,230	(32)	7,293
DOMESTIC PROVED RESERVES	1,445	3,198	—	4,643

INTERNATIONAL PROVED RESERVES	2,650	32	(32)	2,650
PROVED DEVELOPED RESERVES
December 31, 2017	2,924	2,664	(24)	5,564
December 31, 2018	3,004	2,588	(24)	5,568
PROVED UNDEVELOPED RESERVES
December 31, 2017	907	566	(13)	1,460
December 31, 2018	1,091	642	(8)	1,725
Total Reserves in millions of BOE (MMBOE) PROVED DEVELOPED AND UNDEVELOPED RESERVES	Occidental Historical	Anadarko Historical	Anadarko’s Africa asset sale Adjustments	Occidental Pro Forma Combined
Balance at December 31, 2017	2,598	1,439	(174)	3,863
Revisions of previous estimates	56	149	(13)	192
Improved recovery	294	—	—	294
Extensions and discoveries	7	164	—	171
Purchases of proved reserves	54	—	—	54
Sales of proved reserves	(17)	(37)	—	(54)
Production	(240)	(242)	34	(448)
Balance at December 31, 2018	2,752	1,473	(153)	4,072
DOMESTIC PROVED RESERVES	1,711	1,320	—	3,031

INTERNATIONAL PROVED RESERVES	1,041	153	(153)	1,041
PROVED DEVELOPED RESERVES
December 31, 2017	1,928	1,127	(150)	2,905
December 31, 2018	2,002	1,148	(137)	3,013
PROVED UNDEVELOPED RESERVES
December 31, 2017	670	312	(24)	958
December 31, 2018	750	325	(16)	1,059

Standardized measure of discounted future net cash flows

The following tables present the estimated pro forma discounted future net cash flows at December 31, 2018. The pro forma standardized measure information set forth below gives effect to the transactions as if the transactions had been completed on January 1, 2018. The disclosures below were determined by referencing the “Standardized Measure of Discounted Future Net Cash Flows” reported in Anadarko’s and Occidental’s respective Annual Reports on Form 10-K for the year ended December 31, 2018; an explanation of the underlying methodology applied, as required by SEC regulations, can be found within the applicable Annual Report on Form 10-K. See “Where You Can Find More Information” beginning on page 167. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2018.

Therefore, the following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the transactions been completed on January 1, 2018 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors”, beginning on page 32.

The pro forma adjustments below reflect the elimination of amounts related to the contingent sale of Anadarko’s Africa assets.

in millions	Occidental Historical	Anadarko Historical	Anadarko’s Africa asset sale Adjustments	Occidental Pro Forma Combined
AT DECEMBER 31, 2018
Future cash inflows	$112,575	$59,598	$(10,058)	$162,115
Future costs
Production costs and other operating expenses	(45,655)	(22,788)	3,073	(65,370)
Development costs	(11,963)	(5,660)	444	(17,179)
Future income tax expense	(8,633)	(7,596)	2,728	(13,501)
Future net cash flows	46,324	23,554	(3,813)	66,065
Ten percent discount factor	(22,863)	(6,412)	806	(28,469)
Standardized measure of discounted future net cash flows	$23,461	$17,142	$(3,007)	$37,596

Changes in the standardized measure of discounted future net cash flows from proved reserve quantities

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved crude oil, NGLs and natural gas reserves for the year ended December 31, 2018 are as follows:

in millions	Occidental Historical	Anadarko Historical	Anadarko’s Africa asset sale Adjustments	Occidental Pro Forma Combined
Beginning of year	$16,220	$11,660	$(2,172)	$25,708
Sales and transfers of oil and gas produced, net of production costs and other operating expenses	(7,828)	(8,360)	1,703	(14,485)
Net change in prices received per barrel, net of production costs and other operating expenses	9,482	6,198	(2,351)	13,329
Extensions, discoveries and improved recovery, net of future production and development costs	3,378	3,429	—	6,807
Change in estimated future development costs	(3,463)	(1,833)	(124)	(5,420)
Revisions of quantity estimates	664	4,352	(329)	4,687
Previously estimated development costs incurred during the period	1,943	2,763	(86)	4,620
Accretion of discount	1,551	1,543	(382)	2,712
Net change in income taxes	(1,182)	(1,729)	461	(2,450)
Purchases and sales of reserves in place, net(a)	347	(412)	—	(65)
Changes in production rates and other	2,349	(469)	273	2,153
Net change	7,241	5,482	(835)	11,888
End of year	$23,461	$17,142	$(3,007)	$37,596
(a)	Purchases of $5 million and sales of $417 million for Anadarko Historical combined above.

NON-BINDING, ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR ANADARKO’S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 14a-21(c) promulgated under the Exchange Act require that Anadarko seek a non-binding, advisory vote from its stockholders to approve the merger-related compensation described in this proxy statement/prospectus under “The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger” beginning on page 79. The approval, on a non-binding, advisory basis, of the merger-related compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Anadarko common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Each share of Anadarko common stock outstanding on the record date is entitled to one vote on this proposal. Failures to vote and broker non-votes will have no effect on the vote for this proposal (assuming a quorum is present); abstentions will have the same effect as a vote cast “AGAINST” the approval of this proposal. Accordingly, Anadarko is asking its stockholders to vote in favor of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Anadarko’s named executive officers that is based on or otherwise relates to the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Merger—Interests of Directors and Executive Officers of Anadarko in the Merger’ are hereby APPROVED”.

The Anadarko Board recommends that its stockholders approve, on a non-binding, advisory basis, the merger-related compensation described in this proxy statement/prospectus by voting “FOR” the above proposal.

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Anadarko or Occidental. If the merger proposal is adopted by the Anadarko stockholders and the merger is completed, the merger-related compensation will be payable to Anadarko’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.

DESCRIPTION OF OCCIDENTAL CAPITAL STOCK

The following describes the material terms of the capital stock of Occidental. This description is qualified in its entirety by reference to the restated certificate of incorporation, as amended on May 5, 2006, May 1, 2009 and May 2, 2014 (“Occidental’s certificate of incorporation”), and amended and restated by-laws, as adopted on May 5, 2019 (“Occidental’s by-laws”), of Occidental, which are incorporated by reference into this proxy statement/prospectus. For more information about the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” on page 167.

The authorized capital stock of Occidental currently consists of one billion and one hundred million shares of common stock, par value $0.20 per share, and fifty million shares of preferred stock, par value $1.00 per share. As of July 8, 2019, the most recent practicable date for which such information was available, there were 748,306,455 shares of Occidental common stock outstanding and no shares of Occidental preferred stock outstanding.

Occidental Common Stock

Subject to the dividend rights of the holders of any outstanding series of preferred stock to be issued in the future, including the series A preferred stock to be issued at the closing of the merger pursuant to the Berkshire Hathaway investment, holders of Occidental common stock will be entitled to receive dividends when, as and if declared by the Occidental Board. Occidental will pay those dividends either in cash, shares of common stock, or otherwise, at the rate and on the date or dates as declared by the Occidental Board. Accruals of dividends will not bear interest. As a Delaware corporation, Occidental is subject to statutory limitations on the declaration and payment of dividends.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Occidental’s affairs, holders of Occidental common stock would be entitled to share ratably in Occidental’s assets that are legally available for distribution to stockholders after payment of liabilities, and after the payment in full of the amounts required to be paid to the holders of any outstanding class or series of preferred stock, including the series A preferred stock. Because Occidental is a holding company, holders of common stock may not receive assets of Occidental’s subsidiaries in the event of Occidental’s liquidation until the claims of creditors of Occidental’s subsidiaries are paid, except to the extent that Occidental is a creditor of, and may have recognized claims against, such subsidiaries. Each holder of common stock entitled to vote will have one vote for each one share of common stock held on all matters to be voted upon by Occidental stockholders, including elections of directors. Holders of Occidental common stock have no conversion, redemption, preemptive, subscription or similar rights.

All outstanding shares of Occidental common stock are, and the shares of Occidental common stock to be issued in the merger will be, validly issued, fully paid and non-assessable. At July 8, 2019, the most recent practicable date for which such information was available, there were approximately 22,933 holders of record of Occidental common stock.

Occidental has also agreed to issue and sell to Berkshire Hathaway on the closing date of the merger, subject to certain conditions, a warrant to acquire 80 million shares of Occidental common stock at an exercise price of $62.50 per share and, in connection therewith, to enter into a registration rights agreement with respect to such Occidental common stock. See “The Merger—Financing of the Merger and Treatment of Existing Debt—Berkshire Hathaway Investment” beginning on page 90.

Occidental Preferred Stock

Occidental’s certificate of incorporation expressly authorizes the Occidental Board to issue preferred stock in one or more series, to fix, from time to time, before issuance, the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of such series.

Occidental has agreed to issue and sell to Berkshire Hathaway on the closing date of the merger, subject to certain conditions, 100,000 shares of a new series of cumulative perpetual preferred stock of Occidental, with a face value of $100,000 per share (the “series A preferred stock”). The series A preferred stock has no maturity date and is generally non-voting (except with respect to issuances of senior stock and certain other transactions or modifications affecting the rights of the series A preferred stock). The series A preferred stock will rank senior to the outstanding shares of Occidental common stock with respect to the payment of dividends and distributions in liquidation and has a liquidation price of 105% of the face value plus any accrued and unpaid dividends (whether or not declared). So long as any share of the series A preferred stock remains outstanding, Occidental may not declare or pay dividends on Occidental common stock and Occidental may not purchase, redeem or otherwise acquire for consideration any Occidental common stock unless all accrued and unpaid dividends on all outstanding shares of series A preferred stock have been, or are contemporaneously, declared and paid in full and Occidental has paid, or will contemporaneously pay, in full any portion of the redemption price required to be paid pursuant to the certificate of designations for the series A preferred stock. For more information about the series A preferred stock and the Berkshire Hathaway investment, see “The Merger—Financing of the Merger and Treatment of Existing Debt—Berkshire Hathaway Investment” beginning on page 90.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF OCCIDENTAL AND ANADARKO

Both Occidental and Anadarko are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the DGCL. Occidental will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.

Upon completion of the merger, the Anadarko stockholders immediately prior to the effective time of the merger will become Occidental common stockholders. The rights of the former Anadarko stockholders and the Occidental stockholders will thereafter be governed by the DGCL and by Occidental’s certificate of incorporation and Occidental’s by-laws.

The following description summarizes certain of the material terms and differences between the rights of the stockholders of Occidental and Anadarko, but is not a complete statement of all such terms or differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective certificates of incorporation and by-laws of Occidental and Anadarko. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 167.

	Rights of Occidental Stockholders	Rights of Anadarko Stockholders
Authorized Capital Stock	The authorized capital stock of Occidental consists of 1,100,000,000 shares of common stock, par value $0.20 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share.	The authorized capital stock of Anadarko consists of 1,000,000,000 shares of common stock, par value $0.10 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share.

Special Meetings of Stockholders; Action by Written Consent	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or by-laws.

Under Occidental’s by-laws and certificate of incorporation, special meetings of stockholders may be called by the Occidental Board or the chairman of the Occidental Board. In addition, subject to certain procedural requirements contained in Occidental’s certificate of incorporation and by-laws, special meetings of stockholders shall be called by the secretary of Occidental upon the written request of record holders of at least 25% of the outstanding common stock of Occidental.

Stockholders are permitted to take action without a meeting by written consent, subject to certain procedures specified in Occidental’s certificate of incorporation and by-laws.

Under Anadarko’s by-laws, special meetings of stockholders may only be called by a majority of the Anadarko Board, the chairman of the Anadarko Board or Anadarko’s chief executive officer or president. Stockholders are not permitted to call special meetings.

Stockholders are not permitted to take action without a meeting by written consent.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
Occidental’s by-laws generally allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting to nominate candidates for election to the Occidental Board and propose other business to be brought before an annual meeting.

Anadarko’s by-laws generally allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting to nominate candidates for election to the Anadarko Board and propose other business to be brought before an annual meeting.

Rights of Occidental Stockholders	Rights of Anadarko Stockholders

Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Occidental’s secretary prior to the meeting.

Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Anadarko’s secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals other than the election of directors must be received at the principal executive offices of Occidental not later than the 70th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is not within 30 days of such date, notice by the stockholder must be delivered not later than the close of business on the 10th day following the day on which (i) such notice of the date of the annual meeting was mailed or (ii) such public disclosure was made, whichever first occurs.

In connection with an annual meeting, to be timely, notice of nominations of persons for election to the Occidental Board must be received at the principal executive offices of Occidental between September 1 and November 30 of the year preceding the annual meeting. The stockholder notice must also include specific information regarding the stockholder and the director nominee or business to be brought before the annual meeting, as described in Occidental’s by-laws.

In connection with an annual meeting, to be timely, an Anadarko stockholder must deliver written notice by mail to Anadarko’s secretary not later than the close of business on the 90th day and not earlier than the 120th day prior to the first anniversary date of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, the stockholder notice must be delivered no earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of (i) the 90th day prior to the annual meeting or (ii) if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of the annual meeting, the 10th day following the day on which Anadarko publicly announces the date of the annual meeting. The stockholder notice must also include specific information regarding the stockholder and the director nominee or business to be brought before the annual meeting, as described in Anadarko’s by-laws.

In addition, Occidental’s by-laws permit any stockholder or group of up to 20 stockholders who have maintained continuous qualifying ownership of 3% or more of Occidental’s outstanding common stock for at least three years to include up to a specified number of director nominees in Occidental’s proxy materials for an annual meeting, subject to satisfying notice requirements and other conditions set forth in the by-laws.

In addition, Anadarko’s by-laws permit any stockholder or group of up to 20 stockholders who have maintained continuous qualifying ownership of 3% or more of Anadarko’s outstanding common stock for at least three years to include up to a specified number of director nominees in Anadarko’s proxy materials for an annual meeting, subject to satisfying notice requirements and other conditions set forth in the by-laws.

	Rights of Occidental Stockholders	Rights of Anadarko Stockholders

The maximum number of stockholder nominees permitted under such proxy access provisions of Occidental’s by-laws is the greater of two or 20% of the number of Occidental’s directors on the last day a notice of nomination may be submitted. Notice of a nomination under Occidental’s proxy access by-law provisions must be submitted to the secretary of Occidental not later than the 120th day, nor earlier than the 150th day, prior to the anniversary of the date that Occidental mailed its proxy statement for the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or after the first anniversary date of the preceding year’s annual meeting, notice by the stockholder must be given by the later of the close of business on the date that is (i) 180 days prior to such other meeting date or (ii) the 10th day following the date such other meeting date is first publicly announced or disclosed.

The maximum number of stockholder nominees permitted under such proxy access provisions of Anadarko’s by-laws is the greater of two or 20% of the number of Anadarko’s directors on the last day a notice of nomination may be submitted. Notice of a nomination under Anadarko’s proxy access by-law provisions must be delivered by a stockholder to the secretary of Anadarko at its principal executive offices not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered (i) not earlier than the close of business on the 150th day prior to such annual meeting and (ii) not later than the close of business on the later of (a) the 120th day prior to such annual meeting or (b) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which Anadarko publicly announced the date of the annual meeting.

Number of Directors
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s by-laws unless the certificate of incorporation fixes the number of directors.

Occidental’s certificate of incorporation and by-laws provide that, subject to the rights, if any, of holders of preferred stock issued by Occidental to elect directors thereof, the Occidental Board will consist of one or more directors and the authorized number of directors will be determined from time to time by resolution adopted by the Occidental Board.

There are currently nine positions authorized and nine directors serving on the Occidental Board.

Anadarko’s certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Anadarko Board.

There are currently 13 positions authorized and 13 directors serving on the Anadarko Board.

	Rights of Occidental Stockholders	Rights of Anadarko Stockholders
Election of Directors
The DGCL provides that, unless the certificate of incorporation or by-laws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Occidental’s by-laws provide that in an uncontested election, a director nominee is elected by a majority of the votes cast at an annual meeting at which a quorum is present; provided, however, that directors will be elected by a plurality of the votes cast at any meeting of the stockholders for which the number of nominees exceeds the number of directors to be elected. In an uncontested election, any nominee for director who receives a greater number of votes “against” his or her election than votes “for” such election must promptly tender his or her resignation following certification of the stockholder vote.

Holders of Occidental common stock do not have cumulative voting rights in the election of directors or otherwise.

Occidental does not have a classified board. Occidental’s by-laws require that all directors be elected at each annual meeting of stockholders for a term of one year and until his or her successor is duly elected.

Anadarko’s by-laws provide that in an uncontested election, a director nominee is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at a meeting at which a quorum is present; provided, however, that if, as of the 10th day preceding the date Anadarko first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, director nominees will be elected by a plurality of votes cast.

Anadarko’s certificate of incorporation provides that directors will be elected by cumulative voting in any election on or after the date on which any 30% stockholder becomes a 30% stockholder, and until the time as no 30% stockholder exists. A 30% stockholder is defined in Anadarko’s certificate of incorporation as any person, other than Anadarko, its subsidiaries or any Anadarko employee stock ownership/benefit plan, who beneficially owns 30% or more of the outstanding shares of Anadarko’s voting stock or who, at any time within the two-year period immediately prior to the date in question, beneficially owned 30% or more of the then-outstanding shares of Anadarko’s voting stock.

Anadarko does not have a classified board. Anadarko’s certificate of incorporation requires that all directors be elected at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders.

	Rights of Occidental Stockholders	Rights of Anadarko Stockholders
Removal of Directors; Vacancies
Section 141(k) of the DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Occidental’s by-laws and certificate of incorporation do not expressly provide for the removal of directors, and so Section 141(k) of the DGCL governs.

Vacancies resulting from any increase in the number of directors or from death, resignation, disqualification, removal or other cause may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Anadarko’s certificate of incorporation provides that Anadarko stockholders may remove directors with or without cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Vacancies resulting from any increase in the number of directors or from death, resignation, disqualification, removal or other cause may be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Limitation on Liability of Directors
Occidental’s certificate of incorporation provides that no director will be personally liable to Occidental or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Occidental to its stockholders, (ii) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of DGCL, which addresses liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper benefit.

Anadarko’s certificate of incorporation provides that no director will be personally liable to Anadarko or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Anadarko or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which addresses liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper benefit.

Indemnification of Directors and Officers; Expenses
Under the DGCL, a Delaware corporation may indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

Rights of Occidental Stockholders	Rights of Anadarko Stockholders

Occidental’s by-laws require Occidental to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative by reason of the fact that such person is or was a director, officer, employee or agent of Occidental, or is or was serving at the request of Occidental as a director, officer, manager, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other organization or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Occidental, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Occidental’s by-laws provide that Occidental may advance expenses incurred by such person in connection with any such action, suit or proceeding prior to its final disposition upon receipt of an undertaking to repay any advanced amounts if it is ultimately determined that he or she is not entitled to be indemnified.

Anadarko’s by-laws require Anadarko to indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal or administrative by reason of the fact that such person, or a person for whom he or she is the legal representative, (i) is or was a director or officer of Anadarko or, while a director or officer of Anadarko, is or was serving at Anadarko’s request as a director, officer, manager, partner, employee or agent of another corporation partnership, limited liability company, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans (a “Covered Person”) or (ii) is or was an employee of Anadarko or, while an employee of Anadarko, is or was serving at Anadarko’s request as a director, officer, manager, partner, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans (a “Covered Employee”), in each case, against all liability and loss suffered and expenses reasonably incurred by such Covered Person or Covered Employee.

Anadarko is required under its by-laws to advance expenses incurred by a Covered Person in connection with any such action, suit or proceeding prior to its final disposition so long as the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to be indemnified. The by-laws also permit Anadarko, in its discretion, to advance expenses incurred by a Covered Employee in connection with any such action, suit or proceeding prior to its final disposition upon such terms and conditions as Anadarko deems appropriate.

	Rights of Occidental Stockholders	Rights of Anadarko Stockholders
Amendments to Certificate of Incorporation
Occidental’s certificate of incorporation provides that Occidental reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner prescribed by statute, and all rights conferred upon stockholders in the certificate of incorporation are granted subject to such reservation.

As provided under the DGCL, subject to limited exceptions, any amendment to Occidental’s certificate of incorporation requires (i) the approval of the Occidental Board, (ii) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Anadarko’s certificate of incorporation may be amended if the change is proposed by the Anadarko Board and approved by the holders of a majority of outstanding voting stock. However, the vote of at least 80% of the votes entitled to be cast by the holders of all outstanding shares of voting stock is required to amend various provisions of Anadarko’s certificate of incorporation, including provisions relating to: (i) the number of directors constituting the Anadarko Board, (ii) the classification of the Anadarko Board, (iii) the removal of directors, (iv) the procedures for filling vacancies on the Anadarko Board, (v) the liability of directors for monetary damages for breach of fiduciary duty, (vi) certain business combinations with any interested stockholder, (vii) the cumulative voting for election of directors upon a 30% stockholder becoming a 30% stockholder and (viii) the prohibitions on stockholder action by written consent.

Amendments to By-laws
Occidental’s certificate of incorporation provides that the Occidental by-laws may be adopted, amended or repealed by the affirmative vote of the majority of the Occidental Board. In addition, Section 109 of the DGCL provides that stockholders have the power to adopt, amend or repeal by-laws.

Anadarko’s certificate of incorporation and by-laws provide that the by-laws generally may be amended (i) at any regular or special meeting of Anadarko stockholders by the affirmative vote of the holders of a majority in voting power of the shares of capital stock of Anadarko issued and outstanding and entitled to vote thereat or (ii) by the affirmative vote of a majority of the Anadarko Board.

Certain Business Combinations
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder”, unless prior to such date the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or certain other exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

	Occidental’s certificate of incorporation does not contain a provision electing not to be governed by Section 203, and so Occidental is subject to such provision.	Anadarko’s certificate of incorporation does not contain a provision electing not to be governed by Section 203, and so Anadarko is subject to such provision.

	Rights of Occidental Stockholders	Rights of Anadarko Stockholders

In addition, Anadarko’s certificate of incorporation provides that, with some exceptions, a business combination with a person, other than Anadarko, its subsidiaries or any Anadarko employee stock ownership/benefit plan, that is the beneficial owner of voting stock representing 5% or more of the votes entitled to be cast by the holders of all outstanding voting stock, or who was at any point within the two-year period immediately prior to the date in question, requires the affirmative vote of at least 80% of the votes entitled to be cast by the holders of all outstanding voting stock.

Stockholder Rights Plan	Occidental currently does not have a stockholder rights plan.	Anadarko currently does not have a stockholder rights plan.

Forum Selection
Occidental’s by-laws provide that, unless Occidental consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for any derivative action, action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of Occidental to Occidental or its stockholders, action asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, the DGCL, Occidental’s certificate of incorporation or Occidental’s by-laws (as each may be amended from time to time), action to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or action asserting a claim governed by the internal affairs doctrine.

Anadarko’s by-laws provide that, unless Anadarko consents in writing to the selection of an alternative forum, the sole and exclusive forum for any derivative action, action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Anadarko to Anadarko or Anadarko’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, action asserting a claim against Anadarko or any current or former director or officer or other employee of Anadarko arising pursuant to the DGCL or Anadarko’s certificate of incorporation or Anadarko’s by-laws (as either may be amended from time to time), action asserting a claim related to or involving Anadarko that is governed by the internal affairs doctrine or action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL will be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Rights of Occidental Stockholders	Rights of Anadarko Stockholders

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in Occidental common stock is deemed to have received notice of and consented to the foregoing forum selection by-law, which could limit Occidental stockholders’ ability to choose the judicial forum for disputes with Occidental. The enforceability of similar forum clauses in other companies’ by-laws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection clause contained in Occidental’s by-laws to be inapplicable or unenforceable in such action.

The enforceability of similar forum clauses in other companies’ by-laws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection clause contained in Anadarko’s by-laws to be inapplicable or unenforceable in such action.

VALIDITY OF COMMON STOCK

The validity of the Occidental common stock to be issued in the merger will be passed upon for Occidental by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements of Occidental Petroleum Corporation and subsidiaries as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Anadarko Petroleum Corporation and subsidiaries as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 consolidated financial statements refers to a change in the method of accounting for revenue recognition in 2018.

Certain information with respect to the oil and gas reserves associated with Occidental’s oil and gas properties is confirmed in the process review letter of Ryder Scott Company, L.P., independent petroleum engineering consultants, and has been incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such process review letter and in giving such process review letter.

Certain information with respect to the oil and gas reserves associated with Anadarko’s oil and gas properties is confirmed in the procedures and methods review letter of Miller and Lents, Ltd., an independent petroleum consulting firm, and has been incorporated by reference into this document, upon the authority of said firm as experts with respect to the matters covered by such procedures and methods review letter and in giving such procedures and methods review letter.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR ANADARKO’S
2019 ANNUAL MEETING OF STOCKHOLDERS

If the transaction is completed in 2019, Anadarko will become an indirect wholly owned subsidiary of Occidental and, consequently, will not hold an annual meeting of its stockholders in 2019. If the transaction is not adopted by the requisite vote of the Anadarko stockholders or if the merger is not completed for any other reason, Anadarko intends to hold an annual meeting of its stockholders in 2019 (the “Anadarko 2019 annual meeting”). The Anadarko 2019 annual meeting has been indefinitely postponed by the Anadarko Board pending the outcome of the merger.

Stockholder proposals submitted for inclusion in Anadarko’s proxy statement and proxy card for the Anadarko 2019 annual meeting pursuant to Rule 14a-8 promulgated under the Exchange Act would have to have been received by Anadarko’s corporate secretary no later than November 30, 2018 if the Anadarko 2019 annual meeting were to be held within 30 days of May 15, 2019. However, given the pendency of the merger, Anadarko does not currently expect to hold the Anadarko 2019 annual meeting more than 30 days before or after May 15, 2019, and, accordingly, such stockholder proposals will have to be received by Anadarko a reasonable time before Anadarko begins to print and send its proxy materials for the Anadarko 2019 annual meeting.

If the Anadarko 2019 annual meeting occurs, the Anadarko by-laws allow Anadarko stockholders of record to present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on the Anadarko Board at an annual meeting or special meeting of Anadarko stockholders at which directors are to be elected. The Anadarko by-laws require all stockholders who intend to make such proposals or nominations at an annual stockholder meeting or special stockholder meeting to provide a written notice, including the information specified in the Anadarko by-laws, to Anadarko’s corporate secretary not earlier than the close of business on the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting of Anadarko stockholders. To be eligible for consideration at the Anadarko 2019 annual meeting, notices would have to have been received by Anadarko between January 15, 2019 and

February 14, 2019. In the event that the Anadarko 2019 annual meeting is scheduled to be held on or after July 15, 2019, such stockholder notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Anadarko.

In addition, the Anadarko by-laws permit any stockholder or group of up to 20 stockholders who have maintained continuous qualifying ownership of 3% or more of the outstanding Anadarko common stock for at least three years as of the date of the stockholder notice, and thereafter continue to own such required shares through such annual meeting of stockholders, to include up to a specified number of director nominees in Anadarko’s proxy materials for an annual meeting. To be eligible for consideration at the Anadarko 2019 annual meeting, notice of a nomination under Anadarko’s proxy access by-law provisions would have to have been delivered by a stockholder to Anadarko’s corporate secretary not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date the proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting. In the event that Anadarko is required to hold a 2019 annual meeting, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 150th day prior to the Anadarko 2019 annual meeting and not later than the close of business on the later of the 120th day prior to the Anadarko 2019 annual meeting or, if the first public announcement of the date of the Anadarko 2019 annual meeting is less than 100 days prior to the date of such meeting, the 10th day following the day on which Anadarko publicly announces the date of the Anadarko 2019 annual meeting.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified Anadarko of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding”, potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Anadarko at its address identified below. Anadarko will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Investor Relations, Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380, or contact Anadarko Investor Relations by telephone at 832-636-1000 or by email at investor@anadarko.com.

Where You Can Find More Information

Occidental and Anadarko file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access this information at the SEC’s internet website that contains reports, proxy statements and other information regarding issuers, including Occidental and Anadarko, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus.

Occidental has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Occidental common stock to be issued to Anadarko stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Occidental and Anadarko, respectively. The rules and regulations of the SEC allow Occidental and Anadarko to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Occidental and Anadarko to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Occidental and Anadarko have previously filed with the SEC. They contain important information about the companies and their financial condition.

Occidental SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2018;
•	Definitive proxy statement on Schedule 14A for the 2019 annual meeting of stockholders;
•	Quarterly report on Form 10-Q for the quarter ended March 31, 2019;
•	Current reports on Form 8-K filed on April 24, 2019, May 3, 2019, May 6, 2019 (Film No.: 19798226), May 6, 2019 (Film No.: 19797991), May 10, 2019 (Film No.: 19813015) and May 10, 2019 (Film No.: 19815863) (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and
•	The description of Occidental common stock contained in the registration statement on Form 8-B dated June 26, 1986 (as amended by Form 8, dated December 22, 1986, Form 8, dated February 3, 1988, Form 8-B/A, dated July 12, 1993, Form 8-B/A, dated March 21, 1994, and Form 8-B/A, dated November 2, 1995, and including any amendment or report filed with the SEC for the purpose of updating this description).

Anadarko SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2018;
•	Definitive proxy statement on Schedule 14A for the 2019 annual meeting of stockholders (which meeting has been postponed indefinitely);
•	Quarterly report on Form 10-Q for the quarter ended March 31, 2019;
•	Current reports on Form 8-K filed on February 19, 2019, April 12, 2019, April 17, 2019, May 10, 2019 and May 15, 2019 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and
•	The description of the Anadarko common stock contained in Anadarko’s registration statement on Form S-3ASR filed with the SEC on February 21, 2019 under the heading “Description of Capital Stock―Common Stock” (including any amendment or report filed with the SEC for the purpose of updating this description).

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, Occidental and Anadarko incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Occidental or Anadarko, as applicable, by requesting them in writing or by telephone as follows:

Occidental Petroleum Corporation Attention: Corporate Secretary 5 Greenway Plaza, Suite 110 Houston, Texas 77046 Telephone: (713) 215-7000	Anadarko Petroleum Corporation Attention: Corporate Secretary 1201 Lake Robbins Drive The Woodlands, Texas 77380 Telephone: (832) 636-1000

These documents are available from Occidental or Anadarko, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Occidental and Anadarko at their internet websites at www.oxy.com and www.anadarko.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree or Morrow, Anadarko’s proxy solicitors, at the following addresses and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders in the U.S. and Canada may call toll free: (877) 456-3524
Stockholders in other locations may call direct: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Phone: (203) 658-9400

If you are a stockholder of Anadarko and would like to request documents, please do so by August 1, 2019 to receive them before the special meeting. If you request any documents from Occidental or Anadarko, Occidental or Anadarko, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after Occidental or Anadarko, as the case may be, receives your request.

This proxy statement/prospectus is a prospectus of Occidental and a proxy statement of Anadarko for the special meeting. Neither Occidental nor Anadarko has authorized anyone to give any information or make any representation about the merger or Occidental or Anadarko that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Occidental or Anadarko has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated July 11, 2019. You should not assume that the information is accurate as of any date other than that date, and neither its mailing to Anadarko stockholders nor the issuance of shares of Occidental common stock in the merger will create any implication to the contrary.

Annex A
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

May 9, 2019

among

OCCIDENTAL PETROLEUM CORPORATION,

BASEBALL MERGER SUB 1, INC.

and

ANADARKO PETROLEUM CORPORATION

A-i

A-ii

EXHIBITS

Exhibit A—Form of Certificate of Incorporation of Merger Subsidiary

A-iii

DEFINED TERMS

Term	Section
Acquisition Proposal	7.8(b)
Affected Employees	6.6(b)
Agreement	Preamble
Alternative Commitment Letter(s)	7.13(d)
Alternative Financing	7.13(d)
Anti-Corruption Laws	3.17(d)(i)
Anti-Discrimination Laws	3.15(i)
Antitrust Laws	7.1(b)(ii)
Bank of America	4.15(a)
Book-Entry Shares	1.4(b)
Brokers and Finders Fees	3.24
Cancelled Shares	1.4(d)
Cap Amount	6.3(d)
Capital Budget	5.1(g)
CERCLA	3.18(b)
Certificate	1.4(b)
Certificate of Merger	1.1(b)
Change in Control	6.6(a)
Change in the Company Recommendation	5.2(a)
Chevron	Recitals
Chevron Agreement	Recitals
Chevron Termination Fee	Recitals
Citi	4.15(a)
Closing	1.1(d)
Closing Date	1.1(d)
Code	1.6(c)
Commitment Letters	4.15(a)
Committed Financing	4.15(a)
Common Shares Trust	2.2(b)
Company	Preamble
Company 10-K	3.7(a)
Company Balance Sheet	3.8
Company Balance Sheet Date	3.8
Company Benefit Plans	3.15(a)
Company By-Laws	3.1
Company Capital Stock	3.5
Company Charter	3.1
Company Common Stock	Recitals
Company Credit Agreement	5.1(l)
Company Deferred Stock Award	1.6(e)
Company Disclosure Schedules	III
Company Environmental Permits	3.18(a)
Company Intellectual Property	3.22(a)
Company Material Adverse Effect	3.1
Company Pension Plan	3.15(e)
Company Preferred Stock	3.5
Company Proxy Statement	3.9(a)
Company PU Award	1.6(c)
Company Recommendation	5.2(f)

A-iv

Term	Section
Company RS Award	1.6(d)
Company RSU Award	1.6(b)
Company SEC Documents	3.7(a)
Company Securities	3.5
Company Stock Option	1.6(a)
Company Stockholder Approval	3.2(a)
Company Stockholder Meeting	5.2(f)
Company Subsidiary Securities	3.6(b)
Confidentiality Agreement	7.3
Contract	3.21(a)
Creditors’ Rights	3.2(a)
De Minimis Inaccuracies	8.2(a)
Debt Commitment Letters	4.15(a)
Debt Fee Letters	4.15(a)
Delaware Court	10.8
DGCL	Recitals
Dissenting Share	1.5
Economic Sanctions/Trade Laws	3.17(d)(ii)
Effect	3.1
Effective Time	1.1(b)
End Date	9.1(b)(i)
Environmental Laws	3.18(b)
Equity Investment	4.15(c)
Equity Purchase Agreement	4.15(c)
ERISA	3.15(a)
ERISA Affiliate	3.15(d)
Excess Shares	2.2(a)
Exchange Act	3.3
Exchange Agent	2.1(a)
Exchange Ratio	1.4(a)
Exchange Ratio Reduction Number	1.4(f)
Exercise Price	1.6(a)
Financial Advisors	3.24
Financing	7.13(g)
Financing Sources	9.2
Foreign Company Benefit Plan	3.15(a)
Form S-4	4.8(a)
GAAP	3.8
Government Official	3.17(a)
Hazardous Substance	3.18(b)
HSR Act	3.3
Hydrocarbon Contract	3.20(a)
Hydrocarbons	3.20(a)
Indemnified Liabilities	6.3(a)
Indemnified Persons	6.3(a)
Intellectual Property	3.22(a)
Intervening Event	5.2(b)(ii)
Intervening Event Match Period	5.2(b)(ii)
Intervening Event Notice	5.2(b)(ii)
knowledge	3.10(e)

A-v

Term	Section
Lien	3.4
Material Contract	3.21(b)
Measurement Date	3.5
Merger	Recitals
Merger Consideration	1.4(a)
Merger Subsidiary	Preamble
MLP	3.6(a)
MLP 10-K	3.7(b)
MLP Balance Sheet	3.8
MLP Common Units	3.6(c)
MLP Partnership Agreement	3.6(c)
MLP Partnership Interests	3.6(c)
MLP SEC Documents	3.7(b)
MLP Securities	3.6(c)
Money Laundering Laws	3.17(d)(iii)
NYSE	1.4(f)
OFAC	3.17(d)(ii)
Operating Partnership	3.6(a)
Option Consideration	1.6(a)
Original Financing Failure	7.13(d)
Parent	Preamble
Parent 10-K	4.6(a)
Parent Balance Sheet	4.7
Parent Balance Sheet Date	4.7
Parent Closing Price	1.6(a)
Parent Common Stock	Recitals
Parent Common Stock Issuance	Recitals
Parent Disclosure Schedules	IV
Parent Material Adverse Effect	4.1
Parent Measurement Date	4.5
Parent Preferred Stock	4.5
Parent SEC Documents	4.6(a)
Parent Securities	4.5
Parent Stock/Cash Award	1.6(d)
Parent Stock/Cash Unit Award	1.6(b)
PATRIOT Act	7.13(g)
Payor	10.5(c)
Per Share Cash Amount	1.4(a)
Permitted Commitment Reductions	7.13(b)
Person	2.1(c)
Personal Data	3.22(b)
Privacy Policies	3.22(b)
Proceeding	6.3(a)
RCRA	3.18(b)
Recipient	10.5(c)
Release	3.18(b)
Sanctions Target	3.17(d)(iv)
Sarbanes-Oxley Act	3.10(a)
SEC	1.6(g)
Securities Act	3.3

A-vi

Term	Section
Share Cap	1.4(f)
Significant Subsidiaries	3.6(a)
Subsidiary	3.6(a)
Substantial Detriment	7.1(c)
Substitute Commitment Letter(s)	7.13(c)
Substitute Financing	7.13(c)
Superior Proposal	7.8(b)
Superior Proposal Match Period	5.2(b)(i)
Superior Proposal Notice	5.2(b)(i)
Surviving Corporation	1.1(a)
Tax Proceeding	3.14
Tax Returns	3.14
Taxes	3.14
Termination Fee	10.5(a)(ii)
Transaction Litigation	7.14
Transaction Uses	4.15(g)
Transactions	Recitals
WES GP	3.6(a)
WES GP Interest	3.6(c)

A-vii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 9, 2019 is by and among Occidental Petroleum Corporation, a Delaware corporation (“Parent”), Baseball Merger Sub 1, Inc., a newly formed Delaware corporation and an indirect, wholly-owned Subsidiary of Parent (“Merger Subsidiary”), and Anadarko Petroleum Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as the Surviving Corporation (as defined below) and an indirect, wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Parent, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the issuance of the shares of common stock of Parent, par value $0.20 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Common Stock Issuance”) and the other transactions contemplated hereby (the “Transactions”), are fair to, and in the best interests of, Parent and Parent’s stockholders and (b) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) and (d) resolved (subject to Section 5.2) to recommend the adoption of this Agreement by the holders of Company Common Stock;

WHEREAS, the Board of Directors of Merger Subsidiary has by unanimous vote (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary’s sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) submitted this Agreement to the sole stockholder of Merger Subsidiary for adoption thereby and recommended that such sole stockholder approve and adopt this Agreement and the Transactions; and

WHEREAS, prior to the execution and delivery of this Agreement, the Company has paid to Chevron Corporation (“Chevron”) the $1,000,000,000 termination fee (the “Chevron Termination Fee”) payable pursuant to Section 9.1(f) and Section 10.5(iii) of the Agreement and Plan of Merger, dated as of April 11, 2019 (the “Chevron Agreement”), by and among Chevron, a Delaware corporation, Justify Merger Sub 1 Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Chevron, Justify Merger Sub 2 Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Chevron, and the Company.

NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Subsidiary shall be merged with and into the Company in accordance with the requirements of the DGCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be an indirect, wholly-owned subsidiary of Parent.

(b)   On the Closing Date, immediately after the Closing, the Company will file a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and the parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The

Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and is specified in the Certificate of Merger (the “Effective Time”).

(c)   From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary, all as provided under the DGCL.

(d)   The closing of the Merger (the “Closing”) shall take place (i) at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York, 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable on the second (2nd) Business Day following the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time as the Company and Parent may agree in writing (the “Closing Date”).

Section 1.2   Certificate of Incorporation and By-Laws of the Surviving Corporation. Subject to Section 6.3:

(a)   At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of Merger Subsidiary as set forth in Exhibit A, except for Article FIRST thereof which shall be amended to read as follows: “The name of the corporation (hereinafter called the “Corporation”) is Anadarko Petroleum Corporation.”

(b)   The by-laws of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended or changed as provided therein or by the DGCL, except that all references therein to Merger Subsidiary shall be automatically amended and shall become references to the Surviving Corporation.

Section 1.3   Directors and Officers of the Surviving Corporation. The directors of Merger Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and the officers of Merger Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 1.4   Effect on Capital Stock.

(a)   At the Effective Time, subject to the other provisions of Articles I and II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 1.4(d) and except for any Dissenting Shares or any shares of Company Common Stock covered under Section 1.6) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”): (x) $59.00 in cash, without interest (as may be adjusted pursuant to Section 1.4(f), the “Per Share Cash Amount”) and (y) 0.2934 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (as may be adjusted pursuant to Section 1.4(f), the “Exchange Ratio”).

(b)   From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of (x) a certificate (each a “Certificate”) or (y) non-certificated shares represented by book-entry (“Book-Entry Shares”) previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement and which remain unpaid at the Effective Time, and any dividends and other distributions in accordance with Section 2.1(f) and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2.

(c)   If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration, the Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that (i) nothing in this Section 1.4 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

(d)   At the Effective Time, all shares of Company Common Stock that are owned by Parent, Merger Subsidiary or the Company or any of their respective direct or indirect wholly-owned Subsidiaries (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. For the avoidance of doubt, this Section 1.4(d) shall not apply to shares of Company Common Stock held in trust or otherwise set aside from shares held in the Company’s treasury pursuant to a Company Benefit Plan (as such term is defined in Section 3.15).

(e)   At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding as one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(f)   If the Merger would otherwise result in the issuance of shares of Parent Common Stock (including shares that would be deliverable pursuant to converted equity awards pursuant to Section 1.6) in excess of 19.99% of the outstanding shares of Parent Common Stock immediately prior to the Closing (the “Share Cap”), the Exchange Ratio shall be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Parent Common Stock (including shares that would be deliverable pursuant to converted equity awards pursuant to Section 1.6) issuable in the Merger to not exceed the Share Cap (the “Exchange Ratio Reduction Number”), and the Per Share Cash Amount shall be increased by an amount in cash equal to (x) the Exchange Ratio Reduction Number multiplied by (y) the closing price per share of the Parent Common Stock on the New York Stock Exchange (the “NYSE”) on the last trading day immediately preceding the Closing Date.

Section 1.5   Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that if any holder of Dissenting Shares (a) affirmatively withdraws his demand for appraisal of such Dissenting Shares under the circumstances permitted by and in accordance with the DGCL, (b) fails to establish his entitlement to appraisal rights as provided in the DGCL or (c) takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and if such forfeiture shall occur following the Effective Time, each such share of Company Common Stock shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock or any written threats thereof, any written withdrawal or purported withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, offer to settle, approve the withdrawal of any claim or agree to any of the foregoing with respect to Dissenting Shares, in each case, without the written consent of Parent.

Section 1.6   Stock Options and Equity Awards.

(a)   At the Effective Time, (x) each option to purchase shares of Company Common Stock, whether or not vested or exercisable (each, a Company Stock Option”), that is outstanding immediately prior to the Effective Time and that has an exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time (the “Exercise Price”) less than the Option Consideration (as defined below) shall, without any further action on the part of the holder thereof, be cancelled and converted at the Effective Time into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (I) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (II) the excess of the Option Consideration over the Exercise Price of such Company Stock Option; and (y) each Company Stock Option that is outstanding immediately prior to the Effective Time and that has an Exercise Price equal to or greater than the Option Consideration shall be cancelled and terminated at the Effective Time, without any payment in respect thereof. At the Effective Time, each holder of a Company Stock Option shall cease to be a holder of Company Stock Options, such holder’s name shall be removed from the applicable register, and all award agreements relating to the Company Stock Options shall be terminated and be of no further force and effect. Promptly after the Effective Time (but in any event not later than the second payroll date following the Effective Time), the Surviving Corporation shall pay to holders of Company Stock Options, through the Surviving Corporation’s payroll systems, any amounts due pursuant to this Section 1.6(a), subject to Section 2.4. For purposes of this Section 1.6, “Option Consideration” means the U.S. dollar amount, rounded to the nearest whole cent, equal to the sum of (A) the product of the Exchange Ratio and the closing price per share of the Parent Common Stock on the NYSE on the last trading day immediately preceding the Closing Date (the “Parent Closing Price”) plus (B) the Per Share Cash Amount.

(b)   At the Effective Time, each award of restricted stock units that corresponds to shares of Company Common Stock (each, a “Company RSU Award”) that is outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company RSU Award with respect to Company Common Stock and be converted into a restricted stock and cash unit award of Parent (a “Parent Stock/Cash Unit Award”), with respect to both (i) the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (y) the Exchange Ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares described in clause (x) above by (2) the Per Share Cash Amount. Such converted award shall, except as set forth in this Section 1.6(b), continue on the same terms and conditions as were applicable under such Company RSU Award immediately prior to the Effective Time, including any provisions for acceleration of vesting. Any amount delivered upon any settlement date of a Parent Stock/Cash Unit Award shall be in shares of Parent Common Stock and cash in the same proportion as clauses (i) and (ii) above.

(c)   At the Effective Time, each performance unit (a “Company PU Award”) that was granted under any Company Benefit Plan and that is outstanding as of the Effective Time, whether or not vested, shall immediately vest, shall cease to represent a Company PU Award with respect to Company Common Stock and shall thereafter represent the right to receive, at the earliest date that would not result in the imposition of any Tax under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), an amount in cash equal to the product of (i) 200% of the target number of shares of Company Common Stock subject to such Company PU Award and (ii) $76.00, less applicable Tax withholdings in accordance with Section 2.4.

(d)   At the Effective Time, each award of shares of restricted Company Common Stock (each, a “Company RS Award”) granted under any Company Benefit Plan, outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company RS Award with respect to Company Common Stock and be converted into a restricted stock and cash award of Parent (a “Parent Stock/Cash Award”), with respect to both (i) the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RS Award immediately prior to the Effective Time by (y) the Exchange Ratio and (ii) the U.S. dollar amount (rounded to the nearest whole cent) determined by multiplying (1) the number of shares described in clause (x) above by (2) the Per Share Cash Amount. Such converted award shall, except as set forth in this Section 1.6(d), continue on the same terms and conditions and be subject to the same restrictions as were applicable under such Company RS Award immediately prior to the Effective Time, including any provisions for acceleration of vesting.

(e)   At the Effective Time, each deferred stock award granted or deferred under any Company Benefit Plan (each, a “Company Deferred Stock Award”) granted to a non-employee member of the Company’s Board of Directors that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive, within five Business Days following the Effective Time, the Merger Consideration in respect of each share of Company Common Stock subject to such Company Deferred Stock Award immediately prior to the Effective Time. Notwithstanding the foregoing, with respect to any Company Deferred Stock Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code, and that is not permitted to be paid as described in the immediately preceding sentence without triggering a Tax under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Benefit Plan and award agreement that will not trigger a Tax under Section 409A of the Code.

(f)   Prior to the Effective Time, the Board of Directors of the Company and/or the Compensation and Benefits Committee of the Board of Directors of the Company shall (i) adopt resolutions approving the treatment of the Company equity awards pursuant to the terms of this Section 1.6 and (ii) take all actions to ensure that, following the Effective Time, no holder of a Company Stock Option, Company RSU Award, Company PU Award, Company RS Award or Company Deferred Stock Award or other employee, consultant, officer or director will have any right under any Company Benefit Plan to acquire any capital stock or other equity interests (including any “phantom” stock or stock appreciation rights) in the Company, the Surviving Corporation or any respective Subsidiary thereof.

(g)   (i) Parent shall take all corporate action necessary to assume as of the Effective Time the Company’s obligations under the Company RSU Awards, Company PU Awards and Company RS Awards and reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.6. (ii) As soon as practicable after the Effective Time and in any event no later than five days after the Effective Time, Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock subject to the applicable equity-based awards described in this Section 1.6 and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such equity-based awards remain outstanding.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1   Surrender and Payment.

(a)   Prior to the Effective Time, Parent shall appoint a bank, trust company or nationally recognized stockholder services provider or such other Person reasonably acceptable to the Company as the exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Shares representing shares of Company Common Stock. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the shares of Company Common Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent’s customary procedures with respect to securities represented by book entry.

(b)   Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with a properly completed letter of transmittal, will be entitled to receive (A) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.4 and (B) a check in the amount equal to the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 1.4 and this Article II, including cash payable in lieu of fractional shares pursuant to Section 2.2 and dividends and other distributions pursuant to

Section 2.1(f). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions payable to holders of Certificates or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c)   If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Delivery of the aggregate Merger Consideration, as applicable, with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d)   After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Exchange Agent, the Surviving Corporation or the Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e)   Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.1(a) that remains unclaimed by the holders of shares of Company Common Stock one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.1 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration remaining unclaimed by holders of shares of Company Common Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)   No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until such Certificates or Book-Entry Shares are surrendered as provided in this Section 2.1. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g)   The Exchange Agent shall invest the aggregate cash portion of the Merger Consideration delivered by Parent pursuant to Section 2.1(a) as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article II. Any interest and other income resulting from such investments shall be paid promptly to Parent. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to Section 2.1 to pay for shares for which appraisal rights shall have been perfected shall be returned to Parent, upon demand.

Section 2.2   Fractional Shares.

(a)   No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.2 and subject to the provisions of Section 2.1, a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional shares of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.1(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates or Book-Entry Shares pursuant to Section 2.1(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates and Book-Entry Shares representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(b)   The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

(c)   As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 2.1.

Section 2.3   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

Section 2.4   Withholding Rights. Each of the Company, the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to Articles I and II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so deducted or withheld by the Company, the Surviving Corporation, Parent or the Exchange Agent, as the case may be, and paid over to the applicable governmental body, agency, authority or entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company, the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that, except as disclosed (i) in the Company SEC Documents or the MLP SEC Documents (as hereinafter defined) filed or furnished prior to the date hereof (excluding any disclosures in such Company SEC Documents or MLP SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or (ii) in the correspondingly numbered section of the disclosure schedules delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 3.1   Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect (as defined below). The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Company Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence (each, an “Effect”) that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the financial condition, business, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Company Material Adverse Effect: (A) any changes in general United States or global economic conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the oil and gas industry in general (including changes to commodity prices, general market prices and regulatory changes affecting the industry), (C) any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing, (E) the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities; provided that this clause (E) shall not apply to any representation or warranty set forth in Section 3.4 or Section 3.15(g) (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) any action taken or failure to take action which Parent has requested in writing, (G) changes in applicable law or regulation or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (H) any decline in the market price, or change in trading volume, of the Company’s capital stock or (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H) and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Company Material Adverse Effect); provided that, in the case of clauses (A), (B), (C) and (D), to the extent the impact on the Company and its Subsidiaries, taken as a whole, is disproportionate to the impact on other similarly situated entities, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect. The Company has

heretofore made available to Parent true and complete copies of the Certificate of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-Laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-Laws”).

Section 3.2   Corporate Authorization.

(a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required approval by the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock or the capital stock of any of its Subsidiaries necessary in connection with consummation of the Merger. Assuming due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).

(b)   The Board of Directors of the Company, at a meeting duly called and held on or prior to the date hereof, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the adoption of this Agreement be submitted to a vote of the holders of Company Common Stock and (iv) resolved (subject to Section 5.2) to recommend the adoption of this Agreement by the holders of Company Common Stock.

Section 3.3   Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the DGCL, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) compliance with any applicable requirements of laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (d) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (e) compliance with any applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (f) the appropriate filings and approvals under the rules of the NYSE and (g) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

Section 3.4   Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, assuming compliance with the matters referred to in Sections 3.2 and 3.3, (a) contravene or conflict with the Company Charter or the Company By-Laws or the organizational documents of any Company Subsidiary, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 3.14) not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Parent Balance Sheet or the Company Balance

Sheet, as the case may be) or (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business. To the Company’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by the Company of the Merger and the Transactions.

Section 3.5   Capitalization. The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”, and together with the Company Common Stock, the “Company Capital Stock”). As of May 2, 2019 (the “Measurement Date”), there were outstanding (i) 502,052,625 shares of Company Common Stock (including 4,536,604 shares covered by Company RS Awards), (ii) no shares of Company Preferred Stock and (iii) no other shares of capital stock or other voting securities of the Company. All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of the Measurement Date, there were outstanding (A) Company Stock Options to purchase 6,064,195 shares of Company Common Stock, (B) Company RSU Awards with respect to 1,242,041 shares of Company Common Stock, (C) Company PU Awards with respect to 1,359,839 shares of Company Common Stock (assuming such Company PU Awards were earned at target level of performance) and (D) Company Deferred Stock Awards with respect to 310,374 shares of Company Common Stock. Except as set forth in this Section 3.5 and except for changes since the close of business on the Measurement Date resulting from the exercise of employee stock options outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date or other securities issued as permitted by Section 5.1, there are outstanding (a) no shares of capital stock or other voting securities of the Company and (b) (1) no options, warrants or other rights to acquire from the Company any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company, (2) no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of the Company, obligating the Company to issue, transfer or sell any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (a) and (b) being referred to collectively as “Company Securities”). Except as permitted by Section 5.1(e) with respect to any Company Stock Options, Company RSU Awards, Company RS Awards, Company PU Awards and Company Deferred Stock Awards, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

Section 3.6   Subsidiaries.

(a)   Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Subsidiary,” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the voting securities or other ownership interests is owned by such Person or one or more of its Subsidiaries, (ii) such Person or one or more of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (iii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, are directly owned or controlled by such Person or by any one or more of its Subsidiaries. For the avoidance of doubt, for all purposes of this Agreement, the MLP and its Subsidiaries shall be deemed to be Subsidiaries of the Company. The MLP consummated the transactions contemplated by that certain Contribution Agreement and Agreement and Plan of Merger, dated as of November 7, 2018, by and among Western Midstream Partners, LP (formerly known as Western Gas Equity Partners, LP) (the “MLP”), Western Midstream

Holdings, LLC (formerly known as Western Gas Equity Holdings, LLC) (“WES GP”), Western Midstream Operating, LP (formerly known as Western Gas Partners, LP) (the “Operating Partnership”), the Company, WGR Asset Holding Company LLC and certain of their affiliates on February 28, 2019 in accordance with the terms thereof as disclosed in the Company SEC Documents and the MLP SEC Documents. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. All “significant subsidiaries” (as such term is defined in Section 1.1-02 of Regulation S-X under the Exchange Act) of the Company and all entities listed on Exhibit 21 to the Company 10-K (collectively, and including, for the avoidance of doubt, the MLP, “Significant Subsidiaries”) and their respective jurisdictions of organization are identified in Section 3.6(a) of the Company Disclosure Schedules.

(b)   Except for directors’ qualifying shares, all of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) is wholly-owned by the Company, directly or indirectly, free and clear of any material Lien and free of any other material limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Significant Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Significant Subsidiary of the Company or (ii) (A) options, warrants or other rights to acquire from the Company or any of its Significant Subsidiaries any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company, (B) bonds, debentures, notes or other indebtedness of any Significant Subsidiary of the Company that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote or (C) preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of any Significant Subsidiary of the Company, obligating the Company or any of its Significant Subsidiaries to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company or obligating the Company or any Significant Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (i) and (ii) being referred to collectively as “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities. Other than the MLP and the Operating Partnership, no Subsidiary of the Company is, or since January 1, 2016 has been, subject to any requirement to file periodic reports under the Exchange Act. No Subsidiary of the Company owns any shares of Company Common Stock.

(c)   As of the Measurement Date, the issued and outstanding limited partner interests and general partner interests of the MLP consisted of (i) 452,990,862 “Common Units” (as defined in the First Amended and Restated Agreement of Limited Partnership of the MLP, dated as of December 12, 2012, as amended or supplemented from time to time (the “MLP Partnership Agreement”)) (the “MLP Common Units”), (ii) 19,360 unvested awards of phantom units that are outstanding under any employee or director equity plans or arrangements of MLP and (iii) a 0.0% non-economic general partner interest held by WES GP (the “WES GP Interest”). All of the issued and outstanding MLP Common Units have been duly authorized and validly issued and are fully paid (to the extent required by the MLP Partnership Agreement) and nonassessable (except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act) and, except as set forth in the MLP Partnership Agreement, free of preemptive rights. WES GP is a wholly-owned Subsidiary of the Company and is the sole general partner of the MLP. WES GP is the sole record and beneficial owner of the WES GP Interest, and such WES GP Interest has been duly authorized and validly issued in accordance with applicable law and the MLP Partnership Agreement. WES GP owns the WES GP Interest free and clear of any Liens. Except (x) as set forth above in this Section 3.6(c) or

(y) as otherwise expressly permitted by this Agreement, as of the date of this Agreement, there are no outstanding, and as of the Effective Time there will not be outstanding, (A) any “Partnership Interests” (as defined in the MLP Partnership Agreement) (the “MLP Partnership Interests”) or other equity or voting securities of the MLP, (B) (1) options, warrants or other rights to acquire from the MLP any Partnership Interests, voting securities or other ownership interests in, or any securities convertible into or exchangeable for MLP Partnership Interests, voting securities or ownership interests in, the MLP or (2) preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to MLP Partnership Interests or other equity or voting securities of the MLP, obligating the MLP to issue, transfer or sell any MLP Partnership Interests or other equity or voting securities of the MLP, or any securities convertible into or exchangeable for MLP Partnership Interests or other equity or voting securities of the MLP, or obligating the MLP to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, or other agreement, arrangement or commitment or (C) bonds, debentures, notes or other debt of the MLP that are linked to, or the value of which is in any way based upon or derived from, the value of the MLP or any part thereof, or any dividends or other distributions declared or paid on any WGP Partnership Interests, capital stock of, or other equity or voting interests in, the MLP, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which unitholders of the MLP may vote (the items in the foregoing subclauses (A), (B) and (C) being referred to collectively as “MLP Securities”). Except as required by the terms of the MLP Partnership Agreement in effect as of the date hereof or amended as to the extent permitted by Section 5.1, there are no outstanding obligations of the MLP or any of its Subsidiaries to repurchase, redeem or otherwise acquire any MLP Securities. Each Subsidiary of the MLP is wholly-owned by the MLP.

Section 3.7   SEC Filings.

(a)   The Company has made available to Parent (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2017 and 2018, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2017 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2017 (the documents referred to in this Section 3.7(a) being referred to collectively as the “Company SEC Documents”). The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2018 is referred to herein as the “Company 10-K.”

(b)   The Company has made available to Parent (i) the annual reports on Form 10-K for the MLP and the Operating Partnership for the fiscal years ended December 31, 2017 and 2018, (ii) the proxy or information statements relating to meetings of, or actions taken without a meeting by, the unitholders of the MLP and the Operating Partnership held since December 31, 2017 and (iii) all of the other reports, statements, schedules and registration statements filed by the MLP and the Operating Partnership with the SEC since December 31, 2017 (the documents referred to in this Section 3.7(b) being referred to collectively as the “MLP SEC Documents”). The MLP’s annual report on Form 10-K for its fiscal year ended December 31, 2018 is referred to herein as the “MLP 10-K.”

(c)   As of its filing date, each Company SEC Document and MLP SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(d)   As of its filing date, each Company SEC Document and MLP SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e)   Each registration statement, as amended or supplemented, if applicable, filed by the Company or the MLP since January 1, 2017, pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)   Each of the Company and the MLP has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2017.

Section 3.8   Financial Statements. The audited consolidated financial statements of the Company and the MLP (including any related notes and schedules) included in their annual reports on Form 10-K referred to in Section 3.7 present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries or the MLP and its consolidated Subsidiaries, as applicable, as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company, as of December 31, 2018, set forth in the Company 10-K and “Company Balance Sheet Date” means December 31, 2018. For purposes of this Agreement, “MLP Balance Sheet” means the consolidated balance sheet of the MLP, as of December 31, 2018, set forth in the MLP 10-K.

Section 3.9   Disclosure Documents.

(a)   Neither the proxy statement of the Company (the “Company Proxy Statement”) to be filed with the SEC in connection with the Merger, nor any amendment or supplement thereto, will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Proxy Statement, including all amendments or supplements thereto, will, when filed, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Subsidiary for inclusion or incorporation by reference in the Company Proxy Statement.

(b)   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 (as defined in Section 4.8(a)) or any amendment or supplement thereto will, at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.10   Controls and Procedures.

(a)   Each of the principal executive officer and the principal financial officer of the Company and the MLP, as applicable (or each former principal executive officer and former principal financial officer of the Company and the MLP, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder and under the Exchange Act (collectively, the “Sarbanes-Oxley Act”) with respect to Company SEC Documents and the MLP SEC Documents, as applicable. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)   Each of the Company and the MLP has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company and the MLP, as applicable, in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for the Company’s or the MLP’s, as applicable, auditors any material weaknesses in internal controls. The Company has provided to Parent true and correct copies of any of the foregoing disclosures to the auditors or audit committee of the Company and of the MLP that have been made in writing from January 1, 2017 through the date hereof, and will promptly provide to Parent true and correct copies of any such disclosure that is made after the date hereof.

(c)   The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements or the MLP’s financial statements. The Company’s management and the MLP’s management (as applicable), with the participation of the Company’s (or the MLP’s, as applicable) principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such internal controls were effective using the framework specified in the Company 10-K or the MLP 10-K, as applicable.

(d)   No personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2017.

(e)   Since January 1, 2017, neither the Company nor any of its Subsidiaries (including the MLP) nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. For purposes of this Agreement, “knowledge” means, with respect to the Company or Parent, the actual knowledge of any individual identified as an executive officer of such party in the Form 10-K filed most recently by such party with the SEC.

Section 3.11   Absence of Certain Changes.

(a)   From the Company Balance Sheet Date to the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b)   From the Company Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Company Material Adverse Effect.

Section 3.12   No Undisclosed Material Liabilities. As of the date hereof, there are no material liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a)   liabilities disclosed or provided for in the Company Balance Sheet, the MLP Balance Sheet or the notes thereto;

(b)   liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect;

(c)   liabilities disclosed in the Company SEC Documents or the MLP SEC Documents filed prior to the date of this Agreement;

(d)   liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e)   liabilities under this Agreement.

Section 3.13   Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

Section 3.14   Taxes. Except as set forth in the Company Balance Sheet (including the notes thereto) and except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) all Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws; (ii) the Company and its Subsidiaries have timely paid all Taxes shown as due and payable on the Tax Returns that have been so filed, and, as of the time of filing, the Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of the Company and its Subsidiaries (other than, in the case of clause (i) or clause (ii) hereof, with respect to Taxes and Tax Returns for which the position has been taken in good faith and for which adequate reserves are reflected on the Company Balance Sheet, as adjusted for operations in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet); (iii) the Company and its Subsidiaries have made provision for all Taxes payable by the Company and its Subsidiaries for which no Tax Return has yet been filed; (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim (each, a “Tax Proceeding”) now proposed in writing or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Return; (vi) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. section 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company or any of its Subsidiaries is or was the common parent; (vii) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement; (viii) neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes with respect to any Tax Returns of the Company or any of its Subsidiaries; (ix) neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the tax laws of any state, local, or foreign jurisdiction; (x) neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of the Company and its Subsidiaries; (xi) neither the Company nor any of its Subsidiaries has participated in any “listed transaction,” within the meaning of Treas. Reg. section 1.6011-4(b)(2); (xii) there are no Liens for Taxes other than Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries; and (xiii) no claim has been made in the last three years by an authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction. For purposes of this Agreement, “Taxes” shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental, customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any federal, state, local or foreign governmental body, agency, authority or entity and any interest, penalties, or additions to tax attributable thereto. For purposes of this Agreement, “Tax Returns” shall mean any return, report, form or similar statement filed or required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.15   Employee Benefit Plans; Employment.

(a)   The Company has provided Parent with a list (set forth in Section 3.15(a) of the Company Disclosure Schedules) identifying each material “employee benefit plan,” as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material employment, consulting, severance, change in control or similar contract, plan, funding arrangement or policy applicable to any director, former director, employee or former employee of the Company or any Company Subsidiary, and each material plan, funding vehicle or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change in control benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or its Subsidiaries and covers any employee or director or former employee or director of the Company or any of its Subsidiaries; provided, however, that such list need not include any Company Benefit Plan that constitutes a Foreign Company Benefit Plan (as defined below). The material plans, agreements or arrangements of the Company and its Subsidiaries referred to in the first sentence of this paragraph (a) (excluding any such plan that is a “multiemployer plan,” as defined in section 3(37) of ERISA, but including Foreign Company Benefit Plans) are referred to collectively herein as the “Company Benefit Plans.” “Foreign Company Benefit Plan” means any Company Benefit Plan primarily maintained for the benefit of employees and former employees in jurisdictions other than the United States. To the extent practicable, the Company shall have provided and delivered to Parent a list of Foreign Company Benefit Plans within thirty (30) days following the date hereof.

(b)   The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan, other than any Foreign Company Benefit Plan, (or, in the case of any unwritten Company Benefit Plan, a description thereof) and any amendments thereto, (ii) the most recent annual report on Form 5500 and Schedule B thereto (including any related actuarial valuation report) filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required) and (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required. The Company shall have made available to Parent no later than thirty (30) days following the date hereof true, complete and correct copies of each Foreign Company Benefit Plan (or, in the case of any unwritten Foreign Company Benefit Plan, a description thereof) and any amendments thereto.

(c)   Each Company Benefit Plan has been established and maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including, but not limited to, the extent applicable, ERISA and the Code) which are applicable to such plan.

(d)   (i) Neither the Company nor any other entity which is a member of a controlled group of entities (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (each, an “ERISA Affiliate”) has incurred a material liability under Title IV of ERISA or Section 412 of the Code that has not been satisfied in full, and no reasonably foreseeable condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability; and (ii) all material insurance premiums with respect to Company Benefit Plans, including premiums to the Pension Benefit Guaranty Corporation, have been paid when due.

(e)   All “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are Company Benefit Plans (each, a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code have received a favorable determination letter or opinion letter, if applicable, from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code. Neither the Company nor any of its ERISA Affiliates contributes to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(f)   The Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides for retiree health benefits or retiree life benefits (other than such benefits required by Section 4980B of the Code or Section 601 of ERISA or similar state law).

(g)   The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable law, or (ii) accelerate the time of payment or vesting, increase the amount of compensation due any such employee, consultant or officer or trigger any other material obligation pursuant to any Company Benefit Plan, except as expressly provided in this Agreement. Section 3.15(g) of the Company Disclosure Schedules lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination, true and complete copies of which have been previously provided to Parent.

(h)   Except as disclosed on Section 3.15(a) of the Company Disclosure Schedules, Section 5.01 of the Company Disclosure Schedules or Section 6.6(e) of the Company Disclosure Schedules, there has been no amendment to, written interpretation by the Company, or adoption of, any Company Benefit Plan (other than a Foreign Company Benefit Plan) which would increase materially the expense of maintaining the Company Benefit Plans above the level of expense incurred in respect thereof for the twelve (12) months ended on the Company Balance Sheet Date.

(i)   Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all collective bargaining agreements and all applicable Federal, state and local laws, rules and regulations respecting employment, employment practices, labor, occupational safety and health, and wages and hours, including Section 8 of the National Labor Relations Act and all civil rights and anti-discrimination laws, rules and regulations (collectively, “Anti-Discrimination Laws”). Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor is the Company or any of its Subsidiaries involved in or, to the Company’s knowledge, threatened with material labor disputes, grievances or litigation relating to labor matters, including with respect to Anti-Discrimination Laws.

(j)   No Company Benefit Plan provides a gross-up for any Taxes which may be imposed (i) for failure to comply with the requirements of Section 409A of the Code or (ii) under Section 4999 of the Code.

Section 3.16   Compliance with Laws. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of, or has since January 1, 2017, violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

Section 3.17   Regulatory Matters.

(a)   Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2016, (i) none of the Company, any of its Subsidiaries, nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent, or any other person acting on behalf of the Company or any of its Subsidiaries, has violated any Anti-Corruption Law, and (ii) none of the Company, any of its Subsidiaries nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent or any other person acting on behalf of the Company or any of its Subsidiaries, has offered, paid, given, promised, or authorized the payment of, anything of value (including, but not limited to, money, checks, wire transfers, tangible and intangible gifts, favors, services, or those entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a governmental body, agency, authority or entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other person in his or her official capacity, (2) inducing a Government Official or any other person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other person to influence or affect any act or decision of any governmental body, agency, authority or entity or (5) assisting the Company, any Subsidiary of the Company, or any Company or Subsidiary director, officer employee, agent, representative, or any other person acting on behalf of the Company or any of its Subsidiaries in obtaining or retaining business, or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b)   Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) the Company, each of its Subsidiaries and their respective directors, officers, employees, and, to the knowledge of the Company, agents, representatives and other persons acting for or on behalf of any of the foregoing persons, are, and at all times since January 1, 2016 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) neither the Company nor any of its Subsidiaries carries on, or has carried on since January 1, 2016, any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, Sudan, North Korea, the Crimea region of Ukraine or any Sanctions Target in violation of applicable Economic Sanctions/Trade Laws.

(c)   Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2016 (i) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any governmental body, agency, authority or entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor, to the knowledge of the Company, any agents, representatives, or any other person acting on behalf of the Company or any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (iii) the Company and its Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws, and (iv) the Company and each of its Subsidiaries have at all times made and maintained accurate books and records in material compliance with all applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money Laundering Laws.

(d)   For purposes of this Agreement:

(i)   “Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

(ii)   “Economic Sanctions/Trade Laws” means all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or entity targeting certain countries, territories, entities or persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (1) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (2) any U.S. sanctions related to or administered by the U.S. Department of State and (3) any sanctions measures or embargoes imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.

(iii)   “Money Laundering Laws” means any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets.

(iv)   “Sanctions Target” means: (1) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, and North Korea; (2) a person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions persons lists published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State; (3) a person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (4) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (1) or person in clause (2) above.

Section 3.18   Environmental Matters.

(a)   Except as set forth in the Company SEC Documents filed prior to the date hereof and with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect, (i) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries, and no penalty has been assessed or outstanding consent decree or order issued by a court, governmental body, agency, authority or tribunal against the Company or any of its Subsidiaries, in each case, with respect to any matters arising out of any Environmental Law; (ii) the Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Environmental Laws; (iii) (x) the Company and each of its Subsidiaries have obtained and have been and are in compliance with all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental bodies, agencies and authorities required under Environmental Laws for the conduct of their respective businesses (the “Company Environmental Permits”) and (y) all Company Environmental Permits are in full force and effect, and the Company has no notice or knowledge that such Company Environmental Permits will not be renewed in the ordinary course after the Effective Time; (iv) no governmental body, agency or authority has begun, or to the knowledge of the Company, threatened in writing to begin, any action to terminate, cancel or reform any Company Environmental Permit; (v) to the knowledge of the Company, there are no Hazardous Substances at, in, under or migrating to or from properties owned or leased by the Company or any Subsidiary that require investigation, control, monitoring, removal or remediation under Environmental Laws; (vi) there are no liabilities of the Company or any of its Subsidiaries arising out of any Environmental Law, whether accrued, contingent, absolute, or determined, and, to the knowledge of the Company, there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability; and (vii) there has been no material environmental investigation, study, audit, test, review or other analysis conducted since January 1, 2017 of which the Company has knowledge in relation to any current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been delivered to Parent prior to the date hereof.

(b)   For purposes of this Section 3.18, the term “Environmental Laws” means federal, state, provincial, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, storage, presence, disposal, transport, Release or threatened Release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said laws); and including, without limitation, any other substance defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “contaminant” or words of similar meaning or import, including petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

Section 3.19   Title to Properties. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has good title to, or valid leasehold or other ownership interests or rights in, all its material properties and assets except: (i) for such interest or rights as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practice, and (ii) for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and will not interfere with its ability to conduct its business as currently conducted. As of the date of this Agreement, none of the properties and assets of the Company or any of its Subsidiaries are subject to any Liens that, in the aggregate, interfere with the ability of the Company and the Company Subsidiaries to conduct business as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.20   Hydrocarbon Contracts.

(a)   Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (i) the Hydrocarbon Contracts are in full force and effect in accordance with their respective terms; (ii) all royalties, rentals and other payments due thereunder have been properly and timely paid; (iii) there are currently pending no written requests or demands for payments, adjustments of payments or performance pursuant thereto; (iv) none of the Company or any of its Subsidiaries is in breach of any of its obligations under any Hydrocarbon Contracts; and (v) to the knowledge of the Company, no other party to any Hydrocarbon Contract is in breach of any of its obligations thereunder. The term “Hydrocarbon Contract” means a material Hydrocarbon production sharing contract, lease or license, permit or other similar agreement or right permitting the Company or any of its Subsidiaries to explore for, develop, use, produce, sever, process, operate and occupy Hydrocarbon interests and associated fixtures or structures for a specified period of time. The term “Hydrocarbon Contract” also includes any farm-out or farm-in agreement, operating agreement, unit agreement, pooling or communitization agreement, declaration or order, joint venture, option or acquisition agreement, any oil and gas production, sales, marketing, transportation, exchange and processing contract and agreement, or any other contract affecting the ownership or operation of properties held for exploration or production of Hydrocarbons, or the disposition of the Hydrocarbons produced therefrom, in each case to which the Company or any of its Subsidiaries is a party. The term “Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous.

(b)   Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have filed with the applicable government authorities all applications and obtained all licenses, permits and other authorizations required for operations under the Hydrocarbon Contracts, and (ii) the Company and its Subsidiaries have complied with all rules and regulations of any applicable government authority with respect to operations under the Hydrocarbon Contracts.

Section 3.21   Material Contracts.

(a)   Except for this Agreement, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, lease, easement, license, contract, note, mortgage, indenture or other legally binding obligation (“Contract”) that:

(i)   would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii)   includes any continuing or other contingent payment obligations (including any “earn-out” or indemnification obligations) arising in connection with the acquisition or disposition by the Company or any of its Subsidiaries of any business which payment obligations are or would reasonably be expected to be material to the Company;

(iii)   (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status with respect to any material obligations that, after the Effective Time, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries;

(iv)   (A) is an indenture, loan or credit Contract, loan note, mortgage Contract or other Contract representing, or any guarantee of, indebtedness for borrowed money of the Company or any Subsidiary of the Company in excess of $100 million or (B) is a guarantee by the Company or any of its Subsidiaries of such indebtedness of any person other than the Company or a wholly-owned Subsidiary of the Company in excess of $100 million;

(v)   grants (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any person (other than the Company, a wholly-owned Subsidiary of the Company or a wholly-owned Subsidiary of the MLP) with respect to any asset that is material to the Company;

(vi)   was entered into to settle any material litigation and which imposes material ongoing obligations on the Company or any of its Subsidiaries;

(vii)   limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(viii)   is a material partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 15% or more and has invested or is contractually required to invest in excess of $100 million, other than with respect to any wholly-owned Subsidiary of the Company or wholly-owned Subsidiary of the MLP;

(ix)   relates to the acquisition or disposition of any business or assets (other than the purchase and sale of crude oil and products in the ordinary course of business consistent with past practice) pursuant to which the Company or any of its Subsidiaries has any liability in excess of $100 million in any transaction or series of related transactions;

(x)   (A) is a material joint operating agreement (JOA) or (B) defines any material area of mutual interest (AMI); or

(xi)   is a Contract required to be set forth on Section 3.21(a)(xi) of the Company Disclosure Schedules.

(b)   Each such Contract described in clauses (i) through (x) above is referred to herein as a “Material Contract”. Each Material Contract is a valid and legally binding obligation of the Company and its Subsidiaries as applicable and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable by the Company or the applicable Subsidiary, in each case, subject to Creditors’ Rights, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A copy of each Material Contract has previously been delivered to Parent.

Section 3.22   Intellectual Property.

(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries possess the valid right to use, license and enforce all patents, patent rights, trademarks, trade names, trade dress, service marks, Internet domain names, copyrights, applications for any of the foregoing, computer software programs or applications, geophysical data, trade secrets, know-how, data and other proprietary rights (collectively, “Intellectual Property”) that are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property”); (ii) to the knowledge of the Company, since January 1, 2017, the conduct of the business of the Company and its Subsidiaries and use of the Company Intellectual Property does not and has not infringed upon or otherwise violated any Intellectual Property rights of any other Person; (iii) to the knowledge of the Company, no third party is challenging, infringing or otherwise violating any right of the Company and its Subsidiaries in the Company Intellectual Property; (iv) neither the Company nor any of its Subsidiaries has received written notice of any pending claim, order or proceeding with respect to any alleged or potential infringement or other violation of Intellectual Property rights of any other Person or with respect to any Company Intellectual Property; (v) to the knowledge of the Company, no Company Intellectual Property is being used or enforced by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Company Intellectual Property; and (vi) the Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of any material proprietary information or trade secrets included in their respective rights in Company Intellectual Property.

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have not, since January 1, 2017, experienced any unauthorized access to or other breach of security with respect to the information technology systems that are material to the Company and its Subsidiaries; (ii) the Company and its Subsidiaries have complied in all material respects with all applicable laws and with their own respective privacy policies (“Privacy Policies”)relating to the collection, storage, use, disclosure and transfer of any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information, or any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable law and that is regulated by such applicable law (collectively, “Personal Data”) and neither the Company nor any of its Subsidiaries has received a complaint from any governmental body, agency, authority or entity or any other third party regarding its collection, storage, use, disclosure or transfer of Personal Data that is pending or unresolved and, to the knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints; and (iii) the Company and its Subsidiaries have reasonably designed security measures in place to protect any Personal Data stored in their respective information technology systems from unlawful use or access by any third party or any other access or use that would violate applicable law or the Privacy Policies.

Section 3.23   Confidentiality and Other Agreements. None of the confidentiality agreements or standstill agreements the Company has entered into with any third party (or any agent thereof) that is in effect on the date hereof contains any exclusivity or standstill provisions that are or will be binding on the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries.

Section 3.24   Brokers; Financial Advisors. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C. and Goldman Sachs & Co. LLC (the “Financial Advisors”) and Jeffries LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar based fee or commission (collectively, “Brokers and Finders Fees”) in connection with the Merger as a result of being engaged by the Company or any Subsidiary or affiliate of the Company. The Company has delivered to Parent complete and correct copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

Section 3.25   Opinions of Financial Advisors. The Company has received the opinion of each of the Financial Advisors to the effect that, as of the date of this Agreement, the consideration to be received in the Merger by the holders of the shares of Company Common Stock is fair to the Company’s stockholders from a financial point of view.

Section 3.26   Takeover Statutes. The Board of Directors of the Company has taken the necessary action to render Section 203 of the DGCL, any other potentially applicable antitakeover or similar statute or regulation and the provisions of Article NINTH of the Company Charter inapplicable to this Agreement and the transactions contemplated hereby.

Section 3.27   Termination of Chevron Agreement. Prior to the execution and delivery of this Agreement, (a) the Chevron Agreement has been duly and validly terminated in accordance with its terms and (b) the Company has paid to Chevron the Chevron Termination Fee pursuant to the Chevron Agreement by wire transfer of immediately available funds and the Company has paid no other termination fee to Chevron and has no other liability or obligation under the Chevron Agreement, including with respect to the payment of any other termination fees or any other fees and expenses. As of the date of this Agreement, the Company has not received notice of any breach of the Chevron Agreement.

Section 3.28   No Additional Representations.

(a)   Except for the representations and warranties made in this Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the Transactions.

(b)   Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent and Merger Subsidiary in Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly provided in Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary represent and warrant to the Company that, except as disclosed (i) in the Parent SEC Documents (as hereinafter defined) filed or furnished prior to the date hereof (excluding any disclosures in such Parent SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or (ii) in the correspondingly numbered section of the disclosure schedules delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 4.1   Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect (as defined below). Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. For purposes of this Agreement, the term “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the financial condition, business, assets or continuing results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Parent Material Adverse Effect: (A) any changes in general United States or global economic conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the oil and gas industry in general (including changes to commodity prices, general market prices and regulatory changes affecting the industry), (C) any weather-related or other force majeure event (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing, (E) the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships of Parent and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities; provided that this clause (E) shall not apply to any representation or warranty set forth in Section 4.4 (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) any action taken or failure to take action which the Company has requested in writing, (G) changes in applicable law or regulation or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (H) any decline in the market price, or change in trading volume, of Parent’s capital stock or (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H) and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Parent Material Adverse Effect); provided that, in the case of clauses (A), (B), (C) and (D), to the extent the impact on Parent and its Subsidiaries, taken as a whole, is disproportionate to the impact on other similarly situated entities, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has heretofore delivered to the Company true and complete copies of Parent’s and Merger Subsidiary’s certificate of incorporation and by-laws as currently in effect.

Section 4.2   Corporate Authorization.

(a)   The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against such party in accordance with its terms, subject to Creditors’ Rights. The shares of Parent Common Stock issued pursuant to the Merger, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b)   The Board of Directors of Parent, at a meeting duly called and held on or prior to the date hereof, has (i) determined that this Agreement and the issuance of Parent Common Stock pursuant to this Agreement and the other Transactions are fair to, and in the best interests of, Parent and Parent’s stockholders and (ii) approved and declared advisable this Agreement and the Transactions.

(c)   The Board of Directors of Merger Subsidiary has (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary’s sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions and (iii) submitted this Agreement to the sole stockholder of Merger Subsidiary for adoption thereby and recommended that such sole stockholder approve and adopt this Agreement and the Transactions.

Section 4.3   Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the DGCL, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (d) compliance with any applicable requirements of the Exchange Act, (e) compliance with any applicable requirements of the Securities Act, (f) the appropriate filings and approvals under the rules of the NYSE and (g) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.4   Non-Contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not, assuming compliance with the matters referred to in Sections 4.2 and 4.3, (a) contravene or conflict with the certificate of incorporation or by-laws of Parent or Merger Subsidiary, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. The approval of the stockholders of Parent is not required by applicable law or the rules of the NYSE to effect the transactions contemplated by this Agreement. To Parent’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by Parent or Merger Subsidiary of the Merger and the Transactions.

Section 4.5   Capitalization. The authorized capital stock of Parent consists of 1,100,000,000 shares of Parent Common Stock, and 50,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of the close of business on April 30, 2019 (the “Parent Measurement Date”), there were outstanding (i) 748,020,282 shares of Parent Common Stock, (ii) no shares of Parent Preferred Stock and (iii) no other shares of capital stock or other voting securities of Parent. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. As of the close of business on the Parent Measurement Date, there were outstanding (A) options to purchase 530,167 shares of Parent Common Stock and (B) other stock-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 6,373,278 shares of Parent Common Stock (assuming performance-based awards were earned at target level of performance). As of the date of this Agreement, except as set forth in this Section 4.5 and except for changes since the close of business on the Parent Measurement Date resulting from the exercise of stock options outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date and except for the shares to be issued in connection with the Merger and except as contemplated by the Equity Investment, there are outstanding (a) no shares of capital stock or other voting securities of Parent, and (b) except for securities issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock-based plans and awards payable in Parent Common Stock, (1) no options, warrants or other rights to acquire from Parent any capital stock or voting securities of Parent or securities convertible into or exchangeable for capital stock or voting securities of Parent, (2) no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of Parent, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of Parent, obligating Parent to issue, transfer or sell any capital stock or voting securities of Parent or securities convertible into or exchangeable for capital stock or voting securities of Parent or obligating Parent to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (a) and (b) being referred to collectively as “Parent Securities”). As of the date of this Agreement, except as required by the terms of any employee or director options or other stock based awards or the Equity Investment, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

Section 4.6   SEC Filings.

(a)   Parent has made available to the Company (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2017 and 2018, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 2017 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2017 (the documents referred to in this Section 4.6(a) being referred to collectively as the “Parent SEC Documents”). Parent’s annual report on Form 10-K for its fiscal year ended December 31, 2018 is referred to herein as the “Parent 10-K.”

(b)   As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(c)   As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)   Each registration statement, as amended or supplemented, if applicable, filed by Parent since January 1, 2017 pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    Parent has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2017.

Section 4.7   Financial Statements. The audited consolidated financial statements of Parent (including any related notes and schedules) included in the annual reports on Form 10-K referred to in Section 4.6 present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent, as of December 31, 2018, set forth in the Parent 10-K and “Parent Balance Sheet Date” means December 31, 2018.

Section 4.8   Disclosure Documents.

(a)   The Registration Statement on Form S-4 of Parent (the “Form S-4”) to be filed under the Securities Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.8(b), comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(b)   Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4.

(c)   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9   Controls and Procedures.

(a)   Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)   Parent has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for Parent’s auditors any material weaknesses in internal controls. Parent has provided to the Company true and correct copies of any of the foregoing disclosures to the auditors or audit committee that have been made in writing from January 1, 2017 through the date hereof, and will promptly provide to the Company true and correct copies of any such disclosure that is made after the date hereof.

(c)   Parent has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such internal controls were effective using the framework specified in the Parent 10-K.

(d)   No personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2017.

(e)   Since January 1, 2017, neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

Section 4.10   Absence of Certain Changes.

(a)   From the Parent Balance Sheet Date to the date hereof, Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b)   From the Parent Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. As of the date hereof, there are no material liabilities of Parent or any Subsidiary of Parent of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a)   liabilities disclosed or provided for in the Parent Balance Sheet or the notes thereto;

(b)   liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect;

(c)   liabilities disclosed in the Parent SEC Documents filed prior to the date of this Agreement;

(d)   liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e)   liabilities under this Agreement.

Section 4.12   Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.13   Compliance with Laws. To Parent’s knowledge, neither Parent nor any of its Subsidiaries is in violation of, or has since January 1, 2017 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.14   Regulatory Matters.

(a)   Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since January 1, 2016, (i) none of Parent, any of its Subsidiaries, nor any Parent or Subsidiary director, officer, employee, nor, to the knowledge of Parent, any representative, agent, or any other person acting on behalf of Parent or any of its Subsidiaries, has violated any Anti-Corruption Law, and (ii) none of Parent, any of its Subsidiaries nor any Parent or Subsidiary director, officer, employee, nor, to the knowledge of Parent, any representative, agent or any other person acting on behalf of Parent or any of its Subsidiaries, has offered, paid, given, promised, or authorized the payment of, anything of value (including, but not limited to, money, checks, wire transfers, tangible and intangible gifts, favors, services, or those entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other person in his or her official capacity, (2) inducing a Government Official or any other person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other person to influence or affect any act or decision of any governmental body, agency, authority or entity or (5) assisting Parent, any Subsidiary of Parent, or any Parent or Subsidiary director, officer employee, agent, representative, or any other person acting on behalf of Parent or any of its Subsidiaries in obtaining or retaining business, or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b)   Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, (i) Parent, each of its Subsidiaries and their respective directors, officers, employees, and, to the knowledge of Parent, agents, representatives and other persons acting for or on behalf of any of the foregoing persons, are, and at all times since January 1, 2016 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) neither Parent nor any of its Subsidiaries carries on, or has carried on since January 1, 2016, any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, Sudan, North Korea, the Crimea region of Ukraine or any Sanctions Target in violation of applicable Economic Sanctions/Trade Laws.

(c)   Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since January 1, 2016 (i) neither Parent nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any governmental body, agency, authority or entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor, to the knowledge of Parent, any agents, representatives, or any other person acting on behalf of Parent or any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (iii) Parent and its Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws, and (iv) Parent and each of its Subsidiaries have at all times made and maintained accurate books and records in material compliance with all applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money Laundering Laws.

Section 4.15   Financing.

(a)   Parent has delivered to the Company true, complete and correct copies of (i) an executed commitment letter dated as of May 5, 2019 (together with all exhibits, schedules and annexes thereto, the “Debt Commitment Letters”) from Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (“Citi”), pursuant to which Bank of America and Citi have agreed, subject to the terms and conditions therein, to provide Parent with the debt financing set forth therein in connection with the Merger and the other transactions contemplated hereby and (ii) the executed fee letters referenced therein (together with all exhibits, schedules and annexes thereto, the “Debt Fee Letters”, and together with the Debt Commitment Letters, subject to the last sentence of Section 7.13(c) and the last sentence of Section 7.14(d), the “Commitment Letters”) redacted solely for confidential provisions related to fees, “pricing flex” and other economic terms, none of which (x) subject the funding of the Committed Financing (as defined below) to any additional conditions precedent or (y) could reduce the total amount of the Committed Financing available to Parent on the Closing Date (other than as a result of changes to fees or original issue discount in accordance with the “flex” terms of the Debt Fee Letters) . Subject to the last sentence of Section 7.13(c) and the last sentence of Section 7.13(d), the debt financing committed pursuant to the Commitment Letters shall be referred to herein as the “Committed Financing”.

(b)   Other than the Commitment Letters, there are no side letters or other agreements, contracts, understandings or arrangements related to the Committed Financing to which Parent or any of its affiliates is a party.

(c)   Parent has delivered to the Company a true, complete and correct copy of an executed securities purchase agreement dated as of April 30, 2019 (together with all exhibits, schedules and annexes thereto, the “Equity Purchase Agreement”) between Parent and Berkshire Hathaway Inc., pursuant to which Berkshire Hathaway Inc. has agreed, subject to the terms and conditions therein, to invest the amount set forth therein in connection with the Merger and the other transactions contemplated hereby (the “Equity Investment”).

(d)   As of the date of this Agreement, the Commitment Letters and the Equity Purchase Agreement are in full force and effect and are legal, valid and binding obligations of Parent and, to the knowledge of Parent, the other parties thereto, and are enforceable in accordance with their terms against Parent and, to the knowledge of Parent, the other parties thereto, subject to Creditors’ Rights.

(e)   As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, or to the knowledge of Parent, the other parties thereto, under any term or condition of the Commitment Letters or the Equity Purchase Agreement.

(f)   There are no conditions or contingencies relating to the funding of the full amount of the Committed Financing or the Equity Investment other than as set forth in the Commitment Letters or the Equity Purchase Agreement, as applicable, delivered to the Company on the date hereof. As of the date of this Agreement, Parent has no reason to believe that any of the conditions relating to the funding of the full amount of the Committed Financing or the Equity Investment will not be satisfied at or prior to the Effective Time or that the Committed Financing, the Equity Investment or any other funds necessary to satisfy the Transaction Uses (as defined below) will not be available to Parent at the Effective Time.

(g)   Parent has fully paid any and all commitment fees or other fees required by the Commitment Letters and the Equity Purchase Agreement to be paid on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. Parent has otherwise satisfied all of the other items and conditions required to be satisfied by Parent on or prior to the date of this Agreement pursuant to the terms of the Commitment Letters and the Equity Purchase Agreement that are within its (or any affiliate’s) control.

(h)   Assuming the funding of the full amount of the Committed Financing in accordance with and subject to the satisfaction of the conditions of the Commitment Letters, the aggregate proceeds of the Committed Financing will be sufficient, when taken together with the proceeds of the Equity Investment and cash and marketable securities of Parent to enable Parent at the Closing to pay in cash all amounts required to be paid by

Parent and Merger Subsidiary in cash on the Closing Date, including the aggregate cash portion of the Merger Consideration, and all payments, fees and expenses payable by them related to or arising out of the consummation of the transactions contemplated by this Agreement that are required to be paid as of such date (collectively, the “Transaction Uses”).

(i)   Notwithstanding anything elsewhere in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Equity Investment, the Committed Financing and the Financing (as defined below)) be a condition to any of Parent’s or Merger Subsidiary’s obligations hereunder.

Section 4.16   Capitalization of Merger Subsidiary. The authorized capital stock of Merger Subsidiary consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Subsidiary is, and at the Effective Time will be, directly or indirectly owned by Parent. Merger Subsidiary has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.17   [Reserved]

Section 4.18   Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Subsidiary) owns or has owned at any time in the three years preceding the date of this Agreement any shares of Company Common Stock beneficially or of record.

Section 4.19   No Additional Representations.

(a)   Except for the representations and warranties made in this Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article IV, the Parent Disclosure Schedules or any certificate delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Merger or the Transactions.

(b)   Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Subsidiary acknowledges and agrees that neither the Company nor any other Person has made or is making, and each of Parent and Merger Subsidiary expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or Merger Subsidiary or any of their respective representatives. Without limiting the generality of the foregoing, each of Parent and Merger Subsidiary acknowledge that, except as expressly provided in Article III, the Company Disclosure Schedules or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or Merger Subsidiary or any of their respective representatives.

ARTICLE V

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.1   Conduct of the Company. From the date of this Agreement until the Effective Time, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedules, the Company and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and in a manner not involving the entry by the Company or its Subsidiaries into businesses that are materially different from the businesses of the Company and its Subsidiaries on the date hereof, and shall use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedules, from the date hereof until the Effective Time:

(a)   the Company will not, and will not permit any of its Subsidiaries to, adopt or propose any change in its certificate of incorporation or by-laws;

(b)   the Company will not, and will not permit any Subsidiary of the Company to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(c)   the Company will not, and will not permit any Subsidiary of the Company to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or its Subsidiaries other than (i) issuances pursuant to the exercise of convertible securities outstanding on the date hereof or issuances pursuant to Company equity awards that are outstanding on the date hereof or are granted in accordance with this clause (c), (ii) if the Effective Time does not occur prior to November 1, 2019, annual grants of Company equity awards (including Company PU Awards) to be made on such date consistent with past practice (including with respect to the review and approval of the Board of Directors of the Company and its Compensation and Benefits Committee, aggregate and per-employee amounts, vesting terms, and other terms and conditions), but subject to the Company disclosing such grants in advance to Parent and consulting in advance with Parent with respect thereto, and (iii) grants of Company equity awards made to directors of the Company and newly hired and promoted employees in the ordinary course of business in accordance with past practice (including with respect to aggregate and per employee amounts), provided, however, that, at Parent’s election, any equity award granted pursuant to clause (ii) or (iii) of this Section 5.1(c), other than any cash-settled Company PU Award, shall be granted in the form of an equivalent cash-settled award;

(d)   the Company will not, and will not permit any Subsidiary of the Company to, (i) split, combine, subdivide, reclassify or otherwise adjust its outstanding shares of capital stock, including any shares of capital stock underlying options or other equity or equity-based awards or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than (x) regular quarterly cash dividends or distributions payable by the Company or such Subsidiary consistent with past practice, which, (A) in the case of the Company, will not exceed $0.30 per share of Company Common Stock per fiscal quarter, and (B) in the case of the MLP, may include increases to the extent consistent with financial guidance published prior to the date hereof, and in any case will not include any special dividend, or (y) dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company; provided, however, that the Company shall not declare, set aside or pay any dividend except in accordance with Section 7.11;

(e)   the Company will not, and will not permit any Subsidiary of the Company to, redeem, purchase or otherwise acquire directly or indirectly any of the Company’s or any Subsidiary’s capital stock, except for repurchases, redemptions or acquisitions (x) required by the terms of its capital stock or any securities outstanding on the date hereof, (y) required by or in connection with the respective terms, as of the date hereof, of any Company Benefit Plan or any dividend reinvestment plan as in effect on the date hereof in the ordinary course of the operations of such plan consistent with past practice or (z) in satisfaction of applicable Tax withholdings and/or the exercise price of any Company equity awards;

(f)   the Company will not amend the terms (including the terms relating to accelerating the vesting or lapse of repurchase rights or obligations) of any outstanding options to purchase shares of Company Common Stock or of any outstanding restricted stock, stock units or stock appreciation rights (which, it is understood, will not limit the administration of the relevant plans in accordance with past practices and interpretations of the Company’s Board of Directors and the Company’s Compensation Committee);

(g)   the Company will not, and will not permit any Subsidiary of the Company to, make or authorize any capital expenditures except in amounts that are not in excess of (A) the aggregate budgeted amount indicated in the capital budget set forth in Section 5.1(g) of the Company Disclosure Schedules (the “Capital Budget”) and (B) with respect to any line item in the Capital Budget, in an amount not to exceed the amount budgeted to such line item by more than the percentage specified therein; provided, however, if the Effective Time does not occur in 2019, with respect to capital expenditures in future periods that are not covered by such Capital Budget, as based on a reasonable extrapolation of permissible expenditures from the Capital Budget; and provided, further, the MLP shall not make or authorize capital expenditures outside the ordinary course of business consistent with past practice;

(h)   the Company will not, and will not permit any Subsidiary of the Company to, (1) increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required under applicable law or any Company Benefit Plan existing on the date hereof, or (2) (i) enter into, (ii) adopt, (iii) extend or renew (with respect to clause (iii) only, for a term in excess of one year) (or waive or amend any performance or vesting criteria or accelerate funding under) any employment, change in control, severance, bonus, profit sharing, retirement, restricted stock, stock option, deferred compensation or other director, executive or employee benefit plan, policy, agreement or arrangement except as required by applicable law or the terms of an agreement or arrangement existing on the date hereof or, with respect to individual non-U.S. payroll employees, in the ordinary course of business consistent with past practice or as required by applicable law;

(i)   the Company will not, and will not permit any of its Subsidiaries to, acquire (for cash or other assets) or agree to acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or Person or division thereof or (ii) any other assets (including E&P Assets), except, in the case of this clause (ii), the Company and its Subsidiaries shall be permitted to acquire (x) E&P Assets in accordance with Section 5.1(i) of the Company Disclosure Schedules or (y) any non-E&P Assets acquired in the ordinary course of business consistent with past practice. For purposes of this Agreement, the term “E&P Assets” means land and mineral interests or rights therein used for the exploration, development and production of oil and gas and other hydrocarbons;

(j)   notwithstanding anything to the contrary contained herein, the Company will not, and will not permit any of its Subsidiaries to, make any acquisition of any assets, property or securities of any Person if such acquisition would, individually or in the aggregate, reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Transactions;

(k)   except as expressly permitted by Section 7.1, the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license, encumber (including by the grant of any option thereon) or otherwise dispose of any material assets or property (which shall include any sale of any capital stock of any Subsidiary of the Company) except pursuant to existing contracts or commitments or except in the ordinary course of business consistent with past practice and in no event in an amount exceeding $100 million in the aggregate; provided, that, in no event will the Company, directly or indirectly, sell, lease, license, encumber (including by grant of any option thereon) or otherwise dispose of any equity interest in the MLP;

(l)   the Company will not, and will not permit any of its Subsidiaries to, incur any indebtedness for borrowed money, guarantee or assume any such indebtedness of another Person, issue or sell warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (i) any such indebtedness among any Person and its wholly-owned Subsidiaries, among any Person’s wholly-owned Subsidiaries, and guarantees thereof, (ii) additional borrowings under that certain Credit Agreement, dated as of June 17, 2014, among the Company, the lenders and other parties thereto from time to time and JPMorgan Chase Bank, N.A. as administrative agent

(as amended from time to time, the “Company Credit Agreement”) or other existing credit facilities of the Company’s Subsidiaries, in each case in accordance with the terms thereof or (iii) any such indebtedness incurred to replace, renew, extend, refinance or refund any indebtedness of the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (ii) and (iii) such indebtedness either (A) is prepayable or redeemable at the Closing or at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) or (B) does not (x) impose or result in any additional restrictions or limitations in any material respect on the Company or any of its Subsidiaries or, following the Closing, Parent or any of its Subsidiaries, or (y) subject the Company or any of its Subsidiaries or, following the Closing, Parent or any of its Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payment on such indebtedness), in the case of this clause (B), to which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, is not otherwise subject under the terms of any indebtedness outstanding as of the date hereof);

(m)   the Company will not, and will not permit any of its Subsidiaries to, (i) modify, amend, terminate or waive any material rights under any Material Contract or (ii) enter into any agreement that would constitute a Material Contract if entered into as of the date of this Agreement, other than (x) as otherwise expressly contemplated by this Agreement and (y) for purposes of this clause (ii) (except with respect to any Contract of the type set forth in Section 3.21(a)(iii), Section 3.21(a)(v) or Section 3.21(a)(x)(B)), in the ordinary course of business, consistent with past practice; provided, that, the Company will not, and will not permit any of its Subsidiaries to, enter into any Contracts or extensions of existing Contracts relating to the Company’s U.S. offshore business and operations with terms extending beyond December 31, 2019;

(n)   the Company will not, and will not permit any of its Subsidiaries to, settle or compromise any claim, demand, lawsuit or state or federal regulatory proceeding, whether now pending or hereafter made or brought, or waive, release or assign any rights or claims, in any such case (x) in an amount in excess of $25 million, (y) that is otherwise qualitatively material to the Company or (z) that imposes (1) any material obligation to be performed by, or (2) material restriction imposed against, the Company or any of its Subsidiaries following the Closing Date; provided, however, that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 7.14;

(o)   except for any such change which is not material or which is required by reason of a concurrent change in GAAP or applicable law, the Company will not, and will not permit any Subsidiary of the Company to, change any method of financial accounting or financial accounting practice (other than any change for Tax purposes) used by it;

(p)   the Company will not, and will not permit any Subsidiary of the Company to, (i) enter into any joint venture, partnership, participation or other similar arrangement with respect to its U.S.-onshore business and operations other than (x) in the ordinary course of business consistent with past practice and (y) in an aggregate amount of assets contributed by the Company or any of its Subsidiaries not exceeding $100 million, (ii) enter into any joint venture, partnership, participation or other similar arrangement with respect to its U.S.-offshore business and operations or (iii) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice and other than pursuant to capital calls required pursuant to the terms of existing equity investments) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(q)   the Company will not, and will not permit any of its Subsidiaries to, take any action which would limit Parent’s or the Company’s freedom to license, cross-license or otherwise dispose of any Company Intellectual Property;

(r)   except as required by law, the Company will not, and will not permit any of its Subsidiaries to, (i) make, revoke or amend any material election relating to Taxes, including an election under Section 965(h) of the Code or change any of its Tax accounting or procedures currently in effect, (ii) settle any Tax Proceeding or (iii) file any amended Tax Return, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole (it being understood that the settlement of any Tax Proceeding pending in the United States Tax Court as of the date hereof as to which the Company or any of its Subsidiaries is a party shall be considered material to the Company and its Subsidiaries, taken as a whole);

(s)   except as contemplated by Section 7.1, the Company will not, and will not permit any of its Subsidiaries to, enter into any agreement that limits in any material respect the ability of the Company or any Subsidiary of the Company, or would limit in any material respect the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(t)   the Company will not, and will not permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent, materially impede, interfere with or delay the consummation of the Merger and the Transactions;

(u)   the Company will not, and will not permit any of its Subsidiaries (other than the MLP and its Subsidiaries, but subject to the final proviso of this Section 5.1(u)) to, enter into (A) any new interest rate hedges other than extensions or replacements of existing hedges in the ordinary course of business entered into no earlier than September 1, 2019 or (B) any new commodity hedges; provided that the MLP and its Subsidiaries shall only enter into new interest rate hedges or commodity hedges in the ordinary course of business consistent with past practice;

(v)   the Company will not, and will not permit any of its Subsidiaries to, incur any third party capital in respect of any non-consented AFEs without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed;

(w)   the Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing; and

(x)   the Company will not, and will cause its Subsidiaries not to, take any of the actions set forth in Section 5.1(x) of the Company Disclosure Schedules.

Notwithstanding the foregoing, the obligations of the Company and its Subsidiaries under this Section 5.1 to take an action or not to take an action shall only apply (i) to the extent permitted by the organizational documents of the MLP and its Subsidiaries, (ii) to the extent the Company is authorized and empowered to bind the MLP and its Subsidiaries or has the direct or indirect contractual or other legal authority to cause the MLP and its Subsidiaries to take such action or not take such action, as applicable, and (iii) to the extent such action or inaction would not breach any contractual or other duty to the MLP or any of its equity holders.

Section 5.2   Company Stockholder Meeting; Proxy Material.

(a)   Except as permitted by Section 5.2(b) below, the Board of Directors of the Company shall recommend adoption of this Agreement by the Company’s stockholders, and unless permitted by Section 5.2(b), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent, the approval of this Agreement, the Merger or the Company Recommendation (as defined in Section 5.2(f) below) (any of the foregoing, a “Change in the Company Recommendation”), or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. For purposes of this Agreement, a Change in the Company Recommendation shall include (x) any approval or recommendation (or public proposal to approve or recommend) of an Acquisition Proposal by the Board of Directors of the Company or any committee thereof, or (y) any failure by the Company to include the Company Recommendation in the Company Proxy Statement.

(b)

(i)   The Board of Directors of the Company shall be permitted, in response to a Superior Proposal received after the date of this Agreement and not resulting from a breach of this Section 5.2 or Section 7.8, to not make the Company Recommendation, or to withdraw or modify in a manner adverse to Parent the Company Recommendation, or to cause the Company to terminate this Agreement pursuant to Section 9.1(f), in each case, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Board of Directors of the Company determines in good faith, after consulting with outside legal counsel, that making the Company Recommendation or failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law; (C) before taking any such action, the Company promptly gives Parent written notice advising Parent of the decision of the Board of Directors of the Company to take such action (a “Superior Proposal Notice”), including the reasons therefor and specifying the material terms and conditions of the applicable Acquisition Proposal and the identity of the Person making such Acquisition Proposal (and the Company will also promptly give Parent such a notice with respect to any subsequent change in such proposal) and the Company has given Parent at least four (4) Business Days (as modified, extended or continued by this Section 5.2(b)(i), the “Superior Proposal Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Acquisition Proposal and during such period has made its representatives reasonably available to negotiate with Parent (to the extent Parent wishes to negotiate) with respect to such proposed revisions or other proposal, if any (it being understood and agreed that any amendment or modification (other than immaterial amendments or modifications) of such Acquisition Proposal shall require a new notice period with a new Superior Proposal Match Period of three (3) Business Days); and (D) the Board of Directors of the Company determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 7.8(b)) at the end of such Superior Proposal Match Period after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, as well as any revisions to the terms of the Merger or this Agreement proposed by Parent after being notified pursuant to this Section 5.2(b)(i).

(ii)   The Board of Directors of the Company shall be permitted, in response to an Intervening Event occurring after the date of this Agreement and not relating to an Acquisition Proposal, to not make the Company Recommendation or to withdraw or modify in a manner adverse to Parent the Company Recommendation, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Board of Directors of the Company determines in good faith, as a result of the Intervening Event, after consulting with outside legal counsel, that making the Company Recommendation or failing to so withdraw or modify the Company Recommendation would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under applicable law; (C) before taking any such action, the Company promptly gives Parent written notice advising Parent of the decision of the Board of Directors of the Company to take such action (an “Intervening Event Notice”), which notice will describe the Intervening Event in reasonable detail, and the Company has given Parent at least five (5) Business Days (as modified, extended or continued by this Section 5.2(b)(ii), the “Intervening Event Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Intervening Event and during such period has made its representatives reasonably available to negotiate with Parent (to the extent Parent wishes to negotiate) with respect to such proposed revisions or other proposal, if any (it being understood and agreed that any change in fact (other than an immaterial change) relating to such Intervening Event shall require a new notice period with a new Intervening Event Match Period of three (3) Business Days); and (D) Parent does not make, within the Intervening Event Match Period, a proposal that the Board of Directors of the Company determines in good faith after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, would obviate the need to not make or withdraw or modify the Company Recommendation. For purposes of this Agreement, “Intervening Event” means any event, development or change in circumstances that was not known to the Company’s Board of Directors, or the consequences of which were not reasonably foreseeable as of the date of this Agreement, which event, change or development becomes known to the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (B) any change in the price or trading volume of the Company Common Stock, the Parent Common Stock or any other securities of the Company, Parent or any of their respective Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

(iii)   For the avoidance of doubt, without limiting the Company’s right to terminate this Agreement in the circumstances set forth in Section 9.1, a Change in the Company Recommendation shall not limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

(c)   As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Company Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act, and for the Company Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Without limiting any other provision herein, the Form S-4 and the Company Proxy Statement will contain such information and disclosure reasonably requested by either Parent or the Company so that the Form S-4 conforms in form and substance to the requirements of the Securities Act and the Company Proxy Statement conforms in form and substance to the requirements of the Exchange Act. The Company shall use its reasonable best efforts to cause the Company Proxy Statement to be mailed to holders of Company Common Stock as promptly as practicable after the Form S-4 is declared effective.

(d)   If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to information supplied by Company for inclusion in the Form S-4 or the Company Proxy Statement, or (ii) any event with respect to Parent, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Company Proxy Statement, in either case, which event is required to be described in an amendment of or a supplement to the Form S-4 or the Company Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company.

(e)   Each of the Company and Parent shall (i) promptly notify the other of the receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (ii) promptly supply the other with copies of all correspondence between the Company or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. The Company and Parent shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Form S-4 and the Company Proxy Statement as promptly as practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Company Proxy Statement as expeditiously as practicable, and each of them shall provide promptly to the other party any information that such party may obtain that could necessitate an amendment or supplement to any such document.

(f)   The Company shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval, and the Board of Directors of the Company shall recommend to the Company’s stockholders the adoption of this Agreement (the “Company Recommendation”) and shall include such recommendation in the Company Proxy Statement; provided, however, that the Board of Directors of the Company may fail to make such Company Recommendation or make a Change in the Company Recommendation if permitted by, and in accordance with, Section 5.2(b). Without limiting the generality of the foregoing, but subject to Section 5.2(b) and the Company’s rights to terminate this Agreement under the circumstances set forth in Section 9.1, the Company agrees that its obligations pursuant to the first sentence of this Section 5.2(f) or its other obligations under this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Acquisition Proposal. The Company shall use its reasonable best efforts to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 becomes effective and (subject to any Change in the Company Recommendation permitted by, and in accordance with, Section 5.2(b)) to obtain the Company Stockholder Approval. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Company Proxy Statement the distribution of which the Board of Directors of the Company has determined in good faith to be necessary under applicable law after consultation with, and taking into account the advice of, outside legal counsel or (B) for an absence of a quorum. Notwithstanding the foregoing, the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), postpone the Company Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days and in no event may the Company postpone the Company Stockholder Meeting without the written consent of Parent if doing so would require the setting of a new record date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than (x) matters of procedure and matters required by applicable law to be voted on by the Company’s stockholders in connection therewith or (y) with Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), matters contemplated to otherwise have been submitted to the stockholders of the Company at the Company’s 2019 annual stockholder meeting) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Company Stockholder Meeting and will otherwise comply with all legal requirements applicable to the Company Stockholder Meeting.

Section 5.3   Resignation of Company Directors. In order to fulfill the requirements of Section 1.3, the Company shall (a) cause each director of the Company to deliver a written resignation to the Company effective at the Effective Time and (b) cause the vacancies resulting from such resignations to be filled by Persons who are directors of Merger Subsidiary immediately prior to the Effective Time.

Section 5.4   Other Actions. Subject to and in accordance with the provisions of Article VII, the Company and Parent shall cooperate with each other to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

ARTICLE VI

COVENANTS OF PARENT

Parent agrees that:

Section 6.1   Conduct of Parent. From the date of this Agreement until the Effective Time, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by this Agreement or as set forth in Section 6.1 of the Parent Disclosure Schedules, Parent and its Subsidiaries shall conduct their business in a manner not involving the entry by Parent or its Subsidiaries into lines of businesses that are materially different from the lines of businesses of Parent and its Subsidiaries on the date hereof. Without limiting the generality of the foregoing, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by this Agreement or as set forth in Section 6.1 of the Parent Disclosure Schedules, from the date hereof until the Effective Time, Parent shall not, nor shall Parent permit any of its Subsidiaries to:

(a)   adopt or propose any change in the certificate of incorporation or by-laws of Parent (other than any certificate of designations adopted in connection with the Equity Investment);

(b)   adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent;

(c)   except as contemplated by the Equity Investment, (i) split, combine, subdivide or reclassify Parent’s outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Parent’s capital stock other than regular quarterly cash dividends payable by Parent consistent with past practice (including increases in such dividends consistent with past practice), and in any case not including any special dividend; provided, however, that Parent shall not declare, set aside or pay any dividend except in accordance with Section 7.11;

(d)   acquire (or agree to acquire) any assets, property or securities if, individually or in the aggregate, such acquisition or acquisitions would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Transactions; or

(e)   agree or commit to do any of the foregoing.

Section 6.2   Obligations of Merger Subsidiary. Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.3   Director and Officer Liability.

(a)   Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent shall cause the Surviving Corporation and each of its Subsidiaries, other than the MLP and its Subsidiaries, to indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or of such Subsidiary, as applicable, or who acts as a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual claim (including a claim of a violation of applicable law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action (“Proceeding”) to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or of such Subsidiary, a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable law (and Parent shall cause the Surviving Corporation or such Subsidiary to pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.3(a), upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.3(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). Parent will have the right, upon written notice to any applicable Indemnified Person, to assume the defense of any Proceeding in respect of which indemnification is or would be sought hereunder employing counsel reasonably satisfactory to such Indemnified Person. Notwithstanding anything to the contrary in this Section 6.3, an Indemnified Person shall only be entitled to the rights provided in this Section 6.3 after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(b)   Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Corporation or its Subsidiaries other than the MLP and its Subsidiaries (and Parent shall not authorize or consent to any such amendment, repeal or other modification of the organizational documents of the MLP or any of its Subsidiaries) in any manner that would adversely affect the rights thereunder of any Indemnified Person to indemnification, exculpation or expense advancement, except to the extent required by applicable law. Parent shall cause the Surviving Corporation and its Subsidiaries other than the MLP and its Subsidiaries to fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of such Subsidiaries and any of its or their directors, officers or employees existing immediately prior to the Effective Time.

(c)   To the fullest extent permitted under applicable law, Parent shall cause the Surviving Corporation and each of its Subsidiaries (other than the MLP and its Subsidiaries) to indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 6.3, relating to the enforcement of such Indemnified Person’s rights under this Section 6.3; provided, that, any such Indemnified Person shall only be entitled to the rights provided in this Section 6.3(c) after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(d)   Parent shall cause the Surviving Corporation to put in place, and Parent shall fully prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion, but shall not be required, to spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e)   In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.3. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.3. The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, the parties and any and all Persons entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.3, and their heirs and representatives.

Section 6.4   Form S-4. Subject to the terms and conditions of this Agreement, Parent shall prepare and file with the SEC under the Securities Act the Form S-4, and shall use its reasonable best efforts to cause the Form S-4 to be declared effective by the SEC a sufficient time prior to the Company Stockholder Meeting to allow the Company to mail the Company Proxy Statement to the Company stockholders, as required by the rules and regulations of the SEC, prior to the Company Stockholder Meeting. Parent shall take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Common Stock in connection with the Merger.

Section 6.5   Stock Exchange Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

Section 6.6   Employee Benefits.

(a)   From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their terms all benefits and obligations, subject to Section 6.6(b) hereof, under the Company Benefit Plans, each as in effect on the date hereof (or as amended to the extent permitted by Section 5.1), to the extent that entitlements or rights, actual or contingent (whether such entitlements or rights are vested as of the Effective Time or become vested or payable only upon the occurrence of a further event) exist in respect thereof as of the Effective Time. Parent and the Company hereby agree that the consummation of the Merger shall constitute a “Change in Control” for purpose of any employee arrangement and all other Company Benefit Plans, pursuant to the terms of such plans in effect on the date hereof. No provision of this Section 6.6(a) shall be construed as a limitation on the right of Parent to amend or terminate any Company Benefit Plans which the Company would otherwise have under the terms of such Company Benefit Plan, and no provision of this Section 6.6(a) shall be construed to create a right in any employee or beneficiary of such employee under a Company Benefit Plan that such employee or beneficiary would not otherwise have under the terms of such plan.

(b)   For a period of one (1) year following the Effective Time, Parent shall continue to provide to each individual who is employed by the Company and the Company Subsidiaries as of the Effective Time who remains employed with Parent or any Subsidiary of Parent (“Affected Employees”), for so long as such Affected Employee remains employed by Parent or any Subsidiary of Parent during such one (1) year period, with: (i) base compensation that is no less favorable than was provided to the Affected Employee immediately before the Effective Time, (ii) short- and long-term incentive compensation opportunities that are no less favorable in the aggregate than were provided to the Affected Employee immediately before the Effective Time and (iii) all other compensation and employee benefits (excluding severance) that are no less favorable in the aggregate than were provided to the Affected Employee immediately before the Effective Time; provided, that for purposes of determining whether such compensation and employee benefits are no less favorable in the aggregate, (x) retention, sale, stay or change in control payments or awards or any similar compensation or benefit, shall not be taken into account, (y) in lieu of equity awards, Parent may substitute other forms of cash-based compensation having substantially equivalent value and equivalent vesting terms and (z) Parent may determine the value of defined benefit pension plan benefits provided immediately prior to the Effective Time in its good faith discretion; provided, however, that defined benefit pension plan benefits shall not be taken into account for purposes of determining under clause (iii) whether compensation and employee benefits are no less favorable in the aggregate for any particular Affected Employee, if Parent provides such Affected Employee with retirement benefits (excluding retiree welfare benefits) that are no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries (it being understood that an employee of Parent and its Subsidiaries who participates in a frozen defined benefit pension plan shall not be deemed to be similarly situated to an Affected Employee). Notwithstanding the foregoing, the terms and conditions of employment for any Affected Employees who are covered by a collective bargaining agreement, works council agreement, or other contract or agreement with any labor union, works council or other employee representative organization shall be governed by such contract or agreement and the foregoing provisions of this Section 6.6(b) or the provisions of Section 6.6(a), Section 6.6(c) or Section 6.6(d) shall be inapplicable thereto.

(c)   Parent will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and benefit accrual (other than benefit accruals under any defined benefit pension or eligibility or benefit accruals under any post-employment or retiree health or welfare plan that, in each case, is not a Company Benefit Plan) under any employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent for such Affected Employees’ service with the Company or any Subsidiary (including any predecessor or acquired entity or any other entity for which the Company and its Subsidiaries have given credit for prior service) to the same extent recognized by the Company immediately prior to the Effective Time, except to the extent that such credit would result in a duplication of benefits or compensation for the same period of service.

(d)   Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) for the year in which the Effective Time occurs, provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

(e)   Parent and the Company agree to the additional items set forth on Section 6.6(e) of the Company Disclosure Schedules.

(f)   Nothing contained in this Section 6.6, express or implied, shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Parent or the Company or any of their Subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, except as permitted by the terms of such plan, program, agreement, contract, policy or arrangement, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) or any right to employment or services or continued employment or service or to a particular term or condition of employment or service with Parent or the Company or any of their Subsidiaries, or any of their respective affiliates or (iv) limit the right of Parent or the Company (or any of their Subsidiaries or their respective affiliates) to terminate the employment or service of any employee or other service provider following the Closing at any time and for any or no reason.

(g)   As soon as practicable after the date of this Agreement, the Company shall have reasonably cooperated with Parent to provide to Parent such information reasonably requested by Parent to enable Parent to calculate the impact of Sections 280G and 4999 of the Code with respect to the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 7.1   Best Efforts.

(a)   Subject to Sections 5.2, 7.1(b) and 7.1(c), the Company and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain as soon as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party or governmental body, agency, authority or official which are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall submit the notifications required under the HSR Act relating to the Merger within ten (10) Business Days of the date of this Agreement. Prior to Closing, and subject to applicable laws relating to the exchange of information, the Company and Parent shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required approvals or consents of any governmental agency, body, authority or entity in connection with the Merger. The Company and Parent shall have the right to review in advance, and each will consult the other to provide any necessary information with respect to all filings made with, or written materials submitted to, any third party and/or any governmental agency, body, authority or entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall each promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any governmental agency, body, authority or entity regarding the Merger, and provide the other party with the opportunity to participate in any meeting with any governmental agency, body, authority or entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby; provided that Parent will lead all such processes; but provided, further, that the foregoing shall not limit in any respect any party’s obligations under this Agreement. If either party receives a request for additional information or documentary material from any governmental agency, body, authority or entity with respect to the Merger, then such party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. Subject to applicable laws or any request made by any applicable governmental agency, body, authority or entity (including the staff thereof), the Company and Parent shall each furnish to each other copies of all correspondence, filings and written communications between it and any such governmental agency, body, authority or entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such governmental agency, body, authority or entity; provided that materials provided pursuant to this Section 7.1(a) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

(b)   Without limiting Section 7.1(a), Parent and the Company shall, subject to Section 7.1(c), as applicable:

(i)    each use its best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the End Date (as defined in Section 9.1(b)(i)), including without limitation defending through litigation on the merits any claim asserted in any court by any Person; and

(ii)    each use its best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental agency, body, authority or entity with respect to the Merger (collectively, “Antitrust Laws”) so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries and (y) otherwise taking or committing to take actions that after the Closing Date would limit Parent or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent, the Company and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing. Parent and, if requested by Parent, the Company shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent or Parent’s Subsidiaries’ ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries; provided that any such action is conditioned upon the consummation of the Merger. The Company agrees and acknowledges that, notwithstanding anything to the contrary in this Section 7.1, in connection with any filing or submission required, action to be taken or commitment to be made by Parent, the Company or any of their respective Subsidiaries to consummate the Merger or other transactions contemplated by this Agreement, neither the Company nor any of the Company’s Subsidiaries shall, without Parent’s prior written consent, sell, divest, or dispose of any assets, license of any Company Intellectual Property, commit to any sale, divestiture or disposal of businesses, product lines or assets of the Company and the Company’s Subsidiaries or any license of Company Intellectual Property or take any other action or commit to take any action that would limit the Company’s, Parent’s or any of their respective Subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or Company Intellectual Property; provided that the foregoing shall not relieve any party of its obligations under this Agreement.

(c)   Notwithstanding anything else contained herein, neither the provisions of this Section 7.1 nor any other provision of this Agreement shall be construed to require Parent or any of Parent’s Subsidiaries to undertake (or to request or authorize the Company or any of the Company’s Subsidiaries to undertake) any efforts or to take any action if such efforts or action would, or would reasonably be expected to, result in a Substantial Detriment. “Substantial Detriment” shall mean changes or effects which would, individually or in the aggregate (and after giving effect to any reasonably expected proceeds of any divestiture or sale of assets), result in, or be reasonably likely to result in, a Company Material Adverse Effect, at or after the Effective Time; provided that any requirement to divest or hold separate, or limit the operation of, any division, Subsidiary, interest, business, product line, asset or property relating to the operations conducted by Parent and its Subsidiaries prior to the Effective Time shall be deemed to result in a Substantial Detriment if such action with respect to a comparable amount of assets or businesses of the Company and its Subsidiaries, taken together with all other actions taken pursuant to this Section 7.1, would be reasonably likely, in the aggregate, to have a Company Material Adverse Effect, at or after the Effective Time.

Section 7.2   Certain Filings. The Company and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, authority or official is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Form S-4 and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.3   Access to Information. From the date of this Agreement until the Effective Time, to the extent permitted by applicable law, the Company and Parent will, during normal business hours and upon reasonable request, (a) give the other party and its counsel, financial advisors, auditors and other authorized representatives access to the offices, properties, books and records of such party and its Subsidiaries, (b) furnish to the other party and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel and financial advisors to cooperate with the other party in its investigation of the business of the Company or Parent, as the case may be; provided that such investigation shall not disrupt the Company’s or Parent’s operations; and provided, further, that no such investigation shall affect any representation or warranty given by either party hereunder. Notwithstanding the foregoing, neither the Company, on the one hand, nor Parent, on the other hand, shall be required to provide any information which it reasonably believes it may not provide to the other by reason of any applicable law, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with any third Person.

Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information obtained by Parent or the Company pursuant to this Section 7.3 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreement dated as of March 26, 2019, between Parent and the Company (the “Confidentiality Agreement”). Without limiting the foregoing, from the date of the Agreement to the Effective Time, the Company shall, subject to the terms and limitations of this Section 7.3, cooperate in good faith to provide Parent as promptly as practicable with the information described in Section 7.3 of the Company Disclosure Schedules.

Section 7.4   [Reserved]

Section 7.5   Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, (a) any press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation, if the party making the release or statement has used its reasonable best efforts to consult with the other party, and (b) a party may, without such consultation, issue a press release or make a public statement that is consistent with prior press releases issued or public statements made in compliance with this Section 7.5 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 7.5 shall prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the transactions contemplated hereby.

Section 7.6   Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Subsidiary, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.7   Notices of Certain Events.

(a)   Each of the Company and Parent shall promptly notify the other party of:

(i)   any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)   any notice or other written communication from any governmental agency, body, authority or entity in connection with the transactions contemplated by this Agreement; and

(iii)   any actions, suits, claims, investigations or proceedings (A) commenced or (B) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement;

provided, however, that no such notification (and no other notification required to be given under any other Section of this Agreement) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.8   No Solicitation.

(a)   The Company and its Subsidiaries will not, and the Company will direct and use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly, take any action to solicit, initiate, or knowingly encourage or facilitate the making of any Acquisition Proposal (including without limitation by amending, or granting any waiver under, Article NINTH of the Company Charter or Section 203 of the DGCL) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto (except to notify such Person of the existence of the provisions of this Section 7.8), or disclose any nonpublic information or afford access to properties, books or records to any Person that has made, or to the Company’s knowledge is considering making, any Acquisition Proposal, or approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal, or propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or (ii) making any disclosure if, in the case of this clause (ii), in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable law; provided, however, that any such disclosure that relates to an Acquisition Proposal shall be deemed to be a Change in the Company Recommendation unless the Company’s Board of Directors reaffirms the Company Recommendation in such disclosure. Notwithstanding anything to the contrary in this Agreement but subject to the first sentence of Section 7.8(b), prior to (but not after) the date of the Company Stockholder Approval, the Company may, directly or indirectly through its advisors, agents or other intermediaries, (A) furnish information and access, but only in response to a request for information or access, to any Person making a bona fide, written Acquisition Proposal to the Board of Directors of the Company after the date hereof which was not obtained in breach of Section 5.2 or this Section 7.8 and (B) participate in discussions and negotiate with such Person or its representatives concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (A) or (B) of this sentence, (1) the Board of Directors of the Company concludes in good faith, after (x) receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (y) taking into account any revisions to the terms of the Merger or this Agreement proposed by Parent after being notified pursuant to Section 5.2(b), that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (2) (x) the Company receives from the Person making such an Acquisition Proposal, prior to engaging in any of the activities described in clause (A) or (B) of this sentence, an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are (without regard to the terms of such Acquisition Proposal) in all material respects (i) no less favorable to the Company and (ii) no less restrictive to the Person making such Acquisition Proposal than those contained in the Confidentiality Agreement and (y) any information provided to such Person has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such Person. The Board of Directors of the Company shall not take any of the actions referred to in the foregoing clauses (A) and (B) unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action.

(b)   In the event that on or after the date of this Agreement the Company receives an Acquisition Proposal, or any request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or to the Company’s knowledge may be considering making, an Acquisition Proposal, the Company will (A) promptly (and in no event later than twenty-four (24) hours after receipt thereof) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal or request and set forth the material terms thereof) Parent thereof, (B) keep Parent reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Acquisition Proposal or request and (C) as promptly as practicable (but in no event later than twenty-four (24) hours after receipt) provide to Parent unredacted copies of all material correspondence and written materials (whether or not electronic) sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions thereof, including any proposed transaction agreements (along with all schedules and exhibits thereto and any financing commitments related thereto), as well as written summaries of any material oral communications relating to the terms and conditions thereof. The Company (x) shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated and shall use reasonable best efforts to cause its and their officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any Persons with respect to any Acquisition Proposal or the possibility thereof, (y) shall promptly request each Person, if any, that has executed a confidentiality agreement within the nine (9) months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (z) immediately terminate all physical and electronic data room access for such Person and their representatives to diligence or other information regarding the Company or any of its

Subsidiaries. The Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement; provided that the Company shall be permitted on a confidential basis, upon written request by a relevant party thereto or without prior notice to Parent disclosing the party and the circumstances, release or waive any standstill obligations solely to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the Board of Directors of the Company on a confidential basis. The Company shall provide written notice to Parent of waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto and circumstances relating thereto.

For purposes of this Agreement, “Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of the Company or any of its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal for or in respect of at least a majority of the outstanding shares of Company Common Stock or the Company’s and its Subsidiaries’ assets on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, taking into account all the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any revisions to the terms of the Merger or this Agreement proposed by Parent after being notified pursuant to Section 5.2(b)) (i) is more favorable to the Company’s stockholders than the Merger and the Transactions and (ii) constitutes a transaction that is reasonably likely to be consummated on the terms so proposed, taking into account all legal, financial, regulatory and other aspects of such proposal.

(c)   The Company agrees that it will take the necessary steps promptly to inform its Subsidiaries and its officers, directors, investment bankers, consultants, attorneys, accountants, agents and other representatives of the obligations undertaken in this Section 7.8.

Section 7.9   Takeover Statutes. If (a) the restrictions on business combinations set forth in Article NINTH of the Company Charter or (b) any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, each of the parties and its Board of Directors shall grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such restriction, statute or regulation on the transactions contemplated hereby.

Section 7.10   Section 16(b). Each of Parent and the Company shall take all such steps as may be reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11   Coordination of Quarterly Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be no later than five (5) Business Days following the one year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 7.11.

Section 7.12   Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 7.13   Financing.

(a)   The Company and Parent shall cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under the Company Credit Agreement or any of the Company’s outstanding debt securities in connection with the Merger; provided that (i) none of the Company, its Subsidiaries or their representatives shall be required to execute or deliver, or agree to any change or modification of, any agreement that is effective prior to the Closing or that would be effective if the Closing does not occur, or deliver or cause to be delivered any opinion of counsel in connection therewith and (ii) Parent shall provide a customary indemnity in connection therewith.

(b)   Parent and Merger Subsidiary shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Committed Financing on the terms and conditions set forth in the Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Commitment Letters until the Merger and the other transactions contemplated by this Agreement are consummated (it being acknowledged that the commitments under the Commitment Letters may be reduced to the extent that Parent receives cash proceeds from any Financing at or prior to the Effective Time, which cash proceeds are (x) segregated and limited in use to the consummation of the Merger and the other transactions contemplated by this Agreement or (y) funded into an escrow account with release provisions not less favorable to Parent than the conditions contained in the Commitment Letters (“Permitted Commitment Reductions”)) and (ii) unless Parent shall have reduced the commitments under the Commitment Letters to zero pursuant to Permitted Commitment Reductions, (x) timely (and in any event by the Effective Time) negotiate and enter into definitive agreements with respect to the facilities contemplated by the Commitment Letters on the terms and conditions set forth therein, (y) satisfy or cause to be waived on a timely basis (and in any event by the Effective Time) all conditions to funding applicable to Parent set forth in the Commitment Letters or such definitive agreements that are within its (or any Affiliate’s) control and otherwise comply with its obligations thereunder and (z) upon the satisfaction or waiver of such conditions, consummate, and cause the Financing Sources to fund, the Committed Financing at the Effective Time (including using reasonable best efforts to enforce all of its rights under the Commitment Letters).

(c)   Nothing herein shall prevent Parent from substituting all or any portion of the Committed Financing provided for in the Commitment Letters with one or more commitments from financial institutions to provide substitute debt financing (i) in an amount, together with any cash and marketable securities of Parent and any then-available Committed Financing, sufficient for Parent and Merger Subsidiary to satisfy the Transaction Uses at the Effective Time, (ii) that does not impose new or additional conditions to the Committed Financing or otherwise expand, amend, modify or waive any conditions to the Committed Financing and (iii) that would not reasonably be expected to (A) make the timely funding of the Committed Financing or the satisfaction of the conditions to obtaining the Committed Financing materially less likely to occur or (B) materially and adversely affect the ability of Parent to enforce its rights against other parties to the Commitment Letters or the definitive agreements relating thereto (the “Substitute Financing”), and to obtain new financing commitment letter(s) with respect to such Substitute Financing (the “Substitute Commitment Letter(s)”). Parent shall promptly provide true, complete and correct copies of such Substitute Commitment Letter(s) to the Company. In the event Substitute

Commitment Letter(s) are obtained, the definitions of “Commitment Letters” and “Committed Financing” set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such Substitute Commitment Letter(s) and such Substitute Financing contemplated thereby.

(d)   If any portion of the Committed Financing becomes unavailable, and such unavailable amount is reasonably required for Parent and Merger Subsidiary to satisfy the Transaction Uses at the Effective Time (such event, an “Original Financing Failure”), Parent shall promptly notify the Company in writing of the Original Financing Failure and Parent shall use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources (i) in an amount, together with any cash and marketable securities of Parent and any then-available Committed Financing, sufficient for Parent and Merger Subsidiary to satisfy the Transaction Uses at the Effective Time, (ii) that does not impose new or additional conditions to the Committed Financing or otherwise expand, amend, modify or waive any conditions to the Committed Financing and (iii) that would not reasonably be expected to (A) make the timely funding of the Committed Financing or the satisfaction of the conditions to obtaining the Committed Financing materially less likely to occur or (B) materially and adversely affect the ability of Parent to enforce its rights against other parties to the Commitment Letters or the definitive agreements relating thereto (the “Alternative Financing”), and to obtain new financing commitment letter(s) with respect to such Alternative Financing (the “Alternative Commitment Letter(s)”). Parent shall promptly provide true, complete and correct copies of such Alternative Commitment Letter(s) to the Company. In the event Alternative Commitment Letter(s) are obtained, the definitions of “Commitment Letters” and “Committed Financing” set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such Alternative Commitment Letter(s) and such Alternative Financing contemplated thereby.

(e)   Parent shall not permit any amendment, modification to, or any waiver of any provision or remedy under, any of the Commitment Letters or the Equity Purchase Agreement or any definitive agreement related to the Committed Financing unless (i) such amendment, modification or waiver would not impose new or additional conditions to the Committed Financing or Equity Investment or otherwise expand, amend, modify or waive any conditions to the Committed Financing or the Equity Investment and (ii) such amendment, modification or waiver would not reasonably be expected to (A) make the timely funding of the Committed Financing or the Equity Investment or the satisfaction of the conditions to obtaining the Committed Financing or the Equity Investment materially less likely to occur, (B) reduce the aggregate amount of the Committed Financing or the Equity Investment to an amount, together with the proceeds of the Equity Investment (in the case of a reduction to the Committed Financing) or the Committed Financing (in the case of a reduction to the Equity Investment) and any cash and marketable securities of Parent, less than the amount necessary for Parent and Merger Subsidiary to satisfy the Transaction Uses at the Effective Time or (C) materially and adversely affect the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Equity Purchase Agreement or such definitive agreements. Parent shall promptly provide true, complete and correct copies of each amendment, modification and waiver to any of the Commitment Letters or the Equity Purchase Agreement or any definitive agreement related to the Committed Financing to the Company.

(f)   Parent shall keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Committed Financing and to satisfy the conditions thereof and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Committed Financing. Parent shall give the Company prompt notice of (x) any material breach or material default by any party to the Commitment Letters, or any definitive agreements related to the Committed Financing, in each case of which Parent becomes aware, (y) actual or, to the knowledge of Parent, threatened in writing withdrawal, repudiation, or termination of any of the Commitment Letters or such definitive agreements and (z) the receipt of any written notice or other communication, in each case received from any Financing Source with respect to any (1) material breach of Parent’s obligations under the Commitment Letters or definitive agreements related to the Committed Financing, or breach, default, withdrawal, termination or repudiation by any party to the Commitment Letters or definitive agreements related to the Committed Financing, (2) material dispute or disagreement between or among any parties to the Commitment Letter or definitive agreements related to the Committed Financing or any provisions of the Commitment Letters, in each case, with respect to the obligation to fund any amount of the Committed Financing to be funded at the Effective Time; or (3) failure or anticipated failure by such Financing Source to fund any part of its commitments under any Commitment Letter or definitive agreement related to the

Committed Financing to be funded at the Effective Time; provided that in no event shall Parent be under any obligation to disclose any information pursuant to clauses (1), (2) or (3) that would waive the protection of attorney-client privilege, but Parent shall use reasonable best efforts to disclose such information in a way that would not jeopardize such privilege.

(g)   From and after the date of this Agreement, and through the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article IX, the Company shall, and the Company shall cause each of its Subsidiaries (other than the MLP and its Subsidiaries) to, use its and their reasonable best efforts to cause its and their representatives to, use their respective reasonable best efforts to provide such customary cooperation as is reasonably requested by Parent in writing to assist Parent in the arrangement, syndication and consummation of the Committed Financing or other bank financing or capital markets financing entered into to finance the Transaction Uses (the “Financing”), including using reasonable best efforts to (A) cause the management team of the Company to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, in each case upon reasonable notice and at mutually agreed upon dates and times, (B) reasonably assist Parent and the Financing Sources with their preparation of (1) materials for rating agency presentations and investor and road show presentations, (2) bank information memoranda (including a public-side version thereof), syndication documents, registration statements, prospectuses, offering memoranda and private placement memoranda and (3) similar documents and materials, in each case necessary, customary or advisable in connection with any portion the Financing to the extent reasonably requested by Parent and limited to information to be contained therein with respect to the Company and its Subsidiaries, (C) subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a customary representation that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their respective securities, (D) provide the Financing Sources, at least three business days prior to the closing date of the applicable Financing (to the extent requested in writing at least 10 business days prior to the closing date of the applicable Financing) with all documentation and other information required with respect to the Company and its Subsidiaries by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L. 107-56 (the “PATRIOT Act”) and 31 C.F.R. § 1010.230, and applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws, (E) following written request therefor, provide information concerning the Company and its Subsidiaries reasonably necessary for the preparation and completion of the definitive documents governing or relating to the Financing (including any schedules, customary certificates, annexes or exhibits thereto and other pertinent and customary information as Parent shall reasonably request in order to market, syndicate and consummate the Financing), (F) provide (i) audited consolidated balance sheets and related audited consolidated statements of income, comprehensive income, equity and cash flows of the Company for each of the three fiscal years most recently ended more than sixty (60) days prior to the Closing Date, (ii) unaudited consolidated balance sheets and related unaudited consolidated statements of income, comprehensive income and cash flows of the Company for each subsequent fiscal quarter ended more than forty (40) days prior to the Closing Date and (iii) other historical financial information regarding the Company and its Subsidiaries reasonably necessary to permit Parent to prepare pro forma financial statements customarily included in marketing and offering documents for an offering of debt securities of Parent on a registration statement filed with the SEC, (G) cause its independent accountants and independent petroleum consultants to provide customary assistance and cooperation reasonably requested by Parent with any offering of debt securities, including (i) providing any necessary written consents to use their audit or other reports relating to financial statements or reserve information of the Company and its Subsidiaries and to be named as an “Expert” in any document related to any applicable Financing and (ii) participating in customary due diligence sessions and providing any customary “comfort” letters (including customary “negative assurance” comfort for any applicable Financing), (H) cause its independent petroleum consultants to provide any customary letters and consents regarding customary and appropriate reserve information of the Company and its Subsidiaries and (I) cooperate with the Financing Sources’ due diligence, to the extent customary and reasonable.

(h)   Notwithstanding anything to the contrary set forth in this Section 7.13, in connection with the Committed Financing, the Financing or any other cooperation contemplated by this Section 7.13:

(i)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to provide any cooperation pursuant to this Section 7.13 to the extent such requested cooperation would reasonably be expected to interfere unreasonably with the ongoing business or operations of the Company and its Subsidiaries;

(ii)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to pass resolutions or consents to approve or authorize the execution of the Committed Financing, the Financing or any other cooperation contemplated by this Section 7.13, or execute or deliver any certificate, document, legal opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in connection therewith, in each case, that (A) is effective prior to the Effective Time or that would be effective if the Effective Time does not occur (other than authorization letters contemplated by Section 7.13(g)(C)) or (B) would be inaccurate in light of the facts and circumstances at the time approved, authorized, executed or delivered, as applicable;

(iii)   none of the Company or its Subsidiaries or any of their respective representatives shall become bound by any terms of the Committed Financing or the Financing prior to the Effective Time;

(iv)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense for which it has not received simultaneous or prior reimbursement or, with respect to immaterial costs or expenses, for which it is not indemnified by or on behalf of Parent in connection with the Committed Financing, the Financing or any other cooperation contemplated by this Section 7.13 prior to the Effective Time;

(v)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to disclose or provide any information in connection with the Committed Financing, the Financing or any other cooperation contemplated by this Section 7.13, the disclosure of which, in the judgment of the Company, is restricted by Contract or applicable law, is subject to attorney-client privilege (except that such person shall use reasonable best efforts to disclose such information in a way that would not jeopardize such privilege) or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation; provided, in each case, that the Company shall, to the extent practicable and not prohibited by Contract or applicable law, inform Parent promptly of such Contract, law, privilege or potential disclosure or violation;

(vi)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to prepare or deliver (x) any financial information in a form not customarily prepared by the Company or its Subsidiaries in the ordinary course of their business and not readily available to it, (y) any financial information with respect to a fiscal period that has not yet ended or (z) any pro forma financial information or projections;

(vii)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to deliver any legal opinion or negative assurance letter in connection with the Committed Financing, the Financing or any other cooperation contemplated by this Section 7.13;

(viii)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to take any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, any of their respective organizational or governing documents, or any applicable law or Contracts;

(ix)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement;

(x)   none of the Company or its Subsidiaries or any of their respective representatives shall be required to take any action that could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; and

(xi)   none of the Company or its Subsidiaries, prior to the Effective Time, shall be an issuer or other obligor with respect to the Committed Financing or the Financing.

(i)   Subject to Parent’s indemnification obligations under Section 7.13(j) below, the Company hereby consents to the customary use of its and its Subsidiaries’ marks, designs, names, logos, trademarks, copyrights, service marks and other intellectual property in connection with the Financing; provided that such marks and logos are used solely in a manner that is not intended to or would not reasonably be expected to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(j)   Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 7.13 (other than arising from fraud or willful misconduct on the part of the Company or its Subsidiaries), whether or not the Merger is consummated or this Agreement is terminated. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.13, whether or not the Merger is consummated or this Agreement is terminated.

(k)   The Company agrees that, from and after January 1, 2020 until the Effective Time, none of the Company or any of its Subsidiaries (other than the MLP or its Subsidiaries) shall, without the prior written consent of Parent (not to be unreasonably withheld or delayed), file any prospectus supplement or registration statement or consummate any offering of securities that requires registration under the Securities Act or that includes any actual or contingent commitment to register such securities under the Securities Act in the future; provided that the foregoing shall not prohibit the Company or its Subsidiaries from filing any Form S-8 registration statement or consummating any transaction under such Form S-8 registration statement.

(l)   All non-public information exchanged pursuant to this Section 7.13 shall be subject to the Confidentiality Agreement.

(m)   Parent and Merger Subsidiary hereby acknowledge and agree that obtaining or consummating any or all of the Committed Financing or Financing is not a condition to the Merger, and that if any of the foregoing is not obtained or consummated, as applicable, Parent and Merger Subsidiary will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VIII and the other terms hereof, to consummate the Merger.

Section 7.14   Transaction Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any stockholder demands, litigations, arbitrations or other similar action (including derivative claims) commencing against their respective directors or officers relating to this Agreement or any of the transactions contemplated by this Agreement (collectively, the “Transaction Litigation”) and shall keep each other informed regarding any Transaction Litigation. The Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation and shall in good faith consult with each other on a regular basis regarding the defense or settlement of such Transaction Litigation and shall give each other’s advice with respect to such Transaction Litigation reasonable consideration. None of the Company, Parent or any of their respective Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1   Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following conditions:

(a)   this Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL;

(b)   any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

(c)   no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

(d)   the Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e)   the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2   Additional Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a)   (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date and (ii) (A) the representations and warranties of the Company set forth in Section 3.11(b) of this Agreement shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of the Company set forth in the first three sentences of Section 3.5 shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of the Company set forth in the last sentence of Section 3.4, Section 3.5 (other than the first three sentences thereof) and the first two sentences of Section 3.6(c) shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, (D) the representations and warranties of the Company set forth in this Agreement other than those described in the preceding clauses (A)-(C) that are qualified by “Company Material Adverse Effect” shall be true and correct as so qualified at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that if all such “Company Material Adverse Effect” qualifications are disregarded and any resulting individual failure of any such representation or warranty to be true and correct at and as of the Closing Date, when aggregated with up to four other (x) individual such failures or (y) individual failures of any representation or warranty of the Company set forth in this Agreement that is not qualified by “Company Material Adverse Effect”, to be true and correct at and as of the Closing Date, would reasonably be expected to have a Company Material Adverse Effect, then the condition set forth in this Section 8.2(a) shall be deemed unsatisfied; and (E) the representations and warranties of the Company set forth in this Agreement other than those described in the preceding clauses (A)-(D) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C), (D) and (E) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B), (C), (D) or (E) as applicable) only as of such date or period. For purposes of this Agreement, “De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be.

(b)   Parent shall have received a certificate of the Company, executed on its behalf by an authorized officer of the Company, dated the Closing Date, certifying that the conditions set forth in Section 8.2(a)(i) and Section 8.2(a)(ii) have been satisfied.

Section 8.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a)   (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date and (ii) (A) the representations and warranties of Parent and Merger Subsidiary set forth in Section 4.10(b) of this Agreement shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of Parent and Merger Subsidiary set forth in the first three sentences of Section 4.5 shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of Parent and Merger Subsidiary set forth in the last sentence of Section 4.4, Section 4.5 (other than the first three sentences thereof) shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, (D) the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement other than those described in the preceding clauses (A)-(C) that are qualified by “Company Material Adverse Effect” shall be true and correct as so qualified at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that if all such “Parent Material Adverse Effect” qualifications are disregarded and any resulting individual failure of any such representation or warranty to be true and correct at and as of the Closing Date, when aggregated with up to four other (x) individual such failures or (y) individual failures of any representation or warranty of Parent or Merger Subsidiary set forth in this Agreement that is not qualified by “Parent Material Adverse Effect”, to be true and correct at and as of the Closing Date, would reasonably be expected to have a Parent Material Adverse Effect, then the condition set forth in this Section 8.3(a) shall be deemed unsatisfied; and (E) the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement other than those described in the preceding clauses (A)-(D) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C), (D) and (E) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B), (C), (D) or (E) as applicable) only as of such date or period.

(b)   The Company shall have received a certificate of Parent, executed on its behalf by an authorized officer of Parent, dated the Closing Date, certifying that the conditions set forth in Section 8.3(a)(i) and Section 8.3(a)(ii) have been satisfied.

Section 8.4   Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1   Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the obtaining of the Company Stockholder Approval):

(a)   by mutual written consent of the Company and Parent;

(b)   by either the Company or Parent:

(i)   if the Merger has not been consummated by February 9, 2020 (the “End Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 8.1(b) or Section 8.1(c) and (y) all other conditions in Article VIII have theretofore been satisfied or (to the extent permitted by law) waived or are then capable of being satisfied, the End Date will be May 9, 2020; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has principally caused or resulted in the failure of the Effective Time to occur on or before the End Date; or

(ii)   if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

(c)   by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; provided that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under Section 7.1 hereof has principally caused or resulted in the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted;

(d)   by Parent, prior to receipt of the Company Stockholder Approval, if there shall have been a Change in the Company Recommendation, whether or not permitted by the terms hereof (or the Board of Directors of the Company or any committee thereof shall resolve to effect a Change in the Company Recommendation);

(e)   by either Parent or the Company, if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 8.2(a) (in the case of a breach by the Company) or Section 8.3(a) (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(f)   by the Company, in accordance with Section 5.2(b)(i), in order to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that a termination pursuant to this Section 9.1(f) shall not become effective until the Termination Fee has been paid in accordance with Section 10.5(a)(iii).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.1, specifying the provision hereof pursuant to which such termination is effected.

Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (a) the agreements contained in this Section 9.2, in Section 10.4 and Section 10.5 hereof and in the Confidentiality Agreement shall survive the termination hereof and (b) no such termination shall relieve any party of any liability or damages resulting from any material and intentional breach by that party of this Agreement. Notwithstanding anything to the contrary in this Agreement, none of the Financing Sources shall have any liability to the Company or any Person that is an Affiliate of the Company relating to or arising out of this Agreement, the Committed Financing or any other Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company shall have any rights or claims against any Financing Sources hereunder or thereunder. As used in this Agreement, the term “Financing Sources” means any agent, arranger, lender or other entity that has committed to provide or arrange, or has entered into definitive agreements related to, the Committed Financing or any other Financing, or any of such Person’s affiliates or its or their respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents, representatives, successors or assigns.

ARTICLE X

MISCELLANEOUS

Section 10.1   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile, email or similar writing) and shall be given,

if to Parent or Merger Subsidiary, to:

Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046
Attention:	General Counsel, Marcia E. Backus
Email:	Marcia_E._Backus@oxy.com

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention:	Faiza J. Saeed
George F. Schoen
Allison M. Wein
Facsimile:	(212) 474-3700
Email:	fsaeed@cravath.com
gschoen@cravath.com
awein@cravath.com

if to the Company, to:

Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
Attention:	General Counsel
Facsimile:	(832) 636-0574
Email:	Amanda.McMillian@anadarko.com

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Daniel A. Neff
Gregory E. Ostling
Facsimile:	(212) 403-2000
Email:	DANeff@wlrk.com
GEOstling@wlrk.com

or such other address, email or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by facsimile or email, when such facsimile or email is transmitted to the facsimile number or email specified in this Section 10.1 and, in the case of a facsimile, the appropriate facsimile confirmation is received and, in the case of an email, (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 10.1 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 10.1 or (b) if given by any other means, when delivered at the address specified in this Section 10.1.

Section 10.2   Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or any termination of this Agreement.

Section 10.3   Amendments; No Waivers.

(a)   Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company or (ii) any term of the certificate of incorporation of Parent. Notwithstanding the foregoing, no amendments or modifications to the provisions which the Financing Sources are expressly made third-party beneficiaries pursuant to Section 10.11 shall be permitted in a manner adverse to any Financing Source without the prior written consent of the Financing Sources.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4   Expenses. Except as otherwise specified in Section 10.5 or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except that those expenses incurred in connection with printing, mailing and filing the Registration Statement, all fees paid in respect of HSR in connection with the Merger, and all reasonable and documented fees, costs and expenses incurred in connection with any cooperation provided or action taken pursuant to Section 7.13 or in connection with any financing to be obtained by Parent relating to the Merger shall in each case be borne by Parent.

Section 10.5   Termination Fees.

(a)   If:

(i)   Parent shall terminate this Agreement pursuant to Section 9.1(d);

(ii)   (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(ii), (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) and the Company Stockholder Approval shall not theretofore have been obtained or (C) this Agreement is terminated by Parent pursuant to Section 9.1(e) and the Company Stockholder Approval shall not theretofore have been obtained, and after the date hereof but on or before the date of any such termination an Acquisition Proposal shall have been made and become publicly known, whether or not withdrawn, (x) prior to the Company Stockholder Meeting (in the case of a termination contemplated by clause (ii)(A)) or (y) prior to the date of such termination (in the case of a termination contemplated by clause (ii)(B) or (ii)(C)); or

(iii)   the Company shall terminate this Agreement pursuant to Section 9.1(f), then in any case as described in clause (i), (ii) or (iii) the Company shall pay (or cause to be paid) to Parent (by wire transfer of immediately available funds), (x) in the case described in clause (i) or (iii), $1,000,000,000 (the “Termination Fee”) not later than the date of termination of this Agreement and (y) in the case described in clause (ii), the Company shall pay (or cause to be paid) an amount equal to the Termination Fee not later than the date an Acquisition Proposal is consummated or a definitive agreement is entered into by the Company providing for any Acquisition Proposal, as long as such Acquisition Proposal is consummated or such definitive agreement is executed within 12 months after the date of termination of this Agreement; provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%.

(b)   If this Agreement is terminated by the Company pursuant to Section 9.1(e), then Parent shall pay (or cause to be paid) to the Company (by wire transfer of immediately available funds) an amount equal to the Chevron Termination Fee within two Business Days after the date of such termination.

(c)   Each party acknowledges that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement. Accordingly, if the Company or Parent fails to pay timely any amount due pursuant to this Section 10.5 and, in order to obtain such payment, the other party (the “Recipient”) commences a suit which results in a judgment against the party obligated to make such payment (the “Payor”) for the amount payable to the Recipient pursuant to this Section 10.5, the Payor shall pay to the Recipient its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the rate on six (6)-month United States Treasury obligations (as of the date such payment was required to be made pursuant to this Agreement) plus three percent (3%).

Section 10.6   Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

Section 10.7   Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law, except that matters relating to claims, controversies, or disputes of any kind or nature against any Financing Sources that are in any way related to this Agreement or the Merger, including any dispute arising out of or relating in any way to any debt financing to be consummated by Parent or any of its Subsidiaries in connection with the Merger, shall be interpreted, construed and governed by and in accordance with the law of the state of New York without regard to the conflict of law principles thereof.

Section 10.8   Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, for which monetary damages would not be an adequate remedy, and accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at law or in equity. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”), and each of the parties hereby irrevocably consents to the exclusive jurisdiction of the Delaware Courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum; provided that the parties, with respect to matters relating to claims, controversies, disputes of any kind or nature against any Financing Sources that is in any way related to this Agreement or the Merger including any dispute arising out of or relating in any way to any Committed Financing to be consummated by Parent or any of its Subsidiaries in connection with the Merger, irrevocably submit exclusively to the jurisdiction of the courts of any federal court sitting in the Borough of Manhattan in The City of New York (or, only if such court lacks subject matter jurisdiction, in any New York State court sitting in the Borough of Manhattan in the City of New York), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the Delaware Courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party when deemed given pursuant to Section 10.1; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

Section 10.9   Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.11   Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except for the provisions of (a) Articles II and III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration), (b) Section 6.3 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives) and (c) Sections 9.2, 10.3, 10.6, 10.7, 10.8 and 10.9 which, to the extent applicable to the Financing Sources, are intended to benefit and be enforceable by the Financing Sources, no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.12   Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.13   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.14   Interpretation. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “the date hereof”, “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” References to “days” shall mean “calendar days” unless expressly stated otherwise. When used in this Agreement, “Business Day” means any day other than (i) a Saturday or a Sunday, (ii) a day on which commercial banks in New York City or the Secretary of State of the State of Delaware is authorized or required by law to be closed or (iii) any day on which the SEC’s Electronic Data Gathering and Retrieval system is not open to accept filings. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Except with respect to any disclosure in the Company Disclosure Schedules or Parent Disclosure Schedules, any contract referred to herein means such contract, instrument or law as from time to time amended, modified or supplemented. References to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder. References to a person are also to its permitted successors and assigns. The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were delivered in person or electronically to the other party or its representatives prior to the execution of this Agreement or, prior to the calendar day immediately preceding the date hereof, posted to the data site maintained by the disclosing party or its representatives in connection with the transactions contemplated hereby (provided that, in the case of delivery via such data site, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing party or its Subsidiaries with the SEC and publicly available on the SEC’s Electronic Data Gathering and Retrieval system as an exhibit after December 31, 2016 and prior to the date that was the calendar day prior to the execution of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Vicki Hollub
	Name:	Vicki Hollub
	Title:	President and Chief Executive Officer

BASEBALL MERGER SUB 1, INC.

By:	/s/ Oscar K. Brown
	Name:	Oscar K. Brown
	Title:	President

ANADARKO PETROLEUM CORPORATION

By:	/s/ R. A. Walker
	Name:	R. A. Walker
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

May 9, 2019

The Board of Directors of
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Members of the Board of Directors:

We understand that Anadarko Petroleum Corporation, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Occidental Petroleum Corporation, a Delaware corporation (“Parent”) and Baseball Merger Sub 1, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, each outstanding share of common stock, par value $0.10 per share (the “Company Common Stock”), of the Company, other than shares owned by the Company, Parent, or Merger Sub, or their respective subsidiaries and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive (i) $59.00 in cash, without interest (the “Cash Consideration”) and (ii) 0.2934 a share of common stock, par value $0.20 per share (“Parent Common Stock”), of Parent (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to adjustment to the Cash Consideration and the Stock Consideration contained in Section 1.4(f) of the Merger Agreement with respect to which we express no opinion. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used but not defined herein have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive such Merger Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company and Parent prepared and furnished to us by the management of the Company and Parent, respectively;
(iii)	reviewed certain non-public projected financial and operating data relating to the Company under alternative commodities pricing assumptions prepared and furnished to us by the management of the Company;
(iv)	reviewed certain non-public projected financial and operating data relating to Parent prepared and furnished to us by the management of Parent;
(v)	discussed the past and current operations, financial projections and current financial condition of each of the Company and Parent with the management of the Company and Parent (including their views on the risks and uncertainties of achieving such projections);
(vi)	reviewed the reported prices and the historical trading activity of each of the Company Common Stock and the Parent Common Stock;
(vii)	compared the financial performance of each of the Company and Parent and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(viii)	compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;
(ix)	reviewed the Merger Agreement; and
(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

Letter to the Board of Directors of
Anadarko Petroleum Corporation
May 9, 2019

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of the Company, as to the future financial performance of the Company, under the alternative commodities pricing assumptions reflected therein. We express no view as to any projected financial data relating to the Company, or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or materially reduce the benefits of the Proposed Merger to the holders of the Company Common Stock of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to the holders of the Company Common Stock entitled to receive such Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the Merger will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of the Company or Parent will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Merger is consummated. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company and Parent and their respective affiliates in the future and in connection with any such services we may receive compensation.

Letter to the Board of Directors of
Anadarko Petroleum Corporation
May 9, 2019

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors of the Company in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such Merger Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Dan Ward
Dan Ward
Senior Managing Director

Annex C

PERSONAL AND CONFIDENTIAL

May 9, 2019

Board of Directors
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Occidental Petroleum Corporation (“Occidental”), Berkshire Hathaway Inc. (“Berkshire”) and their respective affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Anadarko Petroleum Corporation (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of May 9, 2019 (the “Agreement”), by and among Occidental, Baseball Merger Sub 1, Inc., a wholly owned subsidiary of Occidental (“Acquisition Sub”), and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share will be converted into $59.00 in cash (the “Cash Consideration”) and 0.2934 shares of common stock, par value $0.20 per share (“Occidental Common Stock”), of Occidental (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”), subject to adjustment to the Stock Consideration and the Cash Consideration pursuant to Section 1.4(f) of the Agreement, as to which adjustment we express no opinion.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Occidental, any of their respective affiliates and third parties, including Berkshire, a party to the Equity Purchase Agreement (as defined in the Agreement), and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-financial advisor in connection with a restructuring transaction involving Western Gas Equity Partners LP and Western Gas Partners LP, subsidiaries of the Company, in February 2019. We also have provided certain financial advisory and/or underwriting services to Berkshire and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-financial advisor in connection with a sale of USG Corporation, a subsidiary of Berkshire, in April 2019; as joint bookrunner with respect to the offering of Berkshire’s 4.250% Guaranteed Global Notes due 2049 (aggregate principal amount $750,000,000) in March 2019; as joint bookrunner with respect to the offering of Berkshire’s 4.250% Guaranteed Global Notes due 2049 (aggregate principal amount $1,250,000,000) in January 2019; as joint bookrunner with respect to the offering of Berkshire’s 4.200% Guaranteed Global Notes due 2048 (aggregate principal amount $2,350,000,000) in August 2018; as joint bookrunner with respect to the offering of Burlington Northern Santa Fe Corporation, a subsidiary of Berkshire, 4.150% Debentures due 2048 (aggregate principal amount $750,000,000) in July 2018; as joint bookrunner with respect to the offering of The Kraft Heinz Company, a subsidiary of Berkshire, 4.625% Guaranteed Global Notes due 2029, 4.0% Guaranteed Global Notes due 2023, 3.375% Guaranteed Global Notes due 2021 and 4.050% Debentures due 2048 (aggregate principal amount $3,000,000,000) in June 2018; as joint bookrunner with respect to the offering of Burlington Northern Santa Fe Corporation’s 4.050% Debentures due 2048 (aggregate principal amount $750,000,000) in February 2018; and as joint bookrunner with respect to the offering of The Kraft Heinz Company’s Guaranteed Senior Notes due 2022, 2021 and 2019 (aggregate principal amount $1,500,000,000) in June 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Occidental, Berkshire

Board of Directors
Anadarko Petroleum Corporation
May 9, 2019

and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Berkshire and its affiliates from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Occidental for the five years ended December 31, 2018; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and of Occidental; certain other communications from the Company and Occidental to their respective stockholders; certain publicly available research analyst reports for the Company and Occidental; certain internal financial analyses and forecasts for Occidental on a stand-alone basis and on a pro forma basis for the Transaction, in each case, prepared by its management, as adjusted by management of the Company and approved for our use by the Company (the “Occidental Forecasts”), including certain synergies projected by the management of Occidental to result from the Transaction, as adjusted by the management of the Company and approved for our use by the Company (the “Synergies”); and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Company Forecasts”). We have also held discussions with members of the senior managements of the Company and Occidental regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Occidental and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and shares of Occidental Common Stock; compared certain financial and stock market information for the Company and Occidental with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Occidental Forecasts, the Company Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Occidental or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Occidental or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Occidental, Berkshire and their respective affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Occidental, Berkshire and their respective affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Occidental Common Stock will trade at any time or as to the impact of the

Board of Directors
Anadarko Petroleum Corporation
May 9, 2019

Transaction on the solvency or viability of the Company or Occidental or the ability of the Company or Occidental to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than Occidental, Berkshire and their respective affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

Annex D

§ 262 Appraisal rights

[For application of this section, see 79 Del. Laws, c. 72, § 22; 79 Del. Laws, c. 122, § 12; 80 Del. Laws, c. 265, § 18; and 81 Del. Laws, c. 354, § 17]

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17.;

D-4